

2023 Proxy Statement
2022 Form 10-K



2023 Proxy Statement

A Letter from the CEO





Juan R. Luciano

BOARD CHAIR AND CEO

"We made significant strides to decarbonize our value chain in order to be the partner of choice in low-carbon intensity feedstocks."

Juan Luciano

Dear Stockholders,

2022 was an important year for ADM. We celebrated our 120th anniversary with outstanding financial results, demonstrating once again how our unparalleled global footprint, combined with our best-in-class team, power our performance even in dynamic market conditions. We advanced key strategic initiatives across our Productivity and Innovation pillars, continuing to build a better company and position our portfolio for future growth. And importantly, we lived our purpose and demonstrated the power of our culture by supporting the global food system in a time of stress, and standing up to assist our colleagues and the people of Ukraine.

Our Productivity work continued to help us enhance efficiencies and achieve a record four-quarter adjusted average ROIC of 13.6%. We **launched a new Billion Dollar Challenge** in 2022: Around the globe, thousands of colleagues stepped up to identify opportunities to monetize assets and optimize working capital, exceeding our goals by unlocking more than $1.6 billion in cash by the end of the year. We completed a modernization of our corn processing facility in Marshall, Minnesota, and are now using that successful project as a model for a wider effort to **install enhanced automation, more sophisticated control systems, and the increased use of analytics** at production facilities worldwide. And we continued the **expansion of our 1ADM business transformation,** which is enabling us to improve our processes and expand capabilities in areas ranging from indirect procurement, to go-to-market strategies, to grain merchandising.

In Innovation, we continued in 2022 to position our company to meet demand in large, fast-growing categories, powered by the enduring trends of **food security, health and well-being, and sustainability**. For example, we advanced several initiatives relating to **enhancing our ability to meet growing demand for plant-based proteins**: We announced a capacity expansion in Decatur, Illinois, and completed one in Serbia; we invested to add non-GMO soybean processing at our facility in Mainz, Germany; we entered into a partnership with Benson Hill to scale ultra-high protein soy for food; and we began construction on our Decatur Nutrition Protein Solutions Center. We made significant strides to **decarbonize our value chain in order to be the partner of choice in low-carbon intensity feedstocks**: We enrolled 1.2 million acres in regenerative agriculture programs, continued to focus on advancing our Strive 35 goals across our production footprint, and continued to propel our initiatives to connect and expand our carbon capture and storage capabilities. This work is helping us offer new, low-carbon intensity solutions for customers across our portfolio, exemplified by our PepsiCo agreement, our lactic acid and polylactic acid joint ventures with LG Chem, our North Dakota project to supply feedstocks for renewable diesel, and the continued growth of our BioSolutions business.

> “We were proud to be recognized multiple times for our work across the ESG spectrum ...”
>
> **Juan Luciano**

The critical third pillar of our strategy is Culture. Our team in 2022 continued to demonstrate the very best of ADM. In a volatile environment that was impacted by extreme weather, COVID shutdowns in China, and significant supply chain disruptions, our colleagues around the globe leveraged our irreplicable global asset footprint, our best-in-class execution, and our broad array of differentiated products and services to ensure we were **meeting global needs** of customers and consumers day in and day out. We were proud to be recognized multiple times for our work across the ESG spectrum, from being named a Financial Times Diversity Leader and being featured on Newsweek’s Most Loved Workplaces list, to our inclusion on the Investor’s Business Daily Best ESG Companies compilation and our fourth straight year of being named to Ethisphere’s World’s Most Ethical Companies list. And most of all, when faced with a horrific war that impacted both our business and our colleagues, Team ADM stepped up, **supporting our teammates and the people of Ukraine**. The company and our colleagues together provided millions of dollars in support for the people of Ukraine, and many personally became involved in relief work, whether by packing food or by offering their own homes to colleagues who fled the war. I am proud and thankful for their efforts.

1.2 million acres
enrolled in regenerative agriculture programs

As we look ahead, we expect another strong year in 2023. Our Productivity, Innovation and Culture work will continue to power growth and support returns. And our team will continue to deliver on our purpose: to unlock the power of nature to enrich the quality of life.

Sincerely yours,

Juan R. Luciano
Board Chair, CEO and President

Delivering Outstanding Performance



Record Adjusted Earnings Per Share

$7.85

Up **51%** year over year

Record Adjusted Segment Operating Profit

$6.6B

Up **39%** year over year

Record Adjusted ROIC **13.6%**

Up **36%** year over year

Record Adjusted EBITDA **$6.8B**

Up **39%** year over year

Raised quarterly dividend by 12.5%

$2.3B returned to shareholders via dividends & share repurchases



50 consecutive years of dividend increases

 PRODUCTIVITY  INNOVATION

Additional Highlights

- $1.6 billion unlocked via Billion Dollar Challenge
- 26% year-over-year revenue growth in BioSolutions
- 12% increase in Destination Marketing volumes
- 1.2 million regenerative agriculture acres
- Signed PepsiCo regenerative agriculture agreement
- Announced FBN Gradable partnership
- Signed MOU with Bayer for sustainable crop production in India
- Signed LG Chem lactic and polylactic acid joint ventures
- Invested in Marshall, Minnesota, starch expansion

- Announced Decatur, Illinois, alternative protein expansion, solutions center
- Completed Serbia alternative protein expansion
- Signed Benson Hill ultra-high protein partnership
- Formed New Culture strategic partnership
- Invested in Mainz non-GMO expansion
- Opened Wuxi Science & Technology center
- Launched ScaleUp precision fermentation joint venture
- Opened North America microbiology lab
- Completed Marshall digital modernization

*   *The Letter and Financial Highlights above refer to non-GAAP, or "adjusted," financial measures that exclude certain items from the comparable GAAP measure. For a reconciliation of these non-GAAP items to GAAP, please refer to Annex A to our proxy statement and beginning on page 36 of our 2022 Annual Report on Form 10-K.*

Unlocking Nature, Enriching Life.





Ethisphere
World's Most Ethical Company



Ranked on
Fortune
Most Admired list

Accelerated
No-Deforestation
commitment to 2025



Announced
Net-Zero Ambition

Committed to
ESG

Environmental
1.2M
Regen Ag Acres

Social
$13M
in Ukraine Support

$4M+
in Hunger Relief

Governance
$750M
Sustainable Bond


CULTURE

Additional Highlights

- Launched Employee Resource Groups
- Announced net-zero ambition
- Committed to collaboration with Science-based Targets Initiative
- Fortune Most Admired list
- Top Employers Institute: Top Employer in Europe, China and Singapore
- WSJ Management Top 250 list
- Financial Times Diversity Leader 2023
- Computerworld Best Places to Work in IT list

- SEAL Business Sustainability award
- Field to Market Collaboration of the Year award
- Investor's Business Daily Best ESG Companies list
- Newsweek Most Loved Workplaces list
- Environment + Energy Leader carbon capture recognition
- 3BL 100 Best Corporate Citizens list
- Ethisphere World's Most Ethical Company
- $500M Sustainable Letter of Credit Program

ARCHER-DANIELS-MIDLAND COMPANY
77 West Wacker Drive, Suite 4600, Chicago, Illinois 60601
Notice of Annual Meeting

To All Stockholders:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of Archer-Daniels-Midland Company, a Delaware corporation, will be held on Thursday, May 4, 2023, commencing at 8:30 A.M. Central Daylight Time. The annual meeting will be a completely virtual meeting of stockholders. You may attend the online meeting, submit questions, and vote your shares electronically during the meeting via the internet by visiting www.virtualshareholdermeeting.com/ADM2023. To enter the annual meeting, you will need the 16-digit control number that is printed on your Notice of Internet Availability of Proxy Materials. We recommend that you log in at least 15 minutes before the meeting to ensure that you are logged in when the meeting starts. Online check-in will start shortly before the meeting on May 4, 2023. At the annual meeting, you will be asked to consider and vote on the following matters:

(1)   To elect directors to hold office until the next Annual Meeting of Stockholders and until their successors are duly elected and qualified;

(2)   To ratify the appointment of Ernst & Young LLP as independent auditors to audit the accounts of our company for the fiscal year ending December 31, 2023;

(3)   To consider an advisory vote on the compensation of our named executive officers;

(4)   To consider an advisory vote on the frequency of future advisory votes on the compensation of our named executive officers;

(5)   To consider and act upon a stockholder proposal regarding an independent board chairman; and

(6)   To transact such other business as may properly come before the meeting.

By Order of the Board of Directors

D. C. FINDLAY, SECRETARY

March 14, 2023

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON MAY 4, 2023: THE 2023 PROXY STATEMENT AND 2022 ANNUAL REPORT ON FORM 10-K ARE AVAILABLE AT www.proxyvote.com

Forward-Looking Statements

This proxy statement contains forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995 that is subject to certain risks and uncertainties that could cause actual results to differ materially from those projected, expressed, or implied by such forward-looking information. Risks and uncertainties that could cause or contribute to such differences include, but are not limited to, those discussed in Item 1A, "Risk Factors" included in our Annual Report on Form 10-K, as may be updated in our subsequent Quarterly Reports on Form 10-Q. To the extent permitted under applicable law, Archer-Daniels-Midland Company assumes no obligation to update any forward-looking statements as a result of new information or future events.

Table of Contents



Proxy Summary

The following is a summary of certain key disclosures in this proxy statement. This is only a summary, and it may not contain all of the information that is important to you. For more complete information, please review this proxy statement in its entirety as well as our 2022 Annual Report on Form 10-K. As used in this proxy statement, "ADM" or the "Company" refers to Archer-Daniels-Midland Company. The information contained on adm.com or any other website referred to in this proxy statement is provided for reference only and is not incorporated by reference into this proxy statement.

General Information

Meeting: Annual Meeting of Stockholders
Date: Thursday, May 4, 2023
Time: 8:30 A.M. Central Daylight Time
Location: The completely virtual annual meeting will be held at www.virtualshareholdermeeting.com/ADM2023
Record Date: March 9, 2023
Stock Symbol: ADM
Exchange: NYSE
Common Stock Outstanding: 546,445,165 as of March 9, 2023
Registrar & Transfer Agent: Hickory Point Bank and Trust, fsb
State of Incorporation: Delaware
Corporate Headquarters and Principal Executive Office:
77 West Wacker Drive, Suite 4600,
Chicago, Illinois 60601
Corporate Website: www.adm.com

Executive Compensation

CEO: Juan R. Luciano
CEO 2022 Total Direct Compensation:
- Salary: $1,429,174
- Non-Equity Incentive Plan Compensation: $4,712,540
- Long-Term Incentives: $17,727,259

CEO Employment Agreement: No
Change in Control Agreement: No
Stock Ownership Guidelines: Yes
Anti-Hedging Policy: Yes

Items to Be Voted On

- Election of Directors for a One-Year Term
- Ratification of Appointment of Independent Registered Public Accounting Firm (Ernst & Young LLP)
- Advisory Vote on Executive Compensation
- Advisory Vote on Frequency of Future Advisory Votes on Executive Compensation
- Stockholder Proposal

Corporate Governance

Director Nominees: 11
- Michael S. Burke (Independent)
- Theodore Colbert (Independent)
- James C. Collins, Jr. (Independent)
- Terrell K. Crews (Independent)
- Ellen de Brabander (Independent)
- Suzan F. Harrison (Independent)
- Juan R. Luciano
- Patrick J. Moore (Independent)
- Debra A. Sandler (Independent)
- Lei Z. Schlitz (Independent)
- Kelvin R. Westbrook (Independent)

Director Term: One year
Director Election Standard: Majority voting standard for uncontested elections
Board Meetings in 2022: 6
Board Committee Meetings in 2022:
- Audit – 9
- Compensation and Succession – 5
- Nominating and Corporate Governance – 4
- Sustainability and Corporate Responsibility – 4

Supermajority Voting Requirements: No
Stockholder Rights Plan: No

Governance Highlights

The Board of Directors views itself as the long-term stewards of ADM. The Board is committed to enhancing the success and value of our Company for its stockholders, as well as for other stakeholders such as employees, business partners, and communities. The Board recognizes the importance of good corporate governance and understands that transparent disclosure of its governance practices helps stockholders assess the quality of our Company and its management and the value of their investment decisions.

ADM's corporate governance practices are intended to ensure independence, transparency, management accountability, effective decision making, and appropriate monitoring of compliance and performance. We believe that these strong corporate governance practices, together with our enduring corporate values and ethics, are critical to providing lasting value to the stockholders of our Company.

We use majority voting for uncontested director elections.	10 of 11 of our director nominees are independent and only independent directors serve on the Audit, Compensation and Succession, Nominating and Corporate Governance, and Sustainability and Corporate Responsibility Committees.
We have an independent Lead Director, selected by the independent directors. The Lead Director provides the Board with independent leadership, facilitates the Board's independence from management, and has broad powers as described on page 15.	Our independent directors meet in executive session at each regular in-person board meeting.
We have policies prohibiting directors and officers from trading in derivative securities of our Company and from pledging any Company stock.	Significant stock ownership requirements are in place for directors and executive officers.
The Board and each standing committee annually conduct evaluations of their performance. Directors annually evaluate each other, and these evaluations are used to assess future re-nominations to the Board.	Individuals cannot stand for election as a director once they reach age 75, and our Corporate Governance Guidelines set limits on the number of public company boards on which a director can serve.
Holders of 10% or more of our common stock have the ability to call a special meeting of stockholders.	Our bylaws include a proxy access provision under which a stockholder or group of up to 20 stockholders that has owned at least 3% of our common stock for at least 3 years may submit nominees for up to 20% of the board seats for inclusion in our proxy statement.
Our Sustainability and Corporate Responsibility Committee provides Board-level oversight of environmental, corporate social responsibility, diversity, safety, and sustainability matters.	We are named as one of the "World's Most Ethical Companies" by Ethisphere.

Voting Matters and Board Recommendations

Proposal	Board Voting Recommendation	Page Reference
Proposal No. 1—Election of Directors	FOR	7
Proposal No. 2—Ratification of Appointment of Independent Registered Public Accounting Firm	FOR	84
Proposal No. 3—Advisory Vote on Executive Compensation	FOR	85
Proposal No. 4—Advisory Vote on Frequency of Future Advisory Votes on Executive Compensation	ONE YEAR	86
Proposal No. 5—Stockholder Proposal – Independent Board Chairman	AGAINST	87

Director Nominee Qualifications, Skills, and Experience

The following chart provides summary information about each of our director nominees' qualifications, skills, and experience. More detailed information is provided in each director nominee's biography beginning on page 8.

	M. S. Burke	T. Colbert	J. C. Collins, Jr.	T. K. Crews	E. de Brabander	S. F. Harrison	J. R. Luciano	P. J. Moore	D. A. Sandler	L. Z. Schlitz	K. R. Westbrook
CEO Leadership CEO experience at a large public company.	●		●				●	●			
Finance / Accounting Experience in positions requiring financial knowledge and analysis or overseeing internal controls and reporting of public company financial and operating results, including as chief financial officer and/or in accounting, corporate finance, or treasury functions.	●			●				●			
International Business Experience working outside the U.S. or overseeing a global business.	●	●	●	●	●	●	●	●		●	
Agriculture / Food / Retail Consumer Experience in agriculture, food, or retail consumer businesses or industries.			●	●	●	●	●		●		●
M&A Experience implementing growth strategies, establishing partnerships, identifying opportunities, and analyzing cultural and strategic fit in connection with mergers, acquisitions, divestitures, and other strategic transactions.	●	●	●	●		●	●	●		●	●
Risk Management Experience assessing and reviewing material risk exposures and the measures to manage and mitigate material risks, including in the areas of operations, health and safety, climate change, cybersecurity, and regulatory.	●	●		●			●	●			●
Sustainability / Environmental / Social Experience overseeing environmental impact, corporate social responsibility, or sustainability strategies or initiatives.	●		●	●		●	●	●	●	●	
Sales / Marketing Experience involving branding, marketing, and sales at a global scale and in key markets.		●	●			●	●		●	●	
Food Science / R&D Experience in scientific or research roles, particularly in agricultural or food science.			●		●	●	●		●	●	
Information Technology / Cybersecurity Experience in positions requiring information technology knowledge or overseeing information technology functions, including data management and cybersecurity.		●									●

Four of our director nominees (Messrs. Crews, Moore, and Westbrook and Ms. Harrison) have earned recognition as part of the NACD Directorship 100™ from the National Association of Corporate Directors (NACD), a leading independent not-for-profit organization dedicated to enhancing corporate governance to drive economic opportunity and positive change in business and the communities they serve. The annual NACD Directorship 100™ celebrates and recognizes the most influential directors and leaders in the corporate governance community who have demonstrated excellence in the boardroom through innovation, courage, and integrity.

Director Nominee Diversity, Age, Tenure, and Independence

The following charts provide information about our director nominees' personal characteristics, including race/ethnicity, gender, and age, as well as tenure and independence, to illustrate the diversity of perspectives of our director nominees. More detailed information is provided in each director nominee's biography beginning on page 8.

	Tenure/Age/Gender			Race/Ethnicity			
	Years on Board	**Age**	**Gender**	**Hispanic/Latinx**	**Asian**	**Black or African American**	**White**
M. S. Burke	4	59	M				●
T. Colbert	1	49	M			●	
J. C. Collins, Jr.	0	60	M				●
T. K. Crews	11	67	M				●
E. de Brabander	0	60	F				●
S. F. Harrison	5	65	F				●
J. R. Luciano	8	61	M	●			
P. J. Moore	19	68	M				●
D. A. Sandler	6	63	F	●		●	
L. Z. Schlitz	3	56	F		●		
K. R. Westbrook	19	67	M			●	



64% Overall Diversity | **91%** Independent

45% Black, Asian, or Hispanic | **36%** Female

Board Age
- ■ > 70 years
- ■ 60-69 years
- ■ < 60 years

62 yrs Average Age

Board Tenure
- ■ 0-4 Years
- ■ 5-9 Years
- ■ 10+ Years

7 yrs Average Tenure

General Information About the Annual Meeting and Voting

General Matters

The Board of Directors asks that you vote by proxy in advance of the annual stockholders' meeting. The meeting will be completely virtual and will be held at the time and web address mentioned in the Notice of Annual Meeting included in these materials. We will be using the "notice and access" method of providing proxy materials to stockholders via the internet. We will mail to our stockholders (other than those described below) a Notice of Internet Availability of Proxy Materials containing instructions on how to access our proxy statement and the 2022 Annual Report on Form 10-K and how to vote electronically via the internet. This notice will also contain instructions on how to request a paper copy of the proxy materials. Stockholders holding shares through the ADM 401(k) and Employee Stock Ownership Plan for Salaried Employees (the "401(k) and ESOP") and those stockholders who previously have opted out of participation in notice and access procedures will receive a paper copy of the proxy materials by mail or an electronic copy of the proxy materials by email. We are first providing our stockholders with notice and access to, or first mailing or emailing, this proxy statement and a proxy form around March 14, 2023.

We pay the costs of soliciting proxies from our stockholders. We have retained Georgeson LLC to help us solicit proxies. We will pay Georgeson LLC a base shareholder meeting services fee of approximately $15,000 plus reasonable project management fees and expenses for its services. Our employees or employees of Georgeson LLC may also solicit proxies in person or by telephone, mail, or the internet at a cost which we expect will be nominal. We will reimburse brokerage firms and other securities custodians for their reasonable fees and expenses in forwarding proxy materials to their principals.

We have a policy of keeping confidential all proxies, ballots, and voting tabulations that identify individual stockholders. Such documents are available for examination only by the inspectors of election, our transfer agent, and certain employees associated with processing proxy cards and tabulating the vote. We will not disclose any stockholder's vote except in a contested proxy solicitation or as may be necessary to meet legal requirements.

Our common stockholders of record at the close of business on March 9, 2023, are the only people entitled to notice of the annual meeting and to vote at the meeting. At the close of business on March 9, 2023, we had 546,445,165 outstanding shares of common stock, each share being entitled to one vote on each of the director nominees and on each of the other matters to be voted on at the meeting.

Our stockholders and advisors to our Company are the only people entitled to attend the annual meeting. The annual meeting this year will be a completely virtual meeting of stockholders. Hosting a virtual meeting provides expanded access, improved communication, and cost savings for our stockholders and us and enables participation from any location around the world. Stockholders may submit questions during the annual meeting at www.virtualshareholdermeeting.com/ADM2023, and management will respond to questions following adjournment of the formal business of the annual meeting and after any management remarks. If you have questions during the meeting, you may type them in the dialog box provided at any point during the meeting until the floor is closed to questions.

If you properly execute the enclosed proxy form, your shares will be voted at the meeting. You may revoke your proxy form at any time prior to voting by:

(1)   delivering written notice of revocation to our Secretary;

(2)   delivering to our Secretary a new proxy form bearing a date later than your previous proxy; or

(3)   attending the annual meeting online and voting again (attendance at the meeting will not, by itself, revoke a proxy).

Under our bylaws, stockholders elect our directors by a majority vote in an uncontested election (one in which the number of nominees is the same as the number of directors to be elected) and by a plurality vote in a contested election (one in which the number of nominees exceeds the number of directors to be elected). Because this year's election is an uncontested election, each director nominee receiving a majority of votes cast will be elected (the number of shares voted "for" a director nominee must exceed the number of shares voted "against" that nominee). This year, stockholders are asked to provide an advisory vote on whether future advisory votes on the compensation of our named executive officers should be held every one, two, or three years. The option among these choices that receives the affirmative vote of the holders of a plurality of the votes cast on the matter will be deemed to have received the advisory approval of stockholders. Approval of each other proposal presented in the proxy statement requires the affirmative vote of the holders of a majority of the outstanding shares of common stock present, in person or by proxy, at the meeting and entitled to vote on that matter. Shares not present at the meeting and shares voting "abstain" have no effect on the election of directors or the advisory vote on the frequency of future advisory votes on executive compensation. For the other proposals to be voted on at the meeting, abstentions are treated as shares present or represented and voting, and therefore have the same effect as negative votes. Broker non-votes (shares held by brokers who do not have discretionary authority to vote on the matter and have not received voting instructions from their clients) are counted toward a quorum, but are not counted for any purpose in determining whether a matter has been approved.

Principal Holders of Voting Securities

Based upon filings with the Securities and Exchange Commission ("SEC"), we believe that the following stockholders are beneficial owners of more than 5% of our outstanding common stock shares:

Name and Address of Beneficial Owner	Amount	Percent of Class
The Vanguard Group 100 Vanguard Blvd., Malvern, PA 19355	62,387,832[1]	11.42
State Farm Mutual Automobile Insurance Company and related entities One State Farm Plaza, Bloomington, IL 61710	50,443,160[2]	9.23
BlackRock, Inc. 55 East 52nd Street, New York, NY 10055	44,573,583[3]	8.16
Capital World Investors 333 South Hope Street, 55th Floor, Los Angeles, CA 90071	40,462,244[4]	7.40
State Street Corporation One Lincoln Street, Boston, MA 02111	31,809,735[5]	5.82

(1) Based on a Schedule 13G/A filed with the SEC on February 9, 2023, The Vanguard Group has sole dispositive power with respect to 60,075,805 shares, shared voting power with respect to 806,097 shares, and shared dispositive power with respect to 2,312,027 shares.

(2) Based on a Schedule 13G/A filed with the SEC on January 31, 2023, State Farm Mutual Automobile Insurance Company and related entities have sole voting and dispositive power with respect to 46,796,552 shares and shared voting and dispositive power with respect to 3,646,608 shares.

(3) Based on a Schedule 13G/A filed with the SEC on February 3, 2023, BlackRock, Inc. has sole voting power with respect to 40,066,775 shares and sole dispositive power with respect to 44,573,583 shares.

(4) Based on a Schedule 13G/A filed with the SEC on February 13, 2023, Capital World Investors has sole voting power with respect to 40,342,736 shares and sole dispositive power with respect to 40,462,244 shares.

(5) Based on a Schedule 13G/A filed with the SEC on February 6, 2023, State Street Corporation has shared voting power with respect to 28,770,251 shares and shared dispositive power with respect to 31,780,683 shares.

PROPOSAL NO. 1

Proposal No. 1 — Election of Directors for a One-Year Term

The Board of Directors currently consists of twelve members. The Board, acting on the recommendation of the Nominating and Corporate Governance Committee, has nominated each of the current directors for re-election at the annual meeting, except for Francisco J. Sanchez, who has determined not to stand for re-election, and Donald E. Felsinger, who has reached the age limit of 75 set forth in our Corporate Governance Guidelines. The Board, acting on the recommendation of the Nominating and Corporate Governance Committee, has nominated a new nominee for election at the annual meeting, Ellen de Brabander. Dr. de Brabander was identified by the Nominating and Corporate Governance Committee as a potential nominee following a recommendation from Korn Ferry, a consultant who was engaged to assist in the search for potential director nominees, and was recommended by the Nominating and Corporate Governance Committee after it completed its interview and vetting process. Finally, James C. Collins, Jr. is standing for election to serve as a director of the Company for the first time at this year's annual meeting. Mr. Collins was identified as a potential nominee following a recommendation from Korn Ferry and after an evaluation and recommendation by the Nominating and Corporate Governance Committee, the Board elected him to the Board in August 2022.

As a result, the Board has resolved that, effective at the annual meeting, the number of directors of the Company will be set at eleven. Proxies cannot be voted for a greater number of persons than eleven, which is the number of nominees. Unless you provide different directions, we intend for board-solicited proxies (like this one) to be voted for the nominees named below.

If elected, the nominees would hold office until the next annual stockholders' meeting and until their successors are elected and qualified. If any nominee for director becomes unable to serve as a director, the persons named as proxies may vote for a substitute who will be designated by the Board. Alternatively, the Board could reduce the size of the board. The Board has no reason to believe that any nominee will be unable to serve as a director.

Our bylaws require that each director be elected by a majority of votes cast with respect to that director in an uncontested election (where the number of nominees is the same as the number of directors to be elected). In a contested election (where the number of nominees exceeds the number of directors to be elected), the plurality voting standard governs the election of directors. Under the plurality standard, the number of nominees equal to the number of directors to be elected who receive more votes than the other nominees are elected to the Board, regardless of whether they receive a majority of the votes cast. Whether an election is contested or not is determined as of the day before we first mail our meeting notice to stockholders.

This year's election was determined to be an uncontested election, and the majority vote standard will apply. If a nominee who is serving as a director is not elected at the annual meeting, Delaware law provides that the director would continue to serve on the Board as a "holdover director." However, under our Corporate Governance Guidelines, each director annually submits an advance, contingent, irrevocable resignation that the Board may accept if the director fails to be elected through a majority vote in an uncontested election. In that situation, the Nominating and Corporate Governance Committee would make a recommendation to the Board about whether to accept or reject the resignation. The Board will act on the Nominating and Corporate Governance Committee's recommendation and publicly disclose its decision and the rationale behind it within 90 days after the date that the election results are certified. The Board will nominate for election or re-election as director, and will elect as directors to fill vacancies and new directorships, only candidates who agree to tender the form of resignation described above. If a nominee who was not already serving as a director fails to receive a majority of votes cast at the annual meeting, Delaware law provides that the nominee does not serve on the Board as a "holdover director."

The information below describes, as applicable, the nominees, their ages, positions with our Company, principal occupations, current directorships of other publicly owned companies, directorships of other publicly owned companies held within the past five years, the year in which each first was elected as a director, and the number of shares of common stock beneficially owned as of March 9, 2023, directly or indirectly. Unless otherwise indicated, and subject to community property laws where applicable, we believe that each nominee named in the table below has sole voting and investment power with respect to the shares indicated as beneficially owned.

 **The Board of Directors recommends a vote FOR the election of the eleven nominees named below as directors. Proxies solicited by the Board will be so voted unless stockholders specify a different choice.**

Director Nominees



Michael S. Burke

Age: 59

Director since: 2018

Board Committees: Compensation and Succession; Nominating and Corporate Governance

Common stock owned: 17,277 (1)

Percent of class: *

Non-Public & Non-Profit Boards; Memberships; Honors

- **CURRENT:** Universal Engineering Sciences (Chair); Westwood Professional Services (board member); SitelogIQ (board member); CarbonCure (board member); Nexii Building Solutions (board member); American Institute of Certified Public Accountants (member); California Bar Association (member)
- **PRIOR:** Business Roundtable (board member; Chair, Infrastructure Committee); Children's Bureau (Vice Chair); World Economic Forum (Co-Chair, Steering Committee, Infrastructure and Urban Development)

Public Boards

- **PRIOR** (within past 5 years): AECOM (Chairman)

Career Highlights

- **AECOM** (a global infrastructure firm)
  - Chairman and Chief Executive Officer (2015-2020)
  - Chief Executive Officer (2014-2015)
  - President (2011-2014)
  - Other leadership roles (2005-2011)
- **KPMG LLP**
  - Member of Board of Directors (2000-2005)
  - Partner (1995-2005)

Qualifications

Mr. Burke brings to the Board his deep expertise in accounting and finance, his experience as a CEO, and his involvement in projects throughout the world. Mr. Burke also brings significant ESG experience, including having built one of the largest environmental engineering firms in the world (a subsidiary of AECOM) focused on sustainability and currently serving as a member of the board of directors of CarbonCure and Nexii Building Solutions, companies focused on reducing the harmful emissions from the utilization of cement in the construction process.



Theodore Colbert

Age: 48

Director since: 2021

Board Committees: Audit; Sustainability and Corporate Responsibility

Common stock owned: 5,746 (2)

Percent of class: *

Non-Public & Non-Profit Boards; Memberships; Honors

- **CURRENT:** The National Space Council Users Advisory Group (appointed by Vice President Kamala Harris); New Leaders (Chair); The Executive Leadership Council (member); Thurgood Marshall College Fund (Co-Vice Chair); DC College Access Program (board member); Virginia Tech Innovation Campus Advisory Board (board member); Aerospace Industries Association (Vice-Chair)
- **PRIOR:** Georgia Tech President's Advisory Board (two terms)
- **HONORS:** 2022 Black Engineer of the Year Award; 2021 Capital CIO of the Year ORBIE Award for leadership; named one of the Most Influential Black Executives in Corporate America by Savoy magazine in 2020 and 2021; first recipient of the Fisher Center prize for Excellence in Driving Transformation from the Fisher Center For Business Analytics at Berkeley; 2018 Forbes CIO Innovation Award; recognized as one of the Most Powerful Executives in Corporate America by Black Enterprise magazine in 2017; 2017 Morehouse College Bennie Leadership Award for Excellence in Business; 2016 National Society of Black Engineers Golden Torch Legacy Award; HMG Strategy 2016 CIO of the Year; 2015 Ebony Power 100 honoree

Career Highlights

- **Boeing** (a global aerospace company)
  - Executive Vice President of The Boeing Company and President and Chief Executive Officer of Boeing Defense, Space & Security (2022-present)
  - Executive Vice President of The Boeing Company and President and Chief Executive Officer of Boeing Global Services (2019-2022)
  - Chief Information Officer and Senior Vice President of Information Technology & Data Analytics (2016-2019)
  - Chief Information Officer and Vice President of Information Technology Infrastructure (2013-2016)
  - Other leadership roles (2009-2013)
- **Citigroup**
  - Senior Vice President of Enterprise Architecture (2007-2009)
- **Ford Motor Company**
  - Various roles in the Information Technology organization (1996-2007)

Qualifications

Mr. Colbert brings extensive expertise in corporate leadership to the Board, as well as significant knowledge of information technology, information security, cybersecurity, and data and analytics.



James C. Collins, Jr.

Age: 60

Director since: 2022

Board Committees: Compensation and Succession; Sustainability and Corporate Responsibility

Common stock owned: 943 (1)

Percent of class: *

Non-Public & Non-Profit Boards; Memberships; Honors

- **CURRENT:** Vestaron Corporation (board member); University of Delaware College of Agriculture and Natural Resources (Advisory Committee member); University of Tennessee Lone Oaks Farm Advisory Council (board member)
- **PRIOR:** CropLife International (board member); University of Delaware's Alfred Lerner College of Business & Economics (advisory board member); Hagley Museum and Library (board member); US China Business Council (member); Business Roundtable (Special Committee on Equity and Racial Justice; Climate Policy Committee; Trade Committee); Longwood Botanical Gardens (board member); National 4-H Council (board member)

Public Boards

- **PRIOR** (within past 5 years): Corteva, Inc.

Career Highlights

- **Corteva, Inc.** (a global agricultural and seed company)
  - Chief Executive Officer (2019-2021)
- **DowDuPont**
  - Chief Operating Officer (2017-2019)
- **DuPont**
  - Executive Vice President (2014-2017)
  - Senior Vice President (2013-2014)
  - President Industrial Biosciences (2011-2013)
  - VP Acquisitions and Integration – Danisco (2011)
  - President Crop Protection (2003-2010)

Qualifications

Mr. Collins brings to the Board a wealth of expertise in innovation and global agriculture, a strong commitment to diversity and inclusion, and a keen understanding of how to support farmers as companies and farmers work together to improve the sustainability of the agriculture and nutrition value chains. During his time at Corteva, he spearheaded a comprehensive array of initiatives to enhance sustainability, with a strong focus on helping farmers lead with new practices and innovations.



Terrell K. Crews

Age: 67

Director since: 2011

Board Committees: Audit (Chair); Executive; Sustainability and Corporate Responsibility

Common stock owned: 48,866 (3)

Percent of class: *

Non-Public & Non-Profit Boards; Memberships; Honors

- **CURRENT:** Freed-Hardeman University (board member); Teay's River Investments (board member)
- **HONORS:** NACD Directorship 100™ (2015)

Public Boards

- **CURRENT**: WestRock Company
- **PRIOR** (within past 5 years): Hormel Foods Corporation

Career Highlights

- **Monsanto Company** (a global agricultural and seed company)
  - Executive Vice President, Chief Financial Officer and Vegetable Business CEO (2007-2009)
  - Executive Vice President and Chief Financial Officer (2000-2007)
  - Various other roles (1977-2000)

Qualifications

Mr. Crews brings to the Board of Directors extensive expertise in finance and related functions, as well as significant knowledge of corporate development, agri-business, and international operations.



Ellen de Brabander

Age: 60

Director since: N/A (new nominee)

Board Committees: N/A

Common stock owned: 0

Percent of class: N/A

Non-Public & Non-Profit Boards; Memberships; Honors

- **CURRENT:** PeakBridge (scientific advisory board member and investment committee member); New York Academy of Sciences (board member); Brabantse Ontwikkel Maatschappij (a regional development organization in The Netherlands) (board member); Sanquin Health Solutions (board member); Open University, The Netherlands (board member); Brightlands Venlo (food/agro innovation campus and ecosystem in The Netherlands) (board president)
- **HONORS:** Golden Medal from the Royal Dutch Chemical Society in 2000 for Best Chemist; 2020 National Diversity Council's list of Power 50 in the U.S

Career Highlights

- **Elanco** (a global leader in animal health)
  - Executive Vice President, Innovation and Regulatory Affairs (2021-present)
- **PepsiCo**
  - Senior Vice President, R&D Technical Insights, Digital Solutions, and Compliance (2014-2021)
- **EIT Food** (food innovation community supported by the EU)
  - Interim Chief Executive Officer (2016-2018)
- **Merial** (now part of Boehringer Ingelheim Animal Health)
  - Chief Technology Officer (2008-2014)

Qualifications

Dr. de Brabander brings extensive leadership experience and a strong track record of accomplishments in R&D and innovation as well as global leadership in regulatory affairs across a range of industries including food, animal health, and pharmaceuticals. Dr. de Brabander earned her Ph.D. cum laude in bio-organic chemistry from Leiden University in the Netherlands and completed her post-doctoral work in molecular biology at the Massachusetts Institute of Technology (MIT) in the group of Prof. Dr. H.G. Khorana, a Nobel laureate. She is the co-author of over 60 publications in scientific journals, holds 18 patents, and has received multiple awards for her research.



Susan F. Harrison

Age: 65

Director since: 2017

Board Committees: Compensation and Succession; Executive; Sustainability and Corporate Responsibility (Chair)

Common stock owned: 20,307 (1)

Percent of class: *

Non-Public & Non-Profit Boards; Memberships; Honors

- **PRIOR:** Executive Women's Forum of NY (Board Member)
- **HONORS:** NACD Directorship 100™ (2022); Ad Age's 'Women to Watch', YWCA Women Achiever Award; Foundation of Excellence Award in Corporate Leadership Award from the NY State Dental Association

Public Boards

- **CURRENT:** WestRock Company; Ashland Inc.

Career Highlights

- **Colgate-Palmolive Company** (a global household and consumer products company)
  - President of Global Oral Care (2011-2019)
  - President Hill's Pet Nutrition Inc. North America (2009-2011)
  - Vice President, Marketing (2006-2009)
  - Vice President and General Manager of Colgate Oral Pharmaceuticals, North America, and Europe (2005-2006)
  - Various other roles (1983-2005)

Qualifications

Ms. Harrison's qualifications to serve as a director of our company include her extensive leadership, management, operations, marketing, and international experience, along with her ESG experience in overseeing environmentally appropriate packaging and formulas for consumer products.



Juan R. Luciano

Age: 61

Director since: 2014

Chair of the Board, Board Committees: Executive

Common stock owned: 2,542,386 (4)

Percent of class: *

Non-Public & Non-Profit Boards; Memberships; Honors

- **CURRENT:** Rush University Medical Center (Lead Director); Kellogg School of Management, Northwestern University (board member); Intersect Illinois (board member); US-China Business Council (member); Economic Club of Chicago (member); Commercial Club of Chicago (member); The Business Roundtable (member)
- **HONORS:** 2021 International Executive of the Year (Executives' Club Chicago); 2021 Darla Moore School of Business at the University of South Carolina, Leadership Legacy Award; 2020 Outstanding Service in Business Award (Illinois); 2020 Maestro Award (Latino Leaders magazine)

Public Boards

- **CURRENT:** Eli Lilly and Company (Lead Director)

Career Highlights

- **ADM**
  - Chair of the Board, Chief Executive Officer and President (2016-present)
  - Chief Executive Officer and President (2015-2016)
  - President and Chief Operating Officer (2014)
  - Executive Vice President and Chief Operating Officer (2011-2014)
- **The Dow Chemical Company** (a multinational chemical company)
  - Executive Vice President and President, Performance Division (2010-2011)

Qualifications

Mr. Luciano has extensive experience directly overseeing the commercial and production activities of ADM's corn, oilseeds, and agricultural services businesses, as well as its research, project management, procurement, and risk management functions. He also has overseen the Company's operational excellence initiatives, which seek to improve productivity and efficiency companywide. He has led the Company's efforts to improve its capital, cost, and cash positions.



Patrick J. Moore

Age: 68

Director since: 2003

Board Committees: Audit; Executive; Nominating and Corporate Governance (Chair)

Common stock owned: 79,742 (1)

Percent of class: *

Non-Public & Non-Profit Boards; Memberships; Honors

- **CURRENT:** North American Review Board of American Air Liquide Holdings, Inc.; St. Louis Zoological Association (board member); Hoverfly Holdings (board member); Engineered Corrosion Solutions (board member)
- **HONORS:** NACD Directorship 100™ (2021)

Public Boards

- **CURRENT:** Energizer Holdings, Inc. (Chairman)

Career Highlights

- **PJM Advisors, LLC** (a private equity investment and advisory firm founded by Mr. Moore)
  - President and Chief Executive Officer (2011—present)
- **Smurfit-Stone Container Corporation** (a leader in integrated containerboard and corrugated package products and paper recycling) (5)
  - Chairman and Chief Executive Officer (2002-2011)
  - Other roles including Chief Financial Officer, Vice President—Treasurer and General Manager, Industrial Packaging division (1987-2002)
- **Continental Bank**
  - Various roles in corporate lending, international banking, and administration (1975-1987)

Qualifications

Mr. Moore brings to the Board his financial expertise and substantial experience in leadership, banking and finance, strategy development, and operations management. Mr. Moore also brings extensive experience in environmental and sustainable practices from his time at Smurfit-Stone and his service on the board of the Sustainable Forestry Initiative, with particular focus on recycling, carbon sequestration, reduction of energy and water usage, and sustainable forestry.



Debra A. Sandler

Age: 63

Director since: 2016

Board Committees: Audit; Nominating and Corporate Governance

Common stock owned: 23,117 (1)

Percent of class: *

Non-Public & Non-Profit Boards; Memberships; Honors

- **CURRENT:** Hofstra University (board member); The Executive Leadership Council (member); Pharmavite, LLC (board member)

Public Boards

- **CURRENT:** Gannett Co., Inc.; Dollar General Corporation; Keurig Dr Pepper Inc.

Qualifications

Ms. Sandler has strong marketing and operating experience and a proven record of creating, building, enhancing, and leading well-known consumer brands as a result of the leadership positions she has held with Mars, Johnson & Johnson, and PepsiCo. Ms. Sandler is a regular speaker on topics such as diversity and inclusion, multicultural business development, and health and wellbeing in the consumer packaged goods industry.

Career Highlights

- **LaGrenade Group, LLC** (a marketing consulting firm Ms. Sandler founded to advise consumer packaged goods companies operating in the Health and Wellness space)
  - President (2015-present)
- **Mavis Foods, LLC** (a startup Ms. Sandler founded that makes and sells Caribbean sauces and marinades)
  - Chief Executive Officer (2018-present)
- **Mars, Inc.**
  - Chief Health and Wellbeing Officer (2014-2015)
  - President, Chocolate, North America (2012-2014)
  - Chief Consumer Officer of Mars Chocolate North America (2009-2012)
- **Johnson & Johnson**
  - Various roles, including Worldwide President, McNeil Nutritionals division (1999-2009)
- **PepsiCo**
  - Various roles, including Marketing Vice President (1985-1999)



Lei Z. Schlitz

Age: 56

Director since: 2019

Board Committees: Compensation and Succession; Sustainability and Corporate Responsibility

Common stock owned: 13,277 (1)

Percent of class: *

Non-Public & Non-Profit Boards; Memberships; Honors

- **CURRENT:** Society of Women Engineers (member)
- **HONORS:** Distinguished Alumni Achievement Award (University of Wisconsin-Madison Alumni Association)

Qualifications

Dr. Schlitz brings extensive leadership experience in strategy development, growth initiatives, and operational excellence, along with strong sustainability experience, including driving innovations in energy and water efficiency and reduction of global warming potential in the manufacturing process. While at ITW, Dr. Schlitz served as an executive member of Illinois Tool Works' Diversity & Inclusion Council, overseeing the company's diversity and inclusion initiatives. Dr. Schlitz holds a doctorate in mechanical engineering from the University of Wisconsin-Milwaukee, and a bachelor's degree in engineering mechanics from Tsinghua University, China.

Career Highlights

- **Johnson Controls** (a global building products company)
  - Vice President and President, Global Products (2022-present)
- **Illinois Tool Works Inc.** (a global multi-industrial manufacturer)
  - Executive Vice President, Automotive OEM (2020-2022)
  - Executive Vice President, Food Equipment (2015-2020)
  - Group President, Worldwide Ware-Wash, Refrigeration, and Weigh/Wrap Businesses (2011-2015)
  - Vice President, Research & Development, and Head of ITW Technology Center (2008-2011)
- **Siemens Energy & Automation**
  - Business Manager for Emerging Businesses, Residential Product Division (2006-2008)
  - Director of Engineering (2001-2006)



Kelvin R. Westbrook

Age: 67

Director since: 2003

Board Committees: Compensation and Succession (Chair); Executive; Nominating and Corporate Governance

Common stock owned: 42,136 (1)

Percent of class: *

Non-Public & Non-Profit Boards; Memberships; Honors

- **CURRENT:** BJC Healthcare (board member); St. Louis Internship Program (board member)
- **HONORS:** NACD Directorship 100™ (2018)

Public Boards

- **CURRENT** T-Mobile US, Inc.; Mosaic Company; Camden Property Trust (Lead Independent Trust Manager)
- **PRIOR** (within past 5 years): Stifel Financial Corp.

Career Highlights

- **KRW Advisors, LLC** (a consulting and advisory firm founded by Mr. Westbrook)
  - President and Chief Executive Officer (2007-present)
- **Millennium Digital Media Systems, L.L.C.** (a broadband services company) (6)
  - Chairman and Chief Strategic Officer (2006-2007)
  - President and Chief Executive Officer (1997-2006)

Qualifications

Mr. Westbrook brings legal, media, and marketing expertise to the Board. He is a former partner of a national law firm, was the President, Chief Executive Officer, and co-founder of two large cable television and broadband companies, and was or is a member of the board of several high-profile companies, including T-Mobile USA, Inc. and the National Cable Satellite Corporation, better known as C-SPAN. Mr. Westbrook also previously served on the board of a multi-billion-dollar not-for-profit healthcare services company.

---

*   Less than 1% of outstanding shares

(1)   Consists of stock units allocated under our Stock Unit Plan that are deemed to be the equivalent of outstanding shares of common stock for valuation purposes.

(2)   Includes 5,736 stock units allocated under our Stock Unit Plan.

(3)   Includes 48,106 stock units allocated under our Stock Unit Plan.

(4)   Includes 1,310,288 shares held in trust, 238 shares held by a family-owned limited liability company, and 905,920 shares that are unissued but are subject to stock options exercisable within 60 days.

(5)   Smurfit-Stone Container Corporation and its U.S. and Canadian subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code in January 2009 and emerged in 2010.

(6)   Broadstripe, LLC (formerly MDM) and certain of its affiliates filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code in January 2009, approximately fifteen months after Mr. Westbrook resigned from MDM.

DIRECTOR EXPERIENCES, QUALIFICATIONS, ATTRIBUTES, AND SKILLS; BOARD DIVERSITY

In assessing an individual's qualifications to become a member of the Board, the Nominating and Corporate Governance Committee may consider various factors including education, experience, judgment, independence, integrity, availability, and other factors that the Committee deems appropriate. The Nominating and Corporate Governance Committee strives to recommend candidates that complement the current board members and other proposed nominees so as to further the objective of having a board that reflects a diversity of background and experience with the necessary skills to effectively perform the functions of the Board and its committees. In addition, the Committee considers personal characteristics of nominees and current board members, including race, gender, and geographic origin, in an effort to obtain a diversity of perspectives on the Board.

The Nominating and Corporate Governance Committee also considers each director's ability to dedicate sufficient time, energy, and attention to fulfill their duties when it nominates directors each year. Pursuant to our Corporate Governance Guidelines, a director who is a sitting chief executive officer of a company may serve on the boards of no more than two other public companies in addition to our Board, while all other directors may serve on the boards of no more than four public company boards in total. The annual performance evaluation of individual directors includes an assessment of the director's ability to dedicate sufficient time, energy, and attention to fulfill the duties and responsibilities as a member of our Board, with consideration given to the director's board service and leadership positions at other public companies. In nominating directors for election at our annual stockholder meeting, the Board and the Nominating and Corporate Governance Committee have determined that each of our directors is currently compliant with our Corporate Governance Guidelines and has sufficient time, energy, and attention to serve on our Board.

The specific experience, qualifications, attributes, and skills that qualify each of our directors to serve on the Board are described in the biographies above and in the Proxy Summary under "Director Nominee Qualifications, Skills, and Experience" on page 3 and "Director Nominee Diversity, Age, Tenure, and Independence" on page 4.

DIRECTOR NOMINATIONS FROM STOCKHOLDERS

The Nominating and Corporate Governance Committee will consider candidates for director who are recommended by a stockholder. All candidates, regardless of the source of their recommendation, are evaluated using the same criteria.

If a stockholder desires to nominate an individual to stand for election as a director at an annual stockholders' meeting, the stockholder must submit the nominee's name in a written notice delivered to our Secretary at our principal executive offices not less than 90 nor more than 120 days prior to the anniversary date of the immediately preceding annual stockholders' meeting. However, if the annual meeting is called for a date that is not within 30 days before or after such anniversary date, the notice must be delivered to the Secretary at our principal executive offices not later than the close of business on the tenth day following the day on which notice of the date of the annual meeting was given or public disclosure of the date of the annual meeting was made (whichever first occurs). Different notice delivery requirements apply if the number of directors to be elected at an annual meeting is being increased, and we do not make a public announcement naming all of the nominees or specifying the size of the increased board at least 100 days prior to the first anniversary of the preceding year's annual meeting.

Any notice of a stockholder nomination must set forth the information required by Section 1.4(c) of our bylaws, must comply with the requirements of Rule 14a-19 under the Exchange Act, and must be accompanied by a written consent from the proposed nominee to being named as a nominee and to serve as a director if elected, a written representation and agreement from the proposed nominee attesting to certain facts set forth in Section 1.4(c)(2) of our bylaws, and a written statement from the proposed nominee as to whether such person intends, if elected, to tender the advance, contingent, irrevocable resignation that would become effective should the individual fail to receive the required vote for re-election at the next meeting of stockholders and upon acceptance of such resignation by the Board. Stockholders may also have the opportunity to include nominees in our proxy statement by complying with the requirements set forth in Section 1.15 of our bylaws.

Board Leadership and Oversight

Board Leadership Structure

Our Company's Board of Directors does not have a current requirement that the roles of Chief Executive Officer and Board Chair be either combined or separated, because the Board believes it is in the best interest of our Company to make this determination based on the position and direction of the Company and the constitution of the Board and management team. The Board regularly evaluates whether the roles of Chief Executive Officer and Board Chair should be combined or separated. The Board's implementation of a careful and seamless succession plan over the past years demonstrates that the Board takes seriously its responsibilities under the Corporate Governance Guidelines to determine who should serve as Board Chair at any point in time in light of the specific circumstances facing our Company. After careful consideration, the Board has determined that having Mr. Luciano, our Company's Chief Executive Officer, continue to serve as Board Chair is in the best interest of our stockholders at this time. The Chief Executive Officer is responsible for the day-to-day management of our Company and the development and implementation of our Company's strategy, and has access to the people, information, and resources necessary to facilitate board function. Therefore, the Board believes at this time that combining the roles of Chief Executive Officer and Board Chair contributes to an efficient and effective board.

The independent directors elect a Lead Director at the Board's first meeting following the annual meeting. Mr. Felsinger is currently serving as Lead Director. Since Mr. Felsinger will not continue to serve as a director following this year's annual meeting, the Board is considering his replacement as the Lead Director. The Board believes that having an independent Lead Director provides the Board with independent leadership and facilitates the independence of the Board from management. The Nominating and Corporate Governance Committee regularly evaluates the responsibilities of the Lead Director and considers current trends regarding independent board leadership.

In prior years, the Board has enhanced the Lead Director's responsibilities, as set forth in the Corporate Governance Guidelines, in connection with determining performance criteria for evaluating the Chief Executive Officer, evaluating the Board, committees, and individual directors, and planning for management succession. In accordance with our Corporate Governance Guidelines, the Lead Director:

(1) presides at all meetings of the Board at which the Board Chair is not present, including executive sessions of the independent directors, and regularly meets with the Board Chair and Chief Executive Officer for discussion of appropriate matters arising from these sessions;

(2) coordinates the activities of the other independent directors and serves as liaison between the Board Chair and the independent directors;

(3) consults with the Board Chair and approves all meeting agendas, schedules, and information provided to the Board, and may, from time to time, invite corporate officers, other employees, and advisors to attend Board or committee meetings whenever deemed appropriate;

(4) interviews, along with the Board Chair and the Chair and members of the Nominating and Corporate Governance Committee, all director candidates and makes recommendations to the Nominating and Corporate Governance Committee;

(5) advises the Nominating and Corporate Governance Committee on the selection of members of the board committees;

(6) advises the board committees on the selection of committee chairs;

(7) works with the Board Chair and Chief Executive Officer to propose a schedule of major discussion items for the Board;

(8) guides the Board's governance processes;

(9) provides leadership to the Board if circumstances arise in which the role of the Board Chair or Chief Executive Officer may be, or may be perceived to be, in conflict;

(10) has the authority to call, and set the agendas for, meetings of the independent directors;

(11) if requested by major stockholders, ensures that the Lead Director is available for consultation and direct communication;

(12) leads the non-management directors in determining performance criteria for evaluating the Chief Executive Officer and coordinates the annual performance review of the Chief Executive Officer;

(13) works with the Chair of the Compensation and Succession Committee to guide the Board's discussion of management succession plans;

(14) works with the Chair of the Nominating and Corporate Governance Committee to facilitate the evaluation of the performance of the Board, committees, and individual directors;

(15) works with the Chair of the Sustainability and Corporate Responsibility Committee to set sustainability and corporate responsibility objectives; and

(16) performs such other duties and responsibilities as the Board may determine.

In addition to electing a Lead Director, our independent directors facilitate the Board's independence by meeting frequently as a group and fostering a climate of transparent communication. The high level of contact and communication between our Lead Director and our Board Chair throughout the year and the specificity contained in the Lead Director's responsibilities also serve to foster effective Board leadership.

Board Role in Risk Oversight

Management is responsible for day-to-day risk assessment and mitigation activities, and our Company's Board of Directors is responsible for risk oversight, focusing on our Company's overall risk management strategy, our Company's degree of tolerance for risk, and the steps management is taking to manage and mitigate our Company's risks. While the Board as a whole maintains the ultimate oversight responsibility for risk management, the committees of the Board can be assigned responsibility for risk management oversight of specific areas. The Audit Committee currently maintains responsibility for overseeing our Company's enterprise risk management process and regularly discusses our Company's major risk exposures, the steps management has taken to monitor and control such exposures, and guidelines and policies to govern our Company's risk assessment and risk management processes. The Audit Committee periodically reports to the Board regarding significant matters identified with respect to the foregoing.

Management has established an Enterprise Risk Management Committee consisting of a Chief Risk Officer and other personnel that represent multiple functional and regional areas within our Company, with broad oversight of the risk management process.

BOARD OF DIRECTORS			
Audit Committee	**Nominating and Corporate Governance Committee**	**Compensation and Succession Committee**	**Sustainability and Corporate Responsibility Committee**
• assists the Board in fulfilling its oversight responsibility to the stockholders relating to the Company's major risk exposures • oversees the Company's enterprise risk management process, focusing on key risk areas including trading, operations, health and safety, workforce, climate, cybersecurity, financial, tax, regulatory, and compliance • regularly discusses the steps management has taken to monitor and control risk exposure • regularly reports to the Board regarding significant matters identified	• assigns oversight of specific areas of risk to other committees • recommends director nominees who it believes are capable to assess and monitor risk	• oversees process for assessing potential risks arising from compensation policies and practices • engages an independent outside consultant every other year to review the Company's compensation programs and evaluate the risks in such programs	• oversees the Company's compliance with sustainability and corporate responsibility laws and regulations • assesses the Company's performance relating to sustainability and corporate responsibility goals and industry benchmarks • reviews sustainability-related risks quarterly through the enterprise risk management process

SENIOR MANAGEMENT

Enterprise Risk Management Committee

- ensures ongoing evaluation and implementation of processes to identify, evaluate, and prioritize risks to our Company's objectives
- ensures congruence of risk decisions with our Company's values, policies, procedures, measurements, and incentives or disincentives
- supports the integration of risk assessment and controls into mainstream business processes, planning, and decision-making

- identifies roles and responsibilities across our Company in regard to risk assessment and control functions
- promotes consistency and standardization in risk identification, reporting, and controls across our Company
- ensures sufficient information capabilities and information flow to support risk identification and controls and alignment of technology assets

- regularly evaluates the overall design and operation of the risk assessment and control process, including development of relevant metrics and indicators
- reports regularly to senior management and the Board regarding the above-described processes and the most significant risks to our Company's objectives

CYBERSECURITY

Cyberattacks are an increasing risk for businesses, and ADM is actively takings steps and putting in place measures to defend itself. We have put in place security measures to prevent, detect, and mitigate cyber-based attacks, and have instituted control procedures for cybersecurity incident responses and disaster recovery plans for our critical systems. We have formed a ransomware task force and periodically run drills to enhance preparedness. In addition, we monitor this risk on an ongoing basis to detect and correct any breaches, and report metrics on the quality of our data security efforts and control environment to the highest level of management and to the Board of Directors. The Board actively oversees the Company's efforts to prevent, detect, and mitigate cyberattacks, both through the Audit Committee, which has primary responsibility for this area in our Board, and through the full Board through periodic cyber briefings. In 2021, the Board added a director, Mr. Colbert, who had served as Chief Information Officer for a large public company with sensitive information to assist ADM in overseeing cybersecurity risks.

ADM did not experience any material information security breaches in 2022.

Sustainability and Corporate Responsibility

Our commitment to change and growth is foundational to our growth strategy and our purpose as a company. Sustainable practices and a focus on environmental responsibility are integral to the work we do every day to serve customers and create value for stockholders. We are committed to being a force for change in developing innovative, sustainable solutions in agriculture, food and nutrition, energy, and consumer and industrial products, all while continually advancing our efforts in both protecting the environment and powering environmental and social sustainability. That is why our current strategic plan is called Sustainable Growth.

We're proud to have been recognized by several external parties for our efforts in sustainability:

SEAL Business Sustainability Award	Field to Market Collaboration of the Year award
Ethisphere World's Most Ethical Company	3BL 100 Best Corporate Citizens list
Investor's Business Daily Best ESG Companies list	Financial Times Diversity Leader 2023

SUSTAINABILITY

Our disclosure for sustainability topics, including climate change, follow the Taskforce on Climate-Related Financial Disclosures (TCFD) framework by encompassing Governance, Strategy, Risk Management, and Metrics & KPIs.

Governance: Our sustainability efforts are overseen by our Board of Directors, including a dedicated Sustainability and Corporate Responsibility Committee, and led by our Chief Sustainability Officer (CSO), who is supported by regional sustainability teams.

The Sustainability and Corporate Responsibility Committee actively oversees our objectives, goals, strategies, and activities relating to sustainability and corporate responsibility matters, including safety and diversity, equity, and inclusion, and assists the Board in ensuring that we operate as a sustainable organization and responsible corporate citizen in order to enhance shareholder value and protect ADM's reputation. For more on the Sustainability and Corporate Responsibility Committee, see below on page 32.

The Executive Council of ADM, our highest strategic and operational body, provides close supervision of our ESG efforts and in-depth review of sustainability issues. Because we consider sustainability critical to our strategic planning and growth efforts, the CSO reports to the Chief Strategy Officer and is an important part of the strategy team. Furthermore, regional sustainability teams, along with the corporate sustainability team, support the CSO to drive sustainability efforts in our facilities and supply chains around the world. Our sustainability efforts are also supported by our Centers of Excellence, which drive efficiency programs in areas of focus such as Procurement; Supply Chain; Utilities; Diversity, Equity, and Inclusion; and Environmental, Health, and Safety.

ADM has set forth several key social and environmental commitments and policies that collectively outline our expectations for our colleagues, business partners and contractors, and our organization as a whole, with respect to our sourcing operations. In 2021, we updated two of these policies to more clearly define our objectives and expectations: our Human Rights Policy and our Policy to Protect Forests, Biodiversity and Communities. We also issued a Managing Supplier Non-Compliance procedure which lays out our approach to address non-compliances with these policies.

Strategy: In accordance with the Global Reporting Initiative (GRI), we conduct and maintain a key topic assessment to identify and prioritize sustainability topics that have a direct or indirect impact on the organization's ability to create, preserve, or erode economic, environmental, and social value for itself, its stakeholders, and society at large. In 2021, we engaged a reputable professional services firm to undertake an updated formal assessment to guide our sustainability strategy in the coming years.

The assessment team applied its knowledge of the GRI methodology and our industry to select stakeholders for engagement based on the selection criteria of responsibility, influence, proximity, dependency, and representation. Working with ADM, the firm interviewed, surveyed, and researched publicly available information for a variety of internal and external stakeholders, including leadership, investors, employees, customers, and civil society.

The assessment results identified several key topics that are consistent across all stakeholder groups as critical importance: “GHG Emissions,” “Deforestation & Conversion,” “Governance,” and “Water Management.” Although these are critical to manage, other topics on the matrix are also important to ADM and our stakeholders.


Impact to Stakeholders
GHG Emissions
Deforestation & Conversion
Climate Strategy
Sustainable & Regenerative Agriculture
Food Security & Affordable Nutrition
Energy management
Human Rights & Labor Conditions
Biodiversity
Supply Chain Traceability
Alternative Products & Green Chemistry
Water management
Occupational Health & Safety
Governance
Food Safety & Quality
Compliance & Ethics
Supply Chain Management
Technology & Innovation
Transparency
Diversity, Equity & Inclusion
Community Engagement
& Charitable Giving
Food Loss & Food Waste
Employee Well-being
Human Capital Management
Smallholder Farms
Operational Waste
Tax Strategy
Product Disclosure
& Labeling
Environmental &
Social Justice
Global Trade & Geopolitical Risk
Transportation
Information & Cyber Security
Significance Threshold
Impact to ADM
Core Business/Product
Economic
Environment
Labor
Social

We have aligned our sustainability efforts with the United Nations Sustainable Development Goals, which serve as a road map to achieve a better future for all. Specifically, we are focusing our efforts toward Zero Hunger, Clean Water and Sanitation, Climate Action, and Life On Land.

Nature as a system supports ADM, and we in turn are working to support nature. Our business relies on the availability of agricultural commodities and resources. Nature-based solutions (NbS) are defined by the International Union for Conservation of Nature (IUCN) as "actions to protect, sustainably manage and restore natural or modified ecosystems that address societal challenges effectively and adaptively, simultaneously providing human well-being and biodiversity benefits." We expect this definition will underpin the forthcoming Taskforce for Nature-related Financial Disclosures (TNFD) guidance. As a company with deep agricultural roots, we are strongly positioned to leverage nature-based solutions in our operations and our supply chain. Many of the key societal challenges identified by the IUCN Global Standard for Nature-based Solutions align with the UN SDG priorities.

UN SDG	IUCN Societal Challenges	ADM Programs
Zero Hunger	Food Security	• Regenerative and sustainable agriculture projects that increase food production while promoting farm economic stability, minimizing chemical inputs, protecting water quality, and improving soil health and biodiversity • Assessing and addressing post-harvest loss • Food security and hunger relief
Clean Water and Sanitation	Water Security	• Developing a global strategy focused on improving community well-being in priority watersheds including water-stressed areas by 2025 • Clean water projects through ADM Cares
Climate Action	Climate Change Mitigation and Adaptation	Renewable products and process innovations to provide lower carbon alternatives to traditional food, feed, fuel, and consumer and industrial products including: • Energy management program based on ISO 50001 • Renewable green diesel and sustainable aviation fuel • Permanent carbon capture and storage via onsite injection and geological sequestration
Life on Land	Environmental degradation and biodiversity loss	No-deforestation program including: • Supply chain traceability • Supplier engagement • Monitoring & verification • Reporting

Risk Management: Sustainability risk management, including climate change and deforestation, is integrated into ADM's multi-disciplinary companywide enterprise risk management (ERM) process.

Each quarter, the ERM Sustainability subgroup reviews the risk matrix. Previously identified risks are discussed to ensure proper focus and time is spent discussing and assessing emerging risks. The risk matrix includes quantitative review of impact, mitigation, and residual risk as well as qualitative information about risk categories, warning periods, mitigation strategies, and effectiveness.

In 2021, ADM began the process of conducting a Scenario Analysis following the Taskforce for Climate Related Financial Disclosure's (TCFD) guidelines. The analysis looked at the potential impact of three warming scenarios – 1.5° C (latest recommendation from Intergovernmental Panel on Climate Change to prevent the worst effects of global warming), 2° C (aligned with the Paris Climate Accords), and 2.6° C (status quo). Various risks were included in the analysis including current and emerging regulation, technology, legal, market, reputation, and acute physical and chronic physical risks.

Key risks and opportunities for the Company include:

Transition Risks

- Emerging regulation and carbon pricing mechanisms could result in increased operational costs in the short to medium term.

- Changes in policy or introduction of new policies could introduce additional tax requirements at our facilities. For example, in South America, introduction of the national legislation on biomass-based power generation units, which requires additional certification and taxes, could limit our ability to operate our assets and increase our operating costs.

- Market demand has a direct effect on production, as well as demand for certified sustainable commodities. Changes in consumer demand could result in additional cost of implementation that may not be overcome by product sales.

- ADM uses coal-fired cogeneration technology to meet a portion of its energy demand. We are working to reduce the carbon footprint of our operations, but transitions can be time intensive and costly.

Physical Risks

- Increased severity and frequency of extreme weather events such as cyclones and floods could lead to increased direct costs from the disruption of supply chains and impair our ability to deliver products to customers in a timely manner.

- Increased severity and frequency of extreme weather events such as cyclones and floods could lead to increased sourcing costs due to limited availability of agricultural commodities and impact ADM's ability to produce goods, which would directly affect sales and revenue.

- Increased calls for preserving and enhancing biodiversity by taking acres out of production—at a time when the world's supply of raw materials is in great demand—may challenge ADM's sourcing of raw materials. As the global population grows, and producers in many areas of the world must plant more to feed more people, a balance must be appropriately struck, or raw material shortages may result.

Opportunities

- Developing enhanced transportation and warehousing scheduling, routing, and tracking technologies can reduce carbon footprint and costs while improving customer delivery satisfaction.

- Development and expansion of low-emission goods and services could lead to increased revenues resulting from increased demand. As various renewable fuel standards are implemented around the world, ADM has an opportunity to capitalize through the production and sale of ethanol, biodiesel, and renewable diesel.

- As demand for renewable products grows, development of new products or services from R&D and innovation could lead to increased revenues through access to new and emerging markets.

Carbon Reduction: In 2022, ADM committed to working with the Science-based Targets Initiative (SBTi) to obtain their approval that our sustainability targets align with ambitious goals to limit the average rise of global temperatures to 1.5 degrees Celsius. We also announced our ambition to reach net-zero by 2050, and published a roadmap of current and future technologies that may help us to achieve our short-, medium-, and long-term carbon reduction targets. Potential projects being evaluated include:

- Purchasing and developing renewable energy through renewable energy certificates, power purchase agreements, and ADM projects. An example is our first wind project, which is expected to be operational mid-2023, and should provide our Brazilian operations with renewable power and reduce our Scope 2 footprint by more than 19,000 metric tons of CO_2e per year.

- Discontinuing coal usage at our Mankato, Minnesota; Lincoln, Nebraska; and Des Moines, Iowa oilseeds facilities, with an estimated reduction of around 180,000 metric tons of CO_2e per year.

- Exploring innovative technologies for reducing point source GHG emissions at three of our largest cogeneration facilities, which may provide ADM a method to reduce Scope 1 and Scope 2 emissions by approximately 3,000,000 metric tons when fully implemented.

- Expanding our carbon capture and sequestration capabilities.

- Following development of technologies and infrastructure to support next generation thermal energy generation, including hydrogen, renewable natural gas, small modular reactors, and post-combustion carbon capture and sequestration.

- Implementing supply chain initiatives to reduce our Scope 3 emissions, such as SeaCargo Charter for upstream transportation and regenerative agriculture for purchased goods and services.

Regenerative Agriculture: In 2022, we launched ADM re:generations™, our regenerative agriculture initiative that engages with farmers to provide financial incentives, agronomic education and support, and peer networking to advance the implementation of practices that protect and rebuild soil health. These practices include cover crops, reduced tillage, nutrient management, and diverse crop rotations which result in reduced GHG emissions, improved resiliency, soil carbon sequestration, less soil erosion, and reduced nutrient run-off in local waterways.

The ADM re:generations™ program aims to measure and connect positive impacts across the supply chain by collaborating with conservation agronomists, technology companies, NGOs, and downstream customers while maintaining production and food security, In 2022, ADM announced several key collaborations and partnerships, including with FBN Gradable as a supporting data platform and monitoring and verification partner; with the National Fish and Wildlife Foundation to engage technical assistance providers and match ADM program funds; and with PepsiCo for a ground-breaking, 7-year agreement to engage 2 million acres in regenerative agriculture programs.

In its inaugural year, ADM re:generations™ engaged over 1.2 million acres in regenerative practices, and in November, ADM along with partners Keurig Dr Pepper, PepsiCo, and Practical Farmers of Iowa received the Field to Market Collaboration of the Year award for supporting Nebraska farmers to boost resiliency via cover cropping.

GOALS, TARGETS, AND KPIs

Tracking key performance indicators (KPIs) and setting goals and targets enables us to measure and demonstrate progress toward our sustainability strategy.

In 2020, we engaged a leading engineering professional services firm to conduct an in-depth carbon reduction feasibility study and help us shape our next set of goals to combat climate change. Our environmental goals, collectively called "Strive 35", are an ambitious plan to, by 2035, reduce absolute GHG emissions by 25 percent, reduce energy intensity on a per ton of product basis by 15 percent, reduce water intensity on a per ton of product basis by 10 percent, and achieve a 90 percent landfill diversion rate. We also committed to developing a global strategy focused on improving community well-being in priority watersheds, including water-stressed areas, by 2025.

In 2021, we announced a goal to reduce our Scope 3 GHG emissions, which are emissions in our supply chain related to our products and operations but not in our control, by 25% by 2035 in alignment with our Strive 35 goals. We had previously assessed and calculated our Scope 3 footprint from 5 categories: purchased goods and services (raw material procurement); upstream transportation (delivery of raw materials and ocean shipping); downstream processing of sold goods; fuel and energy related emissions; and emissions from waste. Calculation of Scope 3 emissions continues to evolve. From 2020 to 2021, we updated our calculation methodology and emission factors which resulted in a significantly higher Scope 3 footprint. In 2022, GHG Protocol and Science-based Targets Initiative released new Scope 3 guidance. We are evaluating the new guidance on accounting and target setting for Scope 3 emissions, which will require a recalculation of our baseline emissions. Our new baseline assessment will quantify all categories to ensure we are aligned with best practices.

GHG EMISSIONS

25%
reduction by 2035 over 2019 baseline

ENERGY INTENSITY

15%
reduction by 2035 over 2019 baseline

WATER

10%
reduction per ton of product produced at our largest sites by 2035 over 2019 baseline

Develop a global strategy focused on improving community well-being in priority watersheds including water-stressed areas by 2025

WASTE

90%
At least 90% to be beneficially reused, recycled, or otherwise diverted from landfill by 2035

To ensure we are charting a path to achieve our Strive 35 goals, we set 5-year targets to measure our progress against these longer-term goals.

STRIVE 35 5-YEAR TARGETS

1.5%
reduction in GHG emissions by 2025

6%
reduction in energy intensity by 2025

5%
reduction in water intensity by 2025

87%
diverted waste from landfill by 2025

The following table denotes our current status toward achieving our Strive 35 goals:

Strive 35 Status	Baseline (2019)	2021	% Change to Baseline
GHG Emissions (Scope 1 and 2) (million metric tons)	16.6	15.6	- 6.0%
Energy Intensity	1.07	1.09	+1.8%
Water Intensity	2.32	2.48	+ 6.5%
Waste Beneficial Reuse	81.2%	83.8%	- 3.1%

ADM is fully committed to ending deforestation, preserving biodiversity, and conserving resources in our operations and supply chain. In March 2021, we released our Policy to Protect Forests, Biodiversity and Communities and a 2030 target date to eliminate deforestation in our supply chains. In 2022, we announced that we had achieved full traceability for our direct and indirect soybean supply chains in South America, and we accelerated our target date to eliminate deforestation in our supply chains to 2025.

We disclose key performance indicators aligned with the Global Reporting Initiative (GRI) Framework. Below are key metrics from calendar years 2020 and 2021.

GRI 305-1, 305-2, 305-5	Year Ended December 31	
GHG Emissions, million metric tons*	2020	2021
Global Scope 1 GHG Emissions	13.5	13.7
Global Scope 2 GHG Emissions	2.7	2.3
Global Scope 3 GHG Emissions**	37.8	66.8
Carbon Permanently Sequestered Onsite	0.5	0.4

GRI 303-1	Year Ended December 31	
Water Withdrawal (locations >100,000 m3/year) in million m³*	2020	2021
Groundwater	41.1	41.8
Municipal	38.2	39.4
Surface	32.1	33.6

GRI 302-1	Year Ended December 31	
Energy consumption within the organization in million MWh*	2020	2021
Total non-renewable fuel consumption	49.4	49.0
Total renewable fuel consumption	4.1	4.0

* Data provided in these tables have been assessed by a third party, which has issued limited assurance statements.

** Emission factor updates and methodology adjustments resulted in an increased Scope 3 footprint.

SOCIAL IMPACT

ADM's corporate social investment program, ADM Cares, aligns the Company's corporate giving with its business strategies and sustainability objectives. Through the program, ADM works to sustain and strengthen its commitment to communities where ADM colleagues work and live by directing funding to initiatives and organizations driving meaningful social, economic, and environmental progress. The ADM Cares team evaluates potential projects submitted for funding to ensure they meet eligibility criteria, such as supporting education, food security, and hunger relief, or safe, responsible, and environmentally sound agricultural practices in critical growing regions around the world. Our three sustainability focus areas of giving are: advancing sustainable agriculture, increasing food security, and investing in education. In 2022, ADM Cares provided $17,000,000 in funding, as described in the below table:

Giving Category	Amount in $ Millions	Percentage
Education	$4.9	29%
Food Security	$4.1	24%
Sustainable Agriculture	$1.2	7%
Other	$2.0	12%
Colleague Giving	$4.7	28%

DIVERSITY, EQUITY, AND INCLUSION

Part of ADM's vision is to advance a diverse workplace with equitable opportunities for all its employees within an inclusive culture to make sure all colleagues globally feel they belong and make meaningful contributions to the success of each other and ADM. ADM brings together colleagues with many different backgrounds, perspectives, and experiences. The Company believes diversity, equity, and inclusion are key business priorities that will enable ADM to continue innovating, driving growth through customer focus, and delivering outstanding performance for shareholders. Our global teams drive innovative thinking, creating growth opportunities through diversity of thought. The Company's comprehensive diversity, equity, and inclusion (DE&I) strategy includes four focus areas: Leadership Engagement & Communication, Recruitment, Advancement & Retention, and Networks & Sponsorships.

In order to ensure that the Company's global DE&I strategy aligns with its business strategy, ADM formed a global DE&I council chaired by Juan Luciano, our Board Chair and CEO. Each of our four regions also has a DE&I council that governs execution of our global strategy and advises on diversity priorities specific to each region. ADM is a signatory to the CEO Action for Diversity, a coalition of CEOs committing to specific actions towards diversity, and has made a commitment through Paradigm for Parity® to achieve gender parity in its senior leadership team by 2030. Since making this commitment in 2018, the Company has improved its gender diversity from 21% to 28%. ADM is proud of its achievements to date, and the Company will continue to strengthen diversity within middle management and entry-level hiring so the progress at the senior leadership level is sustainable over the long-term. This is a key cultural strategic priority that will continue to strengthen the Company's ability to innovate and drive profitable growth. At the industry level, ADM has been a key partner in the establishment of Together We Grow, a consortium of agricultural industry leaders united in a shared belief that American agriculture's best days are yet to come. Emphasizing diversity and inclusion, Together We Grow works to build a modern workforce with the skills, experience, and capabilities needed to keep pace with the growing world.

In 2021, ADM launched the first of its Employee Resource Groups (ERGs) focused on women as part of the Company's DE&I vision and strategy. The ERGs, also known as Affinity Groups, are voluntary, employee-led groups where colleagues with shared experiences, interests or goals can come together in a safe space to provide support, build a sense of community, and promote personal and professional development. Recognizing the broad spectrum of intersectionality, the Company expanded its ERGs in 2022 across its four regions (North America, APAC, EMEA, and LATAM) to include, depending on geographic relevance, Multicultural, Black Colleague League, and LGBTQIA+ affinity groups.

ADM holds an annual Women's Leadership Summit—a two-day virtual event aimed at developing, inspiring, and empowering the Company's female leaders in each of the Company's four regions. These events are designed to provide participants with tools to help navigate career development to advance more women into senior leadership roles. The summit features motivational speakers and roundtable discussions with members of ADM's leadership, Executive Committee, members of the Board of Directors, and external coaches and trainers dedicated to addressing the leadership gender gap in corporate America.

For additional details, please see our Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

SAFETY

At ADM, we are committed to providing a safe working environment for all our employees and contractors. For the last several years, we have been on a journey to a goal of zero injuries – building a safety culture so everyone will go home safely to their families and the things that are most important to them. ADM finished 2022 with two fatalities after a record 665 days with no fatalities. In 2022, the Company had 12 serious injuries and is on track to reduce serious injuries by 50% in 2025 from a 2020 baseline. In 2022, about 76% of ADM's sites completed the year without recordable injuries and about 89% without lost workday injuries.

The Company continues to take steps to further enhance the safety of its workplaces and maintains a goal of zero fatalities. Through the guidance of the Environmental, Health, and Safety Center of Excellence, the operations teams focused on three programs to reduce the most serious injuries:

- "Take Control" program, which identified over 65,000 machine access and guarding opportunities globally;

- Near-miss Reporting and Investigation; and

- New Colleague Integration program.

For additional details, please see our Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

Board Role in Overseeing Political Activities

The Board of Directors believes that participation in the political process is important to our business and our communities. We and our political action committee funded by our employees' voluntary contributions (ADMPAC) therefore support candidates for political office and organizations that share our pro-growth vision, our aspirations for the future of global agriculture, and our commitment to the people who depend on it for their lives and livelihoods. Decisions to support particular candidates and/or organizations are subject to fixed policies and determined by the Company's best interests, not the personal political preferences of our company's executives. ADMPAC submits to the Federal Election Commission (FEC) regular, detailed reports on all federal political contributions, which reports are available to the public on the FEC's website. Similarly, contributions to state candidates are disclosed to relevant state authorities and typically disclosed on individual states' websites.

In addition to our contributions to individual candidates for public office and candidate committees, we also support a small number of so-called "527" groups, including the Democratic Governors Association, the Republican Governors Association, Ag America, and the Republican State Leadership Committee. We have not supported independent political expenditures or 501(c)(4) organizations. Finally, we have memberships in several industry, trade, and business associations representing agriculture and the business community. If a trade association engages in political activity, the amount of dues associated with this political advocacy is reported in our quarterly LD2 filings.

We engage in a centralized, deliberative process when making decisions about the Company's political participation to ensure that it complies with all applicable laws and makes appropriate disclosures. Contributions of greater than $1,000 typically require the approval of the board of directors of ADMPAC. The ADMPAC board of directors is chaired by the vice president of state government relations and composed of employees who represent various areas of the Company. Contributions of less than $1,000 may be authorized by the Company's vice president of government relations and vice president of state government relations.

The Board provides oversight of ADMPAC's and the Company's political activities, political contributions, and compliance with relevant laws. At each quarterly board meeting, the Nominating and Corporate Governance Committee, on behalf of the Board, reviews and provides guidance on our political contributions in the previous quarter. Any member of the Board may obtain further detailed information concerning political contributions, trade associations, compliance with federal and state laws, or any other related topic.

For more information on ADM's political policies and activities, please see https://www.adm.com/our-company/us-political-contributions.

Code of Conduct

The Board has adopted a Code of Conduct that sets forth standards regarding matters such as honest and ethical conduct, compliance with law, and full, fair, accurate, and timely disclosure in reports and documents that we file with the SEC and in other public communications. The Code of Conduct applies to all of our directors, employees, and officers, including our principal executive officer, principal financial officer, and principal accounting officer. The Code of Conduct is available at our website, https://www.adm.com/our-company/the-adm-way/code-of-conduct, and is available free of charge upon written request to ADM, Attention: Secretary, 77 West Wacker Drive, Suite 4600, Chicago, Illinois 60601. Any amendments to certain provisions of the Code of Conduct or waivers of such provisions granted to certain executive officers will be disclosed promptly on our website.

Director Evaluations

Board, Committee, and Director Evaluations

The Board of Directors believes that a robust annual evaluation process is a critical part of its governance practices. Accordingly, the Nominating and Corporate Governance Committee oversees an annual evaluation of the performance of the Board, each committee of the Board, and each individual director. This year, the Nominating and Corporate Governance Committee engaged an independent outside lawyer who had served as a director and general counsel of public companies to conduct an in-depth interview of each director on the performance of the Board, committees, and individual directors. The outside lawyer provided reports on each committee to the chair of the committee, and reports on individual directors to the Board Chair, the Lead Director, and the Chair of the Nominating and Corporate Governance Committee. The Lead Director then delivered to and discussed with each individual director the evaluation of such director. Results of the performance evaluations of the committees and the Board were discussed at appropriate committee meetings and with the full Board.

The Board utilizes the results of these evaluations in making decisions on board agendas, board structure, committee responsibilities and agendas, and continued service of individual directors on the Board.

| Interviews with independent outside lawyer | > | Results delivered to Board Chair, Lead Director, and Chair of the Nominating and Governance Committee | > | Individual evaluations are discussed with each director | > | Committee and Board evaluations are discussed at committee meetings and with the full Board |

Delinquent Section 16(a) Reports

Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") requires our directors and executive officers to file reports of ownership and changes in ownership on Forms 3, 4, and 5 with the SEC. Based on our review of Forms 3, 4, and 5 that we have received from, or have filed on behalf of, our directors and executive officers, and on written representations from those persons that they were not required to file a Form 5, we believe that, during the fiscal year ended December 31, 2022, our directors and executive officers complied with all Section 16(a) filing requirements, other than with respect to the Form 4 filed by Vikram Luthar on April 14, 2022, which was filed one day later than required due to an unforeseen technical issue related to renewing Mr. Luthar's SEC filing codes.

Independence of Directors

Independence of Directors

The Board of Directors has reviewed business, familial, and charitable relationships between our Company and each non-employee director and director nominee to determine compliance with the NYSE standards and our bylaw standards, each described below, and to evaluate whether there are any other facts or circumstances that might impair a director's or nominee's independence. Based on that review, the Board has determined that eleven of its twelve current members, Messrs. Burke, Colbert, Collins, Crews, Felsinger, Moore, Sanchez, and Westbrook, Mses. Harrison and Sandler, and Dr. Schlitz are independent, and that Dr. de Brabander, the director nominee, is also independent. Mr. Luciano is not independent under the NYSE or bylaw standards because of his employment with us.

In determining that each director and nominee is independent (other than Mr. Luciano), the Board reviewed the following transactions, relationships, or arrangements. The Board determined that any amounts or relationships involved in all of the following matters fall below applicable thresholds or outside the NYSE or bylaw independence standards, that none of the directors or nominee had a direct or material interest in the matters described below, and that such matters do not impair the independence of any director or nominee.

Name	Matters Considered
T. Crews	Ordinary course business with WestRock Company (purchases from ADM of various products and sales to ADM of various products, all on an arm's length basis).
	Ordinary course business with Hormel Foods Corporation (purchases from ADM of various products and sales to ADM of various products, all on an arm's length basis).
E. de Brabander	Ordinary course business with Elanco (purchases from ADM of various products and sales to ADM of various products, all on an arm's length basis).
	Ordinary course business with Open University (sales to ADM of various products, all on an arm's length basis).
D. Felsinger	Stepson-in-law is employed by ADM and is not an executive officer or a member of senior management, at a compensation level and on terms determined on a basis consistent with the Company's policies for non-executive officers.
S. Harrison	Ordinary course business with WestRock Company (purchases from ADM of various products and sales to ADM of various products, all on an arm's length basis).
	Ordinary course business with Ashland Global Holdings Inc. (purchases from ADM of various products and sales to ADM of various products, all on an arm's length basis).
P. Moore	Ordinary course business with Air Liquide (sales to ADM of certain products and purchases from ADM of certain services, all on an arm's length basis).
D. Sandler	Ordinary course business with Pharmavite (purchases from ADM of certain products on an arm's length basis).
	Ordinary course business with Keurig Dr Pepper Inc. (purchases from ADM of certain products on an arm's length basis).
L. Schlitz	Ordinary course business with Illinois Tool Works Inc. (sales to ADM of certain equipment and services on an arm's length basis).
	Ordinary course business with Johnson Controls (purchases from ADM of certain equipment products and services on an arm's length basis).
K. Westbrook	Ordinary course business with Mosaic Company (sales to ADM of certain products and purchases from ADM of certain services, all on an arm's length basis).
	Ordinary course business with T-Mobile US, Inc. (sales to ADM of various products and purchases from ADM of certain products, all on an arm's length basis).

NYSE INDEPENDENCE

The listing standards of the New York Stock Exchange, or NYSE, require companies listed on the NYSE to have a majority of "independent" directors. Subject to certain exceptions and transition provisions, the NYSE standards generally provide that a director will qualify as "independent" if the Board affirmatively determines that he or she has no material relationship with our Company other than as a director, and will not be considered independent if:

1. the director or a member of the director's immediate family is, or in the past three years has been, one of our executive officers or, in the case of the director, one of our employees;

2. the director or a member of the director's immediate family has received during any 12-month period within the last three years more than $120,000 per year in direct compensation from us other than for service as a director, provided that compensation received by an immediate family member for service as a non-executive officer employee is not considered in determining independence;

3. the director or an immediate family member is a current partner of one of our independent auditors, the director is employed by one of our independent auditors, a member of the director's immediate family is employed by one of our independent auditors and personally works on our audits, or the director or a member of the director's immediate family was within the last three years an employee of one of our independent auditors and personally worked on one of our audits;

4. the director or a member of the director's immediate family is, or in the past three years has been, employed as an executive officer of a company where one of our executive officers at the same time serves or served on the compensation committee; or

5. the director is a current employee of, or a member of the director's immediate family is an executive officer of, a company that makes payments to, or receives payments from, us in an amount which, in any of the of the last three fiscal years, exceeds the greater of $1 million or 2% of such other company's consolidated gross revenues.

BYLAW INDEPENDENCE

Section 2.8 of our bylaws also provides that a majority of the Board of Directors be comprised of independent directors. Under our bylaws, an "independent director" means a director who:

1. is not a current employee or a former member of our senior management or the senior management of one of our affiliates;

2. is not employed by one of our professional services providers;

3. does not have any business relationship with us, either personally or through a company of which the director is an officer or a controlling stockholder, that is material to us or to the director;

4. does not have a close family relationship, by blood, marriage, or otherwise, with any member of our senior management or the senior management of one of our affiliates;

5. is not an officer of a company of which our Board Chair or Chief Executive Officer is also a board member;

6. is not personally receiving compensation from us in any capacity other than as a director; and

7. does not personally receive or is not an employee of a foundation, university, or other institution that receives grants or endowments from us, that are material to us, the recipient, or the foundation, university, or institution.

Corporate Governance Guidelines

The Board has adopted Corporate Governance Guidelines that govern the structure and functioning of the Board and set forth the Board's policies on governance issues. The guidelines, along with the written charters of each of the committees of the Board and our bylaws, are posted on our website, https://www.adm.com/investors/corporate-governance, and are available free of charge upon written request to ADM, Attention: Secretary, 77 West Wacker Drive, Suite 4600, Chicago, Illinois 60601.

Independent Executive Sessions

In accordance with our Corporate Governance Guidelines, the non-management directors meet in executive session at least quarterly. If the non-management directors include any directors who are not independent pursuant to the Board's determination of independence, at least one executive session each year includes only independent directors. The Lead Director, or in his or her absence, the chair of the Nominating and Corporate Governance Committee, presides at such meetings of independent directors. The non-management directors met in independent executive session four times during fiscal year 2022.

Information Concerning Committees and Meetings

Board Meetings and Attendance at Annual Meetings of Stockholders

During the last fiscal year, the Board of Directors held six meetings. All incumbent directors attended 75% or more of the combined total meetings of the Board and the committees on which they served during such period. Our Corporate Governance Guidelines provide that all directors standing for election are expected to attend the annual meeting of stockholders. All director nominees standing for election at our last annual stockholders' meeting held on May 5, 2022, attended that meeting.

Information Concerning Committees and Meetings

The Board's standing committees for the year ended December 31, 2022, consisted of the Audit, Compensation and Succession, Nominating and Corporate Governance, Sustainability and Corporate Responsibility, and Executive Committees. Each committee operates pursuant to a written charter adopted by the Board, available on our website, www.adm.com.

AUDIT COMMITTEE

The Audit Committee consists of Mr. Crews (Chair), Mr. Colbert, Mr. Moore, Mr. Sanchez, and Ms. Sandler. The Audit Committee met nine times during the most recent fiscal year. All of the members of the Audit Committee were determined by the Board to be independent directors, as that term is defined in our bylaws, in the NYSE listing standards, and in Section 10A of the Exchange Act. No director may serve as a member of the Audit Committee if such director serves on the audit committees of more than two other public companies unless the Board determines that such service would not impair such director's ability to serve effectively on the Audit Committee.

The Audit Committee reviews:

1. the overall plan of the annual independent audit;

2. financial statements;

3. the scope of audit procedures;

4. the performance of our independent auditors and internal auditors;

5. the auditors' evaluation of internal controls;

6. the Company's oversight of risk and the enterprise risk management program;

7. matters of legal and regulatory compliance;

8. the performance of our Company's tax, compliance, and insurance functions;

9. business and charitable relationships and transactions between us and each non-employee director, director nominee, and executive officer to assess potential conflicts of interest and impairment of independence; and

10. the Company's earnings press releases and information provided to analysts and investors.

For additional information with respect to the Audit Committee, see the sections of this proxy statement entitled "Report of the Audit Committee" and "Audit Committee Pre-Approval Policies."

COMPENSATION AND SUCCESSION COMMITTEE

The Compensation and Succession Committee consists of Mr. Westbrook (Chair), Mr. Burke, Mr. Collins, Ms. Harrison, and Ms. Schlitz. The Compensation and Succession Committee met five times during the most recent fiscal year. All of the members of the Compensation and Succession Committee were determined by the Board to be independent directors, as that term is defined in our bylaws and in the NYSE listing standards, including the NYSE listing standards specifically applicable to compensation committee members.

The Compensation and Succession Committee:

1. establishes and administers a compensation policy for senior management;

2. reviews and approves the compensation policy for all of our employees and our subsidiaries other than senior management;

3. approves all compensation elements with respect to our directors, executive officers, and all employees with a base salary of $500,000 or more;

4. reviews and monitors our financial performance as it affects our compensation policies or the administration of those policies;

5. establishes and reviews a compensation policy for non-employee directors;

6. reviews and monitors our succession plans;

7. approves awards to employees pursuant to our incentive compensation plans;

8. approves major modifications in the employee benefit plans with respect to the benefits that salaried employees receive under such plans; and

9. ensures succession processes are in place to aid business continuity.

The Compensation and Succession Committee provides reports to the Board and, where appropriate, submits actions to the Board for ratification. Members of management attend meetings of the committee and make recommendations to the committee regarding compensation for officers other than the Chief Executive Officer. In determining the Chief Executive Officer's compensation, the committee considers the evaluation prepared by the non-management directors.

To the extent consistent with the General Corporation Law of Delaware, the committee may delegate the authority to grant equity awards to individuals who are not directors or executive officers. The charter for the Compensation and Succession Committee also provides that the committee may form subcommittees and delegate tasks to them.

For additional information on the responsibilities and activities of the Compensation and Succession Committee, including the committee's processes for determining executive compensation, see the section of this proxy statement entitled "Compensation Discussion and Analysis."

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

The Nominating and Corporate Governance Committee consists of Mr. Moore (Chair), Mr. Burke, Ms. Sandler, and Mr. Westbrook. The Nominating and Corporate Governance Committee met four times during the most recent fiscal year. All of the members of the Nominating and Corporate Governance Committee were determined by the Board to be independent directors, as that term is defined in our bylaws and in the NYSE listing standards.

The Nominating and Corporate Governance Committee:

1. identifies individuals qualified to become members of the Board, including evaluating individuals appropriately suggested by stockholders in accordance with our bylaws;

2. recommends individuals to the Board for nomination as members of the Board and board committees;

3. develops and recommends to the Board a set of corporate governance principles applicable to the Company;

4. assigns oversight of particular risk areas to other committees of the board;

5. leads the evaluation of the directors, the Board, and board committees; and

6. has oversight responsibility for certain of the Company's corporate objectives and policies.

SUSTAINABILITY AND CORPORATE RESPONSIBILITY COMMITTEE

The Sustainability and Corporate Responsibility Committee consists of Ms. Harrison (Chair), Mr. Colbert, Mr. Collins, Mr. Crews, Mr. Sanchez, and Ms. Schlitz. The Sustainability and Corporate Responsibility Committee met four times during the most recent fiscal year. All of the members of the Sustainability and Corporate Responsibility Committee were determined by the Board to be independent directors, as that term is defined in our bylaws and in the NYSE listing standards.

The Sustainability and Corporate Responsibility Committee:

1. oversees objectives, goals, strategies, and activities relating to sustainability and corporate responsibility matters, including workplace safety, process safety, environmental, social well-being, diversity, equity, and inclusion, corporate giving, and community relations;

2. receives and reviews reports from management regarding strategies, activities, compliance, and regulations regarding sustainability and corporate responsibility;

3. has authority to obtain advice and assistance from internal or external advisors; and

4. leads the evaluation of the Company's performance related to sustainability and corporate responsibility.

For more information on the Company's sustainability and corporate responsibility efforts, see the section of this proxy statement entitled "Sustainability and Corporate Responsibility."

EXECUTIVE COMMITTEE

The Executive Committee consists of Mr. Luciano (Board Chair), Mr. Felsinger (Lead Director), Mr. Crews (Chair of the Audit Committee), Ms. Harrison (Chair of the Sustainability and Corporate Responsibility Committee), Mr. Moore (Chair of the Nominating and Corporate Governance Committee), and Mr. Westbrook (Chair of the Compensation and Succession Committee). The Executive Committee did not meet during the most recent fiscal year. The Executive Committee acts on behalf of the Board to determine matters which, in the judgment of the Board Chair, do not warrant convening a special board meeting but should not be postponed until the next scheduled board meeting. The Executive Committee exercises all the power and authority of the Board in the management and direction of our business and affairs except for matters which are expressly delegated to another board committee and matters that cannot be delegated by the Board under applicable law, our certificate of incorporation, or our bylaws.

Stockholder Outreach and Engagement

Stockholder Outreach and Engagement

As part of our commitment to effective corporate governance practices, in 2022-23 we reached out to many of our largest institutional stockholders to hold formal discussions with them to help us better understand the views of our investors on key topics. Our Lead Director (who, as provided in the Corporate Governance Guidelines, ensures that he is available for consultation and direct communication with major stockholders), General Counsel, Chief Human Resources Officer, Chief Sustainability Officer, and other management participated in these meetings to discuss and obtain feedback on our Board of Directors, corporate governance, enterprise risk management, executive compensation, ESG, and other related issues important to our stockholders.

We share stockholder feedback with the Board and its committees to enhance our governance, compensation, and ESG practices. We also review the voting results of our most recent annual meeting of stockholders, the governance practices of similar public companies, and current trends in governance as we consider enhancements to our governance practices and disclosure. We value our dialogue with our stockholders and believe our outreach efforts, which are in addition to our other communication channels available to our stockholders and interested parties, provide transparency of our corporate governance, risk management, compensation, ESG, and other related practices and help ensure that these practices continue to evolve and reflect the insights and perspectives of our many stakeholders. We welcome suggestions from our stockholders on how the Board and management can enhance this dialogue in the future.

COMMUNICATIONS WITH DIRECTORS

We have approved procedures for stockholders and other interested parties to send communications to individual directors or the non-employee directors as a group. You should send any such communications in writing addressed to the applicable director or directors in care of the Secretary, ADM, 77 West Wacker Drive, Suite 4600, Chicago, Illinois 60601. All correspondence will be forwarded to the intended recipients.

Director Compensation

Director Compensation

Our standard compensation for non-employee directors consists of an annual retainer and additional annual stipends for service as Lead Director or as a committee chair. Effective as of the second quarter of fiscal year 2022, the annual retainer increased from $315,000 to $325,000, the annual stipend for our Lead Director remained at $40,000, the annual stipend for the Chair of the Audit Committee increased to $30,000 from $25,000, the annual stipend for the Chair of the Compensation and Succession Committee increased to $25,000 from $20,000, the annual stipend for the Chair of the Nominating and Corporate Governance Committee remained at $20,000, and the annual stipend for the Chair of the Sustainability and Corporate Responsibility Committee increased to $20,000 from $10,000. Directors may elect to receive up to $125,000 of their annual retainer in cash or stock units, and the remaining portion of the annual retainer and any stipends are paid in stock units. Each stock unit is deemed for valuation and bookkeeping purposes to be the equivalent of a share of our common stock. We do not pay fees for attendance at board and committee meetings. Directors are reimbursed for out-of-pocket traveling expenses incurred in attending board and committee meetings. Directors may also be provided with certain perquisites from time to time.

Stock units are credited to the account of each non-employee director on a quarterly basis in an amount determined by dividing the quarterly amount of the retainer or stipend to be paid in stock units by the fair market value of a share of our common stock on the last business day of that quarter, and are fully-vested at all times. As of any date on which cash dividends are paid on our common stock, each director's stock unit account is also credited with stock units in an amount determined by dividing the dollar value of the dividends that would have been paid on the stock units in that director's account had those units been actual shares by the fair market value of a share of our stock on the dividend payment date. For purposes of this plan, the "fair market value" of a share of our common stock on any date is the average of the high and low reported sales prices for our stock on the NYSE on that date. Each stock unit is paid out in cash on the first business day following the earlier of (i) five years after the end of the calendar year that includes the quarter for which that stock unit was credited to the director's account, and (ii) when the director ceases to be a member of the Board. The amount to be paid will equal the number of stock units credited to a director's account multiplied by the fair market value of a share of our stock on the payout date. A director may elect to defer the receipt of these payments in accordance with the plan.

The following table summarizes compensation provided to each non-employee director for services provided during fiscal year 2022.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Unit Awards ($)[2]	All Other Compensation ($)[3]	Total ($)
M. S. BURKE	125,000	197,500	24,869	347,369
T. COLBERT	125,000	197,500	6,709	329,209
J. C. COLLINS, JR.	51,291	82,065	158	133,514
T. K. CREWS	125,000	226,250	73,029	424,279
P. DUFOUR	80,769	47,500	8,757	137,026
D. E. FELSINGER	—	362,500	141,404	503,904
S. F. HARRISON	125,000	215,000	32,058	372,058
P. J. MOORE	125,000	217,500	122,914	465,414
F. J. SANCHEZ	125,000	197,500	38,459	360,959
D. A. SANDLER	—	322,500	38,984	361,484
L. Z. SCHLITZ	125,000	197,500	18,574	341,074
K. R. WESTBROOK	125,000	221,250	73,325	419,575

(1) As described above, up to $125,000 of the annual retainer may be paid in cash or in stock units, or a combination of both, at the director's election. The remainder of the retainer and any stipends are paid in stock units. All compensation paid in stock units is reported in the "Stock Awards" column. For fiscal year 2022, Mr. Felsinger and Ms. Sandler elected to receive their entire annual retainer in the form of stock units.

(2)   The amounts set forth in this column represent the grant date fair value of stock units paid to each of the listed directors computed in accordance with the provisions of FASB ASC Topic 718. Each of the listed directors is a non-employee director and the fair value of services provided by each director has been used to calculate the number of stock units credited to each director by dividing the quarterly fair value of the services provided by the fair market value of a share of our Company's common stock on the last business day of the quarter. For purposes of this plan, the "fair market value" of a share of our common stock on any date is the average of the high and low reported sales prices for our stock on the NYSE on that date. The aggregate number of stock units credited to the account of each non-employee director as of December 31, 2022 (including mandatory stock unit grants, voluntary elections to receive stock units, and the deemed reinvestment of dividends) was as follows:

Name	Number of Stock Units at 12/31/22
M. S. Burke	16,641
T. Colbert	5,164
J. C. Collins, Jr.	397
T. K. Crews	47,218
D. E. Felsinger	87,905
S. F. Harrison	21,271
P. J. Moore	78,705
F. J. Sanchez	23,651
D. A. Sandler	26,144
L. Z. Schlitz	12,663
K. R. Westbrook	47,381

(3)   The amounts in this column consist of: (i) for all directors, the dividend equivalent amounts paid in stock units in 2022 on stock awards; and (ii) for Mr. Felsinger, $5,000, and for Mr. Sanchez, $2,500, in charitable gifts pursuant to the Company's matching charitable gift program which is available to substantially all employees and non-employee directors.

Director Stock Ownership Guidelines

Our Company has guidelines regarding ownership of shares of our common stock by our non-employee directors. These guidelines call for non-employee directors to own shares of common stock (including stock units issued pursuant to the Stock Unit Plan for Non-Employee Directors) over time with a fair market value of not less than five times the amount of the maximum cash portion of the annual retainer. Application of these guidelines will consider the time each director has served on the Board of Directors, as well as stock price fluctuations that may impact the achievement of the five times cash retainer ownership guidelines.

We prohibit directors from hedging or pledging Company securities.

Executive Stock Ownership

Executive Officer Stock Ownership

The following table shows the number of shares of our common stock beneficially owned as of March 9, 2023, directly or indirectly, by each of the named executive officers.

Executive	Common Stock Beneficially Owned[1]	Options Exercisable Within 60 Days	Percent of Class
J. R. LUCIANO	2,542,386[2]	905,920	*
V. LUTHAR	167,467[3]	28,366	*
R. G. YOUNG[4]	1,124,256[5]	561,744	*
V. F. MACCIOCCHI	281,938	0	*
G. A. MORRIS	279,222[6]	0	*
C. M. CUDDY	294,082[7]	0	*
J. D. TAETS	246,824[8]	0	*

*   Less than 1% of outstanding shares

(1)   Includes for each named executive officer stock options exercisable within 60 days and the following:

	Unvested RSUs	RSUs that vest within 60 days
J. R. Luciano	325,940	0
V. Luthar	35,354	0
R. G. Young	68,928	0
V. F. Macciocchi	61,833	0
G. A. Morris	61,833	0
C. M. Cuddy	61,337	0
J. D. Taets	57,282	0

(2)   Includes 1,310,288 shares held in trust and 238 shares held by a family-owned limited liability company.

(3)   Includes 40,336 shares held in trust and 1,955 shares held in the 401(k) and ESOP.

(4)   Mr. Young retired as Vice Chair of the Company, effective December 31, 2022.

(5)   Includes 4,617 shares held in our Dividend Reinvestment Plan.

(6)   Includes 662 shares held in the 401(k) and ESOP.

(7)   Includes 2,282 shares held in the 401(k) and ESOP.

(8)   Includes 1,002 shares held in the 401(k) and ESOP.

Common stock beneficially owned as of March 9, 2023, by all directors, director nominees, and current executive officers (as of March 9, 2023) as a group, numbering 20 persons, is 4,766,219 shares representing 0.9% of the outstanding shares, of which 360,050 shares represent stock units allocated under our Stock Unit Plan for Nonemployee Directors, 5,807 shares are held in the 401(k) and ESOP, 1,267,228 shares are unissued but are subject to stock options exercisable within 60 days, and no shares are subject to pledge.

Compensation Discussion and Analysis

This Compensation Discussion and Analysis describes the compensation of the following named executive officers, or NEOs:

Name	Title	Years with ADM (as of March 2023)
Juan R. Luciano	Board Chair, Chief Executive Officer and President	11
Vikram Luthar	Senior Vice President and Chief Financial Officer*	18
Ray G. Young	Former Vice Chair and Chief Financial Officer**	12
Vincent F. Macciocchi	Senior Vice President and President, Nutrition, and Chief Sales and Marketing Officer	10***
Greg A. Morris	Senior Vice President and President, Agricultural Services and Oilseeds	28
Christopher M. Cuddy	Senior Vice President and President, Carbohydrate Solutions	24
Joseph D. Taets	Senior Vice President and President, Asia Pacific****	34

*   Mr. Luthar was appointed Senior Vice President and Chief Financial Officer on April 7, 2022.

**   Mr. Young, our former Executive Vice President and Chief Financial Officer, assumed the additional role of Vice Chair in February 2022. Mr. Young continued in his role as Vice Chair following Mr. Luthar's appointment as Chief Financial Officer in April 2022, until Mr. Young's retirement from the Company on December 31, 2022. As a result of his qualifying retirement, Mr. Young retained his outstanding equity awards, which continue to vest in accordance with their original vesting schedule.

***   Includes tenure at a predecessor company that ADM acquired in 2014.

**** Mr. Taets was an executive officer of the Company through February 3, 2022.

Table of Contents

Executive Summary

OUR COMPENSATION PHILOSOPHY AND OBJECTIVES

ADM unlocks the power of nature to enrich the quality of life and provide access to nutrition worldwide. ADM is a global leader in human and animal nutrition and one of the world's premier agricultural origination and processing companies. In order to achieve this, we must attract, engage, and retain highly talented individuals who are committed to our core values of integrity, excellence, teamwork, resourcefulness, responsibility, and respect for others. Our compensation programs are designed to help achieve our annual **and** long-term priorities. Our compensation and benefit programs are based on the following objectives:

- **Reinforce a high-performance culture—**linking short- and long-term compensation with individual and Company performance;

- **Emphasize the long-term**—structuring executive compensation to include a significant percentage of long-term equity awards;

- **Focus on results**—rewarding executives for long-term value creation, excellence in leadership, and implementing our business strategy;

- **Remain market competitive**—providing compensation that is consistent with the scope of responsibilities of the role with other comparable organizations to attract and retain high quality executive talent; and

- **Maintain internal equity**—structuring compensation and benefit programs with consistent features for employees and executives across the organization.

2022 PERFORMANCE HIGHLIGHTS

In 2022, ADM achieved strong performance, overcoming multiple market and geopolitical challenges, including high cost inflation, supply chain bottlenecks, the continuing effects of the global COVID-19 pandemic, and the logistical and human challenges of the war in Ukraine. In the face of these challenges, we kept our focus on strong execution, continuous improvement efforts, and delivering winning solutions for our customers.

Here are some highlights ADM achieved in 2022.

- **Expanded gross margins**—In a year marked by heightened volatility and dynamic market conditions, gross margins increased by 40 basis points;

- **Achieved record adjusted operating profit in Agricultural Services & Oilseeds**—Reported adjusted operating profit of nearly $4.4 billion, an increase of 58% over 2021;

- **Increased Carbohydrate Solutions adjusted operating profit**—Reported adjusted operating profit of nearly $1.4 billion, an increase of 6% year-over-year, while continuing to advance decarbonization and new growth platforms, such as BioSolutions, which expanded revenue 26% year-over-year;

- **Nutrition revenue and profitability growth**—On a constant currency basis[1], reported an 18% revenue increase and record adjusted operating profit of nearly $770 million, an increase of 11% over 2021; outperformed the market in an inflationary environment and maintained strong EBITDA margins; and delivered, through effective integration, above-target EBITDA from the four acquisitions in 2021;

- **Ground-breaking regenerative agriculture agreement with PepsiCo**—Collaborated and expanded regenerative agriculture acres to encompass 2 million acres by 2030;

- **Advanced towards a deforestation-free supply chain**—Achieved 100% traceability in our South America direct and indirect soy supply chain, and accelerated our global no-deforestation goal from 2030 to 2025;

- **Diversified funding and maintained a strong balance sheet**—Offered our first $750 million sustainable bond to support initiatives advancing the Company's ESG goals while maintaining ample liquidity and strong credit metrics; and

- **Disciplined capital allocation**—Reinvested $1.3 billion in capex while returning $2.3 billion in dividends and buybacks to stockholders.

OTHER FINANCIAL HIGHLIGHTS FOR 2022 INCLUDE[1]:

- Record adjusted Earnings Per Share of **$7.85**;

- Adjusted Return on Invested Capital (adjusted ROIC) of **13.6%** versus WACC of 5.5%;

- Positive Economic Value Add of **$2.82 billion**; and

- Record adjusted EBITDA of **$6.83 billion**.

KEY EXECUTIVE COMPENSATION ACTIONS:

- **Modest base salary changes**—NEO salaries were increased 2% to 2.5% for most NEOs, reflecting appropriate competitive posture and that the Company focuses on performance-based pay;

---

[1] Revenue and Operating Profit on a constant currency basis (revenue and operating profit adjusted for the impact of fluctuations in foreign currency exchange rates), Adjusted Earnings Per Share (earnings per share, adjusted to exclude the impact of certain items), Adjusted EBITDA (earnings before interest, taxes, depreciation, and amortization, adjusted to exclude the impact of certain items) and Adjusted ROIC (return on invested capital, adjusted to exclude the impact of certain items) are financial measures that have not been calculated in accordance with generally accepted accounting principles (GAAP). Annex A to this Proxy Statement offers more detailed definitions of these terms, a reconciliation of each to the most directly comparable GAAP financial measure, and related disclosures about the use of these non-GAAP financial measures.

- **Earned incentives on strong performance**—Earned annual incentive for 2022 was between 154% and 164% of target for NEOs, reflecting superior performance versus preestablished goals for EBITDA, several strategic objectives and ROIC; and

- **Earned LTI for superior long-term results**—Earned PSUs for 2020-2022 were based on results versus preestablished goals for ROIC, Nutrition operating profit growth and a relative TSR modifier; due to superior results for all three metrics, the earned awards were 200% of target.

OVERVIEW OF OUR COMPENSATION PROGRAM

Total direct compensation for ADM executives is delivered through a mix of cash and equity awards that emphasizes multiple performance factors tied to stockholder value creation over short and long-term time horizons. The three key elements of our compensation program are base salary, annual cash incentive awards, and long-term equity incentive (LTI) awards.

We believe our salaries and performance-based annual cash incentive awards encourage and reward annual business results, while maintaining a focus on Company specific strategic goals. Our LTI rewards for sustained performance against critical performance metrics. Our executive stock ownership guidelines (discussed under "Compensation Policies and Governance—Executive Stock Ownership"), which require executives to own meaningful amounts of ADM common stock, align our executives' interests in delivering sustainable stockholder returns.

SIGNIFICANT 2022 COMPENSATION ACTIONS

In 2022, we granted equity in the form of 60% performance share units (PSUs) and 40% time-based restricted stock units (RSUs) to the NEOs. The PSUs will vest based on ADM's performance against specific goals over a three-year performance period that will end on December 31, 2024. The RSUs generally will vest on the same day as the vesting of the PSUs if the recipient remains employed by ADM. For details, see "2022 Executive Compensation Decisions—Equity-Based Long-Term Incentives."

As in recent years, for the 2022 annual cash incentive plan, the Compensation and Succession Committee retained adjusted EBITDA and adjusted ROIC as two of the performance metrics, and also selected three specific and relevant strategic goals in order to drive accountability for important 2022 annual priorities. For details on the three strategic goals prescribed for the 2022 annual bonuses, see "2022 Executive Compensation Decisions—2022 Annual Cash Incentives."

In 2022, our CEO received a base salary increase of 2.5%. Two of the other NEOs received a base salary increase of 2.0% and our new Chief Financial Officer received a base salary increase of 27.9% in recognition of his promotion. The base salaries of the other NEOs were unchanged in 2022. For details, see "2022 Executive Compensation Decisions—Individual Compensation Decisions." In 2022, the NEOs received, on average, 63% of their total direct compensation in performance-based pay, and 65% of their total direct compensation in equity awards. For these purposes, we consider the base salary paid in 2022, the annual cash incentive earned in 2022 (paid in early 2023), and the target award value of equity (the dollar amount of such awards as approved by the Compensation and Succession Committee) granted early in 2022 for the 2022-2024 period.

The charts below present the mix of total direct compensation awarded to the NEOs in 2022.



CEO PAY MIX

Long-Term · Performance-Based

- Base 6.3%
- Annual Incentive Bonus 20.8%
- PSUs 43.7%
- Time-Vested RSUs 29.1%

64.5%
Performance-Based Pay

AVERAGE OTHER NEOS PAY MIX

Long-Term · Performance-Based

- Base 16.3%
- Annual Incentive Bonus 27.3%
- PSUs 33.8%
- Time-Vested RSUs 22.6%

61.1%
Performance-Based Pay

EXECUTIVE OFFICER TRANSITIONS IN 2022

In February 2022, Mr. Young, our then Executive Vice President and Chief Financial Officer, announced his plan to transition from the Chief Financial Officer role once a successor was identified. At that time, Mr. Young was also named Vice Chair of ADM. On April 7, 2022, we announced that Mr. Luthar, who had served various roles with the Company, most recently as Senior Vice President, Head of Investor Relations and Chief Financial Officer, Nutrition, was appointed Chief Financial Officer of the Company. Mr. Young continued in his role as Vice Chair until his retirement on December 31, 2022.

There were no changes in Mr. Young's compensation or related arrangements in connection with his transition from Chief Financial Officer to Vice Chair. Pursuant to the terms of the applicable award agreements, upon his retirement on December 31, 2022, Mr. Young's outstanding equity awards continue to vest in accordance with the original vesting schedule.

In connection with Mr. Luthar's appointment as Chief Financial Officer, the Compensation and Succession Committee approved the following adjustments to Mr. Luthar's compensation:

- an increase in base salary from $586,504 to $750,000;

- an increase in his target bonus percentage to 100% of base salary; and

- a promotion equity award of $1,500,000, granted in the form of 60% PSUs and 40% RSUs.

In addition, on February 3, 2022, the Board of Directors determined that Mr. Taets, our Senior Vice President and President, Asia Pacific, no longer met the definition of Section 16 officer. Mr. Taets remains a member of senior management and the Executive Council, and there were no changes to Mr. Taets' title, compensation or other arrangements in connection with this determination.

EXECUTIVE COMPENSATION BEST PRACTICES

We annually evaluate all elements of NEO pay to ensure alignment with performance objectives, market best practices, and stockholder interests. In addition, ADM's Lead Director, our CEO, and other members of management annually engage with the Company's largest institutional stockholders to receive their feedback on the structure and performance focus of our executive compensation programs. The following table summarizes our current practices.

What We Do	What We Don't Do
✓ **Pay-for-performance:** We tie compensation to performance by setting clear and challenging Company financial goals and individual goals, and having a majority of target total direct compensation consist of performance-based components.	X **No guaranteed base salary increases:** Base salary levels are reviewed every year and periodically adjusted based on market competitiveness and internal equity.
✓ **Multiple performance metrics:** Payouts of our annual cash incentives and long-term incentives are determined based on the weighted results for several financial performance measures and structured to balance accountability for driving annual results with sustainable long-term performance.	X **No hedging:** We prohibit executives from engaging in hedging transactions with ADM securities.
✓ **Aggressive stock ownership and retention requirements:** Our NEOs and directors must comply with rigorous stock ownership requirements, and they may not sell any Company securities until these guidelines are satisfied.	X **No gross up of excise tax payments:** We do not assist executives with taxes owed as a result of their compensation.
✓ **Compensation-related risk review:** The Compensation and Succession Committee regularly reviews compensation-related risks, with the assistance of independent consultants, to confirm that any such risks are not likely to have a material adverse effect on the Company.	X **No excessive executive perks:** Executive perquisites are not excessive and are limited to executive physicals, Company-provided life insurance, expatriate expenses, and (for the Board Chair and CEO) limited personal use of Company chartered aircraft.

What We Do	What We Don't Do
✓ **Clawback policy:** The Company has a policy to enable us to recover previously paid cash and equity-based incentive compensation from executives in the event of a financial restatement, ethical misconduct, or other specified circumstances.	X **No pledging:** We prohibit executives from pledging ADM securities.
✓ **Regular review of proxy advisor policies, stockholder feedback and corporate governance best practices:** The Compensation and Succession Committee regularly considers the perspectives of outside authorities as they relate to our executive compensation programs.	X **No employment contracts:** We do not have an employment contract with any executive officer.
✓ **Performance-based equity awards:** 60% of the NEOs' annual LTI award opportunity is delivered in PSUs that may be earned only if the Company achieves prescribed financial goals over a prospective three-year measurement period.	
✓ **Double-trigger requirement:** Equity awards do not automatically vest in the event of a change in control. Instead, we impose a "double-trigger" requirement to accelerate vesting.	

ADVISORY "SAY ON PAY" VOTE

At the 2022 Annual Meeting of Stockholders, 95.5% of the shares voted in the advisory vote on executive compensation voted to approve our executive compensation. The Compensation and Succession Committee believes that this strong level of support, and the strong levels of support shown in prior years, affirms broad stockholder agreement with our pay-for-performance approach to executive compensation.

We routinely conduct extensive proactive outreach to our largest institutional stockholders to understand and address issues of interest and to foster long-term cooperative relationships. The Compensation and Succession Committee will continue to consider stockholder feedback and the results from advisory votes on executive compensation when approving compensation programs. For more information, see "Stockholder Outreach and Engagement."

How Executive Compensation is Determined

THE ROLE OF THE COMPENSATION AND SUCCESSION COMMITTEE

The Compensation and Succession Committee, which is composed solely of independent directors, is responsible for establishing ADM's compensation philosophy and developing and administering compensation policies and programs consistent with this philosophy. When making compensation decisions, the Compensation and Succession Committee considers the Company's executive compensation objectives described below.

Align executive and stockholder interests. We believe that a substantial portion of total compensation should be delivered in the form of equity in order to align the interests of our NEOs with the interests of our stockholders. Our RSU awards typically vest three years from the date of grant. Our PSU awards typically have a three-year performance period and vest only if certain performance goals are achieved.

We also protect our stockholders' interest by including a clawback provision in agreements for long-term incentive awards to enable the Company to recover awards if the recipient engages in any of a broad range of prohibited conduct, including violation of post-vesting non-competition and non-solicitation restrictions.

Attract and retain top executive talent. Stockholders benefit when we attract, retain, and motivate talented executives with compensation packages that are competitive and fair. As a large, global company engaged in multiple lines of business, our competition for talent—like our competition for business and investment—is broad. The Company's compensation program for NEOs delivers a mix of salary, annual cash incentives, and long-term incentives targeted to be market-competitive.

Pay-for-performance. Our executive compensation program emphasizes variable, performance-based pay. The Compensation and Succession Committee assesses executive compensation packages in the aggregate, and considers each individual component as well. Base salary is reviewed annually. Annual cash incentives are paid if, and to the extent that, specified corporate goals and individual goals are attained. Performance-based equity compensation is assessed in a similar manner and is designed to reward measurable long-term results.

Internal equity. The Compensation and Succession Committee takes into account internal equity when determining the pay of the CEO and other NEOs. We provide the Committee with data on the compensation of other ADM non-executive employees in other pay grades and/or salary ranges, and the Committee reviews such data when setting CEO and other NEO pay.

THE ROLE OF THE BOARD

The Board approves the Company's business plan, which is one of the factors used to set financial and business objectives for incentive compensation. The independent directors establish and approve all performance criteria for evaluating the Board Chair and CEO, annually evaluate the performance of the Board Chair and CEO based on these criteria, and ratify his compensation. The Board also may provide input and ratification on any additional compensation-related issues at the Compensation and Succession Committee's request. The Board conducts an annual review of the Company's performance, which informs the calculation of performance-based incentives and decisions regarding compensation packages generally.

THE ROLE OF THE INDEPENDENT COMPENSATION CONSULTANT

For 2022, the Compensation and Succession Committee retained Meridian Compensation Partners, LLC (Meridian) as its independent executive compensation consultant. Meridian reports directly to the Compensation and Succession Committee, and provides objective and expert analyses and independent advice on executive and director compensation, and other matters in support of the Committee's responsibilities.

Each Compensation and Succession Committee meeting includes an executive session where the Committee meets privately with the independent consultant, without Company management. Outside of these sessions, the independent consultant interacts with management solely on behalf of the Compensation and Succession Committee.

The Compensation and Succession Committee only retains consultants that it believes will provide independent advice. The Committee has assessed the independence of Meridian pursuant to SEC and NYSE rules, and concluded that the work Meridian has performed and is expected to perform in the future does not raise any conflict of interest.

THE ROLE OF EXECUTIVES

Our Board Chair and CEO assists the Compensation and Succession Committee in determining compensation for the NEOs other than himself. To that end, the Board Chair and CEO assesses the performance of each of the other NEOs, both in terms of individual execution and with respect to the functions or business units they oversee. The Board Chair and CEO also recommends to the Compensation and Succession Committee, but does not vote on, annual base salary adjustments, individual and group performance factors, and short- and long-term incentive award target levels for the other NEOs.

The Company's Senior Vice President and Chief Human Resources Officer oversees all employee compensation with the oversight and direction of the Compensation and Succession Committee. The CHRO prepares most of the materials for the Compensation and Succession Committee meetings and provides analyses that assist the Committee with its decisions, such as summaries of competitive market practices, summaries of the Company's succession-planning actions, and reports regarding the Company's performance. In addition, throughout the year, the CHRO facilitates meetings with management to help the Compensation and Succession Committee gain a better understanding of Company performance, and ensures that the Committee receives a rigorous assessment of year-to-date performance at each of its meetings. The Company's executives, including the Board Chair and CEO, leave meetings during discussions of individual compensation actions affecting them personally and during all executive sessions, unless requested to remain by the Compensation and Succession Committee.

Components of Executive Compensation

The Company's executive compensation program is built on a structure that emphasizes both short- and long-term performance. We believe our salaries and performance-based annual cash incentive awards encourage and reward annual business results, while our LTI awards reward sustained performance, particularly when coupled with our stock ownership requirements.

When setting compensation levels, the Compensation and Succession Committee refers to data regarding compensation for comparable executives at large public companies with which ADM competes for executive talent. As described in greater detail below under the heading "Peer Group," the Compensation and Succession Committee chose a broad external market peer group of the S&P 100 Index in order to capture a wide spectrum of compensation levels. In addition, the Compensation and Succession Committee considers Company-wide internal equity when determining pay packages for the NEOs.

The following chart summarizes the direct compensation components and associated objectives of our fixed and performance-based pay for executives in 2022. Although the Compensation and Succession Committee has not adopted a policy for allocating the various elements of total direct compensation, the Company places greater emphasis on variable pay for executives with more significant responsibilities because they have a greater capacity to affect the Company's performance and results.

Components of Executive Compensation

	Element and Form		Link to Stockholder Value	Key Characteristics
FIXED	Annual	Base Salary	Recognize an individual's role and responsibilities	Reviewed annually and set based on competitiveness versus the external market, individual performance, and internal equity
ANNUAL INCENTIVE AWARDS	Annual	Annual Cash Incentive	Achieve annual goals measured in terms of financial, strategic, and individual performance linked to creation of stockholder value	Adjusted EBITDA, Adjusted ROIC, Individual Performance Factor, Strategic Goals focused on Safety, Productivity, and Innovation
LONG-TERM INCENTIVE AWARDS	Long-Term	Restricted Stock Units (RSUs) 40%	Align NEOs' interests with stockholders' interests, retain executive talent, and promote stock ownership	RSUs are granted pursuant to the Company's long-term equity plan and cliff vest on the third anniversary of the grant date
	Long-Term	Performance Share Units (PSUs) 60%	Align long-term performance with interests of stockholders and retain executive talent	Achievement of key drivers of Company performance and stockholder value as evidenced by average Adjusted ROIC, Adjusted Earnings per Share, and an ESG modifier that is based on results in two ESG areas

SALARY

The Compensation and Succession Committee sets base salaries based on an executive's position, skills, performance, experience, tenure, and responsibilities. The Compensation and Succession Committee annually assesses the competitiveness of base salary levels relative to salaries within the marketplace for similar executive positions, typically using a range around the market median as a starting point. When assessing any salary adjustments for executives, the Compensation and Succession Committee also considers factors such as changes in responsibilities and corresponding changes in competitive marketplace levels. In 2022, each of Mr. Macciocchi and Mr. Morris received a base salary increase of 2.0% and Mr. Luciano received a base salary increase of 2.5% to strengthen market competitiveness. In addition, in connection with his appointment as Chief Financial Officer, Mr. Luthar received a base salary increase of 27.9% in recognition of the additional responsibilities assumed. None of the other NEOs received a base salary increase in 2022.

ANNUAL CASH INCENTIVE

We pay an annual cash incentive only if ADM meets specified performance goals. The annual cash incentive program emphasizes company-wide performance objectives to encourage executives to focus on overall Company success and leadership to generate the most value across the organization. Our performance metrics are directly tied to driving stockholder value creation: we require meaningful results for annual metrics before any awards may be earned.

The 2022 annual cash incentive program was based on two key measures of financial performance—adjusted EBITDA and adjusted ROIC—with final awards also reflecting the Compensation and Succession Committee's approval of performance results related to the three strategic

Company goals set forth in the table above, as well as individual performance. Cash incentive awards for 2022 were paid in the first quarter of 2023.

LTI AWARDS

Our 2022 long-term equity awards are based on Company and market factors, including achievement of financial milestones and a two-goal ESG modifier. The LTI awards granted in 2022 are part performance-based and part time-based, with a mix of 60% PSUs and 40% RSUs, to ensure that NEOs' interests are aligned with the interests of our stockholders. LTI awards were granted to the NEOs in February 2022.

2022 Executive Compensation Decisions

INDIVIDUAL COMPENSATION DECISIONS

The following tables summarize compensation decisions made by the Compensation and Succession Committee with respect to each of the NEOs for 2022. Details regarding the specific compensation elements and related payouts follow the individual summaries.

The award values shown below for LTI grants represent the dollar amount of such awards, at target, as approved by the Compensation and Succession Committee. These amounts differ from the grant date fair values of such awards as shown in the Grants of Plan-Based Awards Table and the Summary Compensation Table due to the valuation methodology the Compensation and Succession Committee uses in making its decisions differing from the valuation methodology required by the SEC for those Compensation Tables.

MR. LUCIANO
Board Chair, CEO, and President



Base salary	Increased from $1,400,004 to $1,435,008
Target annual cash incentive	200% of base salary, or $2,870,000
Actual annual cash incentive	$4,712,540 or approximately 328% of base salary
Long-term incentives	$16,500,000, granted in the form of 60% PSUs and 40% RSUs

Significant accomplishments:

- Delivered outstanding financial results, including record adjusted earnings per share of $7.85, up 51% year-over-year; record adjusted segment operating profit of $6.6 billion, up 39% year-over-year; 13.6% adjusted ROIC; and $6.8 billion in adjusted EBITDA[2]. Maintained strong balance sheet and ample liquidity while investing $1.3 billion in capital expenditures and returning $2.3 billion in cash to stockholders.

- Advanced strategy across Productivity and Innovation, including: unlocking $1.6 billion in cash through our Billion Dollar Challenge; launching a global initiative to modernize, digitize, and automate production facilities; accelerating our broad portfolio of efforts to decarbonize our value chain, including through rapid growth of our regenerative agriculture work; demonstrating the value of decarbonization work through joint ventures with LG Chem for lactic and polylactic acid; and enhancing our ability to lead in high-value, fast-growing segments, including investments to expand global alternative protein production capacity.

- Successfully delivered above-target EBITDA for four Nutrition acquisitions through effective integration.

- Achieved important milestones and expanded ambitious goals in corporate responsibility and sustainability, including: reaching 100% traceability in our South America soy supply chains; accelerating our global no-deforestation goal to 2025; offering our first, $750 million sustainable bond; and publishing our aspirations to work towards net zero carbon emissions by 2050.

- Kept Company on track to achieve our global gender diversity goals and drove priorities that will improve our representation of people of color.

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[2] Adjusted earnings per share (earnings per share, adjusted to exclude the impact of certain items), Adjusted EBITDA (earnings before interest, taxes, depreciation, and amortization, adjusted to exclude the impact of certain items), Adjusted ROIC (return on invested capital, adjusted to exclude the impact of certain items) and Adjusted segment operating profit (segment operating profit excluding certain items) are financial measures that have not been calculated in accordance with GAAP. Annex A to this Proxy Statement offers more detailed definitions of these terms, a reconciliation of each to the most directly comparable GAAP financial measure, and related disclosures about the use of these non-GAAP financial measures.

MR. LUTHAR
Senior Vice President and Chief Financial Officer



Base salary	Increased from $586,504 to $750,000
Target annual cash incentive	100% of base salary, or $750,000
Actual annual cash incentive	$1,231,500 or approximately 164% of base salary
Long-term incentives	$750,000, granted in the form of 60% PSUs and 40% RSUs; promotion award of $1,500,000, granted in the form of 60% PSUs and 40% RSUs

Significant accomplishments:

- Partnered with businesses and functions to drive margins and deliver record financial results.

- Efficiently funded capital needs by expanding and diversifying liquidity facilities.

- Developed Sustainability Financing Framework and issued first ever sustainability bond in the agriculture sector.

- Exceeded the targets for Corporate Enterprise and G&A Readiness workstreams while unlocking over $0.5 billion of capital as part of enterprise-wide Billion Dollar Challenge.

MR. YOUNG
Former Vice Chair and Chief Financial Officer



Base salary	Unchanged at $850,008
Target annual cash incentive	132% of base salary, or $1,125,000
Actual annual cash incentive	$1,791,000 or approximately 211% of base salary
Long-term incentives	$4,500,000, granted in the form of 60% PSUs and 40% RSUs

Significant accomplishments:

- Successfully transitioned the CFO role and responsibilities to Mr. Luthar.

- Provided leadership to the ADM Investor Services and Global Business Services organizations.

- Provided strategic counsel on matters important to ADM, including the business transformation program.

- Advised on the implementation of Continuous Improvement (CI) program in key business processes.

MR. MACCIOCCHI
Senior Vice President, President, Nutrition, and Chief Sales and Marketing Officer



Base salary	Increased from $700,008 to $714,000
Target annual cash incentive	100% of base salary, or $714,000
Actual annual cash incentive	$1,100,988 or approximately 154% of base salary
Long-term incentives	$3,000,000, granted in the form of 60% PSUs and 40% RSUs; one-time retention grant of $2,000,000 in the form of performance-based RSUs

Significant accomplishments:

- On a constant currency basis[3], grew full-year Nutrition operating profit by 11% over 2021 and Nutrition revenue by 18%.

- Continued to expand market leadership in fast-growing consumer categories by realizing strong profitability from recent acquisitions in the alternative protein, probiotics, flavors, and pet food businesses, and completing the acquisition of Kansas Protein.

- Announced a strategic partnership with Benson Hill to deliver plant-based protein products from ultra-high protein soybeans.

- Opened new extrusion facility in Serbia.

MR. MORRIS
Senior Vice President and President, Agricultural Services and Oilseeds



Base salary	Increased from $700,008 to $714,000
Target annual cash incentive	100% of base salary, or $714,000
Actual annual cash incentive	$1,172,388 or approximately 164% of base salary
Long-term incentives	$3,000,000, granted in the form of 60% PSUs and 40% RSUs

Significant accomplishments:

- Achieved record annual operating profit for the Agricultural Services and Oilseeds business segment, an increase of 58% over 2021.

- Achieved record ROIC and EVA through a combination of commercial execution and strategic actions.

- Delivered exceptional risk management in a year of significant market volatility.

- Launched our Regenerative Agriculture program and secured 1.2 million acres in first year of the program.

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[3] Revenue and Operating Profit on a constant currency basis are financial measures that have not been calculated in accordance with GAAP. Annex A to this Proxy Statement offers a more detailed definition of these terms, a reconciliation to the most directly comparable GAAP financial measure, and related disclosure about the use of these non-GAAP financial measures.

MR. CUDDY
Senior Vice President and President, Carbohydrate Solutions



Base salary	Unchanged at $650,004
Target annual cash incentive	100% of base salary, or $650,000
Actual annual cash incentive	$1,067,300 or approximately 164% of base salary
Long-term incentives	$3,000,000, granted in the form of 60% PSUs and 40% RSUs

Significant accomplishments:

- Grew Carbohydrate Solutions segment adjusted operating profit by 6% year-over-year, while continuing to advance on new growth platforms, such as BioSolutions, which expanded revenue 26% year-over-year.

- Announced the formation of two joint ventures with LG Chem to produce lactic and polylactic acid, and advanced the expansion of starch capacity at our Marshall, Minnesota facility, both of which will support future growth in BioSolutions.

- Advanced key decarbonization initiatives focused on converting 900 million gallons of ethanol production into Sustainable Aviation Fuel and signed agreements for CO_2 pipelines to support carbon capture and sequestration at our facility in Decatur, Illinois.

- Completed the expansion of our Razgrad, Bulgaria corn processing facility and won the Starch Europe safety program award for completing 1 million working hours without a lost workday case (LWC).

MR. TAETS
Senior Vice President and President, Asia Pacific



Base salary	Unchanged at $700,008
Target annual cash incentive	100% of base salary, or $700,000
Actual annual cash incentive	$1,114,400 or approximately 159% of base salary
Long-term incentives	$2,800,000, granted in the form of 60% PSUs and 40% RSUs

Significant accomplishments:

- Led Asia Pacific to record net revenues and profits in 2022.

- Executed strategic Asia Pacific regional growth, joint venture, and greenfield projects.

- Oversaw key Asia regional improvements including Safety, Quality, DE&I, and restructuring of the Nutrition business segment.

2022 ANNUAL CASH INCENTIVES

The annual cash incentive program aligns rewards with business results measured against specific strategic goals. At the start of each fiscal year, the Compensation and Succession Committee approves target annual cash incentive levels, expressed as a percentage of salary, for each NEO. Actual awards paid are based on both Company performance (75% weight) and individual performance (25% weight). Payouts can range from 0% to a maximum of 200% depending on both Company and individual performance.

Company Performance Components

Company performance payout is determined by ADM's adjusted EBITDA, our results on a set of strategic goals, and our adjusted return on invested capital (ROIC).[4]

Adjusted EBITDA

Adjusted EBITDA has an aggregate weighting of 50% under our 2022 annual cash incentive program.

The adjusted EBITDA goals and associated payout opportunity levels are shown below. Payout opportunity levels are interpolated for results that fall between specific goal amounts.

Adjusted EBITDA Achieved	Payout Opportunity
$5.515B & Above	200%
$5.175B	150%
$5.0B (Plan Adjusted EBITDA)	100%
$4.835B	90%
$4.495B	75%
$4.155B	50%
$3.815B	25%
$2.81B - $3.814B	Compensation Committee Discretion
$2.8B & Below	0%

Strategic Goals

Our strategic goals have an aggregate weighting of 25% under our 2022 annual cash incentive program, and under this goal, each of the following three strategic goals are weighted equally:

Safety. This metric is measured as the reduction in serious injuries and fatalities (SIFs), with a threshold of no change in SIFs, a target of 11% reduction in SIFs, and a maximum of 33% reduction in SIFs.

Productivity. This metric relates to optimization of throughput at its facilities, measured as the reduction in unscheduled downtime, with a threshold of 10% reduction, a target of 20% reduction, and a maximum of 40% reduction.

Innovation. Innovation has two separate sub-goals, each weighted equally: (1) EBITDA from recent acquisitions, with a threshold of $65 million, a target of $85 million, and a maximum of $100 million, and (2) year-over-year revenue increase from our BioSolutions business, with a threshold of $75 million, a target of $100 million, and a maximum of $150 million.

Adjusted ROIC Modifier

ROIC measures how effectively we are using invested capital.

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[4] Adjusted EBITDA (earnings before interest, taxes, depreciation, and amortization, adjusted to exclude the impact of certain items) and Adjusted ROIC (return on invested capital, adjusted to exclude the impact of certain items) are financial measures that have not been calculated in accordance with GAAP, and are referred to as non-GAAP financial measures. Annex A to this Proxy Statement provides more detailed definitions of these terms, a reconciliation of each to the most directly comparable GAAP financial measure, and related disclosures about the use of these non-GAAP financial measures.

As the last step in the Company performance payout component of our 2022 annual cash incentive program, actual adjusted ROIC for 2022 is compared against the 9.0% adjusted ROIC target that was set for 2022. The result of that comparison leads to a modifier of +/- 10%. The modifier boosts the payout potential in years that our adjusted ROIC exceeds our target, and reduces the payout potential if adjusted ROIC falls below target expectations.

The adjusted ROIC modifier is determined as follows:

Adjusted ROIC Achieved	Modifier*	Effect of modifier on payout
10.0% or greater	1.1	10% increase
9.0% (Target)	1.0	No change
8.0% or less	0.9	10% decrease

*   For Adjusted ROIC results between specific goals, the modifier will be determined by linear interpolation.

2022 Company Performance Payout Component Calculation

For 2022, ADM attained the results shown below, leading to an overall Company performance portion payout of 124.2% of target. Our 2022 adjusted EBITDA of $6.83 billion represented 200% of our goal. Applying the weighting of adjusted EBITDA of 50% of the total annual cash incentive payout, this factor achieved a maximum payout of 100%.



In addition, 12.9% was added to the Company performance portion of the payout as a result of the achievement of the strategic goals at the following levels:

1. *Safety.* We did not achieve the threshold payout for this goal given our performance of no reduction. (+0%)

2. *Productivity.* We did not achieve the threshold payout for this goal given our performance of 9.6% reduction. (+0%)

3. *Innovation.* We delivered EBITDA from recent acquisitions slightly above target at $86M (+4.6%) and surpassed the maximum in achieving $227 million in year-over-year revenue increase from our BioSolutions business (+8.3%).

Further, adjusted ROIC for 2022 was 13.6%, resulting in a modifier of 1.1.



Individual Performance Components

Individual performance determines 25% of the annual cash bonus.

Our leaders are responsible for driving performance company-wide; their respective individual performance ratings are a result of their performance against goals for the year, including goals for the business units they run. The target individual performance percentage is 25% of the overall cash incentive program. For each NEO, the Compensation and Succession Committee has discretion to adjust payout from 0% to 200% of the 25% target percentage (in 5 percentage point increments) based on the Committee's assessment of the NEO's performance and contribution to the Company's success. As a result, individual payouts can range from a total payout of 0% to 50%.

Based on business results in 2022, and the individual achievements summarized above under "Individual Compensation Decisions," the Compensation and Succession Committee elected to award the following individual performance percentages to the NEOs:

	Individual Performance Percentages
Mr. Luciano	40%
Mr. Luthar	40%
Mr. Young	35%
Mr. Macciocchi	30%
Mr. Morris	40%
Mr. Cuddy	40%
Mr. Taets	35%

The Compensation and Succession Committee considered the full Board's assessment of the Board Chair and CEO's performance and full Company performance when approving Mr. Luciano's individual performance percentage.

Calculation of Award Amounts

The formula used to calculate an annual cash incentive payout for the NEOs can be expressed as follows:


Company Performance
75% of award
Company EBITDA Performance
200% Performance x 50% Weight = 100%
Strategic Goals
51.7% Performance x 25% Weight = 12.9%
ROIC Multiplier
x 1.1
Individual Performance
25% of award
Individual Performance
0% to 50% as determined by the Committee
Total Cash Bonus
2022 PIP Cash Bonus
Company + individual performance
[100% + 12.9%] x 1.1 = 124.2% payout
0% to 50%
Can range from 124.2% to 174.2%

The Resulting Annual Cash Incentive for Each NEO

Based on the determination of the Company and individual performance factors as described above, the NEOs received the payouts set forth below.

Executive	Target Cash Incentive Opportunity (% of Salary)	Target Cash Incentive Opportunity ($)	Cash Bonus Payout Percentage	Actual FY2022 Cash Award
J. R. Luciano	200%	$2,870,000	164.2%	$4,712,540
V. Luthar	100%	$ 750,000	164.2%	$1,231,500
R. G. Young	132%	$1,125,000	159.2%	$1,791,000
V. F. Macciocchi	100%	$ 714,000	154.2%	$1,100,988
G. A. Morris	100%	$ 714,000	164.2%	$1,172,388
C. M. Cuddy	100%	$ 650,000	164.2%	$1,067,300
J. D. Taets	100%	$ 700,000	159.2%	$1,114,400

EQUITY-BASED LONG-TERM INCENTIVES

ADM's LTI program aligns the interests of executives with those of our stockholders by rewarding the creation of long-term stockholder value, supporting stock ownership, and motivating retention of our senior executives. Our performance-based LTI awards are based on the results of forward-looking metrics measured over a three-year performance period.

In 2022, we granted our annual LTI awards in February in the form of 60% performance share units (PSUs) and 40% restricted stock units (RSUs) with three-year cliff vesting. We believe this forward-looking LTI program aligns our equity compensation with market practice and strengthens our executives' focus on growth and future value creation for stockholders. Further in 2022, the Compensation and Succession Committee granted additional, one-time equity awards as follows: (i) to Mr. Luthar, a promotion grant of $1,500,000 in the form of 60% PSUs and 40% RSUs in connection with his appointment as Chief Financial Officer, and (ii) for Mr. Macciocchi, a retention grant of $2,000,000 in the form of performance-based RSUs, which will be earned based on the extent to which there is effective integration of key acquisitions within the Nutrition segment.

The 2022 grants in the target amounts approved by the Compensation and Succession Committee are shown below.

The listed values represent the dollar amount of such awards, at target, as approved by the Compensation and Succession Committee. These amounts differ from the grant date fair values of such awards as shown in the Grants of Plan-Based Awards Table and the Summary Compensation Table due to the valuation methodology the Compensation and Succession Committee uses in making its decisions differing from the valuation methodology required by the SEC for the Compensation Tables.

Executive	Target Equity Award
J. R. Luciano	$16,500,000
V. Luthar	$ 750,000 $ 1,500,000*
R. G. Young	$ 4,500,000
V. F. Macciocchi	$ 3,000,000 $ 2,000,000**
G. A. Morris	$ 3,000,000
C. M. Cuddy	$ 3,000,000
J. D. Taets	$ 2,800,000

*   Additional promotion grant, 60% PSUs, 40% RSUs.

**   Additional retention grant in the form of performance-based RSUs.

The terms of these equity awards are described below.

PSU Vesting

Except in cases that trigger accelerated vesting (described below), the 2022 PSUs will vest in three years upon the Compensation and Succession Committee's determination of the Company's achievements, if any, against certain performance goals over a three-year performance period (2022–2024). Payouts can range from 0% to 200%, and the value of those payouts will depend upon the price of ADM's common stock at the end of the performance period. Vested PSUs will be settled in shares of ADM common stock.

PSU Performance Metrics

The performance metrics for the 2022 PSU awards are:

- Average adjusted ROIC over the three-year performance period[5] (50% weight)

- Adjusted earnings per share ("adjusted EPS") performance for 2024, the third year of the three-year performance period[6] (50% weight), and

- A two-goal ESG modifier that reflects (1) progress toward gender diversity targets, and (2) absolute reduction in greenhouse gas emissions over the three-year performance period.

ROIC appears as a metric in both our short- and long-term incentive compensation plans, but it serves different purposes and has different weights in the two plans. One-year adjusted ROIC in our annual cash incentive plan demonstrates our short-term performance, while three-year average adjusted ROIC in the PSU award better reflects long-term, sustainable results with an emphasis on growth and driving consistent returns of our capital investments over time.

The Committee selected adjusted EPS as a performance metric for the 2022 PSU awards because adjusted EPS is one of the primary basis on which we set performance expectations for the year, it is consistent with how we report our operating results to the investment community, it is a widely-used measure of overall Company performance, and the Committee believes it is highly correlated to stockholder return.

The goals and associated payouts for these metrics are shown below. If results for average adjusted ROIC and adjusted EPS fall between specific goals, the associated payout will be determined by linear interpolation.

Performance metric	Weighting	No payout	50% payout	100% payout	150% payout	200% payout
Average Adjusted ROIC	50%	Below 7.0%	7.5%	9.0%	10.0%	11.0% or above
Adjusted EPS	50%	Below $5.00	$5.25	$6.00	$6.32	$6.75
ESG Modifier	+/- 15%	+/- 7.5% modifier based on percent of women in leadership roles ("gender diversity percentage") at 12/31/24 (with linear interpolation applied) -7.5% if gender diversity percentage is 22% or less 0% if gender diversity percentage is 25% +7.5% if gender diversity percentage is 28% or more +/- 7.5% modifier based on level of achievement as it relates to a goal of 2.0% absolute reduction in greenhouse gas emissions during 2024 against 2019 Adjustment factor will be made based on Committee discretion				

In establishing and measuring achievements against the goals shown above, the Compensation and Succession Committee retains discretion to make changes to reflect "material portfolio adjustments," which are events that are unusual and infrequent, like significant acquisitions and divestitures.

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[5] Adjusted ROIC for the performance period means the average of the annual percentage obtained by dividing the Adjusted ROIC earnings for each fiscal year during the performance period by Adjusted Invested Capital for the same fiscal year. For this purpose, Adjusted Invested Capital is the average of quarter-end amounts for the trailing four quarters, with each such quarter-end amount being equal to the sum of ADM's stockholders' equity (excluding non-controlling interests), interest-bearing liabilities, the after-tax effect of the LIFO reserve, and other specified adjustments as determined by the Compensation and Succession Committee to be appropriate.

[6] Adjusted EPS for the performance period means the diluted earnings per share of the Company for the third fiscal year of the performance period, fiscal year 2024, as adjusted for losses/gains on sales of assets and businesses, impairment, restructuring and settlement charges, expenses related to acquisitions, gains/losses on debt extinguishment, losses/ gains on debt conversion option, tax adjustments, and such other adjustments determined by the Compensation and Succession Committee, in its sole discretion, to be appropriate in order to reflect the impact of significant unusual or nonrecurring events, including but not limited to material portfolio adjustments.

RSU Vesting

Except in cases that trigger accelerated vesting (described below), RSUs cliff-vest three years after the grant date so long as the recipient is still employed by the Company. During the vesting period, participants are paid dividend equivalents on their unvested RSUs. Vested RSUs will be settled in shares of ADM common stock.

Performance-based RSU Metrics

The number of units under the 2022 performance-based RSU award to Mr. Macciocchi that will be earned will be based on the extent to which the Compensation and Succession Committee determines that the following performance measures are achieved during the three-year performance period of 2022-2024:

- Effective integration of the following acquisitions in the Company's Nutrition segment and deliver on the segment's value case: Sojaprotein; Flavor Infusion International, S.A. (FISA); Deerland Probiotics & Enzymes; and P4 Companies (Pet Dine, Pedigree Ovens, The Pound Bakery and NutraDine).

Conditions Leading to Accelerated Vesting

RSUs and PSUs will continue to vest as scheduled if an executive leaves the Company because of disability or retirement (at age 55 or older with 10 or more years of service, or 65 years of age). Upon the death of an executive, the executive's RSUs will vest immediately and the executive's PSUs will vest immediately at the target level. A detailed description of change in control provisions that may lead to accelerated vesting appears under the header "Employment Agreements, Severance, and Change in Control Benefits."

Equity Awards Granted in 2020 with a Performance Period that Ended in 2022

In 2020, ADM granted PSUs to our then-NEOs with a three-year performance period (2020-2022). The performance metrics for the 2020 PSU awards were:

- Average adjusted ROIC[7] over the three-year performance period,

- Average Nutrition operating profit ("OP") growth over the three-year performance period, and

- Relative TSR as compared to a defined peer group over the three-year performance period

The defined peer group includes: Symrise AG, International Flavors & Fragrances, Inc., Olam International Limited, Bunge Limited, Ingredion Incorporated, The Andersons, Inc., and Green Plains Inc.

The weighting, goals, and associated payout factors for these metrics are shown below. For average adjusted ROIC and average Nutrition OP growth, if results were to fall between specific goals, the associated payout would be determined by linear interpolation.

Performance metric	Weighting	No payout	50% payout	100% payout	150% payout	175% payout	200% payout
Average Adjusted ROIC	50%	Below 5.75%	6.5%	7.0%	7.5%	8.0%	9.0% or above
Average Nutrition OP Growth	50%	Below 6% Growth	8% Growth	10% Growth	15% Growth	n/a	20% Growth
Relative TSR Modifier	+/-10%	Based on ranking that compares ADM's 3-year TSR against defined peer group					


1st Rank – 1.1 Modifier
2nd Rank – 1.067 Modifier
3rd Rank – 1.033 Modifier
4th & 5th Rank – 1.0 Modifier
6th Rank – 0.967 Modifier
7th Rank – 0.933 Modifier
8th Rank – 0.9 Modifier


[7] Average Adjusted ROIC for the performance period means the average of the annual percentage obtained by dividing the Adjusted ROIC earnings for each fiscal year during the performance period by Adjusted Invested Capital for the same fiscal year. For this purpose, Adjusted Invested Capital is the average of quarter-end amounts for the trailing four quarters, with each such quarter-end amount being equal to the sum of ADM's stockholders' equity (excluding non-controlling interests), interest-bearing liabilities, the after-tax effect of the LIFO reserve, and other specified adjustments as determined by the Compensation and Succession Committee to be appropriate. See Annex A to this Proxy Statement for the calculation and a reconciliation to the most directly comparable GAAP financial measure.

On January 25, 2023, the Compensation and Succession Committee determined the degree to which the performance metrics under the 2020 PSUs were attained, and the resulting payout level relative to the target amount for each metric. For the performance period of 2020-2022:

- Average adjusted ROIC was 10.4%, and therefore the resulting payout factor was 200%,

- Average Nutrition OP growth was 21.4%, and therefore, the resulting payout factor was 200%, and

- Relative TSR Modifier was at 2nd rank, yielding a 1.067 modifier, which was not applied as the maximum payout of 200% was attained by the first two performance metrics.

The weightings applicable to each of the metrics were then applied to the percentage payout level for each metric, resulting in a weighted payout percentage of 200.0% of the target number of PSUs. Based on these determinations, the Compensation and Succession Committee approved the following number of PSUs earned for each NEO pursuant to the 2020 PSUs:

Executive	Target Number of 2020 PSUs	Actual Number of 2020 PSUs Earned
J. R. Luciano	174,744	349,488
V. Luthar	11,068	22,136
R. G. Young	64,073	128,146
V. F. Macciocchi	46,599	93,198
G. A. Morris	46,599	93,198
C. M. Cuddy	34,949	69,898
J. D. Taets	42,521	85,042

All of the earned PSUs shown in the table above vested on February 13, 2023.

FEATURES OF 2023 COMPENSATION PROGRAMS

The Compensation and Succession Committee made changes to the short-term and long-term incentive compensation plans for performance periods beginning in 2023. These changes were designed to better align with the strategic direction of the Company and to strengthen market competitiveness.

Features of the 2023 Annual Cash Incentive Bonus

- Retained 50% weight for adjusted EBITDA performance and 25% weight for strategic goals, with a continued focus on safety, productivity and innovation.

- Added an additional goal related to 1ADM.

- There will be a zero payout for the productivity component if the Company does not experience a year-over-year decline in serious injuries and fatalities.

- Retained the +/- 10% ROIC modifier for continued focus on returns.

Features of the 2023 PSU Awards

- Retained the average ROIC metric at 50%.

- Changed method of evaluating EPS from end of the third fiscal year of the performance period in favor of a cumulative adjusted EPS performance over the three-year period.

- Retained the modifier with a two-goal ESG metric: (1) progress toward gender diversity, and (2) absolute reduction in greenhouse gas emissions over the three-year performance period.

Other Changes

Compensation and Succession Committee approved certain changes to the RSU and PSU awards to better align with market practice. These changes include:

• Moving to a ratable vesting schedule (i.e. one-third vest each year) for RSUs vs. the current three-year cliff vesting, and

• Accruing dividend equivalents for PSUs, to be paid in cash at the end of the three-year performance period on the basis of number of PSUs actually earned.

These changes were applicable to RSU and PSU awards granted in February 2023.

The Committee may consider the effects of a global pandemic and other economic and environmental pressures negatively impacting results.

Peer Group

The Compensation and Succession Committee utilizes the S&P 100 Index as a peer group to evaluate whether executive officer pay levels are aligned with performance on a relative basis. We believe the large peer group is relevant for ADM because we compete for talent and investments across a wide range of industries. Moreover, our diverse business encompasses aspects of several industries; we do not have a direct competitor—in terms of size, focus or business mix—in the public markets. As a result, the Compensation and Succession Committee believes it is appropriate to consider a broad spectrum of compensation levels and investment returns to arrive at our NEO compensation.

Company Name	Company Name
3M Company	Costco Wholesale Corporation
Abbott Laboratories	CVS Health Corporation
AbbVie Inc.	D.R. Horton, Inc.
Accenture plc	Deere & Company
Alphabet Inc.	Delta Air Lines, Inc.
Amazon.com, Inc.	Dollar General Corporation
American Airlines Group	Dow, Inc
American Express Company	Elevance Health Inc
American International Group, Inc.	Exelon Corporation
AmerisourceBergen Corporation	Exxon Mobil Corporation
Apple Inc.	FedEx Corporation
Archer-Daniels-Midland Company	Ford Motor Company
AT&T Inc.	General Dynamics Corporation
Bank of America Corporation	General Electric Company
Berkshire Hathaway Inc.	General Motors Company
Best Buy Co., Inc.	HCA Healthcare, Inc.
Bristol Myers Squibb Company	Honeywell International Inc.
Broadcom Inc	HP Inc.
Cardinal Health, Inc.	Humana Inc.
Caterpillar Inc.	Intel Corporation
Centene Corporation	International Business Machines Corporation
Charter Communications, Inc.	Johnson & Johnson
Chevron Corporation	JPMorgan Chase & Co.
Chubb Limited	Lennar Corporation
Cigna Corporation	Linde plc
Cisco Systems, Inc.	Lockheed Martin Corporation
Citigroup Inc.	Lowe's Companies, Inc.
Comcast Corporation	LyondellBasell Industries N.V.
ConocoPhillips	Marathon Petroleum Corporation

Company Name	Company Name
McKesson Corporation	The Boeing Company
Merck & Co., Inc.	The Coca-Cola Company
Meta Platforms, Inc.	The Goldman Sachs Group, Inc.
MetLife, Inc.	The Home Depot, Inc.
Microsoft Corporation	The Kroger Co.
Morgan Stanley	The Procter & Gamble Company
NIKE, Inc.	The Progressive Corporation
Northrop Grumman Corporation	The TJX Companies, Inc.
Nucor Corporation	The Travelers Companies, Inc.
Occidental Petroleum Corporation	The Walt Disney Company
Oracle Corporation	Thermo Fisher Scientific Inc.
Pepsico, Inc.	T-Mobile US, Inc.
Pfizer Inc.	Tyson Foods, Inc.
Phillips 66	United Airlines Holdings, Inc.
Prudential Financial, Inc.	United Parcel Service, Inc.
QUALCOMM Incorporated	UnitedHealth Group Incorporated
Raytheon Technologies Corporation	Valero Energy Corporation
Sysco Corporation	Verizon Communications Inc.
Target Corporation	Walgreens Boots Alliance, Inc.
Tesla, Inc.	Wal-Mart, Inc.
The Allstate Corporation	Wells Fargo & Company

Benefits

In addition to the direct elements of pay described above, ADM offers benefits to our NEOs to provide for basic health, welfare, and income security needs and to ensure that our compensation packages are competitive. With few exceptions, such as supplemental benefits provided to employees whose benefits under broad-based plans are limited under applicable tax laws, our policy is to offer the same benefits to all U.S. salaried employees as are offered to the NEOs.

Retirement Program	Eligibility	Description
401(k) and ESOP	All salaried employees	Qualified defined contribution plan where employees may defer up to 75% of eligible pay, or up to $20,500 for 2022 The Company provides a 1% non-elective employer contribution and a match of 4% on the first 6% contributed by an employee. The employee contribution can be made pre-tax (401(k)) or after-tax (Roth 401(k)). Employees also may defer traditional after-tax contributions into the plan for a total $61,000 savings opportunity including all contribution types (pre-tax, Roth, and after tax) plus any ADM matching and 1% non-elective contributions. Employees who are 50 years of age or older can elect to make additional contributions of up to $6,500 for 2022.
ADM Retirement Plan	All salaried employees	Newly-hired eligible employees and those who had less than 5 years of service as of January 1, 2009, participate in a qualified cash balance pension formula where the benefit is based on an accrual of benefit at a stated percentage of the participant's base compensation each year. Those employees who had 5 or more years of service as of January 1, 2009, participate in a qualified traditional defined benefit formula where the benefit is based on number of years of service and final average earnings. (Final average earnings is the average of monthly compensation over a 60 consecutive month period within the employee's last 180-month period of employment that produces the highest average.) Effective January 1, 2022, participants in the traditional defined benefit pension began to accrue benefits under the cash balance pension formula.
Deferred Compensation Plan	Employees with salaries above $175,000	Eligible participants may defer up to 75% of their annual base salary and up to 100% of their annual cash incentive until designated future dates. Earning credits are added to the deferred compensation account balances based upon hypothetical investment elections available under these plans and chosen by the participant. These hypothetical investment options correspond with the investment options (other than Company common stock) available under the 401(k) and ESOP.
Supplemental Retirement Plan	Employees whose retirement benefit is limited by applicable IRS limits	Non-qualified deferred compensation plan that ensures participants in the Retirement Plan receive the same retirement benefit they would have received if not for certain limitations under applicable tax law.

Healthcare and Other Benefits. NEOs receive the same healthcare benefits as other employees, except that we provide executive physicals and related services to our senior executives who serve on the Executive Council. We provide a benefits package for employees (including NEOs) and their dependents, portions of which may be paid for by the employee. Benefits include life, accidental death and dismemberment, health (including prescription drug), dental, vision, and disability insurance; dependent and healthcare reimbursement accounts; tuition reimbursement; paid time off; holidays; and a matching gifts program for charitable contributions.

Perquisites. Consistent with our pay-for-performance philosophy, we limit executive perquisites. Any NEO who receives a perquisite is individually responsible for any associated taxes.

The Compensation and Succession Committee allows our Board Chair and CEO to have access to company-chartered aircraft for personal use for security and efficiency reasons. See the notes to the Summary Compensation Table for a description of other perquisites provided to the NEOs.

Compensation Policies and Governance

EXECUTIVE STOCK OWNERSHIP

The Board of Directors believes it is important for each member of senior management to maintain a significant ownership position in shares of ADM's common stock to further align their interests with the interests of our stockholders. Accordingly, we require each member of senior management to own shares of common stock with a value at least equal to a specified multiple of his or her annual base salary. Shares that count toward the ownership levels include shares owned outright, shares owned by immediate family members or a related trust if previously owned by the executive, shares held through the 401(k) plan, and unvested time-based RSUs. Stock options, whether exercisable or not, and unvested PSUs do not count toward determining whether the ownership level is met. Executives may not sell any Company securities until the applicable guideline is met. As shown below, each of our NEOs who is a current employee exceeds the applicable ownership guideline by a significant margin.

Executive	Ownership Guideline as a Multiple of Salary	Actual Ownership as of March 9, 2023
J. R. Luciano	10.0x	85.5x
V. Luthar	4.0x	13.9x
V. F. Macciocchi	4.0x	30.7x
G. A. Morris	4.0x	30.4x
C. M. Cuddy	4.0x	34.5x
J. D. Taets	4.0x	32.4x

TIMING OF GRANTS

The Compensation and Succession Committee approves all equity awards to NEOs at a meeting during the first quarter of each fiscal year, and awards are issued promptly thereafter. There is no attempt to time these grants in relation to the release of material, non-public information. Under the 2020 Incentive Compensation Plan, fair market value is the closing market price of ADM's common stock on the last trading day prior to the date of grant. In addition to annual awards, NEOs may receive awards when they join the Company or change their job status, including promotions.

CLAWBACK PROVISIONS

We include clawback provisions in the Company's long-term incentive award agreements that provide us with the ability to recover this compensation for a broad range of reasons. Specifically, this policy provides for the recoupment of any cash or equity incentive awards made to NEOs and certain other members of senior management for a period of three years from the vesting date in the event of a financial restatement or ethical misconduct. In addition, our equity awards incorporate post-vesting non-competition and non-solicitation restrictions. Any violation of these provisions could be cause for the Company to initiate a clawback proceeding. Our aggressive approach to recoupment of long-term incentive compensation reflects the Company's commitment to protecting stockholder value.

In October 2022, the SEC adopted final rules under the Dodd-Frank Act directing national securities exchanges to establish listing standards related to clawback policies. The New York Stock Exchange recently posted proposed listing standards requiring listed companies to adopt compensation recoupment policies containing certain provisions. The Compensation and Succession Committee will make appropriate additions and modifications to our clawback provisions to comply with the new listing standards once they are finalized.

PROHIBITION ON INSIDER TRADING AND HEDGING

Pursuant to ADM's Insider Trading Policy, employees and directors may not engage in short selling, speculative trading, or hedging transactions involving the Company's stock, including writing or trading in options, warrants, puts and calls, prepaid variable forward contracts, or equity swaps or collars; or enter into other transactions that are designed to hedge or offset decreases in the price of the Company's securities. In addition, directors and those officers and employees who have been notified by the Company's Legal Department that they are subject to the requirements of Section 16 of the Exchange Act are prohibited from pledging Company securities as collateral, and any other employee wishing to enter into such an arrangement must first consult with, and comply with the directions of, the Legal Department.

Our Insider Trading Policy also provides that all transactions in ADM securities by directors, NEOs, and certain other officers and employees must be pre-cleared by the Company's Legal Department.

SECTION 162(M) OF THE INTERNAL REVENUE CODE EFFECTS ON THE COMPANY

Section 162(m) of the Internal Revenue Code precludes the Company from taking a federal income tax deduction for compensation paid in excess of $1 million to our "covered employees" as defined under Section 162(m).

Although a previous exception to this limit for "performance-based" compensation has since been eliminated, the Compensation and Succession Committee continues to believe that a significant portion of our executives' compensation should be tied to the Company's performance and that stockholder interests are best served if its discretion and flexibility in structuring and awarding compensation is not restricted. The Compensation and Succession Committee also believes that the amount of any expected loss of a tax deduction under Section 162(m) will be insignificant to the Company's overall tax position. Therefore, the changes to Section 162(m) have not significantly impacted the design of our executive compensation program.

EVALUATION OF RISK IN OUR COMPENSATION PROGRAMS

On an ongoing basis, the Compensation and Succession Committee, with input from management, assesses potential risks associated with compensation decisions and discusses them with our Board of Directors if warranted. To date, we have not identified any incentive compensation features that encourage inappropriate risk-taking. To ensure we are considering all possibilities objectively, we engage an outside consultant every other year to review the Company's programs and independently assess the risk in them.

In 2021, the Company engaged an outside consultant, The Korn Ferry Hay Group (KFHG), to assist the Compensation and Succession Committee in evaluating the risk in our compensation programs. As part of its independent assessment, KFHG reviewed all of the Company's incentive compensation programs and determined that none encourage inappropriate risk-taking or the manipulation of earnings. The detailed findings of this review were discussed with management and presented to the Compensation and Succession Committee in November 2021. Another independent review of the Company's incentive programs will be conducted during 2023 and reported to the Compensation and Succession Committee.

Employment Agreements, Severance, and Change in Control Benefits

NO EMPLOYMENT CONTRACTS

None of our NEOs has an employment contract or separation agreement. Consistent with our approach of rewarding performance, employment is not guaranteed, and either ADM or any NEO may terminate the employment relationship at any time.

ADM maintains a severance program that serves as a guideline for severance benefits that may be provided to various levels of employees, including the NEOs, upon termination of their employment without cause, but the program does not give anyone a contractual right to receive any severance benefits. The Compensation and Succession Committee generally requires a terminated employee to enter into a non-competition and/or non-solicitation agreement in exchange for receiving severance.

CHANGE IN CONTROL PROVISIONS

Upon a change in control of the Company, NEOs may receive certain protections related to their LTI awards (as described below), and other compensation detailed in the sections titled "Pension Benefits," "Nonqualified Deferred Compensation," and "Termination of Employment and Change in Control Arrangements." NEOs are not eligible to receive any other cash severance, continued health and welfare benefits, tax gross ups, or other change in control benefits.

Our incentive compensation plans provide non-employee directors and all employees, including executive officers, change in control protections for their LTI awards. For awards granted in 2017 and later, if a change in control occurs with respect to the Company, the RSUs held by executive officers generally will vest immediately, and the PSUs will vest on a modified pro rata basis, if the equity award is not assumed or replaced. The same accelerated vesting provisions will apply if an award is assumed or replaced, but the executive officer's employment is terminated for reasons other than for cause or good reason within 24 months of the change in control (referred to as "double-trigger" vesting). We adopted double-trigger accelerated vesting to provide our executives with some assurance that they will not be disadvantaged with respect to their equity awards in the event of a change in control of the Company. This assurance increases the value of these awards to the executives (which in turn enhances retention) and makes it easier for our executives to focus on the potential benefits of a change in control for our stockholders without conflicting concerns about their own financial situations.

Compensation and Succession Committee Report

The Compensation and Succession Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based upon this review and discussion, the Compensation and Succession Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

K. R. Westbrook, Chair
M. S. Burke
J.C. Collins
S. F. Harrison
L. Z. Schlitz

Compensation and Succession Committee Interlocks and Insider Participation

None of the members of the Compensation and Succession Committee is or has been an employee of the Company or any of the Company's subsidiaries. There are no interlocking relationships between the Company and other entities that might affect the determination of the compensation of the Company's executive officers.

Executive Compensation

Summary Compensation Table

The following table summarizes the compensation for the fiscal years noted in the table of our named executive officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[4]	All Other Compensation ($)[5]	Total ($)
J. R. LUCIANO Board Chair, CEO and President	2022	1,429,174	—	17,727,259	—	4,712,540	—	880,205	24,749,178
	2021	1,400,004	—	15,939,571	—	5,320,000	59,843	789,423	23,508,841
	2020	1,400,004	—	15,940,148	—	4,507,300	112,853	789,323	22,749,628
V. LUTHAR[6] Senior Vice President and Chief Financial Officer	2022	704,798	—	2,411,505	—	1,231,500	—	90,624	4,438,428
R. G. YOUNG Former Vice Chair and CFO	2022	850,008	—	4,834,791	—	1,791,000	—	279,401	7,755,200
	2021	850,008	—	4,781,915	—	2,137,500	35,050	290,501	8,094,974
	2020	850,008	—	5,844,739	—	1,754,719	74,554	289,174	8,813,194
V. F. MACCIOCCHI Senior Vice President, President, Nutrition, and Chief Sales and Marketing Officer	2022	711,668	—	5,245,225	—	1,100,988	—	196,351	7,254,232
	2021	695,840	—	3,187,979	—	1,295,000	24,191	206,514	5,409,524
	2020	675,000	—	4,250,761	—	1,086,581	43,181	250,554	6,306,077
G. A. MORRIS Senior Vice President and President, Agricultural Services and Oilseeds	2022	711,668	—	3,223,194	—	1,172,388	—	204,083	5,311,334
	2021	695,840	—	3,187,979	—	1,330,000	—	203,404	5,417,223
	2020	675,000	—	4,250,761	—	1,086,581	730,151	200,153	6,942,646
C. M. CUDDY[7] Senior Vice President and President, Carbohydrate Solutions	2022	650,004	—	3,223,194	—	1,067,300	—	177,288	5,117,787
J. D. TAETS Senior Vice President and President, Asia Pacific	2022	700,008	—	3,008,356	—	1,114,400	—	646,925	5,469,689
	2021	700,008	—	2,975,476	—	1,295,000	—	420,610	5,391,094
	2020	700,008	—	3,878,766	—	1,091,825	746,347	198,279	6,615,225

(1) Stock awards in 2022 consisted of RSU awards, PSU awards and a performance-based RSU ("PRSU") award to Mr. Macciocchi. The amounts reported in this column represent the aggregate grant date fair value of the RSU awards for fiscal years 2022, 2021, and 2020 and of the target level of the PSU and PRSU awards for fiscal years 2022, 2021 and 2020. We calculated these amounts in accordance with the provisions of FASB ASC Topic 718 utilizing the assumptions discussed in Note 11 to our financial statements for the fiscal

years ended December 31, 2022, December 31, 2021, and December 31, 2020. The grant date fair value of the 2022 RSUs and the grant date fair value of the 2022 PSUs and PRSUs if target performance and maximum performance is achieved are as follows:

Name	RSUs	PSUs/PRSUs Target	PSUs/PRSUs Maximum
J. R. Luciano	$7,090,904	$10,636,356	$21,272,711
V. Luthar	$ 964,606	$ 1,446,900	$ 2,893,799
R. G. Young	$1,933,932	$ 2,900,859	$ 5,801,719
V. F. Macciocchi	$1,289,262	$ 3,955,963	$ 7,911,926
G. A. Morris	$1,289,262	$ 1,933,932	$ 3,867,864
C. M. Cuddy	$1,289,262	$ 1,933,932	$ 3,867,864
J. D. Taets	$1,203,327	$ 1,805,029	$ 3,610,058

(2) No options were issued in 2020, 2021 or 2022.

(3) The amounts reported in this column represent amounts earned under our annual incentive plan during each of the respective fiscal periods shown. In each case, the amounts were paid shortly after the close of the applicable fiscal period.

(4) The amounts reported in this column for 2022 represents the aggregate change in actuarial present value of each named executive officer's accumulated benefit under all defined benefit and actuarial pension plans from December 31, 2021 to December 31, 2022, using the same assumptions used for financial reporting purposes except that retirement age is assumed to be the normal retirement age (65) specified in the plans. For 2022, each of the NEO's aggregate change in actuarial present value was negative, and therefore in accordance with SEC rules, the value shown in the table is zero. The aggregate change in actuarial present value was negative $39,558 for Mr. Luciano, negative $76,551 for Mr. Luthar, negative $33,072 for Mr. Young, negative $5,394 for Mr. Macciocchi, negative $1,079,613 for Mr. Morris, negative $881,778 for Mr. Cuddy, and negative $1,219,370 for Mr. Taets. No NEO received above market or preferential earnings on deferred compensation. To derive the change in pension value for financial reporting purposes, the assumptions used to value pension liabilities on December 31, 2022 were an interest rate of 5.14% for the ADM Retirement Plan, an interest rate of 5.02% for the ADM Supplemental Retirement Plan, and mortality was determined using the PRI-2012 mortality table, with a white collar adjustment, projected generationally using Scale MP-2021. The assumptions used to value pension liabilities on December 31, 2021 were an interest rate of 3.15% for the ADM Retirement Plan, an interest rate of 2.82% for the ADM Supplemental Retirement Plan, and mortality was determined using the PRI-2012 mortality table, with a white collar adjustment, projected generationally using Scale MP-2021.

(5) The amounts reported in this column for 2022 include costs for use of company-leased aircraft, relocation expenses, value of company-provided life insurance, imputed value of company-provided life insurance, costs for executive healthcare services, dividend equivalents paid on unvested RSUs, company contributions under the 401(k) and ESOP, charitable gifts pursuant to the Company's matching charitable gift program which is available to substantially all full-time employees and non-employee directors and, for Mr. Taets, expenses related to certain expatriate tax services and tax gross ups related thereto. Specific perquisites and other items applicable to each NEO listed are identified below by an "X". Where a perquisite or benefit exceeded $10,000 for an individual, the dollar amount is given.

Name	Personal Aircraft Use ($)	Relocation Expenses	Expatriate Tax & Gross-Up Expenses ($)	Imputed Income	Health Insurance Company Paid Premiums ($)	Executive Healthcare Services	Dividend Equivalents Paid on Unvested RSUs ($)	Matching Charitable Gifts	401(k) Company Contributions ($)
J. R. Luciano	145,049			X	12,677	X	689,008	X	15,250
V. Luthar				X	18,799	X	46,274		15,250
R. G. Young				X	18,799	X	225,348	X	15,250
V. F. Macciocchi				X	18,799	X	155,444		15,250
G. A. Morris				X	18,799	X	155,444	X	15,250
C. M. Cuddy				X	11,477	X	136,804	X	15,250
J. D. Taets		X	457,193	X	10,303	X	144,463	X	15,250

Aggregate incremental cost to our Company of perquisites and personal benefits is determined as follows. In the case of payment of expenses related to items such as executive healthcare services and relocation expenses, incremental cost is determined by the amounts paid to third-party providers. In the case of personal use of company-leased aircraft, incremental cost is based solely on variable costs under the agreements with the lessor of the aircraft, and does not include fixed or other costs.

(6) Mr. Luthar was appointed Senior Vice President and Chief Financial Officer on April 7, 2022. As permitted by SEC rules, because 2022 was Mr. Luthar's first year as an NEO, the compensation paid to him prior to 2022 is not included in this table.

(7) Mr. Cuddy was not an NEO in 2021 or 2020.

Grants of Plan-based Awards During Fiscal Year 2022

The following table summarizes the grants of plan-based awards made to our named executive officers during the fiscal year ended December 31, 2022.

Name	Grant Date	Date of Committee Action	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units(#)	Grant Date Fair Value of Stock and Option Awards ($)[1]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
J. R. LUCIANO										
Annual Cash Incentive Plan Award			0	2,870,000	5,740,000					
Performance Share Unit Award	2/10/22	2/2/22				0	137,634	275,268		10,636,356
Restricted Stock Unit Award	2/10/22	2/2/22							91,756	7,090,904
V. LUTHAR										
Annual Cash Incentive Plan Award			0	750,000	1,500,000					
Performance Share Unit Award	2/10/22	2/2/22					6,257	12,514		483,541
Restricted Stock Unit Award	2/10/22	2/2/22							4,171	322,335
Performance Share Unit Award	4/11/22	4/7/22					10,114	20,228		963,359
Restricted Stock Unit Award	4/11/22	4/7/22							6,743	642,271
R. G. YOUNG										
Annual Cash Incentive Plan Award			0	1,125,000	2,250,000					
Performance Share Unit Award	2/10/22	2/2/22				0	37,537	75,074		2,900,859
Restricted Stock Unit Award	2/10/22	2/2/22							25,025	1,933,932
V. F. MACCIOCCHI										
Annual Cash Incentive Plan Award			0	714,000	1,428,000					
Performance Share Unit Award	2/10/22	2/2/22				0	25,025	50,050		1,933,932
Restricted Stock Unit Award	2/10/22	2/2/22							16,683	1,289,262
Performance-based Restricted Stock Unit Award	2/10/22	2/2/22					26,165	52,330		2,022,031

Name	Grant Date	Date of Committee Action	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units(#)	Grant Date Fair Value of Stock and Option Awards ($)[1]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
G. A. MORRIS										
Annual Cash Incentive Plan Award			0	714,000	1,428,000					
Performance Share Unit Award	2/10/22	2/2/22				0	25,025	50,050		1,933,932
Restricted Stock Unit Award	2/10/22	2/2/22							16,683	1,289,262
C. M. CUDDY										
Annual Cash Incentive Plan Award			0	650,000	1,300,000					
Performance Share Unit Award	2/10/22	2/2/22				0	25,025	50,050		1,933,932
Restricted Stock Unit Award	2/10/22	2/2/22							16,683	1,289,262
J. D. TAETS										
Annual Cash Incentive Plan Award			0	700,000	1,400,000					
Performance Share Unit Award	2/10/22	2/2/22				0	23,357	46,714		1,805,029
Restricted Stock Unit Award	2/10/22	2/2/22							15,571	1,203,327

(1) The grant date fair value is generally the amount the Company would expense in its financial statements over the award's service period under FASB ASC Topic 718. With respect to the PSUs the value represents the probable outcome of the performance condition using target payout levels. See Footnote 1 to the Summary Compensation Table for additional detail.

All of the awards in the table above were granted under our 2020 Incentive Compensation Plan. The awards shown in the columns designated "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" were made pursuant to our annual cash incentive plan. The amounts actually paid with respect to these awards are reflected in the Summary Compensation Table in the "Non-Equity Incentive Plan Compensation" column. See "Compensation Discussion and Analysis—2022 Executive Compensation Decisions—2022 Annual Cash Incentives" for more information about our annual cash incentive plan.

The PSU awards shown in the column designated "Estimated Future Payouts Under Equity Incentive Plan Awards" in the table above vest in three years if the Company achieves certain performance goals over a three-year performance period (2022—2024). The 2022 PSU metrics are: (i) the degree to which the Company achieves specified average Adjusted ROIC goals over the 2022—2024 performance period (50% weighting), and (ii) the degree to which the Company achieves adjusted EPS in 2024 (50% weighting). The number of 2022 PSUs that may be earned following the application of such performance goals against actual performance will be subject to a two-goal ESG modifier of up to +/-15%. The PRSU award shown in the column designated "Estimated Future Payouts Under Equity Incentive Plan Awards" in the table above vest in three years if the Company achieves certain performance goals over a three-year performance period (2022—2024). The PRSU metrics are: (i) effective integration of key acquisitions in the Company's Nutrition segment, and (ii) deliver on the Company's Nutrition segment's value case. See "Compensation Discussion and Analysis—2022 Executive Compensation Decisions—Equity-Based Long-Term Incentives" for more information about the 2022 PSUs and the PRSUs.

All of the awards shown in the "All Other Stock Awards" column in the table above are RSUs awards and vest in full three years after the date of the grant. Under the terms of the RSU award agreements, the recipient of the award may receive cash dividend equivalents on RSUs prior to their vesting date, but may not transfer or pledge the units in any manner prior to vesting. Dividend equivalents on RSUs are paid at the same rate as dividends to our stockholders generally.

The 2022 RSU, PSU and PRSU awards are subject to double-trigger accelerated vesting and payout upon a change in control only if the award recipient's employment is terminated without cause or if the award recipient resigns for good reason, in each case, within 24 months after the change in control, or if the surviving entity in the change in control transaction refuses to continue, assume, or replace the awards. In such instance the 2022 RSU awards will vest in full immediately, the number of 2022 PSU awards that vest will be equal to the greater of the target number of PSUs and the number of PSUs earned based on actual performance during the truncated performance period, and the number of 2022 PRSUs that vest will be equal to the number of PRSUs earned based on actual performance during the truncated performance period. Upon the death of an award recipient, vesting of the RSU awards will accelerate in full, the PSU awards will vest at target and the PRSU awards will vest at maximum. If an award recipient's employment ends as a result of disability, the RSU, PSU and PRSU awards will continue to vest in accordance with the original vesting schedule. If an award recipient's employment ends as a result of retirement, the RSU and PSU awards will continue to vest in accordance with the original vesting schedule. If an award recipient's employment ends for any other reason, unvested RSU, PSU and PRSU awards will be forfeited. With respect to each of the RSU, PSU and PRSU awards described above, if an award recipient's employment is terminated for cause, or if the recipient breaches a non-competition, non-solicitation, or confidentiality restriction or participates in an activity deemed by us to be detrimental to our Company, the recipient's unvested units will be forfeited, and any shares issued in settlement of units that have already vested must be returned to us or the recipient must pay us the amount of the shares' fair market value as of the date they were issued.

The impact of a termination of employment or change in control of our Company on RSU, PSU and PRSU awards held by our named executive officers is quantified in the "Termination of Employment and Change in Control Arrangements" section below.

Outstanding Equity Awards at Fiscal Year 2022 Year-End

The following table summarizes information regarding unexercised stock options, unvested RSUs, and unearned PSUs and PRSUs for the named executive officers as of December 31, 2022.

		OPTION AWARDS				STOCK AWARDS			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable[1]	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock that Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[4]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[3]
J. R. LUCIANO	2-11-2016	581,099	—	33.18	2-11-2026				
	2-12-2015	324,821	—	46.92	2-12-2025				
						412,842	38,332,380	283,976	26,367,172
V. LUTHAR	2-11-2016	28,366	—	33.18	2-11-2026				
						29,300	2,720,505	23,689	2,199,524
R. G. YOUNG[5]	2-11-2016	346,908	—	33.18	2-11-2026				
	2-12-2015	214,836	—	46.92	2-12-2025				
	2-13-2014	184,631	—	40.65	2-13-2024				
						133,001	12,349,143	81,440	7,561,704
V. F. MACCIOCCHI	—	—	—	—	—	92,551	8,593,360	80,459	7,470,618
G.A. MORRIS	—	—	—	—	—	92,551	8,593,360	54,294	5,041,198
C. M. CUDDY	—	—	—	—	—	80,901	7,511,658	54,294	5,041,198
J.D. TAETS	—	—	—	—	—	85,410	7,930,319	50,675	4,705,174

(1) Stock option awards vest at a rate of 20% of the subject shares per year on each of the first five anniversaries of the grant date.

(2) The RSUs reported in this column vest on the dates and in the amounts set forth below.

	Restricted Stock Units Vesting On:			
Name	2/13/23	2/11/24	2/10/25	4/11/25
J. R. Luciano	174,744	146,342	91,756	—
V. Luthar	11,068	7,318	4,171	6,743
R. G. Young	64,073	43,903	25,025	—
V. F. Macciocchi	46,599	29,269	16,683	—
G. A. Morris	46,599	29,269	16,683	—
C. M. Cuddy	34,949	29,269	16,683	—
J. D. Taets	42,521	27,318	15,571	—

(3) Based on the closing market price of a share of our common stock on the New York Stock Exchange on December 30, 2022, the last trading day of 2022, which was $92.85.

(4) The awards reported in this column represent 2021 PSU, 2022 PSU and 2022 PRSU awards that each will vest at the end of the three-year performance period. The number of PSUs that the executive officer will receive is dependent upon the achievement of certain financial metrics approved by the Compensation and Succession Committee measuring: in the case of the 2021 PSUs, Adjusted ROIC, Nutrition segment adjusted operating profit compound annual growth and a relative TSR modifier; in the case of the 2022 PSUs, Adjusted ROIC, Adjusted EPS and a two-goal ESG modifier; and, in the case of the PRSUs, metrics related to the Company's Nutrition segment. The amount of PSUs and PRSUs shown is the target number of units that could be earned and paid out in shares.

The Company did not assign a threshold unit amount to the 2021 or 2022 PSU awards. This table does not include the 2020 PSU awards that were earned for the 2020-2022 performance period, because those earned PSUs were not subject to an additional service-based vesting period and instead vested upon the Compensation and Succession Committee's determination of the number of PSUs earned. The earned 2020 PSUs are reported in the "Option Exercises and Stock Vested During Fiscal Year 2022" table.

Name	Performance Share Units/PRSUs:	
	Performance Period 1/1/21 to 12/31/23	Performance Period 1/1/22 to 12/31/24
J. R. Luciano	146,342	137,634
V. Luthar	7,318	16,371
R. G. Young	43,903	37,537
V. F. Macciocchi	29,269	51,190
G. A. Morris	29,269	25,025
C. M. Cuddy	29,269	25,025
J. D. Taets	27,318	23,357

(5) As a result of his qualifying retirement, Mr. Young retained his outstanding equity awards, which continue to vest in accordance with their original vesting schedule.

Option Exercises and Stock Vested During Fiscal Year 2022

The following table summarizes information regarding stock options exercised by the named executive officers during the fiscal year ended December 31, 2022 and RSU and PSU awards to the named executive officers that vested during that same period.

Name	OPTION AWARDS		STOCK AWARDS	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired On Vesting (#)[2]	Value Realized on Vesting ($)[3]
J. R. LUCIANO	852,780	44,886,647	512,396	41,147,045
V. LUTHAR	27,500	1,286,625	31,535	2,535,886
R. G. YOUNG	155,266	7,524,484	184,537	14,831,725
V. F. MACCIOCCHI	93,110	3,998,143	128,286	10,333,803
G. A. MORRIS	117,839	5,468,889	128,286	10,333,803
C. M. CUDDY	114,589	4,942,996	104,986	8,421,106
J. D. TAETS	261,154	11,249,704	120,130	9,664,277

(1) Represents the difference between the market value of the shares acquired upon exercise (calculated using the closing sale price of the shares on the NYSE on the date preceding the exercise date) and the aggregate exercise price of the shares acquired.

(2) Reflects vesting of the 2019 RSUs during 2022, and the number of 2020 PSUs that were earned for the 2020-2022 performance period and vested upon the Compensation and Succession Committee's determination of the number of PSUs earned.

(3) Represents the market value of the shares issued in settlement of 2019 RSU and 2020 PSU awards on the date the awards vested, calculated using the closing sale price reported on the NYSE on the trading date immediately prior to the vesting date, before shares were withheld for taxes.

Pension Benefits

The following table summarizes information regarding the participation of each of the named executive officers in our defined benefit retirement plans as of the pension plan measurement date for the fiscal year ended December 31, 2022.

Name	Plan Name	Number of Years Credited Service (#)[1]	Present Value of Accumulated Benefit ($)[2]	Payments During Last Fiscal Year ($)
J. R. LUCIANO	ADM Retirement Plan	12	119,661	0
	ADM Supplemental Retirement Plan	12	410,728	0
V. LUTHAR	ADM Retirement Plan	18	240,391	0
	ADM Supplemental Retirement Plan	18	186,003	0
R. G. YOUNG	ADM Retirement Plan	12	123,484	0
	ADM Supplemental Retirement Plan	12	242,949	0
V. F. MACCIOCCHI	ADM Retirement Plan	11	69,546	0
	ADM Supplemental Retirement Plan	11	94,097	0
G. A. MORRIS	ADM Retirement Plan	28	716,067	0
	ADM Supplemental Retirement Plan	28	1,190,116	0
C. M. CUDDY	ADM Retirement Plan	25	568,087	0
	ADM Supplemental Retirement Plan	25	849,192	0
J. D. TAETS	ADM Retirement Plan	35	1,142,748	0
	ADM Supplemental Retirement Plan	35	1,996,225	0

(1) The number of years of credited service was calculated as of the pension plan measurement date used for financial statement reporting purposes, which was December 31, 2022. For each of the named executive officers, the number of years of credited service is equal to the number of actual years of service with our Company.

(2) The assumptions used to value pension liabilities as of December 31, 2022 were an interest rate of 5.14% for the ADM Retirement Plan and 5.02% for the ADM Supplemental Retirement Plan and mortality was determined under the PRI-2012 mortality table, with a white collar adjustment, projected generationally using scale MP-2022. Messrs. Luthar, Morris, Cuddy and Taets had previously participated in the final average pay formula under the ADM Retirement Plan and the ADM Supplemental Retirement Plan, while Messrs. Luciano, Young and Macciocchi had always participated in the cash balance formula under those plans. Effective 1/1/2022, all participants now earn benefits under the cash balance formula in those plans. The amounts reported for Mr. Luciano, Mr. Young and Mr. Macciocchi are the present value of their respective projected normal retirement benefit under the Retirement and Supplemental Plans at December 31, 2022. The amounts reported are calculated by projecting the balance in the accounts forward to age 65 by applying a 4.02% interest rate, converting to a single-life annuity as of age 65, and then discounting back to December 31, 2022 using the assumptions specified above. The total account balance for Mr. Luciano at December 31, 2022 under the Retirement and Supplemental Plans was $530,389, the total account balance for Mr. Young at December 31, 2022 under the Retirement and Supplemental Plans was $366,433 and the total account balance for Mr. Macciocchi at December 31, 2022 under the Retirement and Supplemental Plans was $163,643, which are the amounts that would have been distributable if such individuals had terminated employment on that date.

Qualified Retirement Plan

We sponsor the ADM Retirement Plan (the "Retirement Plan"), which is a qualified defined benefit plan under Section 401(a) of the Internal Revenue Code. The Retirement Plan covers eligible salaried employees of our Company and its participating affiliates.

Effective January 1, 2009, the Retirement Plan was amended to provide benefits determined under a cash balance formula. The cash balance formula applies to any participant entering or re-entering the plan on or after January 1, 2009 and to any participant who had less than five years of service prior to January 1, 2009. For a participant with an accrued benefit and five years of service or more prior to January 1, 2009, an account was established on January 1, 2009 with an opening balance equal to the present value of his or her accrued benefit determined under the final average pay formula. The accrued benefits of all other participants to whom the cash balance formula does not apply continue to be determined under the traditional final average pay formula. Messrs. Luciano, Young, and Macciocchi participate in the cash balance formula, while Messrs. Luthar, Morris, Cuddy and Taets participate in the final average pay formula.

A participant whose accrued benefit is determined under the cash balance formula has an individual hypothetical account established under the Retirement Plan. Pay and interest credits are made on an annual basis to the participant's account. Pay credits are equal to a percentage of the participant's earnings for the year based on the sum of the participant's age and years of service at the end of the year under the schedule below.

AGE + SERVICE	PAY
Less than 40	2.00%
at least 40 but less than 50	2.25%
at least 50 but less than 60	2.50%
at least 60 but less than 70	3.00%
at least 70 but less than 80	3.50%
80 or more	4.00%

Interest credits are made at the end of the year and are calculated on the balance of the participant's account as of the first day of the plan year, using an interest rate based upon the yield on 30-year Treasury bonds, subject to a minimum annual interest rate of 1.95%. The participant's pension benefit will be the amount of the balance in the participant's account at the time that the pension becomes payable under the Retirement Plan. The pension payable to a participant whose accrued benefit under the final average pay formula was converted to the cash balance formula at January 1, 2009, if paid in annuity form, will be increased to reflect any additional benefit which the participant would have received in that form under the traditional formula, but only with respect to the benefit accrued by the participant prior to January 1, 2009. A participant under the cash balance formula becomes vested in a benefit under the Retirement Plan after three years of service. There are no special early retirement benefits under the cash balance formula.

For a participant whose accrued benefit is determined under the final average pay formula, the formula calculates a life annuity payable at a normal retirement age of 65 based upon a participant's highest average earnings over 60 consecutive months during the last 15 years of employment. The final average pay formula provides a benefit of 36.0% of a participant's final average earnings, plus 16.5% of the participant's final average earnings in excess of Social Security "covered compensation." This benefit accrues ratably over 30 years of service. A participant accrues an additional benefit of 0.5% of final average earnings for years of service in excess of 30. Early retirement is available at age 55 with 10 years of service. The life annuity payable at early retirement is subsidized relative to the normal retirement benefit. The payment amount in life annuity form is 97% of the full benefit amount at age 64, and 50% at age 55, with adjustments between those two ages. All participants under the final average pay formula are vested in their benefits under the Retirement Plan, based on five years of service.

Earnings for purposes of the cash balance and the final average pay formulas generally include amounts reflected as pay on Form W-2, increased by 401(k) Plan pre-tax deferrals and elective "cafeteria plan" contributions, and decreased by bonuses, expense allowances/ reimbursements, severance pay, income from stock option and restricted stock awards or cash payments in lieu thereof, merchandise or service discounts, amounts paid in a form other than cash, and other fringe benefits. Annual earnings are limited as required under Section 401(a)(17) of the Internal Revenue Code.

When a participant is eligible for a pension, the participant has a choice of a life annuity, a joint and 50% survivor annuity, a joint and 75% survivor annuity, or a joint and 100% survivor annuity. Each joint and survivor annuity form is the actuarial equivalent of the life annuity payable at the same age, with actuarial equivalence determined using the IRS prescribed mortality table under Section 417(e) of the Internal Revenue Code and an interest rate assumption of 6%. Cash balance participants may also elect a lump-sum payment option.

In December 2017, the Retirement Plan was amended to freeze final average pay formula benefit accruals as of December 31, 2021 for all active final average pay formula participants in the Retirement Plan on that date. Final average pay accrued benefits would be calculated as if the participant terminated employment on the earlier of their actual termination date or December 31, 2021. The final average pay benefit will not be converted to a cash balance benefit, but will remain subject to the final average pay benefit rules. As of January 1, 2022, all Retirement Plan participants will accrue future benefits under the cash balance formula, based on their age and total years of service.

Supplemental Retirement Plan

We also sponsor the ADM Supplemental Retirement Plan (the "Supplemental Plan"), which is a nonqualified deferred compensation plan under Section 409A of the Internal Revenue Code. The Supplemental Plan covers participants in the Retirement Plan whose benefit under such plan is limited by the benefit limits of Section 415 or the compensation limit of Section 401(a)(17) of the Internal Revenue Code. The Supplemental Plan also covers any employee whose Retirement Plan benefit is reduced by participation in the ADM Deferred Compensation Plan. Participation by those employees who otherwise qualify for coverage is at the discretion of the Board, the Compensation and Succession Committee or, in the case of employees other than executive officers, the Chief Executive Officer. The Supplemental Plan provides the additional benefit that would have been provided under the Retirement Plan but for the limits of Section 415 or 401(a)(17) of the Internal Revenue Code, and but for the fact that elective contributions made by the participant under the ADM Deferred Compensation Plan are not included in the compensation base for the Retirement Plan. A participant is not vested in a benefit under the Supplemental Plan unless and until the participant is vested in a benefit under the Retirement Plan, which requires three years of service for a cash balance formula participant and five years of service for a final average pay formula participant for vesting. A separate payment form election is required with respect to the Supplemental Plan benefit from among the same options available under the Retirement Plan, subject to the limitations of Section 409A of the Internal Revenue Code.

Nonqualified Deferred Compensation

The following table summarizes information with respect to the participation of the named executive officers in the ADM Deferred Compensation Plan for Selected Management Employees I and II, which are non-qualified deferred compensation plans, for the fiscal year ended December 31, 2022.

Name	Executive Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)[1]	Aggregate Withdrawals/ Distributions in Last Fiscal Year ($)	Aggregate Balance at 12/31/22 ($)
J. R. LUCIANO	0	0	0	0
V. LUTHAR	0	(177,179)	0	645,141
R. G. YOUNG	0	0	0	0
V. F. MACCIOCCHI	0	0	0	0
G. A. MORRIS	0	0	0	0
C. M. CUDDY	0	0	0	0
J. D. TAETS	0	0	0	0

(1) The amount reported in this column reflects a (net loss) for the fiscal year ended December 31, 2022.

We sponsor two nonqualified deferred compensation plans — the ADM Deferred Compensation Plan for Selected Management Employees I and II (referred to as "Deferred Comp Plan I" and "Deferred Comp Plan II", respectively). Deferred Comp Plan I was frozen as to new participants and new deferrals effective January 1, 2005, and is maintained as a separate "grandfathered" plan under Section 409A of the Internal Revenue Code. Deferred Comp Plan II is structured to comply with Section 409A. Deferred Comp Plan II covers salaried employees of our Company and its affiliates whose annualized base salary is $175,000 or more. Participation by those employees who otherwise qualify for coverage is at the discretion of the Board, the Compensation and Succession Committee or, in the case of employees other than executive officers, the Chief Executive Officer.

A participant in Deferred Comp Plan II can defer up to 75% of his or her base salary and up to 100% of his or her bonus. Earnings credits are added based upon hypothetical investment elections made by participants. A participant can elect each year when to be paid the base salary or bonus amounts deferred for that year, by electing to be paid upon a specified future date prior to separation from service or following retirement, in the form of a lump sum or in installments over a period of two to twenty years. If a participant separates from service prior to the elected payment date (or prior to qualifying for retirement), the payment will be made in a lump sum after separation from service, subject to the six month "specified employee" payment delay required by Section 409A. Withdrawals are allowed upon a showing of "hardship" by the participant in accordance with Section 409A. Small account balances of $10,000 or less are paid in a lump sum only.

Deferred Comp Plan II provides for "make-whole" company credits to the extent that a participant's election to defer under the Deferred Comp Plan II causes a loss of company contributions under the 401(k) and ESOP. No "make-whole" company credits were made on behalf of the named executive officers for fiscal year 2022.

A participant with an account balance remaining under Deferred Comp Plan I continues to receive earnings credits on such account based upon hypothetical investment elections made by the participant. A participant can establish up to two "scheduled distribution accounts" that are payable upon dates specified by the participant in either a lump sum or installments over a period of two to four years. A participant also can take unscheduled withdrawals of up to 25% of the balance of his or her accounts, subject to a withdrawal penalty of 10% of the withdrawn amount. Only one such unscheduled withdrawal is allowed in any year. Withdrawals also are allowed upon a showing of "hardship" by the participant. A participant's account under Deferred Comp Plan I is paid following termination of employment. Payment following termination of employment is in a lump sum, except that a participant can elect to have installments paid over a period of two to 20 years if termination of employment occurs after retirement eligibility or due to disability.

Deferred Comp Plan I balances are fully-vested. A participant becomes vested in his or her company credits to Deferred Comp Plan II after two years of service. Unpaid amounts at death are paid to designated beneficiaries.

The hypothetical investment options available under Deferred Comp Plans I and II are determined by us and correspond with the investment options (other than our Company's common stock) that are made available to participants in the qualified 401(k) and ESOP. These investment options are listed below, and the plan earnings credited to each participant's account in these plans correspond to the earnings performance of the investment selected. Participants in the Deferred Comp Plans I and II may reallocate the amount of new deferrals and existing account balances among these investment options at any time. We do not set assets aside for the benefit of plan participants, but the Deferred Comp Plans I and II provide for full funding of all benefits upon a change in control or potential change in control, as defined in the plans.

In fiscal year 2022, the investment options available under Deferred Comp Plans I and II and their respective notional rates of return were as follows:

Deemed Investment Option	Fiscal Year 2022 Cumulative Return (1/1/22 to 12/31/22)
PIMCO Total Return Fund Institutional Class	-14.09%
Vanguard Institutional 500 Index Trust	-18.13%
T. Rowe Price Large-Cap Growth Fund I Class	-35.18%
Dodge & Cox Stock Fund Class I	-7.22%
T. Rowe Price Institutional Mid-Cap Equity Growth Fund	-23.17%
Aristotle Small Cap Equity CIT Class B	-10.27%
Vanguard International Growth Fund Admiral Shares	-30.79%
ADM 401(K) Plans Stable Value Fund	2.00%
Vanguard Target Retirement 2020 Trust Plus	-14.13%
Vanguard Target Retirement 2025 Trust Plus	-15.43%
Vanguard Target Retirement 2030 Trust Plus	-16.14%
Vanguard Target Retirement 2035 Trust Plus	-16.51%
Vanguard Target Retirement 2040 Trust Plus	-16.93%
Vanguard Target Retirement 2045 Trust Plus	-17.31%
Vanguard Target Retirement 2050 Trust Plus	-17.44%
Vanguard Target Retirement 2055 Trust Plus	-17.43%
Vanguard Target Retirement 2060 Trust Plus	-17.40%
Vanguard Target Retirement 2065 Trust Plus	-17.37%
Vanguard Target Retirement Income Trust Plus	-12.71%

Termination of Employment and Change in Control Arrangements

We have entered into certain agreements and maintain certain plans that will require us to provide compensation to our named executive officers in the event of a termination of employment or a change in control of our Company. See the tabular disclosure and narrative description under the "Pension Benefits" and "Nonqualified Deferred Compensation" sections above for detail regarding payments that would result from a termination of employment or change in control of our Company under our pension and nonqualified deferred compensation plans.

Under the terms of our stock option agreements, vesting and exercisability accelerate upon the death of the recipient or change in control of our Company, and continue in accordance with the original vesting schedule if employment ends as a result of disability or retirement. If employment ends for reasons other than death, disability, retirement, or cause, a recipient forfeits any interest in the unvested portion of any option but retains the right to exercise the previously vested portion of any option for a period of three months. In addition, if an award recipient's employment is terminated for cause, or if the recipient breaches a non-competition or confidentiality restriction or participates in an activity deemed by us to be detrimental to our Company, the recipient's right to exercise any unexercised options will terminate, the recipient's right to receive option shares will terminate, and any shares already issued upon exercise of the option must be returned to us in exchange for the lesser of the shares' then-current fair market value or the price paid for the shares, or the recipient must pay us cash in the amount of the gain realized by the recipient from the exercise of the option.

Under the terms of our 2020, 2021, and 2022 RSU award agreements, vesting accelerates upon a change in control of the Company only if the award recipient's employment is terminated without cause or if the award recipient resigns for good reason, in each case, within 24 months after the change in control, or if the surviving entity in the change in control transaction refuses to continue, assume, or replace the awards. Under all of our RSU award agreements, vesting accelerates upon death and continues in accordance with the original vesting schedule if employment ends as a result of disability or retirement. If employment ends for other reasons, the unvested portion of each award is forfeited. In addition, if an award recipient's employment is terminated for cause, or if the recipient breaches a non-competition or confidentiality restriction or participates in an activity deemed by us to be detrimental to our Company, the recipient's unvested awards will be forfeited, and any award shares that have already been issued in settlement must be returned to us or the recipient must pay us the amount of the shares' fair market value as of the date the award vested.

Under the terms of the award agreements for the 2020 PSUs, the 2021 PSUs and the 2022 PSUs, vesting accelerates upon the death of the award recipient, and the target number of units would vest. Further, vesting of PSU awards accelerates upon a change in control of our Company only if the award recipient's employment is terminated without cause or if the award recipient resigns for good reason, in each case, within 24 months after the change in control, or if the surviving entity in the change in control transaction refuses to continue, assume, or replace the awards. In such cases, the number of 2020, 2021 and 2022 PSU awards that vest will be equal to the greater of the target number of units or the number of PSUs earned based on actual performance during the truncated performance period. If employment ends as a result of disability or retirement, vesting will continue in accordance with the original vesting schedule. If employment ends for other reasons, the unvested portion of each award is forfeited. In addition, if an award recipient's employment is terminated for cause, or if the recipient breaches a non-competition or confidentiality restriction or participates in an activity deemed by us to be detrimental to our Company, the recipient's unvested awards will be forfeited, and any award shares that have already been issued in settlement must be returned to us or the recipient must pay us the amount of the shares' fair market value as of the date the award vested.

The amount of compensation payable to each named executive officer in various termination and change in control scenarios is listed in the table below. These payments and benefits are provided under the terms of agreements involving equity compensation awards. Unless otherwise indicated, the amounts listed are calculated based on the assumption that the named executive officer's employment was terminated or that a change in control occurred on December 31, 2022. None of the named executive officers held any nonvested stock options as of such date.

Name		Voluntary Termination ($)	Involuntary Termination without Cause ($)	Termination for Cause ($)	Death ($)[1]	Disability ($)	Change in Control ($)[3]	Change in Control (Non-Assumption of Awards or Involuntary Termination Without Cause or Termination for Good Reason) ($)[4]	Retirement ($)
J. R. Luciano	Vesting of nonvested RSU awards	[6]	[6]	0	38,332,380	[2]	0	38,332,380	[6]
	Vesting of nonvested PSU awards	[6]	[6]	0	42,592,152	[2]	0	42,592,152	[6]
V. Luthar	Vesting of nonvested RSU awards	[6]	[6]	0	2,720,505	[2]	0	2,720,505	[6]
	Vesting of nonvested PSU awards	[6]	[6]	0	3,227,187	[2]	0	3,227,187	[6]
R. G. Young	Vesting of nonvested RSU awards	[6]	[6]	0	12,349,143	[2]	0	12,349,143	[6]
	Vesting of nonvested PSU awards	[6]	[6]	0	13,510,882	[2]	0	13,510,882	[6]
V. F. Macciocchi	Vesting of nonvested RSU awards	[6]	[6]	0	8,593,360	[2]	0	8,593,360	[6]
	Vesting of nonvested PSU awards	[6]	[6]	0	14,226,756	[2]	0	11,797,335	[6]
G. A. Morris	Vesting of nonvested RSU awards	0	0	0	8,593,360	[2]	0	8,593,360	[5]
	Vesting of nonvested PSU awards	0	0	0	9,367,915	[2]	0	9,367,915	[5]
C. M. Cuddy	Vesting of nonvested RSU awards	0	0	0	7,511,658	[2]	0	7,511,658	[5]
	Vesting of nonvested PSU awards	0	0	0	8,286,213	[2]	0	8,286,213	[5]
J. D. Taets	Vesting of nonvested RSU awards	[6]	[6]	0	7,930,319	[2]	0	7,930,319	[6]
	Vesting of nonvested PSU awards	[6]	[6]	0	8,653,249	[2]	0	8,653,249	[6]

(1) Pursuant to the terms of the RSU awards issued under the 2009 Incentive Compensation Plan and the 2020 Incentive Compensation Plan, vesting and exercisability of these equity awards are accelerated in full upon death. The amount shown with respect to RSU awards was calculated by multiplying the number of units as to which accelerated vesting and settlement occurs by $92.85, the closing sale price of a share of our common stock on the NYSE on December 30, 2022, the last trading day of 2022.

Due to the fact that the performance period for the 2020 PSUs ended on December 31, 2022, the amounts in this column related to the 2020 PSUs consist of the number of 2020 PSUs that actually were earned and vested for the applicable named executive officer, multiplied by $92.85, the closing sale price of a share of our common stock on the NYSE on December 30, 2022. The PSUs granted in 2021 and 2022, and the PRSUs granted in 2022, provide that vesting of those awards will accelerate upon death in an amount equal to the target number of PSUs and maximum number of PRSUs. Therefore, the amount shown in this column with respect to the 2021 and 2022 PSU awards is the target number of such awards, and the maximum of the 2022 PRSU award, in each case multiplied by $92.85, the closing sale price of a share of our common stock on the NYSE on December 30, 2022.

(2) Pursuant to the terms of the award agreements issued under the 2009 Incentive Compensation Plan and the 2020 Incentive Compensation Plan, vesting of these equity awards generally continues on the same schedule after termination of employment due to disability.

(3)   All currently outstanding RSUs, PSUs and PRSUs are subject to a double-trigger vesting and payout mechanism upon a change in control, meaning that only if (i) within 24 months after the change in control, one of our executive officer's employment is terminated without cause or he or she resigns for good reason or (ii) the surviving entity in the change of control does not continue, assume, or replace the awards, the RSU awards will accelerate in full and the PSU and PRSU awards will accelerate as described in footnote 4 below. Therefore, this column excludes all outstanding RSUs, PSUs and PRSUs.

(4)   All currently-outstanding RSUs, PSUs and PRSUs are subject to a double-trigger vesting and payout mechanism upon a change in control, meaning that only if (i) within 24 months after the change in control, one of our executive officer's employment is terminated without cause or he or she resigns for good reason or (ii) the surviving entity in the change of control does not continue, assume, or replace the awards, the RSU awards will accelerate in full, the number of 2020, 2021 and 2022 PSU awards that vest will be equal to the greater of the target number of units or the number of PSUs earned based on actual performance during the truncated performance period, and the number of 2022 PRSUs that vest will be equal to the number of PRSUs earned based on actual performance during the truncated performance period. This column includes (i) all unvested RSU awards, and (ii) a portion of the unvested PSU and PRSU awards (calculated in the manner set forth in footnote (1)). The amounts shown with respect to the awards was calculated by multiplying the number of units as to which accelerated vesting and settlement occurs by $92.85, the closing sale price of a share of our common stock on the NYSE on December 30, 2022.

(5)   Because this named executive officer is not yet eligible for retirement under the terms of the ADM Retirement Plan, no current termination of employment would be considered "retirement" under any of the applicable equity-based compensation plans.

(6)   Because this named executive officer is eligible for retirement, pursuant to the terms of the RSU award and PSU award agreements issued under the 2009 Incentive Compensation Plan and the 2020 Incentive Compensation Plan, vesting of these equity awards generally continues on the same schedule after retirement, voluntary termination or involuntary termination without cause, other than the PRSUs granted to Mr. Macciocchi, which are forfeited upon retirement.

CEO Pay Ratio

Because we last identified a median employee for pay ratio analysis purposes over three years ago, for the 2022 pay ratio, we are required to identify a new median employee. Therefore, we completed a review of our global employee population as detailed below to determine a new median employee.

Our median employee's annual total compensation for fiscal year 2022 was $68,383. The annual total compensation of our Board Chair and CEO for fiscal year 2022 was $24,749,178. The ratio between the Board Chair and CEO's annual total compensation to the annual total compensation of our median employee is 362:1.

We determined our median employee for fiscal year 2022 by using a consistently applied compensation measure of total cash compensation paid to our global employee population (including full-time, part-time, temporary, and seasonal employees) other than our Board Chair and CEO, as of December 31, 2022, with 41% of these individuals located in the United States. We define "total cash compensation" as base salary for salaried colleagues, base hourly compensation and overtime for hourly permanent employees, actual compensation for seasonal or temporary colleagues, sales commission (if applicable), and any annual cash incentive compensation for the year ending on December 31, 2022. For purposes of the pay ratio, their compensation is converted to U.S. dollars using the exchange rate as of December 31, 2022 to determine the median employee.

With respect to our median employee, we then identified and calculated the elements of the employee's annual total compensation for 2022 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K and also included $18,898 as the estimated value of the median employee's 2022 employer-paid health care and basic life insurance premiums. With respect to the annual total compensation of our Board Chair and CEO, we used the amount reported in the Summary Compensation Table and also included $15,029 as the estimated value of our Board Chair and CEO's 2022 employer-paid health care and basic life insurance premiums.

SUPPLEMENTAL PAY RATIO

Our global footprint drives the median pay level at ADM. 59% of our workforce is employed outside the United States. We aim to provide competitive pay and benefits for each employee's role in every business segment and geography. To be consistent with our compensation philosophy, all global colleagues are paid based upon their local market as reviewed on an annual basis to ensure they are paid competitively. We believe this information is useful to put the SEC-required pay ratio provided above into context.

In addition, we are also providing a supplemental pay ratio that includes our domestic employees only. We identified the median employee for purposes of the supplemental pay ratio using the same methodology as the required pay ratio. Applying this methodology to our employees located in the United States only (other than our Board Chair and CEO), we determined that our median employee in fiscal year 2022 had annual total compensation in the amount of $93,723.

As a result, the fiscal year 2022 ratio of the total annual compensation of our Board Chair and CEO to the total annual compensation of our median employee in the United States, each as calculated above to include 2022 employer-paid health care and basic life insurance premiums, is 264:1. This supplemental pay ratio is not a substitute for the required CEO pay ratio, but we believe it is helpful in fully evaluating the ratio of our Board Chair and CEO's annual total compensation to that of our median employee.

Pay Versus Performance

PAY VERSUS PERFORMANCE TABLE

The following table sets forth compensation information of our CEO (the "PEO") and other NEOs, on an average basis, along with total shareholder return, net income, and ROIC performance results for our fiscal years 2022, 2021 and 2020. For additional information regarding the Company's pay-for-performance philosophy and compensation objectives, including emphasizing multiple performance factors tied to stockholder value creation over short and long-term time horizons, refer to the Compensation Discussion and Analysis ("CD&A").

Fiscal Year	Summary Compensation Table (SCT) Total For PEO[1] ($)	Compensation Actually Paid (CAP) to PEO[2] ($)	Average Summary Compensation Table Total for Non-PEO NEOs[1] ($)	Average Compensation Actually Paid to Non-PEO NEOs[2] ($)	Value of Initial Fixed $100 Investment Based On: Total Shareholder Return (TSR)[3] ($)	Peer Group TSR[3] ($)	Net Income ($)	Company Selected Measure: Adjusted ROIC[4]
2022	24,749,178	65,662,660	5,891,112	14,567,967	116.10	24.40	4,340,000,000	13.6%
2021	23,508,841	60,063,855	6,078,204	15,161,710	54.40	57.20	2,709,000,000	10.0%
2020	22,749,628	33,167,553	7,169,286	9,758,997	12.50	21.50	1,772,000,000	7.7%

(1) For each of 2022, 2021 and 2020, our PEO was Juan Luciano. For each of 2021 and 2020, the Non-PEO NEOs were Ray Young, Vincent Macciocchi, Gregory Morris, and Joseph Taets. For 2022, the Non-PEO NEOs included the same NEOs as in 2021 and 2020, as well as Vikram Luthar and Christopher Cuddy.

(2) The dollar amounts reported represent the Compensation Actually Paid ("CAP") to Mr. Luciano and the respective NEOs in accordance with, and using the adjustments set forth in, Item 402(v) of Regulation S-K. The following adjustments related to pension plans and equity awards were made to their total compensation each year as reported in the SCT to determine the CAP:

Reconciliation of PEO Summary Compensation Table Total to Compensation Actually Paid

Fiscal Year	Reported SCT Total ($)	Reported Value of Equity Awards ($)	Equity Award Adjustments ($)	Dividends Paid on Unvested Shares and Stock Options ($)	Reported Change in the Actuarial Present Value of Pension Benefits ($)	Pension Benefit Adjustments ($)	Compensation Actually Paid ($)
2022	24,749,178	(17,727,259)	57,902,844	689,008	—	48,889	65,662,660
2021	23,508,841	(15,939,571)	51,787,958	718,567	(59,843)	47,903	60,063,855
2020	22,749,628	(15,940,148)	25,738,557	692,287	(112,853)	40,082	33,167,553

Reconciliation of Non-PEO NEOs Summary Compensation Table Total to Compensation Actually Paid

Fiscal Year	Reported SCT Total ($)	Reported Value of Equity Awards ($)	Equity Award Adjustments ($)	Dividends Paid on Unvested Shares and Stock Options ($)	Reported Change in the Actuarial Present Value of Pension Benefits ($)	Pension Benefit Adjustments ($)	Compensation Actually Paid ($)
2022	5,891,112	(3,657,711)	12,165,647	143,963	—	24,956	14,567,967
2021	6,078,204	(3,533,337)	12,401,366	184,138	(14,810)	46,149	15,161,710
2020	7,169,286	(4,556,257)	7,322,254	179,588	(398,558)	42,685	9,758,997

(3) Our peer group for the calculation of TSR is the S&P 100, which is the industry index used to show our performance in our CD&A. TSR, in the case of both the Company and our peer group, reflects the cumulative return on $100 as if invested on December 31, 2019, including reinvestment of any dividends, and is rounded to the nearest tenth.

(4) Our company selected measure, which we believe represents the most important financial performance measure (that is not otherwise required to be disclosed in the table) used by the Company to link CAP to the NEOs for 2022 to company performance, is Adjusted ROIC. Adjusted ROIC is one of the metrics under both the 2022 annual cash incentive program and the 2022 PSUs. Adjusted ROIC (return on invested capital, adjusted to exclude the impact of certain items) is a non-GAAP financial measure. Annex A to this Proxy Statement provides a more detailed definition of this term, a reconciliation to the most directly comparable GAAP financial measure, and related disclosures about the use of this non-GAAP financial measure.

In order to calculate CAP, the following amounts were excluded from or added to the SCT total compensation:

Reconciliation of the Pension and Equity Award Adjustments for the PEO's Compensation Actually Paid

Fiscal Year	Reported SCT Total ($)	Pension & Equity amounts reported in SCT ($)	Pension value attributable to covered years' service and any change in pension value attributable to plan amendments made in covered year ($)	Dividends paid on unvested shares and stock options ($)	Change in fair value related to equity awards[a,b] ($)	CAP ($)
2022	24,749,178	(17,727,259)	48,889	689,008	57,902,844	65,662,660
2021	23,508,841	(15,999,414)	47,903	718,567	51,787,958	60,063,855
2020	22,749,628	(16,053,001)	40,082	692,287	25,738,557	33,167,553

Reconciliation of the Pension and Equity Award Adjustments for the Average of Non-PEO NEO's Compensation Actually Paid

Fiscal Year	Reported SCT Total ($)	Pension & Equity amounts reported in SCT ($)	Pension value attributable to covered years' service and any change in pension value attributable to plan amendments made in covered year ($)	Dividends paid on unvested shares and stock options ($)	Change in fair value related to equity awards[a,b] ($)	CAP ($)
2022	5,891,112	(3,657,711)	24,956	143,963	12,165,647	14,567,967
2021	6,078,204	(3,548,148)	46,149	184,138	12,401,366	15,161,710
2020	7,169,286	(4,954,815)	42,685	179,588	7,322,254	9,758,997

(a) With respect to performance-based equity awards, change in fair value is based on the probable outcome of the related performance metrics.

(b) The amounts deducted or added are as follows to determine the equity award adjustments for year-over-year change in fair value:

PEO

Fiscal Year	Fair Value at Covered Year-End of Equity Awards Granted in Covered Year	Year-over-Year Change in Fair Value of Awards Granted in Prior Years that are Unvested at End of Covered Year	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Covered Year	Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Covered Year	Fair Value at End of the Prior Year of Prior Year Equity Awards that Failed to Meet Vesting Conditions in the Covered Year	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation	Total Equity Award Adjustments
2022	29,050,156	24,982,970	—	3,869,718	—	—	57,902,844
2021	29,297,900	19,489,626	—	3,000,433	—	—	51,787,958
2020	25,686,592	408,760	—	(356,795)	—	—	25,738,557

Average Non-PEO NEOs

Fiscal Year	Fair Value at Covered Year-End of Equity Awards Granted in Covered Year	Year-over-Year Change in Fair Value of Awards Granted in Prior Years that are Unvested at End of Covered Year	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Covered Year	Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Covered Year	Fair Value at End of the Prior Year of Prior Year Equity Awards that Failed to Meet Vesting Conditions in the Covered Year	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation	Total Equity Award Adjustments
2022	6,009,503	5,340,024	—	816,121	—	—	12,165,647
2021	6,494,489	5,193,596	—	713,281	—	—	12,401,366
2020	7,342,134	57,093	—	(76,973)	—	—	7,322,254

FINANCIAL PERFORMANCE MEASURES

The three financial performance measures listed below represent the most important measures used to link compensation actually paid to the NEOs for 2022 to Company performance, as further described in the CD&A.

- Adjusted ROIC

- Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA)

- Adjusted earnings per share (EPS)

RELATIONSHIP BETWEEN COMPENSATION PAID AND PERFORMANCE

The below charts show the relationship between Compensation Actually Paid to our PEO and the average of the other NEOs (as shown in the above Pay versus Performance Table), and the following: net income, Company TSR, peer group TSR, and Adjusted ROIC.

Compensation Actually Paid versus Net Income



Compensation Actually Paid versus Company TSR and Peer Group TSR



* TSR valuations are based upon a fixed value initial investment of $100 as of December 31, 2019 for determination of both peer group and Company TSR from 2020 through 2022.

Compensation Actually Paid versus Adjusted ROIC*



---

*   Adjusted ROIC is a non-GAAP financial measure. See Annex A to this Proxy Statement for a reconciliation to the most directly comparable GAAP financial measure.

Equity Compensation Plan Information; Related Transactions

Equity Compensation Plan Information at December 31, 2022

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in First Column
Equity Compensation Plans Approved by Security Holders	8,663,647[1]	$43.33[2]	14,745,339[3]
Equity Compensation Plans Not Approved by Security Holders	—	—	—
Total	8,663,647[1]	$43.33[2]	14,745,339[3]

(1) Consists of 4,372,397 shares to be issued upon vesting of outstanding RSUs, 2,035,633 shares to be issued upon vesting of outstanding PSUs and PRSUs, and 2,255,617 shares to be issued upon exercise of outstanding options pursuant to the Company's 2009 Incentive Compensation Plan and 2020 Incentive Compensation Plan, all as of December 31, 2022.

(2) Weighted-average exercise price for outstanding stock options.

(3) Consists of shares available for issuance pursuant to the Company's 2020 Incentive Compensation Plan, as of December 31, 2022. Benefits which may be granted under the 2020 Incentive Compensation Plan are options, stock appreciation rights, restricted stock and restricted stock units, performance shares, performance units and cash-based awards.

* Based on target share amounts for PSUs and maximum share amounts for PRSUs. Number of PSUs issued would be 4,478,393 under the maximum payout conditions.

As of March 9, 2023, our Company does not have any equity compensation plans that have not been approved by our stockholders.

Review and Approval of Certain Relationships and Related Transactions

Various policies and procedures of our Company, including our Code of Conduct, our bylaws, the charter of the Nominating and Corporate Governance Committee, and annual questionnaires completed by all of our directors and executive officers, require the directors and executive officers to disclose and otherwise identify to the Company the transactions or relationships that could be viewed as constituting potential or actual conflicts of interest or otherwise require disclosure under applicable SEC rules as "related person transactions" between our Company or its subsidiaries and related persons. For these purposes, a related person is a director, executive officer, nominee for director, or 5% stockholder of the Company since the beginning of the last fiscal year and their immediate family members.

Although the Company's processes vary with the particular transaction or relationship, in accordance with our Code of Conduct, directors, executive officers, and other Company employees are directed to inform appropriate supervisory personnel as to the existence or potential existence of such a transaction or relationship. To the extent a related person is involved in the relationship or has a material interest in the transaction, the charter of the Audit Committee provides that the Audit Committee will review the transaction or relationship. The Audit Committee will evaluate various aspects of the transaction or relationship and will approve it if it is determined that the transaction or relationship is fair and in the best interests of the Company. Generally, transactions and series of related transactions of less than $120,000 are approved or ratified by appropriate Company supervisory personnel and are not approved or ratified by the Board or a committee thereof.

Certain Relationships and Related Transactions

During the fiscal year ended December 31, 2022, the brother of Christopher Cuddy, one of our named executive officers, was employed by our Company as a vice president of strategic accounts. Such relationship was considered by the Audit Committee and found to be fair and in the best interests of our Company.

Report of the Audit Committee

Report of the Audit Committee

The Audit Committee provides assistance to the Board of Directors in fulfilling its oversight responsibility to the stockholders relating to the Company's (i) financial statements and the financial reporting process, (ii) preparation of the financial reports and other financial information provided by the Company to any governmental or regulatory body, (iii) systems of internal accounting and financial controls, (iv) the internal audit function, (v) the tax function, (vi) the annual independent audit of the Company's financial statements, (vii) major risk exposures, (viii) legal compliance and ethics programs as established by management and the Board, (ix) related-party transactions, and (x) performance of the compliance function.

The Audit Committee assures that the corporate information gathering, analysis and reporting systems developed by management represent a good faith attempt to provide senior management and the Board of Directors with information regarding material acts, events, and conditions within the Company. In addition, the Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent auditor. The Audit Committee ensures that the Company establishes, resources, and maintains a professional internal auditing function and that there are no unjustified restrictions or limitations imposed on such function. The Audit Committee reviews the effectiveness of the internal audit function and reviews and approves the actions relating to the General Auditor, including performance appraisals and related base and incentive compensation. The Audit Committee is comprised of five independent directors, all of whom are financially literate and one of whom (T. K. Crews, the Chairman) has been determined by the Board of Directors to be an "audit committee financial expert" as defined by the Securities and Exchange Commission ("SEC").

Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed the audited financial statements with management, including a discussion of the quality—not just the acceptability—of the accounting principles, the reasonableness of significant judgments, the development and selection of the critical accounting estimates, and the clarity of disclosures in the financial statements. Also, the Audit Committee discussed with management education regarding compliance with the policies and procedures of the Company as well as federal and state laws.

The Audit Committee reviewed and discussed with the independent auditor, who is responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, the effectiveness of the Company's internal control over financial reporting, and the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC, including their judgment as to the quality—not just the acceptability—of the Company's accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. In addition, the Audit Committee received the written disclosures and the letter from the independent auditor required by applicable requirements of the PCAOB regarding the independent auditor's communications with the Audit Committee concerning independence and has discussed with the independent auditor the auditor's independence from management and the Company. The Audit Committee has adopted an Audit and Non-Audit Services Pre-Approval Policy and considered the compatibility of non-audit services with the independent auditor's independence. The Audit Committee recommended to the Board of Directors (and the Board of Directors approved) a hiring policy related to current and former employees of the independent auditor.

The Audit Committee discussed the Company's major risk exposures, the steps management has taken to monitor and control such exposures, and guidelines and policies to govern the Company's risk assessment and risk management processes.

The meetings of the Audit Committee are designed to facilitate and encourage communication among the Audit Committee, the Company, the Company's internal audit function and the Company's independent auditor. The Audit Committee discussed with the internal and independent auditors the overall scope and plans for their respective audits. The Audit Committee met with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the accounting and financial controls, and the overall quality of the Company's financial reporting. The Audit Committee met individually with members of management in executive session. The Audit Committee held nine meetings during fiscal year 2022.

The Audit Committee recognizes the importance of maintaining the independence of the Company's independent auditor, both in fact and appearance. Each year, the Audit Committee evaluates the qualifications, performance, tenure and independence of the Company's independent auditor and determines whether to re-engage the current independent auditor.

In doing so, the Audit Committee considers the quality and efficiency of the services provided by the auditors, the auditors' global capabilities and the auditors' technical expertise and knowledge of the Company's operations and industry. Based on this evaluation, the Audit Committee has appointed Ernst & Young LLP as independent auditor for the fiscal year ending December 31, 2023. The members of the Audit Committee and the Board believe that, due to Ernst & Young LLP's knowledge of the Company and of the industries in which the Company operates, it is in the best interests of the Company and its stockholders to continue retention of Ernst & Young LLP to serve as the Company's independent auditor. Although the Audit Committee has the sole authority to appoint the independent auditors, the Board is submitting the selection of Ernst & Young LLP to our stockholders for ratification as a matter of good corporate practice.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors (and the Board of Directors approved) that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2022 for filing with the SEC.

    T. K. Crews, Chairman

    T. Colbert

    P. J. Moore

    F. J. Sanchez

    D. A. Sandler

Proposal No. 2

Proposal No. 2—Ratification of Appointment of Independent Registered Public Accounting Firm

The Audit Committee is directly responsible for the appointment, compensation, retention, and oversight of the independent registered public accounting firm retained to audit the Company's financial statements. The Audit Committee has appointed Ernst & Young LLP as our Company's independent registered public accounting firm for the fiscal year ending December 31, 2023. Ernst & Young LLP, or its predecessor firms, has served as our independent registered public accounting firm for more than 85 years.

The Audit Committee is responsible for the audit fee negotiations associated with our Company's retention of Ernst & Young LLP. In order to assure continuing auditor independence, the Audit Committee periodically considers whether there should be regular rotation of the independent registered public accounting firm. In conjunction with the required rotation of Ernst & Young LLP's lead engagement partner, the Audit Committee and its Chair are directly involved in the selection of Ernst & Young LLP's new lead engagement partner.

We are asking our stockholders to ratify the selection of Ernst & Young LLP as our independent registered public accounting firm. Although ratification is not required by our bylaws or otherwise, the Board is submitting the selection of Ernst & Young LLP to our stockholders as a matter of good corporate practice. The members of the Audit Committee, and the Board of Directors, believe that the continued retention of Ernst & Young LLP to serve as the Company's independent registered public accounting firm is in the best interests of our Company and its stockholders. Representatives of Ernst & Young LLP will be present at the meeting, will have the opportunity to make a statement if they desire to do so, and will be available to respond to appropriate questions.

 **The Board of Directors recommends a vote FOR ratification of the appointment of Ernst & Young LLP as our Company's independent registered public accounting firm for the fiscal year ending December 31, 2023. Proxies solicited by the Board will be so voted unless stockholders specify a different choice.**

FEES PAID TO INDEPENDENT AUDITORS

The following table shows the aggregate fees paid to Ernst & Young LLP by us for the services it rendered during the fiscal years ended December 31, 2022, and December 31, 2021.

Description of Fees	2022	2021
Audit Fees[1]	$18,551,000	$17,725,000
Audit-Related Fees[2]	$ 2,136,000	$ 3,797,000
Tax Fees[3]	$ 2,679,000	$ 1,735,000
All Other Fees[4]	$ 10,000	—
Total	$23,376,000	$23,257,000

(1) Includes fees for audit of annual financial statements, reviews of the related quarterly financial statements, audit of the effectiveness of our Company's internal control over financial reporting, and certain statutory audits.

(2) Includes fees for accounting and reporting assistance, due diligence for mergers and acquisitions, and audit-related work in connection with employee benefit plans of our Company.

(3) Includes fees related to tax planning advice and tax compliance.

(4) Includes fees for services related to co-facilitation of Diversity, Equity, and Inclusion sessions.

AUDIT COMMITTEE PRE-APPROVAL POLICIES

The Audit Committee has adopted an Audit and Non-Audit Services Pre-Approval Policy. This policy provides that audit services engagement terms and fees, and any changes in such terms or fees, are subject to the specific pre-approval of the Audit Committee. The policy further provides that all other audit services, audit-related services, tax services, and permitted non-audit services are subject to pre-approval by the Audit Committee. All of the services Ernst & Young LLP performed for us during fiscal years 2022 and 2021 were pre-approved by the Audit Committee.

Proposal No. 3

Proposal No. 3—Advisory Vote on Executive Compensation

Pursuant to Section 14A of the Exchange Act, the following proposal provides our stockholders with an opportunity to vote to approve, on an advisory basis, the compensation of our named executive officers, as disclosed in this proxy statement. In considering your vote, you may wish to review the "Compensation Discussion and Analysis" discussion herein, which provides details as to our compensation policies, procedures, and decisions regarding the named executive officers, as well as the Summary Compensation Table and other related compensation tables, notes, and narrative disclosures in this proxy statement. This vote is not intended to address any specific element of our executive compensation program, but rather the overall compensation program for our named executive officers.

The Compensation and Succession Committee, which is comprised entirely of independent directors, and the Board of Directors believe that the executive compensation policies, procedures, and decisions made with respect to our named executive officers are competitive, are based on our pay-for-performance philosophy, and are focused on achieving our Company's goals and enhancing stockholder value.

Accordingly, for the reasons discussed above and in the "Compensation Discussion and Analysis" section of this proxy statement, the Board asks our stockholders to vote FOR the adoption of the following resolution to be presented at the Annual Meeting of Stockholders in 2023:

> RESOLVED, that the stockholders approve, on an advisory basis, the compensation of the Company's named executive officers as disclosed in the Compensation Discussion and Analysis section, the compensation tables, and the related narrative disclosure in this Proxy Statement.

Although this advisory vote is not binding on the Board of Directors, the Board and the Compensation and Succession Committee will review and expect to take into account the outcome of the vote when considering future executive compensation decisions.

 **The Board of Directors recommends that you vote FOR the approval of the advisory resolution on the compensation of our Company's named executive officers, as disclosed in this proxy statement. Proxies solicited by the Board will be so voted unless stockholders specify a different choice.**

Proposal No. 4

Proposal No. 4—Advisory Vote on the Frequency of Future Advisory Votes on Executive Compensation

The following proposal provides our stockholders with an opportunity to vote, on an advisory basis, on the frequency of future advisory votes on the compensation of our named executive officers. On the proxy card, stockholders will be able to select one of four options for this proposal: every one year; every two years; every three years; or abstain. Section 14A of the Securities Exchange Act requires our Company to hold this advisory stockholder vote on the frequency of the stockholders' advisory vote on executive compensation at least once every six years.

After careful consideration of this proposal, our Company's Board of Directors recommends at this time that an advisory vote on executive compensation occur each year. The Board believes that holding the advisory vote annually will provide the Compensation and Succession Committee and the Board with more frequent stockholder feedback on compensation disclosures. You are not voting to approve or disapprove the Board's recommendation for an annual vote. Rather, you are being asked to select the frequency of advisory stockholder votes on executive compensation that is preferable to you.

The Board will review and expects to take the voting results of this proposal into account in making a determination concerning the frequency of future advisory votes on executive compensation. However, this advisory vote is not binding on the Board or the Company, and the Board may decide in the future to conduct the advisory vote on executive compensation on a less frequent basis.

 **The Board of Directors recommends that you vote to conduct future advisory votes on the compensation of our Company's named executive officers every ONE YEAR. Proxies solicited by the Board will be so voted unless stockholders specify a different choice.**

Proposal No. 5

Proposal No. 5—Stockholder Proposal—Independent Board Chairman

We expect the following proposal to be presented by a stockholder at the Annual Meeting. In accordance with SEC rules, the stockholder proposal is presented below as submitted by the stockholder. The Company disclaims all responsibility for the content of the proposal. John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, CA 90278, owner of 100 shares, is the proponent of the following stockholder proposal.

STOCKHOLDER PROPOSAL

Proposal 5—Independent Board Chairman



Shareholders request that the Board of Directors adopt an enduring policy, and amend the governing documents as necessary in order that 2 separate people hold the office of the Chairman and the office of the CEO as follows:

Whenever possible, the Chairman of the Board shall be an Independent Director.

The Board has the discretion to select a Temporary Chairman of the Board who is not an Independent Director to serve while the Board is seeking an Independent Chairman of the Board on an accelerated basis.

This policy could be phased in when there is a leadership transition.

The roles of Chairman and CEO are fundamentally different and should be held by 2 directors, a CEO and a Chairman who is completely independent of the CEO and our company. The job of the CEO is to manage the company. The job of the Chairman is to oversee the CEO and management.

This proposal topic won 47%-support at a previous Archer-Daniels-Midland annual meeting.

Please vote yes:

Independent Board Chairman—Proposal 5

RECOMMENDATION OF THE BOARD OF DIRECTORS AGAINST THE STOCKHOLDER PROPOSAL

The Board has carefully considered the above proposal, believes the proposal is not in the best interests of ADM and its stockholders for the reasons set forth below, and recommends that stockholders vote against the proposal.

The Board Should Continue to Have Flexibility to Determine in its Business Judgment Whether to Separate or Combine the Roles of Board Chair and Chief Executive Officer

The Board believes it is important to maintain the flexibility to choose whether to separate the Board Chair and Chief Executive Officer roles at the Company. The Board believes the proposed policy would be detrimental to the Company because it would remove the Board's flexibility and narrow the governance arrangements that the Board may consider. The Board believes that, depending on the Company's circumstances at any given point in time, it may not be in the best interests of the Company or its stockholders to have a Board Chair who is an independent director for a variety of reasons. Overall, the Board believes it should be allowed to use its business judgment to select the director it believes is best suited to serve as Board Chair and to change that determination as facts and circumstances change.

The Board Regularly Reviews and Assesses Board Leadership Structure

The Board regularly reviews its governance processes including its leadership structure, and will make determinations based upon the best interests of the Company and its stockholders at that time. The Board considers, among other things, the changing needs of the Board and the Company and evolving corporate governance best practices. According to the Spencer Stuart U.S. Board Index 2022, approximately 64% of S&P 500 companies do not have an independent board chair. The Board also considers current trends and stockholder feedback received through engagement and votes on stockholder proposals (such as the similar proposals to separate the Board Chair and Chief Executive Officer roles voted on by stockholders in 2014, 2015, and 2018, none of which received the support of a majority of the Company's stockholders, with the percentage of stockholders supporting the proposals declining from 2014 to 2015 and continuing the decline in 2018).

The Current Leadership Structure is the Most Effective for the Company

At present, the independent directors have determined that the Company is well-served by having both Board Chair and Chief Executive Officer roles performed by Mr. Luciano, who provides excellent leadership and direction for both management and the Board and who facilitates the flow of business information and communications. This structure allows our Chief Executive Officer to speak for and lead the Company and Board while also providing for effective oversight and governance by an independent Board through the independent Lead Director. The high level of contact and communication between our Lead Director and our Board Chair throughout the year and the specificity contained in the Lead Director's responsibilities also serve to foster effective Board leadership.

Each year, our independent directors elect our Lead Director at a Board meeting following the annual stockholders' meeting. Our Lead Director has extensive, well-defined responsibilities as set forth in our Corporate Governance Guidelines to ensure our Board provides effective independent oversight of management. Our Lead Director:

- Presides at all meetings of the Board at which the Board Chair is not present, including executive sessions of the independent directors, and regularly meets with the Board Chair and Chief Executive Officer for discussion of appropriate matters arising from these sessions;

- Coordinates the activities of the other independent directors and serves as liaison between the Board Chair and the independent directors;

- Consults with the Board Chair and approves all meeting agendas, schedules, and information provided to the Board, and may, from time to time, invite corporate officers, other employees, and advisors to attend Board or committee meetings whenever deemed appropriate;

- Interviews, along with the Board Chair and the Chair and members of the Nominating and Corporate Governance Committee, all director candidates and makes recommendations to the Nominating and Corporate Governance Committee;

- Advises the Nominating and Corporate Governance Committee on the selection of members of the Board committees;

- Advises the Board committees on the selection of committee chairs;

- Works with the Board Chair and Chief Executive Officer to propose a schedule of major discussion items for the Board;

- Guides the Board's governance processes;

- Provides leadership to the Board if circumstances arise in which the role of the Board Chair or Chief Executive Officer may be, or may be perceived to be, in conflict;

- Has the authority to call, and set the agendas for, meetings of the independent directors;

- If requested by major stockholders, ensures that the Lead Director is available for consultation and direct communication;

- Leads the non-management directors in determining performance criteria for evaluating the Chief Executive Officer and coordinates the annual performance review of the Chief Executive Officer;

- Works with the Chair of the Compensation and Succession Committee to guide the Board's discussion of management succession plans;

- Works with the Chair of the Nominating and Corporate Governance Committee to facilitate the evaluation of the performance of the Board, committees, and individual directors;

- Works with the Chair of the Sustainability and Corporate Responsibility Committee to set sustainability and corporate responsibility objectives; and

- Performs such other duties and responsibilities as the Board may determine.

In addition to having a Lead Director position with significant responsibilities, the Company has a number of governance structures in place to support the independent operation of the Board:

- Eleven out of the twelve current directors—all directors other than Mr. Luciano—are independent under the standards of the New York Stock Exchange and our Company bylaws;

- The Board's Audit Committee, Compensation and Succession Committee, Nominating and Corporate Governance Committee, and Sustainability and Corporate Responsibility Committee are composed solely of independent directors;

- Non-management directors meet privately in executive session presided over by the Lead Director at least quarterly, and if any of the non-management directors are not independent pursuant to the Board's independence determination, at least one executive session each year will include only independent directors;

- Non-management directors determine the performance criteria for evaluating the Chief Executive Officer and perform the annual performance review of the Chief Executive Officer;

- Directors have full and free access to the officers and employees of the Company; and

- The Board and each committee of the Board has the power to retain experts or advisors without consulting or obtaining the approval of any officer of the Company.

Since the Board combined the Chair and Chief Executive Officer roles under Juan Luciano in January 2016 (he had served as Chief Executive Officer since January 2015), ADM has transformed itself – developing and executing on a strategy of sustainable and profitable growth for the Company. The Board notes that under the current Chair/CEO structure, the Company has delivered record financial results and stockholder value while aligning its portfolio with the enduring trends of food security, health and well-being, and sustainability. **Accordingly, the Board of Directors recommends that stockholders vote <u>AGAINST</u> this stockholder proposal. Proxies solicited by the Board will be so voted unless stockholders specify a different choice.**



THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE AGAINST THE STOCKHOLDER PROPOSAL REGARDING AN INDEPENDENT BOARD CHAIR. PROXIES SOLICITED BY THE BOARD WILL BE SO VOTED UNLESS STOCKHOLDERS SPECIFY A DIFFERENT CHOICE.

Submission of Stockholder Proposals and Other Matters

Deadline for Submission of Stockholder Proposals

Proposals of stockholders, including nominations for director, intended to be presented at the next annual meeting and desired to be included in our proxy statement for that meeting must be received by the Company's Secretary, addressed to ADM, Attn: Secretary, 77 West Wacker Drive, Suite 4600, Chicago, Illinois 60601, no later than November 15, 2023, and, in the case of nominations for director, no earlier than October 16, 2023, in order to be included in such proxy statement. These proposals and nominations must also meet all the relevant requirements of our bylaws in order to be included in our proxy statement.

Notice of a stockholder proposal intended to be presented at the next annual meeting, but not included in our proxy statement for that meeting, must be delivered to the Secretary at the above address between January 5, 2024 and February 4, 2024 (or, if the next annual meeting is called for a date that is not within the period from April 4, 2024 to June 3, 2024, such notice must be delivered by the close of business on the tenth day following the earlier of the date on which notice of the date of such annual meeting is given or public disclosure of the date of such annual meeting is made). The notice must set forth the information required by our bylaws.

In addition to satisfying the foregoing requirements, in order to comply with the universal proxy rules, a stockholder who intends to solicit proxies in support of director nominees for election at the next annual meeting, other than the Company's nominees, must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than March 5, 2024.

Stockholders with the Same Address

Individual stockholders sharing an address with one or more other stockholders may elect to "household" the mailing of the proxy statement and our annual report. This means that only one annual report and proxy statement will be sent to that address unless one or more stockholders at that address specifically elect to receive separate mailings. Stockholders who participate in householding will continue to receive separate proxy cards. Also, householding will not affect dividend check mailings. We will promptly send a separate annual report and proxy statement to a stockholder at a shared address on request. Stockholders with a shared address may also request us to send separate annual reports and proxy statements in the future, or to send a single copy in the future if we are currently sending multiple copies to the same address.

Requests related to householding should be made in writing and addressed to Investor Relations, ADM, 4666 Faries Parkway, Decatur, Illinois 62526-5666, or by calling our Investor Relations at 217-424-5656. If you are a stockholder whose shares are held by a bank, broker, or other nominee, you can request information about householding from your bank, broker, or other nominee.

Other Matters

It is not contemplated or expected that any business other than that pertaining to the subjects referred to in this proxy statement will be brought up for action at the meeting, but in the event that other business does properly come before the meeting calling for a stockholders' vote, the named proxies will vote thereon according to their best judgment in the interest of our Company.

By Order of the Board of Directors

ARCHER-DANIELS-MIDLAND COMPANY

D. C. Findlay, Secretary

March 14, 2023

Annex A

Definition and Reconciliation of Non-GAAP Measures

We use Adjusted ROIC to mean "Adjusted ROIC Earnings" divided by "Adjusted Invested Capital". Adjusted ROIC Earnings is the Company's net earnings attributable to controlling interests adjusted for the after-tax effects of interest expense and specified items. Adjusted Invested Capital is the average of quarter-end amounts for the trailing four quarters, with each such quarter-end amount being equal to the sum of the Company's equity (excluding noncontrolling interests), interest-bearing liabilities, and the after-tax effect of specified items. Management uses Adjusted ROIC to measure the Company's performance by comparing Adjusted ROIC to the Company's weighted average cost of capital, or WACC.

Adjusted EBITDA is defined as Earnings Before Interest, Taxes, Depreciation, and Amortization, adjusted for specified items. Adjusted EPS is defined as diluted Earnings Per Share adjusted for the effects on reported diluted EPS of certain specified items. Management believes Adjusted EBITDA and Adjusted EPS are useful measures of the Company's performance because they provide investors additional information about the Company's operations allowing better evaluation of underlying business performance and better period-to-period comparability.

Adjusted economic value added (EVA) is the Company's economic value added adjusted for specified items. The Company calculates EVA by comparing ADM's adjusted ROIC to its Annual WACC multiplied by adjusted invested capital.

Segment operating profit is the Company's consolidated income from operations before income tax excluding corporate items. Adjusted segment operating profit, a non-GAAP financial measure, is segment operating profit excluding specified items. Management believes that segment operating profit and adjusted segment operating profit are useful measures of the Company's performance because they provide investors information about the Company's business unit performance excluding corporate overhead costs as well as specified items.

Revenue on a constant currency basis, referred to as "FX adjusted revenue" in this Annex A, is the Company's GAAP revenue adjusted for the impact of fluctuations in foreign currency exchange rates. Constant currency operating profit, referred to as "FX adjusted operating profit" in this Annex A, is ADM's GAAP operating profit adjusted for the impact of fluctuation in foreign currency exchange rates. The Company calculates FX adjusted revenue/operating profit by converting its current period non-USD revenue/operating profit to USD using the prior period exchange rates. Management believes providing FX adjusted revenue/operating profit provides valuable supplemental information regarding its revenue/operating profit and facilitates period-to-period comparison.

Adjusted ROIC, Adjusted ROIC Earnings, Adjusted Invested Capital, Adjusted EBITDA, Adjusted EPS, adjusted EVA, Adjusted Segment Operating Profit, FX adjusted revenue, and FX adjusted operating profit are non-GAAP financial measures and are not intended to replace or be alternatives to GAAP financial measures. The following tables present reconciliations of Adjusted ROIC Earnings to net earnings attributable to ADM, the most directly comparable amount reported under GAAP; of Adjusted Invested Capital to Total Shareholders' Equity, the most directly comparable amount reported under GAAP; of Adjusted EBITDA to net earnings attributable to ADM, the most directly comparable amount reported under GAAP; of Adjusted EPS to diluted EPS, the most directly comparable amount reported under GAAP; of Segment Operating Profit and Adjusted Segment Operating Profit to earnings before income taxes, the most directly comparable amount reported under GAAP; of FX adjusted revenue to GAAP revenue; of FX adjusted operating profit to GAAP operating profit; and the calculations of Adjusted EVA for the year ended December 31, 2022 and Adjusted ROIC for the years ended December 31, 2022, 2021 and 2020.

ADJUSTED EVA [1] CALCULATION (YEAR ENDED DECEMBER 31, 2022)

Adjusted ROIC 13.6% less Annual WACC 5.5% X Adjusted Invested Capital $34,756* = $2,819*

ADJUSTED ROIC [1] CALCULATION (YEAR ENDED DECEMBER 31)

2022—Adjusted ROIC Earnings $4,732* ÷ Adjusted Invested Capital $34,756* = 13.6%
2021—Adjusted ROIC Earnings $3,158* ÷ Adjusted Invested Capital $31,634* = 10.0%
2020—Adjusted ROIC Earnings $2,260* ÷ Adjusted Invested Capital $29,410* = 7.7%

*   in millions

ADJUSTED ROIC EARNINGS[1] (IN MILLIONS)	Quarter Ended				Four Quarters Ended
	Mar 31, 2022	Jun 30, 2022	Sep 30, 2022	Dec 31, 2022	Dec 31, 2022
Net earnings attributable to ADM	$1,054	$1,236	$1,031	$1,019	$4,340
Adjustments:					
Interest expense	92	73	97	134	396
Specified items	17	7	27	62	113
Total adjustments	109	80	124	196	509
Tax on adjustments	(26)	(19)	(25)	(47)	(117)
Net adjustments	83	61	99	149	392
Total Adjusted ROIC Earnings	$1,137	$1,297	$1,130	$1,168	$4,732

ADJUSTED ROIC EARNINGS[1] (IN MILLIONS)	Year Ended December 31,	
	2021	2020
Net earnings attributable to ADM	$2,709	$1,772
Adjustments:		
Interest expense	265	339
LIFO	-	(91)
Specified items	299	412
Total adjustments	564	660
Tax on adjustments	(115)	(172)
Net adjustments	449	488
Total Adjusted ROIC Earnings	$3,158	$2,260

ADJUSTED INVESTED CAPITAL[1] (IN MILLIONS)	Quarter Ended				Trailing Four Quarter Average
	Mar 31, 2022	Jun 30, 2022	Sep 30, 2022	Dec 31, 2022	Dec 31, 2022
Shareholders' Equity[2]	$23,722	$24,393	$23,997	$24,284	$24,099
+ Interest-bearing liabilities[3]	13,079	11,524	8,747	9,187	10,634
+ Specified items	13	5	25	47	23
Total Adjusted Invested Capital	$36,814	$35,922	$32,769	$33,518	$34,756

ADJUSTED INVESTED CAPITAL[1] (IN MILLIONS)	Trailing Four Quarter Average	
	December 31, 2021	December 31, 2020
Shareholders' Equity[2]	$21,717	$19,392
+ Interest-bearing liabilities[3]	9,856	9,943
+ Specified items	61	75
Total Adjusted Invested Capital	$31,634	$29,410

	Twelve Months Ended Dec 31		
ADJUSTED EBITDA[1] (IN MILLIONS)	**2022**	**2021**	**2020**
Net earnings attributable to ADM	$4,340	$2,709	$1,772
Net earnings attributable to noncontrolling interests	25	26	10
Income taxes	868	578	101
Interest expense	396	265	339
Depreciation and amortization	1,028	996	976
EBITDA	6,657	4,574	3,198
Adjustments:			
(Gains) losses on sales of assets and businesses	(44)	(77)	(90)
Asset impairment, restructuring, and settlement charges	148	300	92
Railroad maintenance expense	67	67	138
Loss on debt extinguishment	0	36	409
Acquisition-related expenses	2	7	4
LIFO charge (credit)	0	0	(91)
Adjusted EBITDA	**$6,830**	**$4,907**	**$3,660**
Reserve, Louisiana facility adjustment	—	(27)	—
Adjusted EBITDA excluding Reserve, Louisiana facility adjustment	**$6,830**	**$4,880**	**$3,660**

	Twelve Months Ended Dec 31	
ADJUSTED EPS[1]	**2022**	**2021**
EPS (fully diluted) as reported	$ 7.71	$ 4.79
Adjustments:		
Gains on sales of assets and businesses	(0.06)	(0.10)
Asset impairment, restructuring, and settlement charges	0.21	0.42
Loss on debt extinguishment	0.00	0.05
Gain on debt conversion option	(0.02)	(0.03)
Acquisition-related expenses	0.00	0.01
Tax adjustments	0.01	0.05
Adjusted EPS	**$ 7.85**	**$ 5.19**

ADJUSTED SEGMENT OPERATING PROFIT[1] (IN MILLIONS)	Twelve Months Ended Dec 31	
	2022	**2021**
Earnings Before Income Taxes	**$5,233**	**$3,313**
Corporate Results	1,316	1,325
Segment Operating Profit	6,549	4,638
Specified items:		
Gain on sale of assets	(47)	(77)
Impairment, restructuring, and settlement charges	147	213
Adjusted Segment Operating Profit	**$6,649**	**$4,774**
Ag Services and Oilseeds	**$4,386**	**$2,775**
Ag Services	1,374	770
Crushing	1,621	975
Refined Products and Other	837	652
Wilmar	554	378
Carbohydrate Solutions	**$1,360**	**$1,283**
Starches and Sweeteners	1,323	913
Vantage Corn Processors	37	370
Nutrition	**$ 736**	**$ 691**
Human Nutrition	566	537
Animal Nutrition	170	154
Other Business	**$ 167**	**$ 25**

NUTRITION REVENUE (AMOUNTS IN MILLIONS)	FY 2022	Growth vs. FY 2021
GAAP Revenue		
Nutrition	$7,636	13.8%
Human Nutrition	3,769	18.2%
Animal Nutrition	3,867	9.8%
FX Adjusted Revenue[1]		
Nutrition	$7,910	17.8%
Human Nutrition	3,933	23.3%
Animal Nutrition	3,977	12.9%

NUTRITION OP (AMOUNTS IN MILLIONS)	FY 2022	Growth vs. FY 2021
GAAP Operating Profit		
Nutrition	$736	6.5%
Human Nutrition	566	5.4%
Animal Nutrition	170	10.4%
FX Adjusted Operating Profit[1]		
Nutrition	$768	11.1%
Human Nutrition	592	10.2%
Animal Nutrition	176	14.3%

(1) Non-GAAP measure: The Company uses certain "Non-GAAP" financial measures as defined by the Securities and Exchange Commission. These are measures of performance not defined by accounting principles generally accepted in the United States, and should be considered in addition to, not in lieu of, GAAP reported measures.

   (a) Adjusted Return on Invested Capital (ROIC) is Adjusted ROIC Earnings divided by Adjusted Invested Capital. Adjusted ROIC Earnings is ADM's net earnings adjusted for the after-tax effects of interest expense and specified items. Adjusted Invested Capital is the sum of ADM's equity (excluding noncontrolling interests), interest-bearing liabilities, and the after-tax effect of specified items.

   (b) Specified items are comprised of net charges of $17 million ($14 million, after tax; $0.02 per share) related to the impairment of certain assets, partially offset by a restructuring adjustment and a settlement, a loss of $2 million ($2 million, after tax; $0.00 per share) related to the sale of certain assets, expenses of $2 million ($1 million, after tax; $0.00 per share) related to the Deerland and Sojaprotein acquisitions, and a tax benefit adjustment of $4 million ($0.01 per share) related to certain discrete items for the quarter ended March 31, 2022; net charges of $8 million ($6 million, after tax; $0.01 per share) related to the impairment of certain assets, partially offset by a restructuring adjustment, and a tax benefit adjustment of $1 million ($0.00 per share) related to certain discrete items for the quarter ended June 30, 2022; charges of $49 million ($40 million, after tax; $0.07 per share) related to the impairment of certain assets, restructuring, and settlement contingency, gains of $29 million ($22 million, after tax; $0.04 per share) related to the sale of certain assets, and a tax expense adjustment of $7 million ($0.01 per share) related to certain discrete items for the quarter ended September 30, 2022; and charges of $74 million ($55 million, after tax; $0.10 per share) related to the impairment of certain assets, restructuring, and settlement contingencies, gains of $17 million ($13 million, after tax; $0.02 per share) related to the sale of certain assets, and a tax expense adjustment of $5 million ($0.01 per share) related to certain discrete items for the quarter ended December 31, 2022.

   (c) Gain on debt conversion of $9 million ($9 million, after tax; $0.02 per share) related to the mark-to-market adjustment of the conversion option of the exchangeable bonds issued in August 2020.

   (d) Adjusted EVA is Adjusted ROIC less the Company's Annual WACC multiplied by Adjusted Invested Capital.

   (e) Adjusted EBITDA is EBITDA adjusted for certain specified items as described above and railroad maintenance expense.

   (f) Adjusted EPS is diluted EPS adjusted for certain specified items as described above.

   (g) Adjusted segment operating profit is segment operating profit (which is earnings before income taxes excluding corporate items) adjusted for gain on sale of assets and impairment, restructuring and settlement charges.

   (h) FX adjusted revenue is GAAP revenue adjusted for the impact of fluctuations in foreign currency exchange rates.

   (i) FX adjusted operating profit is GAAP operating profit adjusted for the impact of fluctuations in foreign currency exchange rates

(2) Excludes noncontrolling interests.

(3) Includes short-term debt, current maturities of long-term debt, finance lease obligations, and long-term debt.

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2022 Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number 1-44

ARCHER-DANIELS-MIDLAND COMPANY
(Exact name of registrant as specified in its charter)

DE	**41-0129150**
(State or other jurisdiction of incorporation or organization)	(I. R. S. Employer Identification No.)

77 West Wacker Drive, Suite 4600	
Chicago, IL	**60601**
(Address of principal executive offices)	(Zip Code)

(312) 634-8100
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, no par value	**ADM**	**NYSE**
1.000% Notes due 2025		**NYSE**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated Filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐
	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1 (b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter.


Common Stock, no par value—$43.2 billion
(Based on the closing sale price of Common Stock as reported on the New York Stock Exchange
as of June 30, 2022)


Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.


Common Stock, no par value—548,008,680 shares
(February 13, 2023)

DOCUMENTS INCORPORATED BY REFERENCE


Portions of the Registrant's definitive proxy statement relating to its 2023 annual meeting of stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. Such proxy statement will be filed with the U.S. Securities and Exchange Commission within 120 days after the end of the fiscal year to which this report relates.


SAFE HARBOR STATEMENT


This Annual Report on Form 10-K contains forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995 that is subject to certain risks and uncertainties that could cause actual results to differ materially from those projected, expressed, or implied by such forward-looking information. Risks and uncertainties that could cause or contribute to such differences include, but are not limited to, those discussed in Item 1A, "Risk Factors" included in this Annual Report on Form 10-K, as may be updated in our subsequent Quarterly Reports on Form 10-Q. To the extent permitted under applicable law, Archer-Daniels- Midland Company assumes no obligation to update any forward-looking statements as a result of new information or future events.

Item 1.   BUSINESS

Company Overview

Archer-Daniels-Midland Company (the Company or ADM) unlocks the power of nature to enrich the quality of life. The Company is an indispensable global agricultural supply chain manager and processor; a premier human and animal nutrition provider; a trailblazer in groundbreaking solutions to support healthier living; an industry-leading innovator in replacing petroleum-based products; and a leader in sustainability. ADM's breadth, depth, insights, facilities and logistical expertise give the Company unparalleled capabilities to meet demand driven by global trends related to food security, health and well-being, and sustainability of the agriculture and food value chains. From the seed of the idea to the outcome of the solution, ADM gives customers an edge in solving the nutritional and sustainability challenges of today and tomorrow.

The Company is one of the world's leading producers of ingredients for sustainable nutrition. From staple foods, such as flour, oils, and sweeteners, to innovative alternatives like plant-based meat and dairy, ADM offers the industry's broadest portfolio of food and beverage solutions. The Company is also a leader in animal nutrition. Today, more and more people want to feed their pets with the same kind of clean, simple, and healthy products that they eat themselves, and consumers expect livestock and poultry to be fed and raised naturally, humanely, and sustainably. ADM offers a range of ingredients, flavors, and solutions from nature to meet every animal's needs.

ADM is a global leader in health and well-being, with an industry-leading range of probiotics, enzymes, supplements, and more to meet the needs of consumers looking for new ways to live healthier lives. The Company is also leading the way to a future of new plant-based consumer and industrial solutions to replace petroleum-based products.

ADM also has significant investments and joint ventures that aim to expand or enhance the market for its products or offer other benefits including, but not limited to, geographic or product-line expansion.

At ADM, sustainable practices and a focus on environmental responsibility are foundational to the Company's purpose and culture, and integral to the growth strategy of the Company and to the work the Company does every day to serve customers and create value for shareholders. ADM's Board of Directors actively oversees the Company's sustainability strategy through a board-level Sustainability and Corporate Responsibility Committee (Sustainability Committee), and ADM's Chief Sustainability Officer is part of the core strategy team and reports to the Chief Strategy Officer.

Utilizing ADM's unique position in the agricultural value chain, including relationships with 210,000 farmers and an unparalleled global origination, transportation, and processing network, the Company is enhancing sustainability across the multiple value chains in which it operates. ADM works with growers by supporting them with personalized services and innovative technologies and partnering with them to develop and enhance sustainable and regenerative practices. The Company is actively working to improve the efficiency of its facilities and vehicles, finding alternative uses for waste, reusing and recycling water, and sequestering carbon at its onsite capture and storage facility. ADM's broad array of products from nature are meeting needs for more sustainable solutions spanning food and beverage, fuels, and industrial and consumer products.

The Company's environmental goals, collectively called "Strive 35" – an ambitious plan to, by 2035, reduce from a 2019 baseline absolute Scope 1 and 2 greenhouse gas (GHG) emissions by 25 percent, reduce absolute Scope 3 emissions by 25 percent, reduce energy intensity by 15 percent, reduce water intensity by 10 percent, and achieve a 90 percent landfill diversion rate – are part of an aggressive plan to continue to reduce the Company's environmental footprint.

The Company is equally committed to diversity, equity, and inclusion. ADM fundamentally values the differences between individuals and believes a variety of perspectives makes for a better company.

The Company's innovation and expertise are helping people live healthier lives and support a healthier planet. The Company's globally-integrated footprint combines with local insights to give ADM capabilities few other companies have – ensuring that it meets critical and global needs.

Item 1. BUSINESS (Continued)

Segment Descriptions

The Company's operations are organized, managed, and classified into three reportable business segments: Ag Services and Oilseeds, Carbohydrate Solutions, and Nutrition. Each of these segments is organized based upon the nature of products and services offered. The Company's remaining operations are not reportable business segments, as defined by the applicable accounting standard, and are classified as Other Business. Financial information with respect to the Company's reportable business segments is set forth in Note 17 of "Notes to Consolidated Financial Statements" included in Item 8 herein, "Financial Statements and Supplementary Data" (Item 8).

Ag Services and Oilseeds

The Ag Services and Oilseeds segment includes global activities related to the origination, merchandising, transportation, and storage of agricultural raw materials, and the crushing and further processing of oilseeds such as soybeans and soft seeds (cottonseed, sunflower seed, canola, rapeseed, and flaxseed) into vegetable oils and protein meals. Oilseeds products produced and marketed by the segment include ingredients for food, feed, energy, and industrial customers. Crude vegetable oils produced by the segment's crushing activities are sold "as is" to manufacturers of renewable green diesel and other customers or are further processed by refining, blending, bleaching, and deodorizing into salad oils. Salad oils are sold "as is" or are further processed by hydrogenating and/or interesterifying into margarine, shortening, and other food products. Partially refined oils are used to produce biodiesel and glycols or are sold to other manufacturers for use in chemicals, paints, and other industrial products. Oilseed protein meals are principally sold to third parties to be used as ingredients in commercial livestock and poultry feeds. The Ag Services and Oilseeds segment is also a major supplier of peanuts and peanut-derived ingredients to both the U.S. and export markets. In North America, cotton cellulose pulp is manufactured and sold to the chemical, paper, and other industrial markets. The Ag Services and Oilseeds segment's grain sourcing, handling, and transportation network (including barge, ocean-going vessel, truck, rail, and container freight services) provides reliable and efficient services to the Company's customers and agricultural processing operations. The Ag Services and Oilseeds segment also includes agricultural commodity and feed product import, export, and global distribution, and structured trade finance activities. The Company engages in various structured trade finance activities to leverage its global trade flows.

The Company has a 32.2% equity interest in Pacificor. Pacificor owns and operates grain export elevators in Kalama, Washington and Portland, Oregon.

The Company has a 22.5% equity interest in Wilmar International Limited (Wilmar), a Singapore publicly listed company. Wilmar is a leading global agribusiness group headquartered in Asia engaged in the businesses of packaged oils and packaged foods, oil palm cultivation, oilseeds crushing, edible oils refining, sugar milling and refining, specialty fats, oleo chemicals, biodiesel and fertilizers manufacturing, and grains processing.

The Company has a 50.0% equity interest in Stratas Foods LLC, a joint venture between ADM and ACH Jupiter, LLC, a subsidiary of Associated British Foods, that procures, packages, and sells edible oils in North America.

The Company has a 50.0% equity interest in Edible Oils Limited, a joint venture between ADM and Princes Limited to procure, package, and sell edible oils in the United Kingdom. The Company also formed a joint venture with Princes Limited in Poland to procure, package, and sell edible oils in Poland, the Czech Republic, Slovakia, Hungary, and Austria.

The Company has a 37.5% equity interest in Olenex Sarl (Olenex), a joint venture between ADM and Wilmar that produces and sells a comprehensive portfolio of edible oils and fats to customers around the globe. In addition, Olenex markets refined oils and fats from the Company's plants in the Czech Republic, Germany, the Netherlands, Poland, and the U.K.

The Company has a 50.0% equity interest in SoyVen, a joint venture between ADM and Cargill to provide soybean meal and oil for customers in Egypt.

The Company is a supplier of raw materials to Wilmar, Stratas Foods LLC, Edible Oils Limited, SoyVen, and Olenex.

Item 1. BUSINESS (Continued)

Carbohydrate Solutions

The Carbohydrate Solutions segment is engaged in corn and wheat wet and dry milling and other activities. The Carbohydrate Solutions segment converts corn and wheat into products and ingredients used in the food and beverage industry including sweeteners, corn and wheat starches, syrup, glucose, wheat flour, and dextrose. Dextrose and starch are used by the Carbohydrate Solutions segment as feedstocks in other downstream processes. By fermentation of dextrose, the Carbohydrate Solutions segment produces alcohol and other food and animal feed ingredients. Ethyl alcohol is produced by the Company for industrial use in products such as hand sanitizers and ethanol for use in gasoline due to its ability to increase octane as an extender and oxygenate. Corn gluten feed and meal, as well as distillers' grains, are produced for use as animal feed ingredients. Corn germ, a by-product of the wet milling process, is further processed into vegetable oil and protein meal. Other Carbohydrate Solutions products include citric acids, which are used in various food and industrial products. The Carbohydrate Solutions segment has announced various memorandums of understanding with potential strategic partners leveraging our core production capabilities and carbon sequestration experience to facilitate the production of low carbon, bio-based products such as sustainable aviation fuel and innovative renewable chemicals. In November 2021, the Company sold its ethanol production complex in Peoria, Illinois. In August 2022, the Company launched two joint ventures, GreenWise Lactic and LG Chem Illinois Biochem, with LG Chem, a leading global diversified chemical company, for the U.S. production of lactic acid and polylactic acid to meet growing demand for a wide variety of plant-based products, including bioplastics.

The Company has a 50.0% equity interest in Hungrana Ltd. which operates a corn wet milling plant in Hungary.

The Company has a 50.0% equity interest in Almidones Mexicanos S.A. which operates a corn wet milling plant in Mexico.

The Company has a 50.0% equity interest in Aston Foods and Food Ingredients, a Russian-based sweeteners and starches business.

Nutrition

The Nutrition segment serves various end markets including food, beverages, nutritional supplements, and feed premix and additives for livestock, aquaculture, and pet food. The segment engages in the manufacturing, sale, and distribution of a wide array of ingredients and solutions including plant-based proteins, natural flavors, flavor systems, natural colors, emulsifiers, soluble fiber, polyols, hydrocolloids, probiotics, prebiotics, enzymes, botanical extracts, and other specialty food and feed ingredients. The Nutrition segment includes the activities related to the procurement, processing, and distribution of edible beans. The segment also includes activities related to the processing and distribution of formula feeds and animal health and nutrition products and the manufacture of contract and private label pet treats and foods.

The Company has a 45.3% equity interest in Vimison S.A. de C.V., a leader in the animal nutrition industry in Mexico.

Other Business

Other Business includes the Company's remaining operations as described below.

ADM Investor Services, Inc., a wholly owned subsidiary of the Company, is a registered futures commission merchant and a clearing member of all principal commodities exchanges in the U.S. ADM Investor Services International Limited, a member of several derivative and commodity exchanges and clearing houses in Europe, ADMIS Singapore Pte. Limited, a clearing member of the Singapore exchange, and ADMIS Hong Kong Limited, are wholly owned subsidiaries of ADM offering brokerage services in Europe and Asia.

Insurance activities include Agrinational Insurance Company (Agrinational) and its subsidiaries. Agrinational, a wholly owned subsidiary of ADM, provides insurance coverage for certain property, casualty, marine, credit, medical, and other miscellaneous risks of the Company. Agrinational also participates in certain third-party reinsurance arrangements.

Item 1.   BUSINESS (Continued)

Corporate

Corporate includes the activities related to cost method investments in early-stage start-up companies within ADM Ventures. In addition to identifying companies to invest in, ADM Ventures also works on select high-potential, new product development projects and alternative business models, all with the objective of supporting the Company's strategic objectives.

Methods of Distribution

The Company's products are distributed mainly in bulk from processing plants or storage facilities directly to customers' facilities. The Company has developed a comprehensive transportation capability to efficiently move both commodities and processed products virtually anywhere in the world. The Company owns or leases trucks, trailers, railroad tank and hopper cars, river barges, towboats, and ocean-going vessels used to transport the Company's products to its customers.

Concentration of Revenues by Product

The following products accounted for 10% or more of revenues for the following periods:

	% of Revenues		
	Year Ended December 31		
	2022	**2021**	**2020**
Soybeans	**17%**	18%	18%
Corn	**14%**	14%	12%
Soybean Meal	**12%**	12%	14%

Status of New Products

The Company continues to expand the size and global reach of its business through the development of new products. Acquisitions, especially in the Nutrition segment, expand the Company's ability to unlock the potential of nature and serve customers' evolving and expanding nutritional needs through its offering of natural flavor and ingredient products. The Company does not expect any individual new product to have a significant impact on the Company's revenues in 2023.

Source and Availability of Raw Materials

A significant majority of the Company's raw materials are agricultural commodities. In addition, the Company sources specific fruits, vegetables, and nuts for extracts to make flavors and colors. In any single year, the availability and price of these commodities are subject to factors such as changes in weather conditions, plantings, government programs and policies, competition, changes in global demand, changes in standards of living, and global production of similar and competitive crops. The Company's raw materials are procured from thousands of growers, grain elevators, and wholesale merchants in North America, South America, Europe, Middle East, and Africa (EMEA), Asia, and Australia, pursuant primarily to short-term (less than one year) agreements or on a spot basis. The Company is not dependent upon any particular grower, elevator, or merchant as a source for its raw materials.

Some of the principal crops that ADM sources and processes present specific climate change risks. For example, South American soy and global palm present risks of deforestation due to their proximity to the forest and other high-carbon-value landscapes. In addition, when not managed appropriately, row crops such as corn, soy, wheat, and canola present environmental risks such as water quality impairment, erosion, soil degradation, and GHG emissions. However, these crops also present an opportunity to combat climate change through their ability to sequester carbon in the soil using regenerative agricultural practices. In 2022, ADM launched its "re: generations" program to engage and encourage growers in its supply chain to implement regenerative agriculture practices. In the first year of the program, the Company exceeded its goal to enroll one million acres.

Item 1.   BUSINESS (Continued)

Under the stewardship of ADM's Board of Directors, the Company has established several key social and environmental policies that collectively outline expectations for its employees, business partners and contractors, and the Company as a whole with respect to its sourcing operations. These policies set the standards that govern the Company's approach to environmental stewardship, employee conduct, and raw material sourcing, among other areas, and outline ADM's positions on issues of widespread public interest. These standards are included in, among others, the Company's Code of Conduct; Environment, Health, and Safety Policy; Human Rights Policy; Commitment to Protect Forests, Biodiversity, and Communities; Statement on Genetically Modified Organisms; Statement on Animal Testing; Commitment to Anti-Corruption Compliance; Protocol for Managing Supplier Non-Compliance and ADM Supplier Expectations, all of which are available on the Company's website (see Item 1, Business - Available Information).

In addition to policies, a portion of the Company's commodity sourcing is conducted using third-party certification programs including ADM Responsible Soy, Biomass Biofuel Sustainability Voluntary Scheme, Round Table for Responsible Soy, International Sustainability and Carbon Certification, Round Table on Sustainable Palm Oil, and U.S. Soy Sustainability Assurance Protocol. These programs have standards that are established to provide transparency on specific sustainability-related criteria. ADM procures canola, soybeans, and palm under these programs.

Trademarks, Brands, Recipes, and other Intellectual Property

The Company owns trademarks, brands, recipes, and other intellectual property including patents, with a net book value of $809 million as of December 31, 2022. The Company does not consider any segment of its business to be dependent upon any single or group of trademarks, brands, recipes, or other intellectual property.

Seasonality, Working Capital Needs, and Significant Customers

Since the Company is widely diversified in global agribusiness markets, there are no material seasonal fluctuations in overall global processing volumes and the sale and distribution of its products and services. There is a degree of seasonality in the growing cycles, procurement, and transportation of the Company's principal raw materials: oilseeds, corn, wheat, and other grains. The Company has seasonal financing arrangements with farmers in certain countries around the world. Typically, advances on these financing arrangements occur during the planting season and are repaid at harvest.

The prices of agricultural commodities, which may fluctuate significantly and change quickly, directly affect the Company's working capital requirements. Because the Company has a higher portion of its operations in the northern hemisphere, principally North America and Europe, relative to the southern hemisphere, primarily South America, inventory levels typically peak after the northern hemisphere fall harvest and are generally lower during the northern hemisphere summer months. Working capital requirements have historically trended with inventory levels.

No material part of the Company's business is dependent upon a single customer or very few customers.

Competition

The Company has significant competition in the markets in which it operates based principally on price, foreign exchange rates, quality, global supply, and alternative products, some of which are made from different raw materials than those utilized by the Company. Given the commodity-based nature of many of its businesses, the Company, on an ongoing basis, focuses on managing unit costs and improving efficiency through technology improvements, productivity enhancements, and regular evaluation of the Company's asset portfolio. The Company's Nutrition business is a vertically integrated business that provides ingredients and solutions for human, animal, and pet in a highly competitive environment with a variety of companies offering the same products and services. The industry includes ingredient suppliers, contract manufacturers, global fast moving consumer goods companies, and private label brands, as well as smaller companies that specialize in specific niche markets. The Company focuses on staying ahead of the curve in terms of innovation and science-based solutions, building direct-to-consumer sales channels and focusing on consumer needs, expanding into new markets, building strategic partnerships, leveraging data and technology, and building a strong distribution network.

Item 1.   BUSINESS (Continued)

Research and Development

Research and development expense during the year ended December 31, 2022, net of reimbursements of government grants, was $216 million.

The Company's laboratories and technical innovation centers around the world enhance its ability to interact with customers globally, not only to provide flavors, but also to support the sales of other food ingredients. Since the acquisition of Wild Flavors in 2014, additional laboratories have been added, including food & beverages applications laboratories in Fort Collins, Colorado; Bergamo, Italy; Shanghai, China; and Rotterdam, Netherlands. The Company also expanded laboratories in Decatur and Champaign, Illinois. In 2021, the Company also opened a plant-based innovation laboratory hub in Singapore to develop nutritious products to meet growing food and beverage demand in the Asia-Pacific region. In March 2022, ADM opened a state-of-the-art Customer Creation & Innovation Center in Hortolandia, Brazil, that has technical capabilities that allow it to serve customers in Latin America and globally. In April 2022, the Company announced a new protein innovation center to further expand ADM's innovation complex in Decatur, Illinois and enhance the Company's ability to work closely with customers to develop custom solutions to meet their needs. The new innovation center, which is expected to be inaugurated by the second half of 2023, will bring together laboratories, test kitchens, and pilot-scale production capabilities to power new innovation.

The Company expanded its human health and nutrition portfolio in 2017 with the acquisition of a controlling interest in Biopolis SL (Biopolis), a leading provider of probiotics and genomic services. Biopolis provides genomic sequencing capabilities for the Company's customers as well as for its internal use. Biopolis also has high through-put biological functionality testing capabilities that can be used to discover new probiotics and nutraceuticals. In January 2018, the Company announced a joint development agreement with Vland Biotech to develop and commercialize enzymes for animal feed. In April 2018, the Company opened its new enzyme development laboratory in Davis, California to advance the research and development of feed enzyme as well as enzymes for internal use. In August 2018, the Company further expanded its probiotics business with the acquisition of Probiotics International Limited. In October 2021, the Company announced an agreement with Qingdao Vland Biotech Group Co., Ltd., a leading producer of enzymes and probiotics, to form a joint venture to manufacture and sell human probiotics to serve the growing Chinese demand.

With the acquisition of Neovia in early 2019, ADM further expanded its research and development capabilities in Animal Nutrition, globally. In December 2019, the Company opened a new Animal Nutrition technology center in Decatur, Illinois, to further expand its animal nutrition capabilities to support customer innovation in pet and aqua food production in North America. In November 2021, the Company opened a new animal nutrition laboratory in Rolle, Switzerland to support the development of science-based feed additives to meet worldwide customer needs for pet food, aquaculture, and livestock species. In January 2022, the Company opened its aquaculture innovation laboratory in Decatur, Illinois. This laboratory extends ADM's international research and development capabilities to a new region, building on existing aquaculture research facilities located in Brazil, Mexico, and Vietnam.

ADM Ventures continues to select high-potential, new product development projects in partnership with the business units. ADM Ventures further expanded its equity investments and has early-stage start-up companies in its portfolio which are focused on areas involved in developing next generation products for human and animal nutrition, microbiome technologies, and AgTech, and is continually looking at others in which ADM may choose to invest. For example, the Company is continuing to explore opportunities around precision fermentation in which microbes, rapidly grown in fermenters fed by dextrose, transform the sugars into a wide variety of products for food, feed, and fiber. These investments allow for strategic insights as well as collaboration opportunities, which the team is aggressively pursuing.

The Company is continuing to invest in research to develop a broad range of key intermediate materials that serve as platforms for producing a variety of sustainable packaging products. Conversion technologies include utilizing expertise in fermentation, process chemistry, and catalysis. The Company's current portfolio includes products that are in the early development phase and those that are close to pilot plant demonstration. The Company has a memorandum of understanding with P2 Science Inc. to evaluate product opportunities in plant-based, renewable chemicals and materials.

In August 2022, the Company launched two joint ventures with LG Chem for U.S. production of lactic acid and polylactic acid to meet growing demand for a wide variety of plant-based products, including bioplastics. Pending final investment decisions, the joint ventures have chosen Decatur, Illinois as the location of their intended production facilities. Also in August 2022, the Company and Nurasa inaugurated the ScaleUp Bio joint venture. ScaleUp Bio entered into a multi-year partnership with the Agency for Science, Technology, and Research's Singapore Institute of Food and Biotechnology Innovation to establish a joint laboratory focused on precision fermentation. The joint laboratory will provide technological development and precision fermentation for companies producing a wide variety of bio-based products, including alternative proteins, to serve growing consumer demand in Singapore and the wider Asia-Pacific region. Scheduled to be operational in the first quarter of 2023, the joint laboratory will be situated within the Biopolis innovation center in Singapore.

In October 2020, the Company announced a long-term agreement with Spiber, Inc. (Spiber) to expand the production of Spiber's innovative brewed protein polymers for use in apparel and other consumer products. The Company also announced in 2020 its plans to collaborate with InnovaFeed on the construction and operation of the world's largest insect protein production site, collocated with ADM's corn processing complex in Decatur, Illinois.

In August 2022, the Company announced a long-term strategic partnership with Benson Hill, Inc., a food tech company unlocking the natural genetic diversity of plants, to scale innovative high protein soy ingredients that will help meet the rapidly growing demand for plant-based proteins. The partnership will serve a variety of plant-based food and beverage markets to meet the savory, sweet, and dairy needs of customers.

Environmental, Social, and Governance (ESG)

The Company knows that the health of our natural resources is critical to our future, and that its commitments to sustainable practices will result in a stronger ADM and a better world. ADM is committed to being a force for change in developing innovative, sustainable solutions in agriculture, food and nutrition, industrial and consumer products, energy, and packaging materials while pursuing ways to continually improve the Company's efforts in both protecting the environment and enhancing environmental sustainability. The United Nations Development Programme created the Sustainable Development Goals (SDG) blueprint as a universal call to action to end poverty, protect the planet, and ensure that all people enjoy peace and prosperity. ADM focuses its efforts toward goals that align with its business objectives and allow the Company to make the greatest contribution towards the achievement of the SDG, specifically Zero Hunger, Clean Water and Sanitation, Decent Work and Economic Growth, Climate Action, and Life On Land.

Governance

The Sustainability Committee of the Board actively oversees the Company's objectives, goals, strategies, and activities relating to sustainability and corporate responsibility matters. The Sustainability Committee also oversees the Company's compliance with sustainability and corporate responsibility laws and regulations, assesses performance relating to industry benchmarks, and assists the Board of Directors in ensuring that the Company operates as a sustainable organization and responsible corporate citizen in order to enhance shareholder value and protect ADM's reputation. The Company's Chief Sustainability Officer works with the Chair of the Sustainability Committee to set the agendas for the meetings and also attends the meetings. As for ADM management, the Executive Council of ADM, the Company's highest strategic and operational body, provides close supervision of the Company's ESG efforts and in-depth review of sustainability issues. Because the Company considers sustainability integral to its strategy, the Chief Sustainability Officer reports to the Chief Strategy Officer and is a key member of the strategy team. Furthermore, regional sustainability teams, along with the corporate sustainability team, support the Chief Sustainability Officer to drive sustainability efforts in the Company's facilities and supply chains around the world. ADM's sustainability efforts are also supported by the Centers of Excellence (CoE), such as the Utilities CoE, Diversity, Equity and Inclusion CoE, and Environmental, Health and Safety (EHS) CoE, each of which drives efficiency programs in its area of focus.

Strategy

The Company aims to mitigate climate change through renewable product and process innovations, supply chain efforts including a commitment to no-deforestation and regenerative agriculture, and a strategic approach to operational excellence with a focus on enhancing the efficiency of ADM's production plants throughout its global operations.

ADM believes sustainability is critical to its future growth strategy. ADM's strategic plan of sustainable growth leverages the trends and technologies in sustainability to help the Company grow and create value for its stakeholders. Ag Services and Oilseeds is focused on traceability of sourcing and differentiation and working with growers on low carbon agricultural practices and products. Carbohydrate Solutions is focused on decarbonization efforts that increasingly position the segment to offer low-carbon intensity feedstocks for biosolutions and biomaterials, including fuel solutions, to replace petroleum-based products. Nutrition is focused on developing alternative proteins that can reduce the amount of animal-based proteins that are sources of methane and GHG emissions. The growth of these projects and businesses will be integral to supporting the objective of helping the planet limit total global warming to the 1.5°C threshold indicated by the United Nations. In 2022, the Company added the achievement of gender parity and greenhouse gas emission goals to executive performance measurement to reflect the strategic importance of ESG to its business.

Moreover, ADM has a large industrial footprint and believes it is important to reduce GHG emissions related to its business activities and the entire agricultural supply chain. The Company continues to use internal and external resources to identify opportunities and take action to reduce its GHG emissions globally to meet its continued commitment to mitigate the effects of climate change.

In 2020, ADM announced its environmental stewardship goals, collectively called "Strive 35" – an ambitious plan to, by 2035, reduce absolute Scope 1 and 2 GHG emissions by 25 percent from a 2019 baseline, reduce energy intensity by 15 percent, reduce water intensity by 10 percent, and achieve a 90 percent landfill diversion rate. To support the Company's Strive 35 environmental goals, ADM developed a feasibility study with a leading engineering professional services firm that provides the technology pathway for absolute reduction of GHG by 2035. The Company has also committed to develop a global strategy focused on improving community well-being in priority watersheds, including water-stressed areas, by 2025.   In 2022, the Company achieved full traceability of its direct and indirect sourcing throughout its soy supply chains in Brazil, Paraguay, and Argentina. ADM aims to eliminate deforestation from all of the Company's supply chains by 2025.

As of December 31, 2021, the Company reduced absolute GHG emissions by 6% and achieved 83.8% of its waste diverted from landfill.

In 2021, ADM announced its Scope 3 GHG reduction goal, focused upon the five most material Scope 3 categories for the Company: purchased goods and services; fuel and energy related emissions; upstream transportation and distribution; waste; and processing of solid products/goods. ADM aims to reduce its absolute Scope 3 emissions by 25% from a 2019 baseline by 2035.

In 2022, the Company published ADM's Net Zero Aspiration: Carbon Reduction Program Assessment, a report of ADM's carbon reduction progress and exploration to support its aspiration of net zero emissions by 2050 at the latest. The report can be accessed through the Company's website at http://www.adm.com.

The Company anticipates spending between $270 million to $430 million on capital projects to achieve the Strive 35 targets. ADM has spent $87 million on projects in support of these goals since inception, of which $64 million was spent in 2022.

During the year ended December 31, 2022, the Company spent $56 million specifically to improve equipment, facilities, and programs for pollution control and compliance with the requirements of various environmental agencies.

There have been no material effects upon the earnings and competitive position of the Company resulting from compliance with applicable laws or regulations enacted or adopted relating to the protection of the environment.

ADM's corporate social investment program, ADM Cares, aligns the Company's corporate giving with its business strategies and sustainability objectives. Through the program, ADM works to sustain and strengthen its commitment to communities where ADM colleagues work, live, and operate by directing funding to initiatives and organizations driving meaningful social, economic, and environmental progress. The ADM Cares team evaluates potential projects submitted for funding to ensure they meet eligibility criteria, such as initiatives that support education, food security and hunger relief, or safe, responsible, and environmentally sound agricultural practices in critical growing regions around the world. In 2022, the Company directed $13 million to support Ukrainian colleagues and extend philanthropic support to those in need, including direct financial support, housing, and grants to non-profit organizations, such as the World Food Programme and Doctors Without Borders.

Item 1.   BUSINESS (Continued)

Scenario Analysis
In line with the recommendations of the Task Force on Climate-Related Disclosures, ADM conducted an analysis using three scenarios: 1.5°C (based on IPCC SSP1), 2°C (based on IEA WEO 450 Scenario), and 2.6°C (based on IEA INDC Scenario). The first scenario assumes a rapid transition to a low carbon world in the next decade, limiting temperature increase to 1.5°C. This involves a high degree of transformation across the economy. Under this scenario, the worst anticipated physical impacts of climate change are avoided. The second scenario involves ambitious actions to mitigate climate change, limiting temperature increase to 2°C. This scenario requires greater policy action; however, there is still an increase in physical climate-related impacts. The third scenario is based on the current status quo with no changes to policies or actions and an anticipated increase in global temperature by 2.6°C resulting in increased physical impacts of climate change. ADM used these scenarios as written by the sources, except in the case of the third, status quo scenario, where transition risks were evaluated based on the Company's existing commitments: Strive 35.

In each of the scenarios, the Company identified potential sourcing shifts and limitations, operational changes, physical impacts, and opportunities. The primary risks identified fall into two categories: physical and transition. Key opportunities are related to product and service offerings.

Physical Risks	• Increased severity and frequency of extreme weather events such as hurricanes/cyclones and floods could lead to increased direct costs from the disruption of supply chains and impair the Company's ability to deliver products to customers in a timely manner. • Increased severity and frequency of extreme weather events such as hurricanes/cyclones and floods could lead to increased sourcing costs due to limited availability of agricultural commodities and impact ADM's ability to produce goods, which would directly affect revenues.
Transition Risks	• Emerging regulation and carbon pricing mechanisms could result in increased operational costs and/or tax liabilities in the short to medium term. • Market demand has a direct effect on production, as well as sustainable sourcing initiatives. Changes in consumer demands could result in additional cost of implementation that may not be overcome by product sales. • ADM uses coal-fired cogeneration technology to meet a sizeable portion of its energy demand. The Company is working to reduce the carbon footprint of its operations and making capital investments in its facilities and new technologies.
Products and Services Opportunities	• Development and expansion of low-emission goods and services could lead to increased revenues resulting from increased demand. As various renewable fuel standards are implemented around the world, ADM has an opportunity to capitalize on the increased demand through the production and sale of ethanol, biodiesel, and renewable diesel. • As more businesses and consumers look to renewable products, development of new products or services could lead to increased revenues through access to new and emerging markets.

The Company reviewed the results of the scenario analysis with a cross-functional team of individuals from finance, strategy, sustainability, operations, legal, and risk management. As part of the Company's Enterprise Risk Management (ERM) process, the risks identified from the scenario analysis have been reviewed by the ERM team for mitigation actions.

Risk Management
See Item 1A, "Risk Factors" for the discussion of climate-related risks.

Metrics and Targets
Metrics and targets are available in ADM's Corporate Sustainability Report which can be accessed through its website at http://www.adm.com.

References to the Company's website address in this report are provided as a convenience and are not incorporated by reference. See Available Information on page 15 for more information.

Income Taxes

The Company has a responsibility to ensure that all ADM businesses within the Company follow responsible tax practices. ADM manages its tax affairs based upon the following key principles:

- a commitment to paying tax in compliance with all applicable laws and regulations in the jurisdictions in which the Company operates;
- a commitment to the effective, sustainable, and active management of the Company's tax affairs; and
- developing and sustaining open and honest relationships with the governments and jurisdictions in which the Company operates regarding the formulation of tax laws.

Human Capital and Diversity and Inclusion

ADM's purpose of unlocking the power of nature to enrich the quality of life highlights the significant role ADM plays within an essential industry and the critical job each employee has within the Company.

ADM has long maintained its Code of Conduct to help the Company achieve the right results, the right way. The code establishes high standards of honesty and integrity for all ADM colleagues and business partners and sets forth specific policies to help ensure that the Company always conducts business fairly and ethically everywhere it operates.

The Company's culture is focused on Integrity, Performance, Innovation, Diversity, Equity, and Inclusion. ADM is a truly global company of approximately 42,000 employees working together to achieve extraordinary results. Talented colleagues can be found in a wide variety of roles – including front-line production workers, supply chain experts who deliver to customers all over the world, engineering teams who continuously improve the Company's operations, sales and commercial teams who work closely with customers, finance professionals, and so many more. ADM continues to develop its workforce to remain relevant and deliver on the Company's growth aspirations with a strong focus on sustainability.

The following tables set forth information about the Company's employees as of December 31, 2022.

Number of Employees by Contract and Region

	Salaried	Hourly	Part-Time/ Seasonal	Total
North America	9,159	11,075	252	20,486
EMEA	5,568	4,702	563	10,833
South America	2,555	4,421	783	7,759
Asia Pacific	1,512	930	35	2,477
Central America/Caribbean	245	193	8	446
Total	19,039	21,321	1,641	42,001

Number of Employees by Type and Gender

	Male	%	Female	%	Total	%
Full-time	30,775	76 %	9,585	24 %	40,360	100 %
Part-time	703	43 %	938	57 %	1,641	100 %
Total	31,478	75 %	10,523	25 %	42,001	100 %

Item 1. BUSINESS (Continued)

Percentage of Employees by Level and Gender

| | Percentage | | | | | |
| | 2022 | | | 2021 | | |
	Male	Female	Total	Male	Female	Total
Executive Council	71 %	29 %	100 %	72 %	28 %	100 %
Senior Leadership	72 %	28 %	100 %	74 %	26 %	100 %
Salaried Colleagues	62 %	38 %	100 %	63 %	37 %	100 %

Part of ADM's vision is to promote a diverse workplace with equitable opportunities for all its employees within an inclusive culture to make sure all colleagues globally feel they belong and make meaningful contributions to the success of each other and the Company. ADM brings together colleagues with many different backgrounds, perspectives, and experiences. These global teams drive innovative thinking, creating growth opportunities through diversity of thought. The Company's comprehensive diversity, equity, and inclusion (DE&I) strategy includes four focus areas: Leadership Engagement & Communication, Recruitment, Advancement & Retention, and Networks & Sponsorships. In order to ensure that the Company's global DE&I strategy aligns with its business strategy, ADM formed a global DE&I council with strong presence in four regions of the world. ADM is a signatory to the CEO Action for Diversity, a coalition of CEO's committing to specific actions towards diversity and has made a commitment through Paradigm for Parity® to achieve gender parity in its senior leadership team by 2030. Since making this commitment in 2018, the Company has improved its gender diversity from 21% to 28%. ADM is proud of its achievements to date, and the Company will continue to strengthen diversity within middle management and entry-level hiring so the progress at the senior leadership level is sustainable over the long-term. This is a key cultural strategic priority that will continue to strengthen the Company's ability to innovate and drive profitable growth. At the industry level, ADM has been a key partner in the establishment of Together We Grow, a consortium of agricultural industry leaders united in a shared belief that American agriculture's best days are yet to come. Emphasizing diversity and inclusion, Together We Grow works to build a modern workforce with the skills, experience, and capabilities needed to keep pace with the growing world.

The Nominating and Corporate Governance Committee has worked hard to recommend nominees who have skills and experiences relevant to ADM's strategy and operations and who reflect the diversity of the world around us. As of December 31, 2022, 58% of ADM's 12 board members are diverse – six are African-American, Hispanic or Asian, and three are women. Detailed information with respect to the Board's composition is set forth in "Proxy Summary – Director Nominee Diversity, Age, Tenure, and Independence" of the definitive proxy statement for the Company's annual meeting of stockholders to be filed on or before May 1, 2023 and is incorporated herein by reference.

The Company believes diversity, equity, and inclusion are key business priorities that will enable ADM to continue innovating, driving growth through customer focus, and delivering outstanding performance for shareholders.

In 2021, ADM launched the first of its Employee Resource Groups (ERGs) focused on women as part of the Company's DE&I vision and strategy. The ERGs, also known as Affinity Groups, are voluntary, employee-led groups where colleagues with shared experiences, interests or goals can come together in a safe space to provide support, build a sense of community, and promote personal and professional development. Recognizing the broad spectrum of intersectionality, the Company expanded its ERGs in 2022 across its four regions (North America, APAC, EMEA, and LATAM) to include, depending on geographic relevance, Multicultural, Black Colleague League, and LGBTQIA+ affinity groups.

ADM holds an annual Women's Leadership Summit – a two-day virtual event aimed at developing, inspiring, and empowering the Company's female leaders in each of the Company's four regions. These events are designed to provide participants with tools to help navigate career development to advance more women into senior leadership roles. The summit features motivational speakers and roundtable discussions with members of ADM's leadership, Executive Committee, members of the Board of Directors, and external coaches and trainers dedicated to addressing the leadership gender gap in corporate America.

Item 1.   BUSINESS (Continued)

Compensation and Benefits

ADM offers market-competitive pay, benefits, and services that help meet the needs of its employees. The Company's global rewards package includes base pay, short-term incentive plans, long-term equity grants, paid time-off, employee assistance programs, and benefits that meet the country-specific competitive markets in which ADM operates. ADM's global bonus plan has clearly defined enterprise metrics and objectives which are the same for all eligible employees – creating a strong team spirit and fostering collaboration among colleagues.

Employee Development

All ADM employees participate annually in training and development that further increases knowledge, skills, and awareness on current and important topics. In addition, ADM offers many voluntary training opportunities that have largely moved to virtual and on-demand learning.

ADM prides itself in offering equitable career opportunities that include global assignments for its high potential talent, internal career growth for those who wish to learn more, and experiential learning through projects, mentorships, and on-the-job development.

ADM's annual voluntary employee turnover rate for full-time colleagues in 2022 of 12.2% was up from the turnover rate in 2021 of 11.3%.

	December 31, 2022	December 31, 2021
Average Years of Service	8.3	8.4
Annual Voluntary Attrition	12.2 %	11.3 %

Workplace Safety

ADM is committed to providing a safe working environment for all of its employees and contractors. For the last several years, the Company has been on a journey to a goal of zero injuries – building a safety culture so everyone will go home safely to their families and the things that are most important to them.

In 2022, about 76% of ADM's sites completed the year without recordable injuries and about 89% without lost workday injuries. The Company's Total Recordable Incident Rate of 0.73 and Lost Workday Incident Rate of 0.21 were unchanged in 2022.

ADM finished 2022 with two fatalities after a record 665 days with no fatalities. In 2022, the Company had 12 serious injuries and is on track to reduce serious injuries by 50% in 2025 from a 2020 baseline. The Company continues to take steps to further enhance the safety of its workplaces and maintains a goal of zero fatalities. Through the guidance of the Environmental, Health, and Safety CoE, the operations teams focused on three programs to reduce the most serious injuries:

- – "Take Control" program, which identified over 65,000 machine access and guarding opportunities globally;
- – Near-miss Reporting and Investigation; and
- – New Colleague Integration program.

Through continued application of these programs, ADM aims to achieve a 18% reduction in recordable injuries in 2023 compared to 2022.

Available Information

The Company's website is http://www.adm.com. ADM's annual reports on Form 10-K; quarterly reports on Form 10-Q; current reports on Form 8-K; directors' and officers' Forms 3, 4, and 5; and amendments to those reports, if any, are available, free of charge, through its website, as soon as reasonably practicable after electronically filing such materials with, or furnishing them to, the Securities and Exchange Commission (SEC).

Item 1.   BUSINESS (Continued)

The Company's Code of Conduct, Corporate Governance Guidelines, and the written charters of the Audit, Compensation and Succession, Nominating and Corporate Governance, Sustainability and Corporate Responsibility, and Executive Committees are also available through its website.

References to the Company's website address in this report are provided as a convenience and do not constitute, and should not be viewed as, an incorporation by reference of the information contained on, or available through, the website. Therefore, such information should not be considered part of this report.

The SEC maintains a website which contains reports, proxy and information statements, and other information regarding issuers that file information electronically with the SEC. The SEC's website is http://www.sec.gov.

Item 1A.   RISK FACTORS

The Company faces risks in the normal course of business as it executes its strategy while demonstrating strong corporate responsibility. Global, regional, and local events could have an adverse impact on its reputation, operations, and financial performance.

Management directs a Company-wide ERM Program, with oversight from the Company's Board of Directors. The Company's Audit Committee has the delegated risk management oversight responsibility and receives updates on the risk management processes and key risk factors on a quarterly basis.

The Company, through its business unit, functional, and corporate teams, continually updates, assesses, monitors, and mitigates these and other business and compliance risks in accordance with the ERM Program as monitored by the ERM Program team and Chief Risk Officer.

The risk pillars that follow are the main risks that the ERM Program focuses on to protect and enhance shareholder value and promote socially responsible behaviors through intentional risk mitigation plans based on management-defined risk limits. The areas of risk mitigation emphasis include operational efficiencies, strategic and economic factors, geopolitical relationships, environmental, social, and governance solutions, technological advancement and threat prevention, and financial and regulatory risks.

Operational Risks

The Company is exposed to potential business disruption which could adversely affect the Company's operating results.

The assets and operations of the Company could be subject to unplanned downtime or extensive property damage and business disruption from various events which include, but are not limited to, equipment failure, raw material shortages, natural disasters, severe weather conditions, accidents, explosions, fires, or other unexpected outages. ADM is committed to resiliency but these efforts may not resolve emergencies timely or effectively, and the associated liability which could result from these risks may not always be covered by or could exceed liability insurance.

The Company's operations rely on dependable and efficient transportation services, the disruption of which could result in difficulties supplying materials to the Company's facilities and impair the Company's ability to deliver products to its customers in a timely manner. The Company relies on access to navigable rivers and waterways in order to fulfill its transportation obligations more effectively. In addition, if certain non-agricultural commodity raw materials, such as water or certain chemicals used in the Company's processing operations, are not available, the Company's business could be disrupted. Any major lack of available water for use in certain of the Company's processing operations could have a material adverse impact on operating results. Certain factors which may impact the availability of non-agricultural commodity raw materials are out of the Company's control including, but not limited to, disruptions resulting from weather, high or low river water conditions, economic conditions, manufacturing delays or disruptions at suppliers, shortage of materials, interruption of energy supply, and unavailable or poor supplier credit conditions.

Item 1A. RISK FACTORS (Continued)

Fluctuations in energy prices could affect the Company's operating results.

The Company's operating costs and the selling prices of certain finished products are sensitive to changes in energy prices. The Company's processing plants are powered principally by electricity, natural gas, and coal. The Company's transportation operations are dependent upon diesel fuel and other petroleum-based products. Significant increases in the cost or access of these items, including any consequences of regulation or taxation of greenhouse gases, could adversely affect the Company's production costs and operating results. The Company continues to use internal and external resources to identify opportunities and take action to reduce its energy intensity globally to meet its demand while mitigating the effects of climate change.

Human capital requirements may not be sufficient to effectively support global operations.

ADM's global operations function with trained individuals necessary for the processing, warehousing, and shipping of raw materials for products used in other areas of manufacturing or sold as inputs or products to third-party customers. The availability of skilled trade and production workers has been a specific focus for the United States manufacturing industry. The pandemic has put further strain on manufacturing labor amid fears of the pandemic, childcare challenges, along with the re-allocation friction resulting in some of the workforce shifts from manufacturing positions. The Company has various methods and tactics to mitigate potential shortfalls. The inability to properly staff manufacturing facilities with skilled trades and hourly labor due to a limited number of qualified resources could negatively impact operations.

The Company may fail to realize the benefits of or experience delays in the execution of its growth strategy.

As the Company executes its growth strategy, through both organic and inorganic growth, it may encounter risks which could result in increased costs, decreased revenues, and delayed synergies. Growth in new geographies outside the U.S. can expose the Company to volatile economic, political, and regulatory risks that may negatively impact its operations and ability to achieve its growth strategy. Expanding businesses where the Company has limited presence may expose the Company to risks related to the inability to identify an appropriate partner or target and favorable terms, inability to retain/hire strategic talent, or integration risks that may require significant management resources that would have otherwise been available for ongoing growth or operational initiatives. Acquisitions may involve unanticipated delays, costs, and other problems. Due diligence performed prior to an acquisition may not identify a material liability or issue that could impact the Company's reputation or adversely affect results of operations resulting in a reduction of the anticipated acquisition benefits. Additionally, acquisitions may involve integration risks such as: internal control effectiveness, system integration risks, the risk of impairment charges related to goodwill and other intangibles, ability to retain acquired employees, and other unanticipated risks.

The Company has limited control over and may not realize the expected benefits of its equity investments and joint ventures and may not be able to monetize the investments at an attractive value when the Company decides to exit the investments.

The Company has $5.5 billion invested in or advanced to joint ventures and investments over which the Company has limited control as to governance and management activities. Net sales to unconsolidated affiliates during the year ended December 31, 2022 were $7.8 billion. Risks related to these investments may include: the financial strength of the investment partner; loss of revenues and cash flows to the investment partner and related gross profit; the inability to implement beneficial management strategies, including risk management and compliance monitoring, with respect to the investment's activities; and the risk that the Company may not be able to resolve disputes with the partners. The Company may encounter unanticipated operating issues, financial results, or compliance and reputational risks related to these investments. The Company mitigates this risk using controls and policies related to joint venture formation, governance (including board of directors' representation), merger and acquisition integration management, and harmonization of joint venture policies with the Company's policies and controls.

Item 1A. RISK FACTORS (Continued)

The Company faces risks related to health epidemics, pandemics, and similar outbreaks.

While ADM has effectively managed through the risks arising from the pandemic caused by the novel coronavirus (COVID-19), and has implemented mitigation actions across global operations that have had a positive impact on its customers, employees, local communities, and other stakeholders, the Company could be materially impacted in the future if a more severe variant or other disease would arise causing disruptions far more severe than the Company has recently experienced. In such circumstances, ADM may be unable to perform fully on its contractual obligations, critical global supply chain and logistical networks may be affected, and costs and working capital needs may increase. These cost increases may not be fully recoverable or adequately covered by insurance. In addition, demand for certain products that ADM produces, particularly biofuels and ingredients that go into food and beverages that support the food services channels, could be materially impacted from a prolonged regional or global outbreak, leading to government-imposed lockdowns, quarantines, or other restrictions.

Strategic and Economic Risks

Agricultural commodities, agricultural commodity products, and non-agricultural commodity raw materials the Company procures, transports, stores, processes, and merchandises can be affected by various factors beyond the Company's control.

The availability and prices of agricultural commodities are subject to wide fluctuations, including impacts from factors outside the Company's control such as changes in market conditions, weather conditions, crop disease, plantings, government programs and policies, climate change, competition, and changes in global demand, which could adversely affect the Company's operating results. The Company uses a global network of procurement, processing, and transportation assets, as well as robust communications between global commodity merchandiser teams, to continually assess price and basis opportunities. Management-established limits (including a corporate wide value-at-risk metric), with robust internal reporting, help to manage risks in pursuit of driving performance. Additionally, the Company depends globally on agricultural producers to ensure an adequate supply of the agricultural commodities.

Reduced supply of agricultural commodities and rising costs of non-agricultural commodity raw materials could adversely affect the Company's profitability by increasing the cost of raw materials and/or limiting the Company's ability to procure, transport, store, process, and merchandise agricultural commodities and products in an efficient manner. High and volatile commodity and non-agricultural commodity prices can place more pressures on short-term working capital funding. Conversely, if supplies are abundant and crop production globally outpaces demand for more than one or two crop cycles, price volatility is somewhat diminished. This could result in reduced operating results due to the lack of supply chain dislocations and reduced market spread and basis opportunities.

The Company has certain finished products, such as ethanol and biodiesel, which are closely related to, or may be substituted for, petroleum products, or in the case of ethanol, blended into gasoline to increase octane content. Therefore, the selling prices of ethanol and biodiesel can be impacted by the selling prices of gasoline, diesel fuel, and other octane enhancers. A significant decrease in the price of gasoline, diesel fuel, or other octane enhancers could result in a significant decrease in the selling price of the Company's ethanol and biodiesel. The Company uses derivative contracts as anticipatory hedges for both purchases of commodity inputs and sales of energy-based products in order to protect itself in the near term against these price trends and to protect and maximize processing margins.

Item 1A.   RISK FACTORS (Continued)

The Company is subject to economic downturns and regional economic volatilities, which could adversely affect the Company's operating results.

The Company conducts its business and has substantial assets located in many countries and geographic areas. While 64 percent of the Company's long-lived assets are located in the United States, the Company also has significant operations in both developed areas (such as Western Europe, Canada, and Brazil) and emerging market areas. One of the Company's strategies is to expand the global reach of its core model, which may include expanding or developing its business in emerging market areas. Both developed and emerging market areas are subject to impacts of economic downturns, including decreased demand for the Company's products, and reduced availability of credit, or declining credit quality of the Company's suppliers, customers, and other counterparties. In addition, emerging market areas could be subject to more volatile operating conditions including, but not limited to, logistics limitations or delays, labor-related challenges, epidemic outbreaks and economic recovery, limitations or regulations affecting trade flows, local currency concerns, and other economic and political instability. Political fiscal instability could generate intrusive regulations in emerging markets, potentially creating unanticipated assessments of taxes, fees, increased risks of corruption, etc. Economic downturns and volatile market conditions could adversely affect the Company's operating results and ability to execute its long-term business strategies, although the nature of many of the Company's products (i.e. food and feed ingredients) is less sensitive to demand reductions in any economic downcycles. The Company mitigates this risk in many ways, including country risk and exposure analysis, government relations and tax compliance activities, and robust ethics compliance training requirements.

The Company has significant competition in the markets in which it operates and is subject to industry-specific risks which could adversely affect the Company's operating results.

The Company faces significant competition in each of its businesses and has numerous competitors, who can be different depending upon each of the business segments in which it participates. The Company competes for the acquisition of inputs such as raw materials, transportation services, and other materials and supplies, as well as for workforce and talent. Competition impacts the Company's ability to generate and increase its gross profit as a result of the following factors: Pricing of the Company's products is partly dependent upon industry processing capacity, which is impacted by competitor actions to bring idled capacity on-line, build new production capacity or execute aggressive consolidation; many of the products bought and sold by the Company are global commodities or are derived from global commodities that are highly price competitive and, in many cases, subject to substitution; significant changes in exchange rates of foreign currencies versus the U.S. dollar, particularly the currencies of major crop growing countries, could also make goods and products of these countries more competitive than U.S. products; improved yields in different crop growing regions may reduce the reliance on origination territories in which the Company has a significant presence; and continued merger and acquisition activities resulting in further consolidations could result in greater cost competitiveness and global scale of certain players in the industry, especially when acquirers are state-owned and/or backed by public funds and have profit and return objectives that may differ from publicly traded enterprises. To compete effectively, the Company focuses on safely improving efficiency in its production and distribution operations, developing and maintaining appropriate market presence, maintaining a high level of product safety and quality, supporting socially responsible and sustainable practices, promoting environmental responsibility, and working with customers to develop new products and tailored solutions.

The Company is subject to industry-specific risks which include, but are not limited to: launch of new products by other industries that can replace the functionalities of the Company's production; shifting consumer preferences; and product safety and quality. In the case of the Nutrition business, while maintaining efficient and cost-effective operations are important, the ability to drive innovation and develop quality nutritional and wellness solutions for human and animal needs are key factors to remain competitive in the nutrition market. Certain of the Company's merchandised commodities and finished products are used as ingredients in livestock and poultry feed. The Company is subject to risks associated with economic, product quality, feed safety or other factors which may adversely affect the livestock and poultry businesses, including the outbreak of disease in livestock and poultry, for example African swine fever, which could adversely affect demand for the Company's products used as ingredients in feed. In addition, ADM's increased investment in the flavors and ingredients businesses exposes the Company to increased risks related to rapidly changing consumer preferences and the impacts these changes could have on the success of certain of the Company's customers. The Company continually assesses opportunities and demand in various regions.

Item 1A.   RISK FACTORS (Continued)

The Company's risk management strategies may not be effective.

The Company has a Chief Risk Officer who oversees the ERM Program and regularly reports to the Board of Directors on the myriad of risks facing the Company and the Company's strategies for mitigating those risks. The Company's business is affected by fluctuations in agricultural commodity cash prices and derivative prices, transportation costs, energy prices, interest rates, foreign currency exchange rates, and equity markets. The Company monitors position limits and counterparty risks and engages in other strategies and controls to manage these risks. The Company regularly reports its aggregate commodity risk exposures to the Board of Directors through the ERM process. The Company has an established commodity merchandising governance process that ensures proper position reporting and monitoring, limits approvals, and executes training on trade compliance, commodity regulatory reporting controls, and other policies. The Company's risk monitoring efforts may not be successful at detecting a significant risk exposure. If these controls and strategies are not successful in mitigating the Company's exposure to these fluctuations, it could adversely affect the Company's operating results.

Environmental, Social, and Governance Risks

The Company may be impacted by carbon emission regulations in multiple regions throughout the globe.

The production of the Company's products uses materials that can create emissions of certain regulated substances, including GHG emissions. Such regulated emissions also include indirect emissions that occur in the value chain as the result of activities from assets now owned or controlled by the Company. A number of jurisdictions where the Company has operations have implemented or are in the process of implementing carbon pricing programs or regulations to reduce GHG emissions impacting climate change and rising sea levels including, but not limited to, the United States, Canada, Mexico, the European Union and its member states, and China. In particular, the State of Illinois recently enacted legislation intended to eliminate carbon emissions by 2050. The Company's operations located in countries with effective and applicable carbon pricing and regulatory programs, currently meet their obligations in this regard with no significant impact on the earnings and competitive position of the Company. It is difficult at this time to estimate the likelihood of passage, or predict the potential impact, of any additional legislation, regulations or agreements. Potential consequences of new obligations could include increased energy, transportation, raw material, and administrative costs, and may require the Company to make additional investments in its facilities and equipment. The Company has policies in place and has integrated climate specific risk into the enterprise programs and is identifying opportunities through mitigation efforts to expand responsible practices towards reducing its environmental footprint in a sustainable manner while ensuring compliance with laws and regulations.

Food or feed risks derived from quality issues or off label product usage, occupational health and safety issues, and ineffective diversification programs may expose the Company to certain regulatory or reputational risks.

The Company is subject to federal, state, and local regulations on manufacturing or labeling; socially acceptable and sustainable farming practices; environmental, health, and safety regulations; and customer product liability claims. The liability which could result from certain of these risks may not always be covered by, or could exceed liability insurance related to product liability and food safety matters maintained by the Company. The Company has a particularly strong capability and culture around occupational health and safety and food safety; however, risks to the Company's reputation may exist due to potential negative publicity caused by product liability, food safety, occupational health and safety, workforce diversity, and environmental matters. The Company is continuing to further diversity throughout the organization and deploy additional food safety and security procedures and controls to appropriately mitigate the risks of any adulteration of the Company's products in the supply chain and finished products in production and distribution networks. In addition, the Company conforms to management systems, such as the International Organization for Standardization or other recognized global standards.

The Company's sustainable practices require oversight and robust monitoring requirements.

The Company has programs and policies in place (e.g., Corporate Sustainability Program; Commitment to Protecting Forests, Biodiversity and Communities; Environmental Policy; Strive 35 environmental goals; etc.) to expand responsible practices while reducing its environmental footprint and to help ensure compliance with laws and regulations. Implementation of these programs and policies sometimes requires the acquisition of technology or capital investments at a cost to the Company. Failure to comply with laws and regulations can have serious consequences, including civil, administrative, and criminal penalties as well as a negative impact on the Company's reputation, business, cash flows, and results of operations.

Item 1A.   RISK FACTORS (Continued)

Financial Risks

Limitations on access to external financing could adversely affect the Company's operating results due to its capital-intensive nature.

The Company requires significant capital, including continuing access to credit markets, to operate its current business and fund its growth strategy. The Company's working capital requirements, including margin requirements on open positions on futures exchanges, are directly affected by the price of agricultural commodities, which may fluctuate significantly and change quickly. The Company also requires substantial capital to maintain and upgrade its extensive network of storage facilities, processing plants, refineries, mills, ports, transportation assets, and other facilities to keep pace with competitive developments, technological advances, regulations, and changing safety standards in the industry. Moreover, the expansion of the Company's business and pursuit of acquisitions or other business opportunities may require significant amounts of capital. Access to credit markets and pricing of the Company's capital is dependent upon maintaining sufficient credit ratings from credit rating agencies. Strong credit ratings allow the Company to access cost competitive tier one commercial paper markets. If the Company is unable to maintain sufficiently high credit ratings, access to these commercial paper and other debt markets and costs of borrowings could be adversely affected. If the Company is unable to generate sufficient cash flow or maintain access to adequate external financing, including as a result of significant disruptions in the global credit markets, it could restrict the Company's current operations and its growth opportunities. The Company manages this risk with constant monitoring of credit/liquidity metrics, cash forecasting, and routine communications with credit rating agencies regarding risk management practices and diversifying sources of liquidity.

Geopolitical Risks

The Company faces risks related to international conflicts, acts of terrorism or war, or other geopolitical events, such as the conflict in Ukraine, and related sanctions and other economic disruptions.

ADM's assets and operations could be subject to extensive property damage and business disruption from geopolitical conflicts, acts of terrorism (e.g. purposeful adulteration of the Company's products), and war. The assets and operations located in the region affected by the conflict in Ukraine are at an increased risk to property damage, inventory loss, business disruption, and expropriation. The conflict could continue to impact global margins due to increased commodity, energy, and input costs. The Black Sea region is a major exporter of wheat and corn to the world, and the disruption of supply could cause volatility in prices and margins of these commodities and related products. In addition to ADM's operations, one of the Company's joint ventures is also exposed to the same risks. While the Company has a robust trade sanctions compliance program, there is a risk that ADM and its related parties could trade with a sanctioned partner due to the number of sanctions taken against Russia. The Company may also face increased cyber risk given that Russia is known to have extensive capabilities to engage in cyber attacks. Trade receivables may be at risk of higher defaults, and other third-party risks could affect ADM's ability to obtain inputs if suppliers are unable to perform or face insolvency, as certain supplies may not be attainable due to sanctions and/or restrictions on cross-border payment transactions. The Company could be materially impacted if, in the worst-case scenario, the conflict advances to other countries. In such circumstances, trade policies and the Company's critical global supply chain and logistical networks could be affected, impairing the Company's ability to satisfy contractual obligations and impacting working capital requirements. Insurance may not adequately cover these risks. In addition, provisions for certain products that ADM produces, particularly those that support the food services channels, could be materially impacted. The Company continues to monitor the conflict in Ukraine along with other political tensions and evaluate alternatives to mitigate the impacts of these risks.

Item 1A.   RISK FACTORS (Continued)

Political instability and changes in trade policies could negatively impact the Company's financial results.

The Company's operating results could be affected by political instability and by changes in monetary, fiscal, trade, and environmental policies, laws, regulations, and acquisition approvals, creating risks including, but not limited to: changes in a country's or region's economic or political conditions, local labor conditions and regulations, and safety and environmental regulations; reduced protection of intellectual property rights; changes in the regulatory or legal environment; restrictions on currency exchange activities; currency exchange fluctuations; burdensome taxes and tariffs; enforceability of legal agreements and judgments; adverse tax, administrative agency or judicial outcomes; and regulation or taxation of greenhouse gases. International risks and uncertainties, including changing social and economic conditions as well as terrorism, political hostilities, and war, could limit the Company's ability to transact business in these markets. The Company has historically benefited from the free flow of agricultural and food and feed ingredient products from the U.S. and other sources to markets around the world. Increases in tariff and restrictive trade activities around the world (e.g., the U.S.-China trade relations dispute, Iran sanctions) could negatively impact the Company's ability to enter certain markets or the price of products may become less competitive in those markets.

Technological Risks

Information technology (IT) systems are subject to interruptions or failures which may affect the Company's ability to conduct its business.

The Company's operations rely on certain key IT systems, some of which are dependent on services provided by third parties, to provide critical data connectivity, information, and services for internal and external users. These interactions include, but are not limited to: ordering and managing materials from suppliers; risk management activities; converting raw materials to finished products; inventory management; shipping products to customers; processing transactions; summarizing and reporting financial results of operations; human resources benefits and payroll management; and complying with regulatory, legal or tax requirements. The Company is implementing a new enterprise resource planning (ERP) system and integrating it with various third party service providers on a worldwide basis as part of its ongoing business transformation program, which is improving the efficiency and effectiveness of certain financial and business transaction processes and the underlying systems environment. This will mitigate the instability of aging legacy systems and manual processes.

The Company's IT systems, processes, and sites may suffer cyber security breaches, which could expose the Company to operational and various regulatory risks.

Increased IT security and social engineering threats and more sophisticated computer crime, including advanced persistent threats, pose a potential risk to the security of the Company's IT systems, networks, and services, as well as the confidentiality, availability, and integrity of the Company's third party data. The Company is subject to a variety of laws and regulations in the United States and other jurisdictions regarding privacy, data protection, and data security, including those related to the collection, storage, handling, use, disclosure, transfer, and security of personal data. Compliance with and interpretation of various data privacy regulations continue to evolve and any violation could subject the Company to legal claims, regulatory penalties, and damage to its reputation. The Company has put in place security measures to prevent, detect, and mitigate cyber-based attacks, and has instituted control procedures for cybersecurity incident responses and disaster recovery plans for its critical systems. In addition, the Company monitors this risk on an ongoing basis to detect and correct any breaches, and reports metrics on the quality of the Company's data security efforts and control environment to the highest level of management and to the Board of Directors. However, if the Company's IT systems are breached, damaged, or cease to function properly due to any number of causes, such as catastrophic events, power outages, security breaches, or cyber-based attacks, and the Company's disaster recovery plans do not effectively mitigate the risks on a timely basis, the Company may suffer significant interruptions in its ability to manage its operations, loss of valuable data, actual or threatened legal actions, and damage to its reputation, which may adversely impact the Company's revenues, operating results, and financial condition.

Item 1A.   RISK FACTORS (Continued)

Regulatory Risks

The Company is subject to numerous laws, regulations, and mandates globally which could adversely affect the Company's operating results and forward strategy.

The Company does business globally, connecting crops and markets in over 190 countries, and is required to comply with laws and regulations administered by the United States federal government as well as state, local, and non-U.S. governmental authorities in numerous areas including: accounting and income taxes, anti-corruption, anti-bribery, global trade, trade sanctions, privacy and security, environmental, product safety, and handling and production of regulated substances. The Company frequently faces challenges from U.S. and foreign tax authorities regarding the amount of taxes due including questions regarding the timing, amount of deductions, the allocation of income among various tax jurisdictions, and further risks related to changing tax laws domestically and globally. Any failure to comply with applicable laws and regulations or appropriately resolve these challenges could subject the Company to administrative, civil, and criminal remedies, including fines, penalties, disgorgement, injunctions, and recalls of its products, and damage to its reputation.

Regulations specifically affecting the agricultural sector and related industries; regulatory policies or matters that affect a variety of businesses; and taxation polices could adversely affect the Company's operating results.

Agricultural production and trade flows are subject to government policies, mandates, regulations, and trade agreements, including taxes, tariffs, duties, subsidies, incentives, foreign exchange rates, and import and export restrictions, including policies related to genetically modified organisms, traceability standards, sustainable practices, product safety and labeling, renewable fuels, and low carbon fuel mandates. These policies can influence the planting of certain crops; the location and size of crop production; whether unprocessed or processed commodity products are traded; the volume and types of imports and exports; the availability and competitiveness of feedstocks as raw materials; the viability and volume of production of certain of the Company's products; and industry profitability. For example, changes in government policies or regulations of ethanol and biodiesel including, but not limited to, changes in the Renewable Fuel Standard program under the Energy Independence and Security Act of 2007 in the United States, including the treatment of small refinery exemptions, can have an impact on the Company's operating results. International trade regulations can adversely affect agricultural commodity trade flows by limiting or disrupting trade between countries or regions. Regulations of financial markets and instruments, including the Dodd-Frank Act, Consumer Protection Act, and the European Market Infrastructure Regulation, create uncertainty and may lead to additional risks and costs, and could adversely affect the Company's futures commission merchant business and its agricultural commodity risk management practices. Future government policies may adversely affect the supply of, demand for, and prices of the Company's products; adversely affect the Company's ability to deploy adequate hedging programs; restrict the Company's ability to do business in its existing and target markets; and adversely affect the Company's revenues and operating results.

The Company's strategy involves expanding the volume and diversity of crops it merchandises and processes, expanding the global reach of its core model, expanding its value-added product portfolio, and expanding the sustainable agriculture programs and partnerships it participates in. Government policies including, but not limited to, antitrust and competition law, trade restrictions, food safety regulations, sustainability requirements, and traceability, can impact the Company's ability to execute this strategy successfully.

Item 1B.   UNRESOLVED STAFF COMMENTS

The Company has no unresolved staff comments.

Item 2.   PROPERTIES

The Company's operations are such that most products are efficiently processed near the source of raw materials. Consequently, the Company has many plants strategically located in agricultural commodity producing areas. The annual volume of commodities processed will vary depending upon availability of raw materials and demand for finished products. The Company also owns approximately 160 warehouses and terminals primarily used as bulk storage facilities and has 64 innovation centers. Processing plants and procurement facilities owned or leased by unconsolidated joint ventures are not included in the tables below.

Item 2.   PROPERTIES (Continued)

To enhance the efficiency of transporting large quantities of raw materials and finished products between the Company's procurement facilities and processing plants and also the final delivery of products to its customers around the world, the Company owns approximately 1,800 barges, 10,000 rail cars, 240 trucks, 1,200 trailers, 120 boats, and 3 oceangoing vessels; and leases, under operating leases, approximately 700 barges, 20,000 rail cars, 380 trucks, 500 trailers, 22 boats, and 24 oceangoing vessels.

The daily capacities of the processing plants and storage capacities of the procurement facilities that the Company owns or leases, under operating leases, are as follows:

| | Ag Services and Oilseeds Processing Facilities (in 1,000s metric tons) | | | | |
| | Owned | | | | Leased |
	Ag Services	Crushing	Refined Products and Other	Total	Crushing
North America	2	60	18	80	—
South America	—	20	10	30	1
Europe	—	34	15	49	—
Asia	—	1	—	1	1
Total daily capacity	2	115	43	160	2

| | Ag Services and Oilseeds Procurement Facilities (in 1,000s metric tons) | | | | | | | |
| | Owned | | | | Leased | | | |
	Ag Services	Crushing	Refined Products and Other	Total	Ag Services	Crushing	Refined Products and Other	Total
North America	12,388	283	830	13,501	813	—	181	994
South America	2,119	60	—	2,179	1,034	—	—	1,034
Europe	1,385	287	—	1,672	—	—	—	—
Asia	—	—	—	—	130	81	—	211
Total storage capacity	15,892	630	830	17,352	1,977	81	181	2,239

| | Carbohydrate Solutions Processing Plants (in 1,000s metric tons) | | | |
| | Owned | | | Leased |
	Starches & Sweeteners	Vantage Corn Processors	Total	Starches & Sweeteners
North America	72	17	89	—
Europe	6	—	6	1
Total daily capacity	78	17	95	1

Item 2.   PROPERTIES (Continued)

	Carbohydrate Solutions Procurement Facilities (in 1,000s metric tons)	
	Owned	Leased
	Starches & Sweeteners	Starches & Sweeteners
North America	588	86
Europe	—	18
Total storage capacity	588	104

	Nutrition Processing Plants (in 1,000s metric tons)					
	Owned			Leased		
	Human Nutrition	Animal Nutrition	Total	Human Nutrition	Animal Nutrition	Total
North America	80	5	85	25	50	75
South America	—	3	3	2	—	2
Europe	2	8	10	1	—	1
Asia	—	3	3	—	10	10
Total daily capacity	82	19	101	28	60	88

	Nutrition Procurement Facilities (in 1,000s metric tons)			
	Owned			Leased
	Human Nutrition	Animal Nutrition	Total	Human Nutrition
North America	316	28	344	2
Total storage capacity	316	28	344	2

Item 3.   LEGAL PROCEEDINGS

The Company is routinely involved in a number of actual or threatened legal actions, including those involving alleged personal injuries, employment law, product liability, intellectual property, environmental issues, alleged tax liability (see Note 13 in Item 8 for information on income tax matters), and class actions. The Company also routinely receives inquiries from regulators and other government authorities relating to various aspects of its business, and at any given time, the Company has matters at various stages of resolution. The outcomes of these matters are not within the Company's complete control and may not be known for prolonged periods of time. In some actions, claimants seek damages, as well as other relief, including injunctive relief, that could require significant expenditures or result in lost revenues. In accordance with applicable accounting standards, the Company records a liability in its consolidated financial statements for material loss contingencies when a loss is known or considered probable and the amount can be reasonably estimated. If the reasonable estimate of a known or probable loss is a range, and no amount within the range is a better estimate than any other, the minimum amount of the range is accrued. If a material loss contingency is reasonably possible but not known or probable, and can be reasonably estimated, the estimated loss or range of loss is disclosed in the notes to the consolidated financial statements. When determining the estimated loss or range of loss, significant judgment is required to estimate the amount and timing of a loss to be recorded. Estimates of probable losses resulting from litigation and governmental proceedings involving the Company are inherently difficult to predict, particularly when the matters are in early procedural stages, with incomplete facts or legal discovery; involve unsubstantiated or indeterminate claims for damages; potentially involve penalties, fines, disgorgement, or punitive damages; or could result in a change in business practice. See Note 20 in Item 8 for information on the Company's legal proceedings.

Item 4.   MINE SAFETY DISCLOSURES

None.

PART II

Item 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Common Stock Market

The Company's common stock is listed and traded on the New York Stock Exchange under the trading symbol "ADM".

The number of registered stockholders of the Company's common stock at December 31, 2022, was 8,153.

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased (1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program (2)	Number of Shares Remaining to be Purchased Under the Program (2)
October 1, 2022 to October 31, 2022	115,433	$ 94.162	115,433	90,369,676
November 1, 2022 to November 30, 2022	837,596	94.786	835,430	89,534,246
December 1, 2022 to December 31, 2022	1,722,577	92.864	1,722,241	87,812,005
Total	2,675,606	$ 93.522	2,673,104	87,812,005

(1) Total shares purchased represent those shares purchased in the open market as part of the Company's publicly announced stock repurchase program described below, shares received as payment for the exercise price of stock option exercises, and shares received as payment for the withholding taxes on vested restricted stock awards. During the three-month period ended December 31, 2022, there were 2,502 shares purchased in the open market or shares received as payments for the exercise price of stock option exercises and withholding taxes on vested restricted stock awards.

(2) On November 5, 2014, the Company's Board of Directors approved a stock repurchase program authorizing the Company to repurchase up to 100,000,000 shares of the Company's common stock during the period commencing January 1, 2015 and ending December 31, 2019. On August 7, 2019, the Company's Board of Directors approved the extension of the stock repurchase program through December 31, 2024 and the repurchase of up to an additional 100,000,000 shares under the extended program.

Item 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES (Continued)

Performance Graph

The graph below compares the Company's common stock with those of the S&P 500 Index and the S&P Consumer Staples Index. The graph assumes an initial investment of $100 on December 31, 2017 and assumes all dividends have been reinvested through December 31, 2022.

COMPARISON OF 60 MONTH CUMULATIVE TOTAL RETURN
Among Archer Daniels Midland Company (ADM), the S&P 500 Index, and the S&P Consumer Staples Index



Index Data: Copyright Standard and Poor's, Inc. Used with permission. All rights reserved.

Item 6.   [RESERVED]

The consolidated financial statements presented in Item 8 herein reflect immaterial revisions to certain line items in the consolidated statements of earnings and statements of cash flows presented in the Company's press release filed on January 26, 2023 announcing fourth quarter and annual results for the quarter and year ended December 31, 2022. The revisions to the consolidated statements of earnings did not impact gross profit and earnings before income taxes, and the revisions to the consolidated statements of cash flows did not impact net cash provided by operating activities. Further, these revisions did not affect the consolidated statements of comprehensive income (loss), balance sheets, and statements of shareholders' equity.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This MD&A should be read in conjunction with the accompanying consolidated financial statements.

The Company's recent significant portfolio actions and announcements include:
- the acquisition in February 2022 of Comhan, a leading South African flavor distributor;
- the announcement in April 2022 of a growth investment in the Company's oilseed facility in Mainz, Germany, which is expected to be completed in the third quarter of 2023;
- the announcement in April 2022 of a $300 million investment in Decatur, Illinois to expand alternative protein production and the opening of a new, state-of-the-art protein innovation center, which is expected to be completed in the first quarter of 2025;
- the announcement in April 2022 of a commitment to achieve 100% deforestation-free supply chains by 2025, five years earlier than previously targeted;
- the announcement in May 2022 to significantly expand starch production at the Company's Marshall, Minnesota facility, which is expected to be completed in the second half of 2023;
- the announcement in May 2022 of five projects funded with support from ADM, in partnership with the U.S. Department of Agriculture's Natural Resources Conservation Service, to provide farmers with technical and financial resources to help plant cover crop on half a million acres;
- the announcement in June 2022 of the signing of a memorandum of understanding with Bayer, a global enterprise with core competencies in the life science fields of healthcare and agriculture, to build and implement a sustainable crop protection model to soybean farmers in India;
- the announcement in July 2022 of the signing of an agreement with Farmers Business Network (FBN) to expand availability of FBN's leading-edge digital farm business management platform, Gradable, to ADM's network of farmers across North America, offering 55,000 growers a comprehensive digital solution to manage their businesses and measure sustainable production data;
- the announcement in August 2022 of the official inauguration of ScaleUp Bio, a joint venture with Nurasa (formerly Asia Sustainable Foods Platform), a company focused on accelerating the commercialization of sustainable foods in Asia. ScaleUp Bio is the first company in Singapore to provide contract development and manufacturing organization services for precision fermentation for food applications;
- the announcement in August 2022 of a long-term strategic partnership with Benson Hill, Inc., a food tech company unlocking the natural genetic diversity of plants, to scale innovative high-protein soy ingredients that will help meet the rapidly growing demand for plant-based proteins;
- the announcement in August 2022 of the launch of two joint ventures, GreenWise Lactic and LG Chem Illinois Biochem, with LG Chem, a leading global diversified chemical company, for the U.S. production of lactic acid and polylactic acid to meet growing demand for a wide variety of plant-based products, including bioplastics;
- the announcement in August 2022 of a strategic partnership with New Culture, a pioneering animal-free dairy company, to accelerate the development and commercialization of alternative dairy products;
- the opening in September 2022 of the Company's first Science and Technology Center in China that will leverage its unparalleled research and development, technology, and product innovation capabilities to spur high-quality development in the nutrition and health industry and meet growing and evolving needs in China and Asia Pacific;
- the announcement in September 2022 of a seven-and-a-half-year strategic commercial agreement with PepsiCo to collaborate closely on projects that aim to significantly expand regenerative agriculture across their shared North American supply chains;
- the opening in September 2022 of a new extrusion facility in Serbia that will further expand ADM's footprint in Europe, extending its production of non-GMO textured soy to include vital origination and extrusion capabilities;
- the opening in November 2022 of a new North America Microbiology Laboratory at the ADM Specialty Manufacturing Facility in Decatur, Illinois, which doubles ADM's current microbiology laboratory footprint and reflects a significant expansion of its testing capabilities, as well as its footprint in the Decatur community; and

- the announcement in November 2022 of the signing of the Agri-Commodity Sector Roadmap, an agreement which aims to remove deforestation from supply chains by 2025 while protecting global food systems and producer livelihoods, an important step toward putting the global economy on a 1.5C trajectory through forest positive action

Sustainability is a key driver of ADM's expanding portfolio of environmentally responsible, plant-derived products. Consumers today increasingly expect their food and drink to come from sustainable ingredients, produced by companies that share their values and ADM is continually finding new ways to meet those needs through its portfolio actions.
The Company's strategic transformation is focused on three strategic pillars: Productivity, Innovation, and Culture.

The Productivity pillar includes (1) advancing the roles of the Company's Centers of Excellence in procurement, supply chain, and operations to deliver additional efficiencies across the enterprise; (2) continued roll out of the 1ADM business transformation program and implementation of improved standardized business processes; and (3) increased use of technology, analytics, and automation at production facilities, in offices, and with customers.

Innovation activities include expansions and investments in (1) improving the customer experience, including leveraging producer relationships and enhancing the use of state-of-the-art digital technology to help customers grow; (2) sustainability-driven innovation, which encompasses the full range of products, solutions, capabilities, and commitments to serve customers' needs; and (3) growth initiatives, including organic growth to support additional capacity and meet growing demand, and mergers and acquisitions opportunities.

The Culture pillar focuses on enabling collaboration, teamwork, and agility from process standardization and digitalization and ADM's DE&I work which brings new perspectives and expertise to the Company's decision-making.

ADM will support the three pillars with investments in technology, which include expanding digital capabilities and investing further in product research and development. All of these efforts will continue to be strengthened by the Company's ongoing commitment to Readiness.

Operating Performance Indicators

The Company's Ag Services and Oilseeds operations are principally agricultural commodity-based businesses where changes in selling prices move in relationship to changes in prices of the commodity-based agricultural raw materials. As a result, changes in agricultural commodity prices have relatively equal impacts on both revenues and cost of products sold. Therefore, changes in revenues of these businesses do not necessarily correspond to the changes in margins or gross profit. Thus, gross margins per volume or metric ton are more meaningful than gross margins as percentage of revenues.

The Company's Carbohydrate Solutions operations and Nutrition businesses also utilize agricultural commodities (or products derived from agricultural commodities) as raw materials. However, in these operations, agricultural commodity market price changes do not necessarily correlate to changes in cost of products sold. Therefore, changes in revenues of these businesses may correspond to changes in margins or gross profit. Thus, gross margin rates are more meaningful as a performance indicator in these businesses.

The Company has consolidated subsidiaries in more than 70 countries. For the majority of the Company's subsidiaries located outside the United States, the local currency is the functional currency except certain significant subsidiaries in Switzerland where Euro is the functional currency, and Brazil and Argentina where U.S. dollar is the functional currency. Revenues and expenses denominated in foreign currencies are translated into U.S. dollars at the weighted average exchange rates for the applicable periods. For the majority of the Company's business activities in Brazil and Argentina, the functional currency is the U.S. dollar; however, certain transactions, including taxes, occur in local currency and require remeasurement to the functional currency. Changes in revenues are expected to be correlated to changes in expenses reported by the Company caused by fluctuations in the exchange rates of foreign currencies, primarily the Euro, British pound, Canadian dollar, and Brazilian real, as compared to the U.S. dollar.

Item 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

The Company measures its performance using key financial metrics including net earnings, gross margins, constant currency revenue and operating profit, segment operating profit, adjusted segment operating profit, earnings before interest, taxes, depreciation, and amortization (EBITDA), adjusted EBITDA, manufacturing expenses, selling, general, and administrative expenses, return on invested capital, economic value added, and operating cash flows before working capital. The Company's financial results can vary significantly due to changes in factors such as fluctuations in energy prices, weather conditions, crop plantings, government programs and policies, trade policies, changes in global demand, general global economic conditions, changes in standards of living, and global production of similar and competitive crops. Due to these unpredictable factors, the Company undertakes no responsibility for updating any forward-looking information contained within "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Operations in Ukraine and Russia

ADM employs approximately 640 people in Ukraine and operates an oilseeds crushing plant, a grain port terminal, inland and river silos, and a trading office. Most of the facilities have been temporarily idled since February 24, 2022, some of which were brought back online during the quarter ended September 30, 2022, due in part to the opening of the Black Sea grain export corridor. The Company's footprint in Russia is limited to operations related to the production and transport of essential food commodities and ingredients.

On February 24, 2022, Russian troops invaded Ukraine. While the Company's Ukraine and Russian operations have historically represented less than 1.0% of consolidated revenues, the direct and indirect impacts of the ongoing military action could negatively affect ADM's future operating results. The conflict in Ukraine has created disruptions in global supply chains and has created dislocations of key agricultural commodities. The indirect impact of these dislocations on the Company's operating results will be a function of a number of variables including supply and demand responses from the rest of the world as well as the length of the conflict and the condition of the agricultural industry and export infrastructure after the conflict ends. For more information, refer to Part I, Item 1A, "Risk Factors".

As of December 31, 2022, ADM's assets in Ukraine consisted primarily of current assets that were less than 1% of the Company's total current assets and an immaterial amount of non-current assets. Of the total current assets in Ukraine, majority related to inventories that represented less than 1% of ADM's total inventories.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

This section of the Form 10-K generally discusses 2022 and 2021 items and year-to-year comparisons between 2022 and 2021. Discussions of 2020 items and year-to-year comparisons between 2021 and 2020 are not included in this Form 10-K, and can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2021.

Market Factors Influencing Operations or Results in the Twelve Months Ended December 31, 2022

The Company is subject to a variety of market factors which affect the Company's operating results. In Ag Services and Oilseeds, strong global demand continued due to a short crop in South America. The conflict in Ukraine resulted in even tighter global stocks of commodities and created high volatility, which had a positive impact on North and South American origination prices. Global Trade results were driven by market disconnects, tight supply, strong destination marketing margins, and firm ocean freight rates. North American origination was negatively impacted by weather-related supply disruption and delayed planting and lower river levels. Crushing margins continued to benefit from strong protein and renewable diesel demand and tight oilseeds stocks. In Refined Products and Other, margins were driven by strong oil demand and tight supply with volatile energy markets driving up biodiesel margins. In Carbohydrate Solutions, demand for starches and sweeteners was solid with margins remaining steady despite higher input costs. Ethanol demand for domestic gasoline was lower, in part due to high gas prices, while export demand remained strong, driven by favorable blending economics and government incentives. Corn milling margins benefited from strong co-product results, as prices for oil and feed products rose in line with higher underlying corn prices. Corn costs were volatile and higher, in part due to a relatively low projected corn stocks-to-use ratio and uncertainty caused by the conflict in Ukraine. Nutrition benefited from overall strong demand in various food, beverage, and dietary supplement categories. In Human Nutrition, demand for flavors, flavor systems, specialty proteins, bioactives, and fibers was strong, but higher energy, transportation, and raw material costs, and a strong U.S. dollar adversely impacted results. In Animal Nutrition, amino acids pricing and margins improved due to a tighter global supply environment but the devaluation of certain currencies, a bird flu outbreak, and weak demand in other product lines, with some premix and additives customers cutting products out of formulation due to increased ingredient, freight, and energy costs, adversely impacted results. Increased competition in Brazil also contributed to the weak demand in that country. ADM's productivity initiatives are improving the Company's capabilities to help mitigate the impact of inflation.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Net earnings attributable to controlling interests increased 60% or $1.6 billion, to $4.3 billion. Segment operating profit increased 41% or $1.9 billion, to $6.5 billion, and included a net charge of $100 million consisting of charges totaling $147 million related to the impairment of certain assets, restructuring, and contingencies/settlements, partially offset by gains on the sale of certain assets of $47 million. Included in segment operating profit in the prior year was a net charge of $136 million consisting of charges totaling $213 million related to the impairment of certain assets, restructuring, and settlement, partially offset by gains on the sale of ethanol and certain other assets of $77 million. Adjusted segment operating profit (a non-GAAP measure) increased $1.9 billion to $6.6 billion due primarily to higher results in most businesses except in Vantage Corn Processors. Corporate results in the current year were a net charge of $1.3 billion and included a mark-to-market gain of $9 million on the conversion option of the exchangeable bonds issued in August 2020. Corporate results in the prior year were a net charge of $1.3 billion and included a pension settlement charge of $83 million, loss on debt extinguishment of $36 million, a mark-to-market gain of $19 million on the conversion option of the exchangeable bonds issued in August 2020, acquisition-related expenses of $7 million, and a restructuring charge of $4 million.

Income taxes of $868 million increased $290 million. The Company's effective tax rate for 2022 was 16.6% compared to 17.4% for 2021. The change in the rate was due primarily to changes in the geographic mix of pretax earnings and the impact of discrete tax items.

Analysis of Statements of Earnings

Processed volumes by product for the years ended December 31, 2022 and 2021 are as follows (in metric tons):

(In thousands)	2022	2021	Change
Oilseeds	**32,952**	35,125	(2,173)
Corn	**18,558**	19,126	(568)
Total	**51,510**	54,251	(2,741)

The Company generally operates its production facilities, on an overall basis, at or near capacity, adjusting facilities individually, as needed, to react to the current margin environment and seasonal local supply and demand conditions. The overall decrease in oilseeds processed volumes was primarily related to decreased crush rates resulting from the decline in seeds availability, a temporarily idled facility in Paraguay due to crop failure, weather-related challenges, and the indefinite shutdown of a Ukraine facility since February 2022. The overall decrease in corn processed volumes was primarily related to reduced volumes of fuel alcohol due to market conditions, the sale of the Peoria, Illinois facility in November 2021, and logistical challenges surrounding railcar availability since the second quarter of 2022.

Revenues by segment for the years ended December 31, 2022 and 2021 are as follows:

(In millions)		2022		2021		Change
Ag Services and Oilseeds						
Ag Services	$	53,181	$	45,017	$	8,164
Crushing		13,139		11,368		1,771
Refined Products and Other		13,243		10,662		2,581
Total Ag Services and Oilseeds		79,563		67,047		12,516
Carbohydrate Solutions						
Starches and Sweeteners		10,251		7,611		2,640
Vantage Corn Processors		3,710		3,499		211
Total Carbohydrate Solutions		13,961		11,110		2,851
Nutrition						
Human Nutrition		3,769		3,189		580
Animal Nutrition		3,867		3,523		344
Total Nutrition		7,636		6,712		924
Other Business		396		380		16
Total Other Business		396		380		16
Total	$	101,556	$	85,249	$	16,307

Revenues and cost of products sold in agricultural merchandising and processing businesses are significantly correlated to the underlying commodity prices and volumes. In periods of significant changes in market prices, the underlying performance of the Company is better evaluated by looking at margins since both revenues and cost of products sold, particularly in Ag Services and Oilseeds, generally have a relatively equal impact from market price changes which generally result in an insignificant impact to gross profit.

Revenues increased $16.3 billion to $101.6 billion due to higher sales prices ($17.1 billion), partially offset by lower sales volumes ($0.8 billion). Higher sales prices of corn, wheat, oil, soybean, and meal, and higher sales volumes of rice, flavors, biodiesel, and corn, were partially offset by lower sales prices of rice and flavors, and lower sales volumes of wheat and oil. Ag Services and Oilseeds revenues increased 19% to $79.6 billion due to higher sales prices ($14.3 billion), partially offset by lower sales volumes ($1.8 billion). Carbohydrate Solutions revenues increased 26% to $14.0 billion due to higher sales prices ($2.6 billion) and higher sales volumes ($0.3 billion), despite the loss of USD-grade industrial alcohol volumes from the divested Peoria, Illinois facility. Nutrition revenues increased 14% to $7.6 billion due to higher sales prices ($0.2 billion) and higher sales volumes ($0.7 billion).

Cost of products sold increased $14.7 billion to $94.0 billion due principally to higher average commodity costs and higher manufacturing expenses. Manufacturing expenses increased $0.9 billion to $7.0 billion due principally to higher energy costs, higher maintenance expenses, increased operating supplies, and higher salaries and benefit costs.

Foreign currency translation impacts decreased revenues by $2.6 billion and cost of products sold by $2.4 billion.

Gross profit increased $1.6 billion or 26%, to $7.6 billion due to higher results in Ag Services and Oilseeds ($1.3 billion), Starches and Sweeteners ($477 million), and Nutrition ($149 million), partially offset by lower results in Vantage Corn Processors ($352 million). These factors are explained in the segment operating profit discussion on page 35.

Selling, general, and administrative expenses increased 12% to $3.4 billion due principally to provisions for bad debt, higher IT and project-related expenses, higher salaries and benefit costs, increased travel expenses, and amortization of intangibles from new acquisitions.

Asset impairment, exit, and restructuring costs decreased $98 million to $66 million. Charges in the current year consisted of $37 million of impairments related to certain long-lived assets and $28 million of restructuring charges, presented as specified items within segment operating profit, and $1 million of restructuring charges in Corporate. Charges in the prior year consisted primarily of $125 million of impairments related to certain long-lived assets, goodwill, and other intangible assets and $35 million of restructuring charges, presented as specified items within segment operating profit, and $4 million of restructuring charges in Corporate.

Equity in earnings of unconsolidated affiliates increased $237 million to $832 million due to higher earnings from the Company's investments in Wilmar and Olenex.

Loss on debt extinguishment in the prior year of $36 million was related to the early redemption of $500 million aggregate principal amount of 2.750% notes due in March 2025.

Interest and investment income increased $197 million to $293 million due primarily to higher interest income, partially offset by lower revaluation gains of $37 million compared to $49 million in the prior period.

Interest expense increased $131 million to $396 million due to higher long-term debt balances and increased short-term rates on the Company's U.S. and European commercial paper borrowing programs. Interest expense in the current year also included a $9 million mark-to-market gain adjustment related to the conversion option of the exchangeable bonds issued in August 2020 compared to a $19 million mark-to-market gain adjustment in the prior year.

Other income - net of $358 million increased $264 million. Current year income included a legal recovery related to the 2019 and 2020 closure of the Company's Reserve, Louisiana, export facility of $110 million, net foreign exchange gains of $105 million, a $50 million one-time payment from the USDA Biofuel Producer Recovery Program, gains on disposals of individually insignificant assets in the ordinary course of business, and the non-service components of net pension benefit income of $25 million, partially offset by other net expense. Prior year income included gains on the sale of ethanol and certain other assets and disposals of individually insignificant assets in the ordinary course of business, net foreign exchange gains of $24 million, the non-service components of net pension benefit income of $33 million, and other income, partially offset by a non-cash pension settlement charge of $83 million related to the purchase of group annuity contracts that irrevocably transferred the future benefit obligations and annuity administration for certain salaried and hourly retirees and terminated vested participants under the Company's ADM Retirement Plant and ADM Pension Plan for Hourly-Wage Employees.

Segment operating profit, adjusted segment operating profit (a non-GAAP measure), and earnings before income taxes for the years ended December 31, 2022 and 2021 are as follows:

Segment Operating Profit		2022		2021		Change
			(In millions)			
Ag Services and Oilseeds						
Ag Services	$	1,374	$	770	$	604
Crushing		1,621		975		646
Refined Products and Other		837		652		185
Wilmar		554		378		176
Total Ag Services and Oilseeds		4,386		2,775		1,611
Carbohydrate Solutions						
Starches and Sweeteners		1,323		913		410
Vantage Corn Processors		37		370		(333)
Total Carbohydrate Solutions		1,360		1,283		77
Nutrition						
Human Nutrition		566		537		29
Animal Nutrition		170		154		16
Total Nutrition		736		691		45
Other Business		167		25		142
Total Other		167		25		142
Specified Items:						
Gains on sale of assets		47		77		(30)
Impairment, restructuring, and settlement charges		(147)		(213)		66
Total Specified Items		(100)		(136)		36
Total Segment Operating Profit	$	6,549	$	4,638	$	1,911
Adjusted Segment Operating Profit[1]	$	6,649	$	4,774	$	1,875
Segment Operating Profit	$	6,549	$	4,638	$	1,911
Corporate		(1,316)		(1,325)		9
Earnings Before Income Taxes	$	5,233	$	3,313	$	1,920

[1] Adjusted segment operating profit is segment operating profit excluding the listed specified items.

Ag Services and Oilseeds operating profit increased 58%. Ag Services results were significantly higher versus the prior year. Global trade results were higher, driven by strong performances in destination marketing and global ocean freight. North American origination volumes were lower but margins were higher year-over-year. South America results were higher, driven by better origination margins on good demand for grain. Crushing was higher year-over-year driven by robust protein and renewable diesel demand. Positive net timing effects in the current year versus negative timing effects in the prior year helped drive higher year-over-year results. Refined Products and Other results were higher than the prior year, driven by higher margins due to strong oils demand. Biodiesel margins also benefited from direct sales compared to the historical auction sales. Equity earnings from Wilmar were higher versus the prior year.

Carbohydrate Solutions operating profit increased 6%. Starches and Sweeteners, including ethanol production from the wet mills, delivered higher results versus the prior year, driven by solid margins across sweeteners and starches, strong contributions from corn co-products, and effective risk management, partially offset by weaker ethanol margins. Sales volumes for starches and sweeteners continued their recovery and the biosolutions platform continued to deliver revenue growth as demand for plant-based products expanded into more diverse applications. Vantage Corn Processors results were lower versus the prior year as ethanol margins decreased from the 2021 strong positioning gains and industrial alcohol results from the now-sold Peoria, Illinois facility, partially offset by the $50 million one-time payment from the USDA Biofuel Producer Recovery Program.

Nutrition operating profit increased 7%. Human Nutrition delivered higher year-over-year results. Flavors results were lower driven by demand fulfillment challenges, the impact of the strong U.S. dollar in EMEA, softer demand in Asia Pacific, and higher costs in North America. Strong sales growth in alternative proteins, including contribution from the Sojaprotein acquisition, and good demand for texturants offset some higher operating costs to help deliver better year-over-year results in Specialty Ingredients. Health and Wellness was also higher year-over-year, powered by probiotics, including the contribution from the November 2021 Deerland Probiotics and Enzymes acquisition, and robust demand for fiber and Vitamin E. Animal Nutrition profits were higher than the prior year due primarily to strength in amino acids.

Other Business operating profit increased 568%. Higher short-term interest rates drove improved earnings in ADM Investor Services and improved underwriting performance resulted in better captive insurance results.

Corporate results are as follows:

(In millions)	2022	2021	Change
Interest expense - net	$ (333)	$ (277)	$ (56)
Unallocated corporate costs	(1,026)	(957)	(69)
Loss on sale of assets	(3)	—	(3)
Expenses related to acquisitions	(2)	(7)	5
Loss on debt extinguishment	—	(36)	36
Gain on debt conversion option	9	19	(10)
Restructuring and settlement charges	(1)	(87)	86
Other income	40	20	20
Total Corporate	$ (1,316)	$ (1,325)	$ 9

Corporate results were a net charge of $1.3 billion in the current year compared to $1.3 billion in the prior year. Interest expense-net increased $56 million due primarily to higher long-term debt balances and increased average rates on the Company's U.S. and European commercial paper borrowing programs. Unallocated corporate costs increased $69 million due primarily to higher IT and project-related costs and higher costs in the Company's centers of excellence, partially offset by lower incentive compensation accruals. Loss on debt extinguishment in the prior year related to the early redemption of $500 million aggregate principal amount of 2.750% notes due in March 2025. Gain on debt conversion option was related to the mark-to-market adjustment of the conversion option of the exchangeable bonds issued in August 2020. Impairment, restructuring, and settlement charges in the prior year included a non-cash pension settlement charge of $83 million related to the purchase of group annuity contracts that irrevocably transferred the future benefit obligations and annuity administration for certain salaried and hourly retirees and terminated vested participants under the Company's ADM Retirement Plan and ADM Pension Plan for Hourly-Wage Employees to independent third parties, and individually insignificant restructuring charges. Other income in the current year included investment revaluation gains of $37 million, the non-service components of net pension benefit income of $25 million, and foreign exchange gains from hedge activity, partially offset by railroad maintenance expenses of $67 million. Other income in the prior year included investment revaluation gains of $49 million, the non-service components of net pension benefit income of $16 million, and foreign exchange gains from hedge activity, partially offset by railroad maintenance expenses of $67 million.

Non-GAAP Financial Measures

The Company uses adjusted earnings per share (EPS), adjusted EBITDA, and adjusted segment operating profit, non-GAAP financial measures as defined by the SEC, to evaluate the Company's financial performance. These performance measures are not defined by accounting principles generally accepted in the United States and should be considered in addition to, and not in lieu of, GAAP financial measures.

Adjusted EPS is defined as diluted EPS adjusted for the effects on reported diluted EPS of specified items. Adjusted EBITDA is defined as earnings before taxes, interest, and depreciation and amortization, adjusted for specified items. The Company calculates adjusted EBITDA by removing the impact of specified items and adding back the amounts of interest expense and depreciation and amortization to earnings before income taxes. Adjusted segment operating profit is segment operating profit adjusted, where applicable, for specified items.

Management believes that adjusted EPS, adjusted EBITDA, and adjusted segment operating profit are useful measures of the Company's performance because they provide investors additional information about the Company's operations allowing better evaluation of underlying business performance and better period-to-period comparability. Adjusted EPS, adjusted EBITDA, and adjusted segment operating profit are not intended to replace or be an alternative to diluted EPS, earnings before income taxes, and segment operating profit, respectively, the most directly comparable amounts reported under GAAP.

The table below provides a reconciliation of diluted EPS to adjusted EPS for the years ended December 31, 2022 and 2021.

	2022		2021	
	In millions	Per share	In millions	Per share
Average number of shares outstanding - diluted	563		566	
Net earnings and reported EPS (fully diluted)	$ 4,340 $	7.71	$ 2,709 $	4.79
Adjustments:				
Gains on sale of assets (net of tax of $11 million in 2022 and $20 million in 2021) [1]	(33)	(0.06)	(57)	(0.10)
Asset impairment, restructuring, and settlement charges (net of tax of $33 million in 2022 and $63 million in 2021) [1]	115	0.21	237	0.42
Expenses related to acquisitions (net of tax of $1 million in 2022 and $2 million in 2021) [1]	1	—	5	0.01
Loss on debt extinguishment (net of tax of $9 million in 2021) [1]	—	—	27	0.05
Gain on debt conversion option (net of tax of $0) [1]	(9)	(0.02)	(19)	(0.03)
Tax adjustments	7	0.01	33	0.05
Adjusted net earnings and adjusted EPS	$ 4,421 $	7.85	$ 2,935 $	5.19

[1] Tax effected using the U.S. and applicable tax rates.

The tables below provide a reconciliation of earnings before income taxes to adjusted EBITDA and adjusted EBITDA by segment for the years ended December 31, 2022 and 2021.

(In millions)	2022		2021		Change	
Earnings before income taxes	$	5,233	$	3,313	$	1,920
Interest expense		396		265		131
Depreciation and amortization		1,028		996		32
Gains on sale of assets		(44)		(77)		33
Asset impairment, restructuring, and settlement charges		148		300		(152)
Railroad maintenance expense		67		67		—
Expenses related to acquisitions		2		7		(5)
Loss on debt extinguishment		—		36		(36)
Adjusted EBITDA	$	6,830	$	4,907	$	1,923

(In millions)	2022		2021		Change	
Ag Services and Oilseeds	$	4,740	$	3,145		1,595
Carbohydrate Solutions		1,675		1,616		59
Nutrition		996		912		84
Other Business		227		32		195
Corporate		(808)		(798)		(10)
Adjusted EBITDA	$	6,830	$	4,907	$	1,923

Liquidity and Capital Resources

A Company objective is to have sufficient liquidity, balance sheet strength, and financial flexibility to fund the operating and capital requirements of a capital intensive agricultural commodity-based business. The Company depends on access to credit markets, which can be impacted by its credit rating and factors outside of ADM's control, to fund its working capital needs and capital expenditures. The primary source of funds to finance ADM's operations, capital expenditures, and advancement of its growth strategy is cash generated by operations and lines of credit, including a commercial paper borrowing facility and accounts receivable securitization programs. In addition, the Company believes it has access to funds from public and private equity and debt capital markets in both U.S. and international markets.

Cash provided by operating activities was $3.5 billion in 2022 compared to $6.6 billion in 2021. Working capital changes as described below decreased cash by $1.5 billion in the current year compared to an increase of $2.7 billion in the prior year. Segregated investments increased approximately $1.5 billion due to increased trading activity in the Company's futures commission and brokerage business. Trade receivables increased $1.7 billion primarily due to higher revenues. Inventories increased $0.3 billion due to higher inventory prices, partially offset by lower inventory volumes. Trade payables increased $1.4 billion due to increased payables related to inventory purchases and higher costs and expenses from increased operating activity during the fourth quarter of the current year compared to the same period last year. Payables to brokerage customers increased $0.9 billion due to increased customer trading activity in the Company's futures commission and brokerage business.

Cash used in investing activities was $1.4 billion this year compared to $2.7 billion last year. Capital expenditures in the current year were $1.3 billion compared to $1.2 billion in the prior year. Net assets of businesses acquired in the prior year of $1.6 billion were related to the acquisitions of P4, Sojaprotein, and Deerland. Proceeds from sales of assets and businesses of $0.1 billion in the current year related to the sale of certain assets compared to $0.2 billion in the prior year related to the sale of the ethanol production complex in Peoria, Illinois and certain other assets.

Cash used in financing activities was $2.5 billion this year compared to $1.1 billion last year. Long-term debt borrowings in the current year of $0.8 billion consisted of the $750 million aggregate principal amount of 2.900% Notes due 2032. Long-term debt borrowings in the prior year of $1.3 billion consisted of the $750 million aggregate principal amount of 2.700% Notes due 2051 issued on September 10, 2021 and the €0.5 billion aggregate principal amount of Fixed-to-Floating Rate Senior Notes due 2022 issued in a private placement on March 25, 2021. The Company expects to apply an amount equal to the proceeds from the borrowings in the current year to finance or refinance eligible green projects and/or eligible social projects. Proceeds from the borrowings in the prior year were used to redeem debt and for general corporate purposes. Long-term debt payments in the current year of $0.5 billion consisted of the €0.5 billion aggregate principal amount of fixed-to-floating rate senior notes due 2022 issued in a private placement on March 25, 2021. Long-term debt payments in the prior year of $0.5 billion consisted of the early redemption of the $500 million aggregate principal amount of 2.750% notes due 2025 in September 2021. Net payments on short-term credit arrangements were $0.4 billion in the current year compared to $1.1 billion in the prior year. Share repurchases in the current year were $1.5 billion compared to an insignificant amount in the prior year. Dividends paid in the current year were $0.9 billion compared to $0.8 billion in the prior year.

At December 31, 2022, ADM had $1.0 billion of cash and cash equivalents and a current ratio, defined as current assets divided by current liabilities, of 1.5 to 1. Included in working capital is $9.0 billion of readily marketable commodity inventories. At December 31, 2022, the Company's capital resources included shareholders' equity of $24.3 billion and lines of credit, including the accounts receivable securitization programs described below, totaling $12.4 billion, of which $9.3 billion was unused. ADM's ratio of long-term debt to total capital (the sum of long-term debt and shareholders' equity) was 24% and 26% at December 31, 2022 and 2021, respectively. The Company uses this ratio as a measure of ADM's long-term indebtedness and an indicator of financial flexibility. The Company's ratio of net debt (the sum of short-term debt, current maturities of long-term debt, and long-term debt less the sum of cash and cash equivalents and short-term marketable securities) to capital (the sum of net debt and shareholders' equity) was 25% and 28% at December 31, 2022 and 2021, respectively. Of the Company's total lines of credit, $5.0 billion supported the commercial paper borrowing programs, against which there was $0.3 billion of commercial paper outstanding at December 31, 2022.

As of December 31, 2022, the Company had $1.0 billion of cash and cash equivalents, $0.5 billion of which is cash held by foreign subsidiaries whose undistributed earnings are considered indefinitely reinvested. Based on the Company's historical ability to generate sufficient cash flows from its U.S. operations and unused and available U.S. credit capacity of $5.7 billion, the Company has asserted that these funds are indefinitely reinvested outside the U.S.

The Company has accounts receivable securitization programs (the "Programs") with certain commercial paper conduit purchasers and committed purchasers. The Programs provide the Company with up to $2.6 billion in funding against accounts receivable transferred into the Programs and expand the Company's access to liquidity through efficient use of its balance sheet assets (see Note 19 in Item 8 for more information and disclosures on the Programs). As of December 31, 2022, the Company utilized $2.6 billion of its facility under the Programs.

On November 5, 2014, the Company's Board of Directors approved a stock repurchase program authorizing the Company to repurchase up to 100,000,000 shares of the Company's common stock during the period commencing January 1, 2015 and ending December 31, 2019. On August 7, 2019, the Company's Board of Directors approved the extension of the stock repurchase program through December 31, 2024 and the repurchase of up to an additional 100,000,000 shares under the extended program. The Company has acquired approximately 112.2 million shares under this program and its extension as of December 31, 2022.

As of December 31, 2022, the Company has total available liquidity of $10.3 billion comprised of cash and cash equivalents and unused lines of credit.

In 2023, the Company expects capital expenditures of $1.3 billion and additional cash outlays of approximately $1.0 billion in dividends and up to $1.0 billion in opportunistic share repurchases, subject to other strategic uses of capital and the evolution of operating cash flows and the working capital position throughout the year.

The Company's purchase obligations as of December 31, 2022 and 2021 were $15.8 billion and $18.6 billion, respectively. The change is primarily related to a decrease in obligations to purchase agricultural commodity inventories and other commitments. As of December 31, 2022, the Company expects to make payments related to purchase obligations of $14.8 billion within the next twelve months. The Company's other material cash requirements within the next 12 months include commercial paper outstanding of $0.3 billion, current maturities of long-term debt of $0.9 billion, interest payments of $0.3 billion, operating lease payments of $0.3 billion, transition tax liability of $37 million, and pension and other postretirement plan contributions of $107 million. The Company expects to make payments related to purchase obligations and other material cash requirements beyond the next twelve months of $16.8 billion.

The Company's credit facilities and certain debentures require the Company to comply with specified financial and non-financial covenants including maintenance of minimum tangible net worth as well as limitations related to incurring liens, secured debt, and certain other financing arrangements. The Company was in compliance with these covenants as of December 31, 2022.

The three major credit rating agencies have maintained the Company's credit ratings at solid investment grade levels with stable outlooks.

Critical Accounting Policies and Estimates

The process of preparing financial statements requires management to make estimates and judgments that affect the carrying values of the Company's assets and liabilities as well as the recognition of revenues and expenses. These estimates and judgments are based on the Company's historical experience and management's knowledge and understanding of current facts and circumstances. Certain of the Company's accounting policies and estimates are considered critical, as these policies and estimates are important to the depiction of the Company's financial statements and require significant or complex judgment by management. Critical accounting estimates are those estimates made in accordance with GAAP which involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on ADM's financial condition and results of operations. Management has discussed with the Company's Audit Committee the development, selection, disclosure, and application of these critical accounting policies and estimates. Following are the accounting policies and estimates management considers critical to the Company's financial statements.

Fair Value Measurements - Inventories and Commodity Derivatives

Description: Certain of the Company's inventory, inventory-related payables, and commodity derivative assets and liabilities as of December 31, 2022 are valued at estimated fair values, including $9.0 billion of merchandisable agricultural commodity inventories, $1.3 billion of commodity derivative assets, $1.3 billion of commodity derivative liabilities, and $1.3 billion of inventory-related payables. Commodity derivative assets and liabilities include forward purchase and sales contracts for agricultural commodities. Merchandisable agricultural commodities are freely traded, have quoted market prices, and may be sold without significant additional processing.

Judgments and Uncertainties: Management estimates fair value for its commodity-related assets and liabilities based on exchange-quoted prices, adjusted for differences in local markets. The Company's inventory, inventory-related payables, and commodity derivative fair value measurements are mainly based on observable market quotations without significant adjustments and are therefore reported as Level 2 within the fair value hierarchy. Level 3 fair value measurements of approximately $3.3 billion of assets and $0.7 billion of liabilities represent fair value estimates where unobservable price components represent 10% or more of the total fair value price. For more information concerning amounts reported as Level 3, see Note 4 in Item 8.

Sensitivity of Estimate to Change: Changes in the market values of these inventories and commodity contracts are recognized in the statement of earnings as a component of cost of products sold. If management used different methods or factors to estimate market value, amounts reported could differ materially. Additionally, if market conditions change subsequent to year-end, amounts reported in future periods could differ materially.

Derivatives – Designated Hedging Activities

Description: The Company, from time to time, uses derivative contracts designated as cash flow hedges to hedge the purchase or sales price of anticipated volumes of commodities to be purchased and processed in a future month. See Note 5 in Item 8 for additional information.

Judgments and Uncertainties: Assuming normal market conditions, the change in the market value of such derivative contracts has historically been, and is expected to continue to be, highly effective at offsetting changes in price movements of the hedged item.

Sensitivity of Estimate to Change: Gains and losses arising from open and closed hedging transactions are deferred in accumulated other comprehensive income, net of applicable income taxes, and recognized as a component of cost of products sold and revenues in the statement of earnings when the hedged item is recognized in earnings. If it is determined that the derivative instruments used are no longer effective at offsetting changes in the price of the hedged item, then the changes in the market value of these exchange-traded futures and exchange-traded and over-the-counter (OTC) option contracts would be recorded immediately in the statement of earnings as a component of revenues and/or cost of products sold.

Income Taxes

Description: The Company accounts for income taxes in accordance with the applicable accounting standards. These standards prescribe a minimum threshold a tax position is required to meet before being recognized in the consolidated financial statements. Deferred taxes are recognized for the estimated taxes ultimately payable or recoverable based on enacted tax law. Changes in enacted tax rates are reflected in the tax provision as they occur.

Judgments and Uncertainties: ADM calculates its provision for income taxes based on the statutory tax rates and tax planning opportunities available to the Company in the various jurisdictions in which it operates. The Company uses judgment in evaluating the Company's tax positions and determining its annual tax provision.

Sensitivity of Estimate to Change: While ADM considers all of its tax positions fully supportable, the Company faces challenges from U.S. and foreign tax authorities regarding the amount of taxes due. The Company recognizes a tax position in its consolidated financial statements when it is determined to be more likely than not to be sustained upon examination, based on its technical merits. The position is then measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. For example, the Company has received tax assessments from tax authorities in Argentina and the Netherlands, challenging income tax positions taken by subsidiaries of the Company. The Company evaluated its tax positions for these matters and concluded, based in part upon advice from legal counsel, that it was appropriate to recognize the tax benefits of these positions that are more likely than not to be sustained upon examination, based on their technical merits (see Note 13 in Item 8 for additional information).

Business Combinations

Description: The Company's acquisitions are accounted for in accordance with Accounting Standards Codification (ASC) Topic 805, Business Combinations, as amended. The consideration transferred is allocated to various assets acquired and liabilities assumed at their estimated fair values as of the acquisition date with the residual allocated to goodwill. The Company accounts for any redeemable noncontrolling interest in temporary equity - redeemable noncontrolling interest at redemption value with periodic changes recorded in retained earnings.

Judgments and Uncertainties: Fair values allocated to assets acquired and liabilities assumed in business combinations require management to make significant judgments, estimates, and assumptions, especially with respect to intangible assets. Management makes estimates of fair values based upon assumptions it believes to be reasonable. These estimates are based upon historical experience and information obtained from the management of the acquired companies and are inherently uncertain. The estimated fair values related to intangible assets primarily consist of customer relationships, trademarks, and developed technology which are determined primarily using discounted cash flow models. Estimates in the discounted cash flow models include, but are not limited to, certain assumptions that form the basis of the forecasted results (e.g. revenue growth rates, customer attrition rates, and royalty rates). These significant assumptions are forward looking and could be affected by future economic and market conditions.

Sensitivity of Estimate to Change: During the measurement period, which may take up to one year from the acquisition date, adjustments due to changes in the estimated fair value of assets acquired and liabilities assumed may be recorded as adjustments to the consideration transferred and related allocations. Upon the conclusion of the measurement period or the final determination of the values of assets acquired and liabilities assumed, whichever comes first, any such adjustments are charged to the consolidated statements of earnings.

Goodwill

Description: Goodwill is subject to annual impairment tests. The Company evaluates goodwill for impairment at the reporting unit level annually on October 1 or whenever there are indicators that the carrying value may not be fully recoverable. The Company has seven reporting units with goodwill identified at one level below the operating segment using the criteria in ASC 350, *Intangibles - Goodwill and Other* (Topic 350).

Judgments and Uncertainties: The Company adopted the provisions of Topic 350, which permits, but does not require, a company to qualitatively assess indicators of a reporting unit's fair value. If after completing the qualitative assessment, a company believes it is likely that a reporting unit is impaired, a discounted cash flow analysis is prepared to estimate fair value. Critical estimates in the determination of the fair value of each reporting unit include, but are not limited to, future expected cash flows, revenue growth, and discount rates. During the year ended December 31, 2022, the Company evaluated goodwill for impairment using a qualitative assessment in five reporting units and using a quantitative assessment in two reporting units.

Sensitivity of Estimate to Change: The Company recorded goodwill impairment charges of $5 million and $1 million during the years ended December 31, 2021 and 2020, respectively (see Note 18 in Item 8 for more information). There was no goodwill impairment charge recorded for the year ended December 31, 2022. The estimated fair values of the reporting units evaluated for impairment using a quantitative assessment were substantially in excess of their carrying values. If management used different estimates and assumptions in its impairment tests, then the Company could recognize different amounts of expense over future periods.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The market risk inherent in the Company's market risk sensitive instruments and positions is the potential loss arising from adverse changes in: commodity market prices as they relate to the Company's net commodity position, foreign currency exchange rates, and interest rates as described below.

Commodities

The availability and prices of agricultural commodities are subject to wide fluctuations due to factors such as changes in weather conditions, crop disease, plantings, government programs and policies, competition, changes in global demand, changes in customer preferences and standards of living, and global production of similar and competitive crops.

The Company manages its exposure to adverse price movements of agricultural commodities used for, and produced in, its business operations, by entering into derivative and non-derivative contracts which reduce the Company's overall short or long commodity position. Additionally, the Company uses exchange-traded futures and exchange-traded and over-the-counter option contracts as components of merchandising strategies designed to enhance margins. The results of these strategies can be significantly impacted by factors such as the correlation between the value of exchange-traded commodities futures contracts and the cash prices of the underlying commodities, counterparty contract defaults, and volatility of freight markets. In addition, the Company, from time-to-time, enters into derivative contracts which are designated as hedges of specific volumes of commodities that will be purchased and processed, or sold, in a future month. The changes in the market value of such futures contracts have historically been, and are expected to continue to be, highly effective at offsetting changes in price movements of the hedged item. Gains and losses arising from open and closed designated hedging transactions are deferred in other comprehensive income, net of applicable taxes, and recognized as a component of cost of products sold or revenues in the statement of earnings when the hedged item is recognized.

The Company's commodity position consists of merchandisable agricultural commodity inventories, related purchase and sales contracts, energy and freight contracts, and exchange-traded futures and exchange-traded and over-the-counter option contracts including contracts used to hedge anticipated transactions.

The fair value of the Company's commodity position is a summation of the fair values calculated for each commodity by valuing all of the commodity positions at quoted market prices for the period, where available, or utilizing a close proxy. The Company has established metrics to monitor the amount of market risk exposure, which consist of volumetric limits, and value-at-risk (VaR) limits. VaR measures the potential loss, at a 95% confidence level, that could be incurred over a one year period. Volumetric limits are monitored daily and VaR calculations and sensitivity analysis are monitored weekly.

In addition to measuring the hypothetical loss resulting from an adverse two standard deviation move in market prices (assuming no correlations) over a one year period using VaR, sensitivity analysis is performed measuring the potential loss in fair value resulting from a hypothetical 10% adverse change in market prices. The highest, lowest, and average weekly position for the years ended December 31, 2022 and 2021 together with the market risk from a hypothetical 10% adverse price change is as follows:

Long/(Short)	December 31, 2022		December 31, 2021	
	Fair Value	Market Risk	Fair Value	Market Risk
	(In millions)			
Highest position	$ 986	$ 99	$ 1,426	$ 143
Lowest position	44	4	(98)	(10)
Average position	388	39	671	67

The change in fair value of the average position was due to the decrease in prices of certain commodities and, to a lesser extent, the overall decrease in average quantities.

Currencies

The Company has consolidated subsidiaries in more than 70 countries. For the majority of the Company's subsidiaries located outside the United States, the local currency is the functional currency except certain significant subsidiaries in Switzerland where Euro is the functional currency, and Brazil and Argentina where U.S. dollar is the functional currency. To reduce the risks associated with foreign currency exchange rate fluctuations, the Company enters into currency exchange contracts to minimize its foreign currency position related to transactions denominated primarily in Euro, British pound, Canadian dollar, and Brazilian real currencies. These currencies represent the major functional or local currencies in which recurring business transactions occur. The Company also uses currency exchange contracts as hedges against amounts indefinitely invested in foreign subsidiaries and affiliates. The currency exchange contracts used are forward contracts, swaps with banks, exchange-traded futures contracts, and over-the-counter options. The changes in market value of such contracts have a high correlation to the price changes in the currency of the related transactions. The potential loss in fair value for such net currency position resulting from a hypothetical 10% adverse change in foreign currency exchange rates is not material. Effective April 1, 2022, the Company changed the functional currency of its Turkish entities to the U.S. dollar which did not have a material impact on the Company's consolidated financial statements.

The amount the Company considers indefinitely invested in foreign subsidiaries and corporate joint ventures translated into dollars using the year-end exchange rates is $13.0 billion and $10.6 billion ($15.5 billion and $12.7 billion at historical rates) at December 31, 2022 and 2021, respectively. The increase is due to the increase in retained earnings of the foreign subsidiaries of $2.8 billion partially offset by the depreciation of foreign currencies versus the U.S. dollar of $0.4 billion. The potential loss in fair value, which would principally be recognized in Other Comprehensive Income, resulting from a hypothetical 10% adverse change in quoted foreign currency exchange rates is $1.6 billion and $1.3 billion for December 31, 2022 and 2021, respectively. Actual results may differ.

Interest

The fair value of the Company's long-term debt is estimated using quoted market prices, where available, and discounted future cash flows based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. Market risk is estimated as the potential increase in fair value resulting from a hypothetical 50 basis points decrease in interest rates. Actual results may differ.

	December 31, 2022	December 31, 2021
	(In millions)	
Fair value of long-term debt	$ 7,502	$ 9,512
Fair value amount over (under) carrying value	(232)	1,500
Market risk	342	490

The decrease in the fair value of long-term debt at December 31, 2022 is primarily due to higher interest rates.

Item 8.   **FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA**

Consolidated Statements of Earnings

(In millions, except per share amounts)	Year Ended December 31		
	2022	**2021**	**2020**
Revenues	**$ 101,556**	$ 85,249	$ 64,355
Cost of products sold	**93,986**	79,262	59,902
Gross Profit	**7,570**	5,987	4,453
Selling, general and administrative expenses	**3,358**	2,994	2,687
Asset impairment, exit, and restructuring costs	**66**	164	80
Equity in earnings of unconsolidated affiliates	**(832)**	(595)	(579)
Loss on debt extinguishment	**—**	36	409
Interest and investment income	**(293)**	(96)	(111)
Interest expense	**396**	265	339
Other (income) expense - net	**(358)**	(94)	(255)
Earnings Before Income Taxes	**5,233**	3,313	1,883
Income tax expense	**868**	578	101
Net Earnings Including Noncontrolling Interests	**4,365**	2,735	1,782
Less: Net earnings (losses) attributable to noncontrolling interests	**25**	26	10
Net Earnings Attributable to Controlling Interests	**$ 4,340**	$ 2,709	$ 1,772
Average number of shares outstanding – basic	**562**	564	561
Average number of shares outstanding – diluted	**563**	566	565
Basic earnings per common share	**$ 7.72**	$ 4.80	$ 3.16
Diluted earnings per common share	**$ 7.71**	$ 4.79	$ 3.15

See notes to consolidated financial statements.

Archer-Daniels-Midland Company

Consolidated Statements of Comprehensive Income (Loss)

(In millions)	Year Ended December 31		
	2022	**2021**	**2020**
Net earnings including noncontrolling interests	**$ 4,365**	$ 2,735	$ 1,782
Other comprehensive income (loss):			
Foreign currency translation adjustment	**(301)**	279	(362)
Tax effect	**(93)**	(103)	97
Net of tax amount	**(394)**	176	(265)
Pension and other postretirement benefit liabilities adjustment	**140**	289	(113)
Tax effect	**(15)**	(71)	16
Net of tax amount	**125**	218	(97)
Deferred gain (loss) on hedging activities	**(84)**	33	254
Tax effect	**7**	7	(57)
Net of tax effect	**(77)**	40	197
Unrealized gain (loss) on investments	**(12)**	(2)	(27)
Tax effect	**1**	—	—
Net of tax effect	**(11)**	(2)	(27)
Other comprehensive income (loss)	**(357)**	432	(192)
Comprehensive income (loss)	**4,008**	3,167	1,590
Less: Comprehensive income (loss) attributable to noncontrolling interests	**5**	26	17
Comprehensive income (loss) attributable to controlling interests	**$ 4,003**	$ 3,141	$ 1,573

See notes to consolidated financial statements.

Archer-Daniels-Midland Company
Consolidated Balance Sheets

(In millions)		December 31, 2022		December 31, 2021
Assets				
Current Assets				
Cash and cash equivalents	$	1,037	$	943
Segregated cash and investments		9,010		8,016
Trade receivables - net		4,926		3,311
Inventories		14,771		14,481
Other current assets		5,666		5,158
Total Current Assets		35,410		31,909
Investments and Other Assets				
Investments in and advances to affiliates		5,467		5,285
Goodwill and other intangible assets		6,544		6,747
Right-of-use assets		1,088		1,023
Other assets		1,332		1,369
Total Investments and Other Assets		14,431		14,424
Property, Plant, and Equipment				
Land and land improvements		502		554
Buildings		5,639		5,597
Machinery and equipment		19,194		19,112
Construction in progress		1,440		960
		26,775		26,223
Accumulated depreciation		(16,842)		(16,420)
Net Property, Plant, and Equipment		9,933		9,803
Total Assets	$	59,774	$	56,136
Liabilities, Temporary Equity, and Shareholders' Equity				
Current Liabilities				
Short-term debt	$	503	$	958
Trade payables		7,803		6,388
Payables to brokerage customers		9,856		8,965
Current lease liabilities		292		277
Accrued expenses and other payables		4,795		4,790
Current maturities of long-term debt		942		570
Total Current Liabilities		24,191		21,948
Long-Term Liabilities				
Long-term debt		7,735		8,011
Deferred income taxes		1,402		1,412
Non-current lease liabilities		816		765
Other		1,014		1,233
Total Long-Term Liabilities		10,967		11,421
Temporary Equity - Redeemable noncontrolling interest		299		259
Shareholders' Equity				
Common stock		3,147		2,994
Reinvested earnings		23,646		21,655
Accumulated other comprehensive income (loss)		(2,509)		(2,172)
Noncontrolling interests		33		31
Total Shareholders' Equity		24,317		22,508
Total Liabilities, Temporary Equity, and Shareholders' Equity	$	59,774	$	56,136

See notes to consolidated financial statements.

Archer-Daniels-Midland Company

Consolidated Statements of Cash Flows

(In millions)	Year Ended December 31		
	2022	2021	2020
Operating Activities			
Net earnings including noncontrolling interests	**$ 4,365**	$ 2,735	$ 1,782
Adjustments to reconcile net earnings to net cash provided by (used in) operating results			
Depreciation and amortization	**1,028**	996	976
Asset impairment charges	**37**	125	54
Deferred income taxes	**(89)**	(129)	75
Equity in earnings of affiliates, net of dividends	**(457)**	(177)	(298)
Stock compensation expense	**147**	161	151
Deferred cash flow hedges	**(84)**	34	254
Loss on debt extinguishment	**—**	36	409
(Gain) loss on sales of assets and businesses/investment revaluation	**(115)**	(149)	(161)
Other – net	**178**	309	(113)
Changes in operating assets and liabilities, net of acquisitions and dispositions			
Segregated investments	**(1,512)**	400	408
Trade receivables	**(1,682)**	(578)	(149)
Inventories	**(295)**	(2,839)	(2,426)
Deferred consideration in securitized receivables	**—**	—	(4,603)
Other current assets	**(279)**	1,298	(2,126)
Trade payables	**1,389**	1,919	694
Payables to brokerage customers	**891**	2,527	1,400
Accrued expenses and other payables	**(44)**	(73)	1,287
Total Operating Activities	**3,478**	6,595	(2,386)
Investing Activities			
Capital expenditures	**(1,319)**	(1,169)	(823)
Net assets of businesses acquired	**(22)**	(1,564)	(15)
Proceeds from sales of assets and businesses	**131**	245	728
Investments in affiliates	**(77)**	(34)	(5)
Investments in retained interest in securitized receivables	**—**	—	(2,121)
Proceeds from retained interest in securitized receivables	**—**	—	6,724
Cost method investments	**(155)**	(69)	(30)
Other – net	**42**	(78)	7
Total Investing Activities	**(1,400)**	(2,669)	4,465
Financing Activities			
Long-term debt borrowings	**752**	1,329	1,791
Long-term debt payments	**(482)**	(534)	(2,136)
Net borrowings (payments) under lines of credit agreements	**(428)**	(1,085)	837
Share repurchases	**(1,450)**	—	(133)
Cash dividends	**(899)**	(834)	(809)
Other – net	**8**	6	27
Total Financing Activities	**(2,499)**	(1,118)	(423)
Increase (decrease) in cash, cash equivalents, restricted cash, and restricted cash equivalents	**(421)**	2,808	1,656
Cash, cash equivalents, restricted cash, and restricted cash equivalents – beginning of year	**7,454**	4,646	2,990
Cash, cash equivalents, restricted cash, and restricted cash equivalents – end of year	**$ 7,033**	$ 7,454	$ 4,646
Reconciliation of cash, cash equivalents, restricted cash, and restricted cash equivalents to the consolidated balance sheets			
Cash and cash equivalents	**$ 1,037**	$ 943	$ 666
Restricted cash and restricted cash equivalents included in segregated cash and investments	**5,996**	6,511	3,980
Total cash, cash equivalents, restricted cash, and restricted cash equivalents	**$ 7,033**	$ 7,454	$ 4,646
Cash paid for interest and income taxes were as follows:			
Interest	**$ 409**	$ 276	$ 345
Income taxes	**$ 708**	$ 553	$ 195
Supplemental Disclosure of Noncash Investing Activity:			
Retained interest in securitized receivables	**$ —**	$ —	$ 4,656

See notes to consolidated financial statements.

Archer-Daniels-Midland Company

Consolidated Statements of Shareholders' Equity

	Common Stock		Reinvested Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total Shareholders' Equity
	Shares	Amount				
			(In millions)			
Balance, December 31, 2019	557	$ 2,655	$ 18,958	$ (2,405)	$ 17	$ 19,225
Impact of ASC 326 (see Note 1)			(8)			(8)
Balance, January 1, 2020	557	$ 2,655	$ 18,950	$ (2,405)	$ 17	$ 19,217
Comprehensive income						
Net earnings			1,772		10	
Other comprehensive income (loss)				(199)	7	
Total comprehensive income						1,590
Cash dividends paid-$1.44 per share			(809)			(809)
Share repurchases	(4)		(133)			(133)
Stock compensation expense	2	151				151
Stock option exercises net of taxes	1	20				20
Other	—	(2)	—		(12)	(14)
Balance, December 31, 2020	556	$ 2,824	$ 19,780	$ (2,604)	$ 22	$ 20,022
Comprehensive income						
Net earnings			2,709		26	
Other comprehensive income (loss)				432	—	
Total comprehensive income						3,167
Cash dividends paid-$1.48 per share			(834)			(834)
Stock compensation expense	3	161				161
Stock option exercises net of taxes	1	4				4
Other	—	5	—		(17)	(12)
Balance, December 31, 2021	560	$ 2,994	$ 21,655	$ (2,172)	$ 31	$ 22,508
Comprehensive income						
Net earnings			**4,340**		**25**	
Other comprehensive income (loss)				**(337)**	**(20)**	
Total comprehensive income						**4,008**
Cash dividends paid-$1.60 per share			**(899)**			**(899)**
Share repurchases	**(17)**		**(1,450)**			**(1,450)**
Stock compensation expense	**3**	**147**				**147**
Stock option exercises net of taxes	**1**	**4**				**4**
Other	**—**	**2**	**—**		**(3)**	**(1)**
Balance, December 31, 2022	**547**	**$ 3,147**	**$ 23,646**	**$ (2,509)**	**$ 33**	**$ 24,317**

See notes to consolidated financial statements.

Archer-Daniels-Midland Company

Notes to Consolidated Financial Statements

Note 1.   Summary of Significant Accounting Policies

Nature of Business

ADM unlocks the power of nature to enrich the quality of life. The Company is an indispensable global agricultural supply chain manager and processor; a premier human and animal nutrition provider; a trailblazer in groundbreaking solutions to support healthier living; an industry-leading innovator in replacing petroleum-based products; and a leader in sustainability. ADM's breadth, depth, insights, facilities and logistical expertise give the Company unparalleled capabilities to meet demand driven by global trends related to food security, health and well-being, and sustainability of the agriculture and food value chains. From the seed of the idea to the outcome of the solution, ADM gives customers an edge in solving the nutritional and sustainability challenges of today and tomorrow.

The Company is one of the world's leading producers of ingredients for sustainable nutrition. From staple foods, such as flour, oils, and sweeteners, to innovative alternatives like plant-based meat and dairy, ADM offers the industry's broadest portfolio of food and beverage solutions. The Company is also a leader in animal nutrition. Today, more and more people want to feed their pets with the same kind of clean, simple, and healthy products that they eat themselves, and consumers expect livestock and poultry to be fed and raised naturally, humanely, and sustainably. ADM offers a range of ingredients, flavors, and solutions from nature to meet every animal's needs.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated. The Company consolidates all entities, including variable interest entities (VIEs), in which it has a controlling financial interest. For VIEs, the Company assesses whether it is the primary beneficiary as defined under the applicable accounting standard. Investments in affiliates, including VIEs through which the Company exercises significant influence but does not control the investee and is not the primary beneficiary of the investee's activities, are carried at cost plus equity in undistributed earnings since acquisition and are adjusted, where appropriate, for basis differences between the investment balance and the underlying net assets of the investee. The Company's portion of the results of certain affiliates and results of certain VIEs are included using the most recent available financial statements. In each case, the financial statements are within 93 days of the Company's year-end and are consistent from period to period.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect amounts reported in its consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all non-segregated, highly-liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

Segregated Cash and Investments

The Company segregates certain cash, cash equivalents, and investment balances in accordance with regulatory requirements, commodity exchange requirements, and insurance arrangements. These balances represent deposits received from customers of the Company's registered futures commission merchant and commodity brokerage services, cash margins and securities pledged to commodity exchange clearinghouses, and cash pledged as security under certain insurance arrangements. Segregated cash and investments also include restricted cash collateral for the various insurance programs of the Company's captive insurance business.   To the degree these segregated balances are comprised of cash and cash equivalents, they are considered restricted cash and cash equivalents on the statement of cash flows.

Note 1.   Summary of Significant Accounting Policies (Continued)

Receivables

The Company records accounts receivable at net realizable value. This value includes an allowance for estimated uncollectible accounts to reflect any loss anticipated on the accounts receivable balances including any accrued interest receivables thereon. The Company estimates uncollectible accounts by pooling receivables according to type, region, credit risk rating, and age. Each pool is assigned an expected loss co-efficient to arrive at a general reserve based on historical write-offs adjusted, as needed, for regional, economic, and other forward-looking factors. The Company minimizes credit risk due to the large and diversified nature of its worldwide customer base. ADM manages its exposure to counter-party credit risk through credit analysis and approvals, credit limits, and monitoring procedures. Long-term receivables recorded in other assets were not material to the Company's overall receivables portfolio. The Company recorded bad debt expense in selling, general, and administrative expenses of $88 million, $32 million, and $47 million in the years ended December 31, 2022, 2021, and 2020, respectively.

Changes to the allowance for estimated uncollectible accounts are as follows:

	Year Ended December 31			
		2022		2021
Beginning, January 1	$	122	$	100
Current year provisions		88		32
Recoveries		2		5
Write-offs against allowance		(12)		(28)
Foreign exchange translation adjustment		(2)		(1)
Other		1		14
Ending, December 31	$	199	$	122

Effective January 1, 2020, the Company adopted Accounting Standards Codification (ASC) Topic 326, Financial Instruments - Credit Losses (Topic 326), and recorded a cumulative effect adjustment to retained earnings at January 1, 2020 of $8 million as a result of the adoption of Topic 326.

Inventories

Certain merchandisable agricultural commodity inventories, which include inventories acquired under deferred pricing contracts, are stated at market value. In addition, the Company values certain inventories using the first-in, first-out (FIFO) method at the lower of cost or net realizable value. Prior to January 1, 2020, the Company also valued certain of its agricultural commodity inventories using the last-in, first-out (LIFO) method at the lower of cost or net realizable value.

Effective January 1, 2020, the Company changed the method of accounting for certain of its agricultural commodity inventories from the LIFO method to market value in the Ag Services and Oilseeds segment. The Company concluded that the accounting change did not have a material effect on prior periods' financial statements and elected not to apply the change on a retrospective basis. As a result, the Company recorded a reduction in cost of products sold of $91 million ($69 million after tax, equal to $0.12 per diluted share) for the cumulative effect of the change in the year ended December 31, 2020 with no impact to the statement of cash flows. The change did not have a material impact on the Company's results for the year ended December 31, 2020.

If the Company had not made the accounting change, the effect of LIFO valuation on ADM's operating results would have been an increase in cost of goods sold of $147 million ($113 million after tax, equal to $0.20 per diluted share) in the year ended December 31, 2020, with no impact to the consolidated statement of cash flows.

Note 1.   Summary of Significant Accounting Policies (Continued)

The following table sets forth the Company's inventories as of December 31, 2022 and 2021.

	December 31, 2022	December 31, 2021
	(In millions)	
Raw materials and supplies	$ 6,975	$ 7,331
Finished goods	7,796	7,150
Total inventories	$ 14,771	$ 14,481

Included in raw materials and supplies are work in process inventories which were not material as of December 31, 2022 and 2021.

Fair Value Measurements

The Company determines fair value based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company uses the market approach valuation technique to measure the majority of its assets and liabilities carried at fair value. Three levels are established within the fair value hierarchy that may be used to report fair value: Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2: Observable inputs, including Level 1 prices that have been adjusted; quoted prices for similar assets or liabilities; quoted prices in markets that are less active than traded exchanges; and other inputs that are observable or can be substantially corroborated by observable market data. Level 3: Unobservable inputs that are supported by little or no market activity and that are a significant component of the fair value of the assets or liabilities. In evaluating the significance of fair value inputs, the Company generally classifies assets or liabilities as Level 3 when their fair value is determined using unobservable inputs that individually or when aggregated with other unobservable inputs, represent more than 10% of the fair value of the assets or liabilities.   Judgment is required in evaluating both quantitative and qualitative factors in the determination of significance for purposes of fair value level classification. Level 3 amounts can include assets and liabilities whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as assets and liabilities for which the determination of fair value requires significant management judgment or estimation.

Based on historical experience with the Company's suppliers and customers, the Company's own credit risk and knowledge of current market conditions, the Company does not view nonperformance risk to be a significant input to fair value for the majority of its forward commodity purchase and sale contracts. However, in certain cases, if the Company believes the nonperformance risk to be a significant input, the Company records estimated fair value adjustments, and classifies the measurement in Level 3.

In many cases, a valuation technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy. The lowest level of input that is a significant component of the fair value measurement determines the placement of the entire fair value measurement in the hierarchy. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the classification of fair value assets and liabilities within the fair value hierarchy levels.

The Company's policy regarding the timing of transfers between levels, including both transfers into and transfers out of Level 3, is to measure and record the transfers at the end of the reporting period.

Note 1.   Summary of Significant Accounting Policies (Continued)

Derivatives

The Company recognizes all of its derivative instruments as either assets or liabilities at fair value in its consolidated balance sheet. Unrealized gains are reported as other current assets and unrealized losses are reported as accrued expenses and other payables. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and on the type of hedging relationship. The majority of the Company's derivatives have not been designated as hedging instruments, and as such, changes in fair value of these derivatives are recognized in earnings immediately.   For those derivative instruments that are designated and qualify as hedging instruments, the Company designates the hedging instrument, based upon the exposure being hedged, as a cash flow hedge or a net investment hedge.

For derivative instruments that are designated and qualify as highly-effective cash flow hedges (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income (loss) (AOCI) and as an operating activity in the statement of cash flows and reclassified into earnings in the same line item affected by the hedged transaction and in the same period or periods during which the hedged transaction affects earnings. Hedge components excluded from the assessment of effectiveness and gains and losses related to discontinued hedges are recognized in the consolidated statement of earnings during the current period.

For derivative instruments that are designated and qualify as net investment hedges, foreign exchange gains and losses related to changes in foreign currency exchange rates are deferred in AOCI until the underlying investment is divested.

Cost Method Investments

Cost method investments of $488 million and $297 million as of December 31, 2022 and 2021, respectively, are included in Other Assets in the Company's consolidated balance sheets. Revaluation gains of $37 million, $49 million, and $23 million for the years ended December 31, 2022, 2021, and 2020, respectively, in connection with observable third-party transactions, are recorded in interest and investment income in the Company's consolidated statements of earnings. As of December 31, 2022, the cumulative amount of upward adjustments is $113 million.

Property, Plant, and Equipment

Property, plant, and equipment are recorded at cost. Repair and maintenance costs are expensed as incurred. The Company uses the straight-line method in computing depreciation for financial reporting purposes and generally uses accelerated methods for income tax purposes. The annual provisions for depreciation have been computed principally in accordance with the following ranges of asset lives: buildings - 15 to 40 years; machinery and equipment - 3 to 40 years. The Company capitalized interest on major construction projects in progress of $20 million, $17 million, and $14 million for the years ended December 31, 2022, 2021, and 2020, respectively.

Income Taxes

The Company accounts for income taxes in accordance with the liability method. Deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and reported amounts in the consolidated financial statements using statutory rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recorded in the results of operations in the period that includes the enactment date under the law. Applicable accounting standards prescribe a minimum threshold a tax position is required to meet before being recognized in the consolidated financial statements.   The Company recognizes in its consolidated financial statements tax positions determined more likely than not to be sustained upon examination, based on the technical merits of the position.

The Company classifies interest on income tax-related balances as interest expense and classifies tax-related penalties as selling, general, and administrative expenses. Income tax effects from AOCI are released when the individual units of account are sold, terminated, or extinguished.

Note 1.   Summary of Significant Accounting Policies (Continued)

Goodwill and other intangible assets

Goodwill and other intangible assets deemed to have indefinite lives are not amortized but are subject to annual impairment tests. Definite-lived intangible assets, including capitalized expenses related to the Company's 1ADM program such as third-party configuration costs and internal labor, are amortized over their estimated useful lives of 1 to 50 years and are reviewed for impairment whenever there are indicators that the carrying value of the assets may not be fully recoverable. The Company's accounting policy is to evaluate goodwill and other intangible assets with indefinite lives for impairment on October 1 of each fiscal year or whenever there are indicators that the carrying value of the assets may not be fully recoverable. The Company recorded impairment charges totaling $2 million related to customer lists, $52 million related to goodwill and other intangibles, and $26 million related to customer lists during the years ended December 31, 2022, 2021, and 2020, respectively (see Note 9 for additional information).

Asset Abandonments and Write-Downs

The Company evaluates long-lived assets for impairment whenever indicators of impairment exist. In addition, assets are written down to fair value after consideration of the Company's ability to utilize the assets for their intended purpose, employ the assets in alternative uses, or sell the assets to recover the carrying value. Fair value is generally based on discounted cash flow analysis which relies on management's estimate of market participant assumptions or estimated selling price for assets considered held for sale (a Level 3 measurement under applicable accounting standards). During 2022 and 2021, the Company temporarily idled certain assets which were not material. During 2020, the Company temporarily idled certain of its corn processing assets where ethanol is produced and performed a quantitative impairment assessment of those assets, resulting in no impairment charges. The Company restarted the 2020 idled facilities in April 2021. During the years ended December 31, 2022, 2021, and 2020, asset abandonment and impairment charges were $35 million, $73 million, and $28 million, respectively.

Payables to Brokerage Customers

Payables to brokerage customers represent the total of customer accounts at the Company's futures commission merchant with credit or positive balances. Customer accounts are used primarily in connection with commodity transactions and include gains and losses on open commodity trades as well as securities and other deposits made for margins or other purposes as required by the Company or the exchange-clearing organizations or counterparties. Payables to brokerage customers have a corresponding balance in segregated cash and investments and customer omnibus receivable in other current assets.

Revenues

The Company follows a policy of recognizing revenue at a single point in time when it satisfies its performance obligation by transferring control over a product or service to a customer. For transportation service contracts, the Company recognizes revenue over time as the mode of transportation moves towards its destination in accordance with the transfer of control guidance of ASC Topic 606, *Revenue from Contracts with Customers* ("Topic 606"). For physically settled derivative sales contracts that are outside the scope of Topic 606, the Company recognizes revenue when control of the inventory is transferred within the meaning of Topic 606 as required by ASC 610-20, *Gains and Losses from the Derecognition of Nonfinancial Assets* ("Topic 610-20").

Stock Compensation

The Company recognizes expense for its stock compensation based on the fair value of the awards that are granted. The Company's stock compensation plans provide for the granting of restricted stock, restricted stock units, performance stock units, and stock options. The fair values of stock options and performance stock units are estimated at the date of grant using the Black-Scholes option valuation model and a lattice valuation model, respectively. These valuation models require the input of subjective assumptions. Measured compensation cost, net of forfeitures, is recognized ratably over the vesting period of the related stock compensation award.

Note 1.   Summary of Significant Accounting Policies (Continued)

Research and Development

Costs associated with research and development are expensed as incurred and recorded within selling, general, and administrative expenses. Such costs incurred, net of expenditures subsequently reimbursed by government grants, were $216 million, $171 million, and $160 million for the years ended December 31, 2022, 2021, and 2020, respectively.

Per Share Data

Basic earnings per common share are determined by dividing net earnings attributable to controlling interests by the weighted average number of common shares outstanding. In computing diluted earnings per share, average number of common shares outstanding is increased by common stock options outstanding with exercise prices lower than the average market price of common shares using the treasury share method.

Business Combinations

The Company's acquisitions are accounted for in accordance with ASC Topic 805, *Business Combinations,* as amended. The consideration transferred is allocated to various assets acquired and liabilities assumed at their estimated fair values as of the acquisition date with the residual allocated to goodwill. Fair values allocated to assets acquired and liabilities assumed in business combinations require management to make significant judgments, estimates, and assumptions, especially with respect to intangible assets. Management makes estimates of fair values based upon assumptions it believes to be reasonable. These estimates are based upon historical experience and information obtained from the management of the acquired companies and are inherently uncertain. The estimated fair values related to intangible assets primarily consist of customer relationships, trademarks, and developed technology which are determined primarily using discounted cash flow models. Estimates in the discounted cash flow models include, but are not limited to, certain assumptions that form the basis of the forecasted results (e.g. revenue growth rates, customer attrition rates, and royalty rates). These significant assumptions are forward looking and could be affected by future economic and market conditions. During the measurement period, which may take up to one year from the acquisition date, adjustments due to changes in the estimated fair value of assets acquired and liabilities assumed may be recorded as adjustments to the consideration transferred and the related allocations. Upon the conclusion of the measurement period or the final determination of the values of assets acquired and liabilities assumed, whichever comes first, any such adjustments are charged to the consolidated statements of earnings.

Redeemable Noncontrolling Interest

The Company accounts for any redeemable noncontrolling interest in temporary equity - redeemable noncontrolling interest at redemption value with periodic changes recorded in retained earnings.

Operations in Ukraine and Russia

ADM employs approximately 640 people in Ukraine and operates an oilseeds crushing plant, a grain port terminal, inland and river silos, and a trading office. Most of the facilities have been temporarily idled since February 24, 2022, some of which were brought back online during the quarter ended September 30, 2022, due in part to the opening of the Black Sea grain export corridor. The Company's footprint in Russia is limited to operations related to the production and transport of essential food commodities and ingredients.

As a result of the ongoing conflict in Ukraine, the Company reviewed the valuation of its assets and recorded immaterial charges in the year ended December 31, 2022 related to receivables and inventories. As of December 31, 2022, ADM concluded that 1) receivables, net of allowances, are deemed collectible; and 2) commodity inventories are valued appropriately. The temporarily idled property, plant, and equipment, which is immaterial, are not considered impaired. The Company also evaluated the impact of Russia's recent announcement of its purported annexation of four Ukrainian regions on the valuation of ADM's assets in those regions and concluded that the assets are appropriately valued. As the conflict in Ukraine evolves, the Company will continue to review the valuation of these assets and make any required adjustments, which are not expected to be material to the Company's consolidated financial statements.

Note 1.   Summary of Significant Accounting Policies (Continued)

Pending Accounting Standards

Through December 31, 2024, the Company has the option to adopt the amended guidance of ASC Topic 848, *Reference Rate Reform*, which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by the reference rate reform if certain criteria are met. The amendments apply only to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of the reference rate reform. The expedients and exceptions provided by the amended guidance do not apply to contract modifications made and hedging relationships entered into or evaluated after December 31, 2024, except for hedging relationships existing as of December 31, 2024, that an entity has elected certain optional expedients for and that are retained through the end of the hedging relationship. The Company plans to adopt the expedients and exceptions provided by the amended guidance before the December 31, 2024 expiry date and does not expect the adoption of the amended guidance to have an impact on the consolidated financial statements.

Effective January 1, 2023, the Company will be required to adopt the amended guidance of ASC Topic 805, *Business Combinations*, which improves comparability for both the recognition and measurement of acquired revenue contracts with customers at the date of and after a business combination. The amended guidance requires an entity (acquirer) to recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. The Company does not expect the adoption of this amended guidance to have a significant impact on its consolidated financial statements.

Effective January 1, 2023, the Company will be required to adopt the amended guidance of ASC Subtopic 405-50, *Liabilities - Supplier Finance Programs*, which enhances the transparency of supplier finance programs. The amended guidance requires an entity (buyer) in a supplier finance program to disclose sufficient information about the program to allow a user of financial statements to understand the program's nature, activity during the period, changes from period to period, and potential magnitude. The adoption of this amended guidance will require the Company to provide disclosures about its supplier finance programs, if material, but is not expected to have an impact on its consolidated financial statements.

Note 2.   Revenues

Revenue Recognition

The Company principally generates revenue from merchandising and transporting agricultural commodities, and manufacturing products for use in food, beverages, feed, energy, and industrial applications, and ingredients and solutions for human and animal nutrition. Revenue is measured based on the consideration specified in the contract with a customer. The Company follows a policy of recognizing revenue at a single point in time when it satisfies its performance obligation by transferring control over a product or service to a customer. The majority of the Company's contracts with customers have one performance obligation and a contract duration of one year or less. The Company applies the practical expedient in paragraph 10-50-14 of Topic 606 and does not disclose information about remaining performance obligations that have original expected durations of one year or less. For transportation service contracts, the Company recognizes revenue over time as the mode of transportation moves towards its destination in accordance with the transfer of control guidance of Topic 606. The Company recognized revenue from transportation service contracts of $818 million, $606 million, and $423 million for the years ended December 31, 2022, 2021, and 2020, respectively. For physically settled derivative sales contracts that are outside the scope of Topic 606, the Company recognizes revenue when control of the inventory is transferred within the meaning of Topic 606 as required by ASC 610-20.

Shipping and Handling Costs

Shipping and handling costs related to contracts with customers for the sale of goods are accounted for as a fulfillment activity and are included in cost of products sold. Accordingly, amounts billed to customers for such costs are included as a component of revenues.

Note 2. Revenues (Continued)

Taxes Collected from Customers and Remitted to Governmental Authorities

The Company does not include taxes assessed by governmental authorities that are (i) imposed on and concurrent with a specific revenue-producing transaction and (ii) collected from customers, in the measurement of transactions prices or as a component of revenues and cost of products sold.

Contract Liabilities

Contract liabilities relate to advance payments from customers for goods and services that the Company has yet to provide. Contract liabilities of $694 million and $581 million as of December 31, 2022 and 2021, respectively, were recorded in accrued expenses and other payables in the consolidated balance sheet. Contract liabilities recognized as revenues for the years ended December 31, 2022 and 2021 were $581 million and $626 million, respectively.

Disaggregation of Revenues

The following tables present revenue disaggregated by timing of recognition and major product lines for the years ended December 31, 2022, 2021, and 2020.

	Year Ended December 31, 2022				
	Topic 606 Revenue			Topic 815[1]	Total
	Point in Time	Over Time	Total	Revenue	Revenues
	(In millions)				
Ag Services and Oilseeds					
Ag Services	$ 4,053	$ 818	$ 4,871	$ 48,310	$ 53,181
Crushing	573	—	573	12,566	13,139
Refined Products and Other	2,724	—	2,724	10,519	13,243
Total Ag Services and Oilseeds	7,350	818	8,168	71,395	79,563
Carbohydrate Solutions					
Starches and Sweeteners	7,696	—	7,696	2,555	10,251
Vantage Corn Processors	3,710	—	3,710	—	3,710
Total Carbohydrate Solutions	11,406	—	11,406	2,555	13,961
Nutrition					
Human Nutrition	3,769	—	3,769	—	3,769
Animal Nutrition	3,867	—	3,867	—	3,867
Total Nutrition	7,636	—	7,636	—	7,636
Other Business	396	—	396	—	396
Total Revenues	$ 26,788	$ 818	$ 27,606	$ 73,950	$ 101,556

Note 2. Revenues (Continued)

	Year Ended December 31, 2021				
	Topic 606 Revenue			Topic 815[1]	Total
	Point in Time	Over Time	Total	Revenue	Revenues
	(In millions)				
Ag Services and Oilseeds					
Ag Services	$ 2,831 $	606 $	3,437 $	41,580 $	45,017
Crushing	441	—	441	10,927	11,368
Refined Products and Other	2,458	—	2,458	8,204	10,662
Total Ag Services and Oilseeds	5,730	606	6,336	60,711	67,047
Carbohydrate Solutions					
Starches and Sweeteners	5,866	—	5,866	1,745	7,611
Vantage Corn Processors	3,499	—	3,499	—	3,499
Total Carbohydrate Solutions	9,365	—	9,365	1,745	11,110
Nutrition					
Human Nutrition	3,189	—	3,189	—	3,189
Animal Nutrition	3,523	—	3,523	—	3,523
Total Nutrition	6,712	—	6,712	—	6,712
Other Business	380	—	380	—	380
Total Revenues	$ 22,187 $	606 $	22,793 $	62,456 $	85,249

	Year Ended December 31, 2020				
	Topic 606 Revenue			Topic 815[1]	Total
	Point in Time	Over Time	Total	Revenue	Revenues
	(In millions)				
Ag Services and Oilseeds					
Ag Services	$ 3,108 $	423 $	3,531 $	29,195 $	32,726
Crushing	467	—	467	9,126	9,593
Refined Products and Other	2,095	—	2,095	5,302	7,397
Total Ag Services and Oilseeds	5,670	423	6,093	43,623	49,716
Carbohydrate Solutions					
Starches and Sweeteners	4,756	—	4,756	1,631	6,387
Vantage Corn Processors	2,085	—	2,085	—	2,085
Total Carbohydrate Solutions	6,841	—	6,841	1,631	8,472
Nutrition					
Human Nutrition	2,812	—	2,812	—	2,812
Animal Nutrition	2,988	—	2,988	—	2,988
Total Nutrition	5,800	—	5,800	—	5,800
Other Business	367	—	367	—	367
Total Revenues	$ 18,678 $	423 $	19,101 $	45,254 $	64,355

[1] Topic 815 revenue relates to the physical delivery or the settlement of the Company's sales contracts that are accounted for as derivatives and are outside the scope of Topic 606.

Note 2.   Revenues (Continued)

Ag Services and Oilseeds

The Ag Services and Oilseeds segment generates revenue from the sale of commodities, from service fees for the transportation of goods, from the sale of products manufactured in its global processing facilities, and from its structured trade finance activities. Revenue is measured based on the consideration specified in the contract. Revenue is recognized when a performance obligation is satisfied by transferring control over a product or providing service to a customer. For transportation service contracts, the Company recognizes revenue over time as the mode of transportation moves towards its destination in accordance with the transfer of control guidance of Topic 606. The amount of revenue recognized follows the contractually specified price which may include freight or other contractually specified cost components. For physically settled derivative sales contracts that are outside the scope of Topic 606, the Company recognizes revenue when control of the inventory is transferred within the meaning of Topic 606 as required by Topic 610-20. The Company engages in various structured trade finance activities to leverage its global trade flows whereby the Company obtains letters of credit (LCs) to guarantee payments on both global purchases and sales of grain. LCs guaranteeing payment on grain sales are sold on a non-recourse basis with no continuing involvement. The Company earns returns from the difference in interest rates between the LCs that guarantee payment on the underlying purchases and sales of grain given the differing risk profiles of the underlying transactions. The net return related to structured trade finance activities is included in revenue and is not significant for the years ended December 31, 2022, 2021, and 2020.

Carbohydrate Solutions

The Carbohydrate Solutions segment generates revenue from the sale of products manufactured at the Company's global corn and wheat milling facilities around the world. Revenue is recognized when control over products is transferred to the customer. Products are shipped to customers from the Company's various facilities and from its network of storage terminals. The amount of revenue recognized is based on the consideration specified in the contract which could include freight and other costs depending on the specific shipping terms of each contract. For physically settled derivative sales contracts that are outside the scope of Topic 606, the Company recognizes revenue when control of the inventory is transferred within the meaning of Topic 606 as required by Topic 610-20.

Nutrition

The Nutrition segment sells ingredients and solutions including plant-based proteins, natural flavors, flavor systems, natural colors, emulsifiers, soluble fiber, polyols, hydrocolloids, probiotics, prebiotics, enzymes, botanical extracts, edible beans, formula feeds, animal health and nutrition products, pet food and treats, and other specialty food and feed ingredients. Revenue is recognized when control over products is transferred to the customer. The amount of revenue recognized follows the contracted price or the mutually agreed price of the product. Freight and shipping are recognized as a component of revenue at the same time control transfers to the customer.

Other Business

Other Business includes the Company's futures commission business whose primary sources of revenue are commissions and brokerage income generated from executing orders and clearing futures contracts and options on futures contracts on behalf of its customers. Commissions and brokerage revenue are recognized on the date the transaction is executed. Other Business also includes the Company's captive insurance business which generates third party revenue through its proportionate share of premiums from third-party reinsurance pools. Reinsurance premiums are recognized on a straight-line basis over the period underlying the policy.

Note 3.   Acquisitions

Fiscal year 2022 acquisitions

During the year ended December 31, 2022, the Company acquired Kansas Protein Foods LLC for cash consideration of $23 million. The cash consideration of this acquisition, net of $1 million in cash acquired, was allocated as follows:

	(In millions)
Property, plant, and equipment	$ 9
Goodwill	13
Cash consideration	$ 22

Fiscal year 2021 acquisitions

During the year ended December 31, 2021, the Company's Nutrition segment acquired five businesses including, a 75% majority stake in U.S.-based PetDine, Pedigree Ovens, The Pound Bakery, and NutraDine (collectively, "P4"), premier providers of private label pet treats and supplements; Deerland Probiotics & Enzymes ("Deerland"), a leader in probiotic, prebiotic, and enzyme technology; and Sojaprotein, a leading European provider of non-GMO soy ingredients, for an aggregate consideration of $1.6 billion using cash on hand. The aggregate cash consideration of these acquisitions, net of $21 million in cash acquired, was allocated as follows. In 2022, the Company made immaterial adjustments to the purchase price allocations related to these acquisitions. These adjustments have been reflected in the table below.

(In millions)	P4	Deerland	Sojaprotein	Others	Total
Working capital	$ 11	$ 27	$ 35	$ 7	$ 80
Property, plant, and equipment	73	43	85	6	207
Goodwill	317	396	192	35	940
Other intangible assets	245	252	42	18	557
Other long-term assets	—	—	12	2	14
Long-term liabilities	—	(74)	(10)	—	(84)
Temporary equity - redeemable noncontrolling interest	(150)	—	—	—	(150)
Aggregate cash consideration	$ 496	$ 644	$ 356	$ 68	$ 1,564

The Company has the option to acquire the remaining 25% interest in P4 from December 31, 2023 to March 31, 2025, based on a fixed multiple of earnings before interest, taxes, depreciation, and amortization for the twelve months prior to the exercise of this option. The noncontrolling interest holders also have the option to put the 25% interest to the Company on the same terms. The Company records the 25% remaining interest in temporary equity - redeemable noncontrolling interest.

Of the $940 million allocated to goodwill, $313 million is expected to be deductible for tax purposes.

The 2021 acquisitions advance ADM's growth strategy by expanding the Company's capabilities in pet treat and supplements and the fast-growing global demand for plant-based proteins as well as capabilities in the high-value flavor segment and the fast growing demand for food, beverages, and supplements. The post-acquisition financial results of these acquisitions are reported in the Nutrition segment.

Note 3.   Acquisitions (Continued)

The following table sets forth the fair values and the useful lives of the other intangible assets acquired.

	Useful Lives		P4	Deerland	Sojaprotein	Others	Total
	(In years)				(In millions)		
Intangible assets with finite lives:							
Trademarks/brands	7	to 15	$ 9	$ 18	$ 5	$ 1	$ 33
Customer lists	15	to 20	220	176	37	14	447
Recipes and others	7		16	58	—	3	77
Total other intangible assets acquired			$ 245	$ 252	$ 42	$ 18	$ 557

Fiscal year 2020 acquisitions

During the year ended December 31, 2020, the Company acquired Yerbalatina and the remaining 70% interest in Anco Animal Nutrition Competence GmbH ("Anco") for an aggregate cash consideration of $15 million. The aggregate cash consideration of these acquisitions plus the $3 million acquisition-date value of the Company's previously held equity interest in Anco, were allocated as follows:

		(In millions)
Working capital	$	16
Property, plant, and equipment		1
Goodwill		2
Long-term liabilities		(1)
Aggregate cash consideration plus acquisition-date fair value of previously held equity interest	$	18

The Company recognized a pre-tax gain of $2 million on the Anco transaction, representing the difference between the carrying value and acquisition-date fair value of the Company's previously held equity interest. The acquisition-date fair value was determined based on a discounted cash flow analysis using market participant assumptions (a Level 3 measurement under applicable accounting standards).
.

Note 4.   Fair Value Measurements

The following tables set forth, by level, the Company's assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2022 and 2021.

	Fair Value Measurements at December 31, 2022			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(In millions)			
Assets:				
Inventories carried at market	$ —	$ 6,281	$ 2,760	$ 9,041
Unrealized derivative gains:				
Commodity contracts	—	796	541	1,337
Foreign exchange contracts	—	258	—	258
Interest rate contracts	—	109	—	109
Cash equivalents	405	—	—	405
Segregated investments	1,453	—	—	1,453
Total Assets	$ 1,858	$ 7,444	$ 3,301	$ 12,603
Liabilities:				
Unrealized derivative losses:				
Commodity contracts	$ —	$ 665	$ 603	$ 1,268
Foreign exchange contracts	—	275	—	275
Debt conversion option	—	—	6	6
Inventory-related payables	—	1,181	89	1,270
Total Liabilities	$ —	$ 2,121	$ 698	$ 2,819

Note 4.   Fair Value Measurements (Continued)

	Fair Value Measurements at December 31, 2021			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(In millions)			
Assets:				
Inventories carried at market	$ —	$ 6,765	$ 3,004	$ 9,769
Unrealized derivative gains:				
Commodity contracts	—	902	460	1,362
Foreign currency contracts	—	238	—	238
Interest rate contracts	—	46	—	46
Cash equivalents	448	—	—	448
Segregated investments	1,338	—	—	1,338
Total Assets	$ 1,786	$ 7,951	$ 3,464	$ 13,201
Liabilities:				
Unrealized derivative losses:				
Commodity contracts	$ —	$ 944	$ 815	$ 1,759
Foreign currency contracts	—	191	—	191
Debt conversion option	—	—	15	15
Inventory-related payables	—	859	106	965
Total Liabilities	$ —	$ 1,994	$ 936	$ 2,930

Estimated fair values of inventories and inventory-related payables stated at market are based on exchange-quoted prices, adjusted for differences in local markets and quality, referred to as basis. Market valuations for the Company's inventories are adjusted for location and quality (basis) because the exchange-quoted prices represent contracts that have standardized terms for commodity, quantity, future delivery period, delivery location, and commodity quality or grade. The basis adjustments are generally determined using inputs from competitor and broker quotations or market transactions and are considered observable. Basis adjustments are impacted by specific local supply and demand characteristics at each facility and the overall market. Factors such as substitute products, weather, fuel costs, contract terms, and futures prices also impact the movement of these basis adjustments. In some cases, the basis adjustments are unobservable because they are supported by little to no market activity. When unobservable inputs have a significant impact (more than 10%) on the measurement of fair value, the inventory is classified in Level 3. Changes in the fair value of inventories and inventory-related payables are recognized in the consolidated statements of earnings as a component of cost of products sold.

Note 4.   Fair Value Measurements (Continued)

Derivative contracts include exchange-traded commodity futures and options contracts, forward commodity purchase and sale contracts, and OTC instruments related primarily to agricultural commodities, energy, interest rates, and foreign currencies. Exchange-traded futures and options contracts are valued based on unadjusted quoted prices in active markets and are classified in Level 1. The majority of the Company's exchange-traded futures and options contracts are cash-settled on a daily basis and, therefore, are not included in these tables. Fair value for forward commodity purchase and sale contracts is estimated based on exchange-quoted prices adjusted for differences in local markets. Market valuations for the Company's forward commodity purchase and sale contracts are adjusted for location (basis) because the exchange-quoted prices represent contracts that have standardized terms for commodity, quantity, future delivery period, delivery location, and commodity quality or grade. The basis adjustments are generally determined using inputs from competitor and broker quotations or market transactions and are considered observable. Basis adjustments are impacted by specific local supply and demand characteristics at each facility and the overall market. Factors such as substitute products, weather, fuel costs, contract terms, and futures prices also impact the movement of these basis adjustments. In some cases, the basis adjustments are unobservable because they are supported by little to no market activity. When observable inputs are available for substantially the full term of the contract, it is classified in Level 2. When unobservable inputs have a significant impact (more than 10%) on the measurement of fair value, the contract is classified in Level 3. Except for certain derivatives designated as cash flow hedges, changes in the fair value of commodity-related derivatives are recognized in the consolidated statements of earnings as a component of cost of products sold. Changes in the fair value of foreign currency-related derivatives are recognized in the consolidated statements of earnings as a component of revenues, cost of products sold, and other (income) expense - net, depending upon the purpose of the contract. The changes in the fair value of derivatives designated as effective cash flow hedges are recognized in the consolidated balance sheets as a component of AOCI until the hedged items are recorded in earnings or it is probable the hedged transaction will no longer occur.

The Company's cash equivalents are comprised of money market funds valued using quoted market prices and are classified as Level 1.

The Company's segregated investments are comprised of U.S. Treasury securities. U.S. Treasury securities are valued using quoted market prices and are classified in Level 1.

The debt conversion option is the equity linked embedded derivative related to the exchangeable bonds described in Note 10. The fair value of the embedded derivative is included in long-term debt, with changes in fair value recognized as interest, and is valued with the assistance of a third-party pricing service (a level 3 measurement).

Note 4.   Fair Value Measurements (Continued)

The following tables present a rollforward of the activity of all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years ended December 31, 2022 and 2021.

	Level 3 Fair Value Assets Measurements at December 31, 2022		
	Inventories Carried at Market	Commodity Derivative Contracts Gains	Total
	(In millions)		
Balance, December 31, 2021	$ 3,004	$ 460	$ 3,464
Total increase (decrease) in net realized/unrealized gains included in cost of products sold	867	1,648	2,515
Purchases	49,735	—	49,735
Sales	(50,414)	—	(50,414)
Settlements	—	(1,672)	(1,672)
Transfers into Level 3	1,088	400	1,488
Transfers out of Level 3	(1,520)	(295)	(1,815)
Ending balance, December 31, 2022 [1]	$ 2,760	$ 541	$ 3,301

[1] Includes increase in unrealized gains of $2.7 billion relating to Level 3 assets still held at December 31, 2022.

	Level 3 Fair Value Liabilities Measurements at December 31, 2022			
	Inventory-related Payables	Commodity Derivative Contracts Losses	Debt Conversion Option	Total
	(In millions)			
Balance, December 31, 2021	$ 106	$ 815	$ 15	$ 936
Total increase (decrease) in net realized/unrealized losses included in cost of products sold and interest expense	3	2,483	(9)	2,477
Purchases	183	—	—	183
Sales	(203)	—	—	(203)
Settlements	—	(2,844)	—	(2,844)
Transfers into Level 3	—	401	—	401
Transfers out of Level 3	—	(252)	—	(252)
Ending balance, December 31, 2022 [1]	$ 89	$ 603	$ 6	$ 698

[1] Includes increase in unrealized losses of $2.5 billion relating to Level 3 liabilities still held at December 31, 2022.

Note 4.   Fair Value Measurements (Continued)

	Level 3 Fair Value Assets Measurements at December 31, 2021		
	Inventories Carried at Market	Commodity Derivative Contracts Gains	Total
	(In millions)		
Balance, December 31, 2020	$ 2,183	$ 859	$ 3,042
Total increase (decrease) in net realized/unrealized gains included in cost of products sold	1,131	1,071	2,202
Purchases	30,357	—	30,357
Sales	(30,471)	—	(30,471)
Settlements	—	(1,437)	(1,437)
Transfers into Level 3	1,200	103	1,303
Transfers out of Level 3	(1,396)	(136)	(1,532)
Ending balance, December 31, 2021 [1]	$ 3,004	$ 460	$ 3,464

[1] Includes increase in unrealized gains of $2.2 billion relating to Level 3 assets still held at December 31, 2021.

	Level 3 Fair Value Liabilities Measurements at December 31, 2021			
	Inventory-related Payables	Commodity Derivative Contracts Losses	Debt Conversion Option	Total
	(In millions)			
Balance, December 31, 2020	$ 11	$ 918	$ 34	$ 963
Total increase (decrease) in net realized/unrealized losses included in cost of products sold and interest expense	2	1,992	(19)	1,975
Purchases	123	—	—	123
Sales	(30)	—	—	(30)
Settlements	—	(2,191)	—	(2,191)
Transfers into Level 3	—	324	—	324
Transfers out of Level 3	—	(228)	—	(228)
Ending balance, December 31, 2021 [1]	$ 106	$ 815	$ 15	$ 936

[1] Includes increase in unrealized losses of $2.0 billion relating to Level 3 liabilities still held at December 31, 2021.

Transfers into Level 3 of assets and liabilities previously classified in Level 2 were due to the relative value of unobservable inputs to the total fair value measurement of certain products and derivative contracts rising above the 10% threshold.   Transfers out of Level 3 were primarily due to the relative value of unobservable inputs to the total fair value measurement of certain products and derivative contracts falling below the 10% threshold and thus permitting reclassification to Level 2.

Note 4.   Fair Value Measurements (Continued)

In some cases, the price components that result in differences between exchange-traded prices and local prices for inventories and commodity purchase and sale contracts are observable based upon available quotations for these pricing components, and in some cases, the differences are unobservable. These price components primarily include transportation costs and other adjustments required due to location, quality, or other contract terms. In the table below, these other adjustments are referred to as basis.

The following table sets forth the weighted average percentage of the unobservable price components included in the Company's Level 3 valuations as of December 31, 2022 and 2021. The Company's Level 3 measurements may include basis only, transportation cost only, or both price components. As an example, for Level 3 inventories with basis, the unobservable component as of December 31, 2022 is a weighted average 19.4% of the total price for assets and 15.2% of the total price for liabilities.

| | Weighted Average % of Total Price | | | |
| | December 31, 2022 | | December 31, 2021 | |
Component Type	Assets	Liabilities	Assets	Liabilities
Inventories and Related Payables				
Basis	**19.4%**	**15.2%**	28.7%	13.1%
Transportation cost	**10.5%**	**—%**	13.0%	—%
Commodity Derivative Contracts				
Basis	**22.7%**	**26.5%**	30.0%	27.1%
Transportation cost	**13.5%**	**3.7%**	8.1%	0.7%

In certain of the Company's principal markets, the Company relies on price quotes from third parties to value its inventories and physical commodity purchase and sale contracts. These price quotes are generally not further adjusted by the Company in determining the applicable market price. In some cases, availability of third-party quotes is limited to only one or two independent sources. In these situations, absent other corroborating evidence, the Company considers these price quotes as 100% unobservable and, therefore, the fair value of these items is reported in Level 3.

Note 5.   Derivative Instruments & Hedging Activities

Derivatives Not Designated as Hedging Instruments

The majority of the Company's derivative instruments have not been designated as hedging instruments. The Company uses exchange-traded futures and exchange-traded and OTC options contracts to manage its net position of merchandisable agricultural product inventories and forward cash purchase and sales contracts to reduce price risk caused by market fluctuations in agricultural commodities and foreign currencies. The Company also uses exchange-traded futures and exchange-traded and OTC options contracts as components of merchandising strategies designed to enhance margins. The results of these strategies can be significantly impacted by factors such as the correlation between the value of exchange-traded commodities futures contracts and the value of the underlying commodities, counterparty contract defaults, and volatility of freight markets. Derivatives, including exchange traded contracts and forward commodity purchase or sale contracts, and inventories of certain merchandisable agricultural products, which include amounts acquired under deferred pricing contracts, are stated at fair value or market value. Inventory is not a derivative and therefore fair values of and changes in fair values of inventories are not included in the tables below.

Note 5. Derivative Instruments & Hedging Activities (Continued)

The following table sets forth the fair value of derivatives not designated as hedging instruments as of December 31, 2022 and 2021.

| | December 31, 2022 | | December 31, 2021 | |
	Assets	Liabilities	Assets	Liabilities
	(In millions)			
Foreign Currency Contracts	$ 154	$ 275	$ 217	$ 116
Commodity Contracts	1,337	1,248	1,276	1,759
Debt Conversion Option	—	6	—	15
Total	$ 1,491	$ 1,529	$ 1,493	$ 1,890

The following table sets forth the pre-tax gains (losses) on derivatives not designated as hedging instruments that have been included in the consolidated statements of earnings for the years ended December 31, 2022, 2021, and 2020.

(In millions)	Revenues	Cost of products sold	Interest Expense	Other expense (income) - net	
For the Year Ended December 31, 2022					
Consolidated Statement of Earnings	$ 101,556	$ 93,986	$ 396	$ (358)	
Pre-tax gains (losses) on:					
Foreign Currency Contracts	$ (42)	$ 367	$ —	$ 194	
Commodity Contracts	—	(120)	—	—	
Debt Conversion Option	—	—	9	—	
Total gain (loss) recognized in earnings	$ (42)	$ 247	$ 9	$ 194	$ 408
For the Year Ended December 31, 2021					
Consolidated Statement of Earnings	$ 85,249	$ 79,262	$ 265	$ (94)	
Pre-tax gains (losses) on:					
Foreign Currency Contracts	$ 3	$ (140)	$ —	$ 189	
Commodity Contracts	—	(1,606)	—	—	
Debt Conversion Option	—	—	19	—	
Total gain (loss) recognized in earnings	$ 3	$ (1,746)	$ 19	$ 189	$ (1,535)
For the Year Ended December 31, 2020					
Consolidated Statement of Earnings	$ 64,355	$ 59,902	$ 339	$ (255)	
Pre-tax gains (losses) on:					
Foreign Currency Contracts	$ 28	$ (496)	$ —	$ (153)	
Commodity Contracts	—	(68)	—	—	
Debt Conversion Option	—	—	(17)	—	
Total gain (loss) recognized in earnings	$ 28	$ (564)	$ (17)	$ (153)	$ (706)

Note 5.   Derivative Instruments & Hedging Activities (Continued)

Changes in the market value of inventories of certain merchandisable agricultural commodities, inventory-related payables, forward cash purchase and sales contracts, exchange-traded futures, and exchange-traded and OTC options contracts are recognized in earnings immediately as a component of cost of products sold.

Changes in the fair value of foreign currency-related derivatives are recognized in the consolidated statements of earnings as a component of revenues, cost of products sold, and other (income) expense - net depending on the purpose of the contract.

Derivatives Designated as Cash Flow or Net Investment Hedging Instruments

The Company had certain derivatives designated as cash flow and net investment hedges as of December 31, 2022 and 2021.

For derivative instruments that are designated and qualify as highly-effective cash flow hedges (i.e., hedging the exposure to variability in expected future cash flow that is attributable to a particular risk), the gain or loss on the derivative instrument is reported as a component of AOCI and as an operating activity in the statement of cash flows and reclassified into earnings in the same line item affected by the hedged transaction and in the same period or periods during which the hedged transaction affects earnings. Hedge components excluded from the assessment of effectiveness and gains and losses related to discontinued hedges are recognized in the consolidated statement of earnings during the current period.

Commodity Contracts
For each of the hedge programs described below, the derivatives are designated as cash flow hedges. The changes in the market value of such derivative contracts have historically been, and are expected to continue to be, highly effective at offsetting changes in price movements of the hedged item. Once the hedged item is recognized in earnings, the gains and losses arising from the hedge are reclassified from AOCI to either revenues or cost of products sold, as applicable.

The Company uses futures or options contracts to hedge the purchase price of anticipated volumes of corn to be purchased and processed in a future month. The objective of this hedging program is to reduce the variability of cash flows associated with the Company's forecasted purchases of corn. The Company's corn processing plants normally grind approximately 65 million bushels per month. During the past 12 months, the Company hedged between 17% and 33% of its monthly grind. At December 31, 2022, the Company had designated hedges representing between 14% to 28% of its anticipated monthly grind of corn for the next 12 months.

The Company, from time to time, also uses futures, options, and swaps to hedge the sales price of certain ethanol sales contracts. The Company has established hedging programs for ethanol sales contracts that are indexed to unleaded gasoline prices and to various exchange-traded ethanol contracts. The objective of these hedging programs is to reduce the variability of cash flows associated with the Company's sales of ethanol. During the past 12 months and as of December 31, 2022, the Company had no hedges related to ethanol sales.

The Company uses futures and options contracts to hedge the purchase price of anticipated volumes of soybeans to be purchased and processed in a future month for certain of its U.S. soybean crush facilities, subject to certain program limits. The Company also uses futures or options contracts to hedge the sales prices of anticipated soybean meal and soybean oil sales proportionate to the soybean crushing process at these facilities, subject to certain program limits. During the past 12 months, the Company hedged between 85% and 100% of the anticipated monthly soybean crush for soybean purchases and soybean meal and oil sales at the designated facilities. At December 31, 2022, the Company had designated hedges representing between 0% and 100% of the anticipated monthly soybean crush for soybean purchases and soybean meal and oil sales at the designated facilities over the next 12 months.

The Company uses futures and OTC swaps to hedge the purchase price of anticipated volumes of natural gas consumption in a future month for certain of its facilities in North America and Europe, subject to certain program limits. During the past 12 months, the Company hedged between 73% and 93% of the anticipated monthly natural gas consumption at the designated facilities. At December 31, 2022, the Company had designated hedges representing between 53% and 83% of the anticipated monthly natural gas consumption over the next 12 months.

Archer-Daniels-Midland Company

Notes to Consolidated Financial Statements (Continued)

Note 5.   Derivative Instruments & Hedging Activities (Continued)

As of December 31, 2022 and 2021, the Company had after-tax losses of $17 million and after-tax gains of $161 million in AOCI, respectively, related to gains and losses from these programs. The Company expects to recognize $17 million of the 2022 after-tax losses in its consolidated statement of earnings during the next 12 months.

Interest Rate Contracts
The Company's structured trade finance programs use interest rate swaps designated as cash flow hedges to hedge the forecasted interest payments on certain letters of credit from banks. The terms of the interest rate swaps match the terms of the forecasted interest payments. The deferred gains and losses are recognized in revenues over the period in which the related interest payments are paid to the banks. The amounts are recorded in revenues as the related results are also recorded in revenues. The Company had interest rate swaps maturing on various dates with aggregate notional amount of $1.0 billion as of December 31, 2021 and none as of December 31, 2022.

The Company also uses swap locks designated as cash flow hedges to hedge the changes in the forecasted interest payments due to changes in the benchmark rate leading up to future bond issuance dates. The terms of the swap locks match the terms of the forecasted interest payments. The deferred gains and losses will be recognized in interest expense over the period in which the related interest payments will be paid. As of December 31, 2022 and 2021, the Company executed swap locks maturing on various dates with an aggregate notional amount of $400 million.

As of December 31, 2022 and 2021, the Company had after-tax gains of $82 million and $35 million in AOCI, respectively, related to the interest rate swaps and swap locks. The Company expects to recognize amounts deferred in AOCI in its consolidated statement of earnings during the life of the instruments.

Foreign Currency Contracts
The Company uses cross-currency swaps and foreign exchange forwards designated as net investment hedges to protect the Company's investment in a foreign subsidiary against changes in foreign currency exchange rates. The Company executed USD-fixed to Euro-fixed cross-currency swaps with an aggregate notional amount of $0.8 billion and $1.2 billion as of December 31, 2022 and 2021, respectively, and foreign exchange forwards with an aggregate notional amount of $2.5 billion and $2.6 billion as of December 31, 2022 and 2021, respectively. Amounts excluded from the assessment of hedge effectiveness are immaterial for all periods presented.

As of December 31, 2022 and 2021, the Company had after-tax gains of $79 million and after-tax losses of $44 million in AOCI, respectively, related to foreign exchange gains and losses from net investment hedge transactions. The amount is deferred in AOCI until the underlying investment is divested.

The following table sets forth the fair value of derivatives designated as hedging instruments as of December 31, 2022 and 2021.

	December 31, 2022		December 31, 2021	
	Assets	Liabilities	Assets	Liabilities
	(In millions)			
Commodity Contracts	$ —	$ 20	$ 86	$ —
Interest Rate Contracts	109	—	46	—
Foreign Currency Contracts	104	—	21	75
Total	$ 213	$ 20	$ 153	$ 75

Note 5.   Derivative Instruments & Hedging Activities (Continued)

The following table sets forth the pre-tax gains (losses) on derivatives designated as hedging instruments that have been included in the consolidated statement of earnings for the years ended December 31, 2022, 2021, and 2020.

(In millions)	Revenues	Cost of products sold	Interest expense	Other expense (income) - net
For the Year Ended December 31, 2022				
Consolidated Statement of Earnings	$ 101,556	$ 93,986	$ 396	$ (358)
Effective amounts recognized in earnings				
Pre-tax gains (losses) on:				
Commodity Contracts	—	351	—	—
Interest Contracts	1	—	—	—
Total gain (loss) recognized in earnings	$ 1	$ 351	$ —	$ — $ 352
For the Year Ended December 31, 2021				
Consolidated Statement of Earnings	$ 85,249	$ 79,262	265	$ (94)
Effective amounts recognized in earnings				
Pre-tax gains (losses) on:				
Commodity Contracts	$ —	$ 490	$ —	$ —
Interest Rate Contracts	(16)	—	—	—
Total gain (loss) recognized in earnings	$ (16)	$ 490	$ —	$ — $ 474
For the Year Ended December 31, 2020				
Consolidated Statement of Earnings	$ 64,355	$ 59,902	339	$ (255)
Effective amounts recognized in earnings				
Pre-tax gains (losses) on:				
Commodity Contracts	$ 7	$ 27	$ —	$ (2)
Interest Rate Contracts	(75)	—	(2)	—
Total gain (loss) recognized in earnings	$ (68)	$ 27	$ (2)	$ (2) $ (45)

Other Net Investment Hedging Strategies

The Company has designated €1.3 billion and €1.8 billion of its outstanding long-term debt and commercial paper borrowings at December 31, 2022 and 2021, respectively, as hedges of its net investment in a foreign subsidiary. As of December 31, 2022 and 2021, the Company had after-tax gains of $228 million and $55 million in AOCI, respectively, related to foreign exchange gains and losses from the net investment hedge transactions. The amount is deferred in AOCI until the underlying investment is divested.

Note 6.   Other Current Assets

The following table sets forth the items in other current assets:

	December 31, 2022		December 31, 2021
	(In millions)		
Unrealized gains on derivative contracts	$	1,704	$ 1,646
Margin deposits and grain accounts		723	600
Customer omnibus receivable		1,309	1,179
Financing receivables - net [1]		235	189
Insurance premiums receivable		54	20
Prepaid expenses		443	370
Biodiesel tax credit		68	79
Tax receivables		616	708
Non-trade receivables [2]		361	285
Other current assets		153	82
	$	5,666	$ 5,158

[1] The Company provides financing to suppliers, primarily Brazilian farmers, to finance a portion of the suppliers' production costs. The amounts are reported net of allowances of $3 million and $4 million at December 31, 2022 and 2021, respectively. Interest earned on financing receivables of $15 million, $11 million, and $20 million for the years ended December 31, 2022, 2021, and 2020, respectively, is included in interest and investment income in the consolidated statements of earnings.

[2] Non-trade receivables included $18 million and $27 million of reinsurance recoverables as of December 31, 2022 and 2021, respectively.

Note 7.   Accrued Expenses and Other Payables

The following table sets forth the items in accrued expenses and other payables:

	December 31, 2022		December 31, 2021
	(In millions)		
Unrealized losses on derivative contracts	$	1,543	$ 1,950
Accrued compensation		475	445
Income tax payable		248	132
Other taxes payable		136	168
Insurance claims payable		223	220
Contract liability		694	581
Other accruals and payables		1,476	1,294
	$	4,795	$ 4,790

Note 8.   Investments in and Advances to Affiliates

The Company applies the equity method of accounting for investments in investees over which ADM has the ability to exercise significant influence, including the Company's 22.5% and 22.3% share ownership in Wilmar as of December 31, 2022 and 2021, respectively. As of December 31, 2022, the Company also holds equity method investments in Pacificor (32.2%), Stratas Foods LLC (50.0%), Edible Oils Limited (50.0%), Olenex (37.5%), SoyVen (50.0%), Hungrana Ltd (50.0%), Almidones Mexicanos S.A. (50.0%), Aston Foods and Food Ingredients (50.0%), and Vimison S.A. de C.V. (45.3%). The Company had 67 and 63 unconsolidated domestic and foreign affiliates as of December 31, 2022 and 2021, respectively. The following table summarizes the combined balance sheets as of December 31, 2022 and 2021, and the combined statements of earnings of the Company's unconsolidated affiliates for the years ended December 31, 2022, 2021, and 2020.

	December 31	
(In millions)	2022	2021
Current assets	$ 41,407	$ 34,955
Non-current assets	30,589	27,938
Current liabilities	(36,091)	(30,002)
Non-current liabilities	(9,300)	(8,362)
Noncontrolling interests	(2,641)	(2,630)
Net assets	$ 23,964	$ 21,899

	Year Ended December 31		
(In millions)	2022	2021	2020
Revenues	$ 109,448	$ 87,528	$ 59,195
Gross profit	8,946	7,719	5,070
Net income	3,140	2,315	2,093

The Company's share of the undistributed earnings of its unconsolidated affiliates as of December 31, 2022 is $3.2 billion. The Company's investment in Wilmar has a carrying value of $4.1 billion as of December 31, 2022, and a market value of $4.4 billion based on quoted market price converted to U.S. dollars at the applicable exchange rate at December 31, 2022.

The Company provides credit facilities totaling $116 million to five unconsolidated affiliates. There was no outstanding balance on these facilities as of December 31, 2022.

Net sales to unconsolidated affiliates during the years ended December 31, 2022, 2021, and 2020 were $7.8 billion, $6.6 billion, and $4.7 billion, respectively.

Accounts receivable due from unconsolidated affiliates as of December 31, 2022 and 2021 was $286 million and $274 million, respectively.

Note 9.   Goodwill and Other Intangible Assets

Goodwill balances attributable to consolidated businesses, by segment, are set forth in the following table.

	December 31, 2022	December 31, 2021
	(In millions)	
Ag Services and Oilseeds	$ 193	$ 204
Carbohydrate Solutions	224	240
Nutrition	3,731	3,734
Other Business	14	4
Total	$ 4,162	$ 4,182

The changes in goodwill during the year ended December 31, 2022 were related to foreign currency translation losses of $123 million, partially offset by 2022 acquisitions and adjustments to purchase price allocations related to 2021 acquisitions (see Note 3).

The following table sets forth the other intangible assets:

	Useful Life	December 31, 2022			December 31, 2021		
		Gross Amount	Accumulated Amortization	Net	Gross Amount	Accumulated Amortization	Net
	(In years)	(In millions)					
Intangible assets with indefinite lives:							
Trademarks/brands		$ 397	$ —	$ 397	$ 409	$ —	$ 409
Intangible assets with definite lives:							
Trademarks/brands	5 to 20	70	(28)	42	105	(20)	85
Customer lists	1 to 30	1,544	(542)	1,002	1,580	(454)	1,126
Capitalized software and related costs	5	721	(449)	272	714	(383)	331
Land rights	2 to 50	109	(25)	84	122	(28)	94
Other intellectual property	6 to 20	228	(112)	116	276	(100)	176
Recipes and other	3 to 35	547	(274)	273	487	(230)	257
Intangible assets in process		196	—	196	87	—	87
Total		$ 3,812	$ (1,430)	$ 2,382	$ 3,780	$ (1,215)	$ 2,565

The changes in the gross amounts during the year ended December 31, 2022 were primarily related to additions to intangible assets in process, partially offset by decreases related to foreign currency translation of $89 million. The changes in accumulated amortization during the year ended December 31, 2022 were related to amortization expense, partially offset by decreases related to foreign currency translation of $30 million. Aggregate amortization expense was $235 million, $177 million, and $173 million for the years ended December 31, 2022, 2021, and 2020, respectively, of which $69 million, $33 million, and $45 million, respectively, were for amortization of capitalized software and related costs. The estimated future aggregate amortization expense for the next five years is $246 million, $273 million, $255 million, $251 million, and $245 million, respectively.

Note 10.   Debt Financing Arrangements

The Company's long-term debt consisted of the following:

Debt Instrument				
Interest Rate	Face Amount	Due Date	December 31, 2022	December 31, 2021
			(In millions)	
2.5% Notes	$1 billion	2026	$ 997	$ 996
3.25% Notes	$1 billion	2030	989	988
2.900% Notes	$750 million	2032	744	—
2.700% Notes	$750 million	2051	731	730
1% Notes	€650 million	2025	691	735
1.75% Notes	€600 million	2023	641	681
4.5% Notes	$600 million	2049	589	588
5.375% Debentures	$432 million	2035	425	425
3.75% Notes	$408 million	2047	403	402
5.935% Debentures	$336 million	2032	334	333
0% Bonds	$300 million	2023	304	310
5.765% Debentures	$297 million	2041	297	297
4.535% Debentures	$383 million	2042	286	283
4.016% Debentures	$371 million	2043	260	258
7% Debentures	$160 million	2031	159	159
6.95% Debentures	$157 million	2097	154	154
7.5% Debentures	$147 million	2027	147	147
6.625% Debentures	$144 million	2029	144	144
6.75% Debentures	$103 million	2027	103	103
6.45% Debentures	$103 million	2038	102	102
Fixed to Floating Rate Notes	€500 million	2022	—	569
Other			177	177
Total long-term debt including current maturities			8,677	8,581
Current maturities			(942)	(570)
Total long-term debt			$ 7,735	$ 8,011

On February 28, 2022, the Company issued its first sustainability bond of $750 million aggregate principal amount of 2.900% notes due March 1, 2032. Net proceeds before expenses were $748 million. The Company expects to apply an amount equal to the net proceeds to finance or refinance eligible green projects and/or eligible social projects.

In September 2022, the Company redeemed €500 million aggregate principal amount of Fixed-to-Floating Rate Senior Notes due 2022 issued in a private placement on March 25, 2021.

On September 29, 2022, Archer Daniels Midland Singapore, Pte. Ltd., a wholly-owned subsidiary of the Company, closed on a $500 million revolving credit facility at an interest rate of Secured Overnight Financing Rate plus a fixed spread. The facility will be used to finance working capital requirements of ADM entities in the Asia Pacific region and general corporate purposes.

Note 10.   Debt Financing Arrangements (Continued)

On September 10, 2021, the Company issued $750 million aggregate principal amount of 2.700% Notes due September 15, 2051 (the "Notes"). Net proceeds before expenses were $732 million.

In September 2021, the Company used the proceeds of the Notes to redeem $500 million aggregate principal amount of 2.750% notes due March 27, 2025 and recognized a debt extinguishment charge of $36 million in the year ended December 31, 2021.

Discount amortization expense, net of premium amortization, of $6 million, $10 million, and $13 million for the years ended December 31, 2022, 2021, and 2020, respectively, are included in interest expense related to the Company's long-term debt.

At December 31, 2022, the fair value of the Company's long-term debt was below the carrying value by $0.2 billion, as estimated using quoted market prices (a Level 2 measurement under applicable accounting standards).

The aggregate maturities of long-term debt for the five years after December 31, 2022, are $942 million, $6 million, $693 million, $998 million, and $250 million, respectively.

At December 31, 2022, the Company had lines of credit, including the accounts receivable securitization programs described below, totaling $12.4 billion, of which $9.3 billion was unused. The weighted average interest rates on short-term borrowings outstanding at December 31, 2022 and 2021, were 6.21% and 1.23%, respectively. Of the Company's total lines of credit, $5.0 billion supported the combined U.S. and European commercial paper borrowing programs, against which there was $0.3 billion of commercial paper outstanding at December 31, 2022.

The Company's credit facilities and certain debentures require the Company to comply with specified financial and non-financial covenants including maintenance of minimum tangible net worth as well as limitations related to incurring liens, secured debt, and certain other financing arrangements. The Company is in compliance with these covenants as of December 31, 2022.

The Company had outstanding standby letters of credit and surety bonds at December 31, 2022 and 2021, totaling $1.6 billion and $1.2 billion, respectively.

The Company has accounts receivable securitization programs (the "Programs"). The Programs provide the Company with up to $2.6 billion in funding resulting from the sale of accounts receivable. As of December 31, 2022, the Company utilized $2.6 billion of its facility under the Programs (see Note 19 for more information on the Programs).

Note 11.   Stock Compensation

The Company's employee stock compensation plans provide for the granting of options to employees to purchase common stock of the Company pursuant to the Company's 2020 Incentive Compensation Plan. These options are issued at market value on the date of grant, vest incrementally over one year to five years, and expire ten years after the date of grant.

The fair value of each option grant is estimated as of the date of grant using the Black-Scholes single option pricing model. The volatility assumption used in the Black-Scholes single option pricing model is based on the historical volatility of the Company's stock. The volatility of the Company's stock was calculated based upon the monthly closing price of the Company's stock for the period immediately prior to the date of grant corresponding to the average expected life of the grant. The average expected life represents the period of time that option grants are expected to be outstanding. The risk-free rate is based on the rate of U.S. Treasury zero-coupon issues with a remaining term equal to the expected life of option grants. No options were granted in 2022, 2021, and 2020.

Note 11.   Stock Compensation (Continued)

A summary of option activity during 2022 is presented below:

	Shares	Weighted-Average Exercise Price
	(In thousands, except per share amounts)	
Shares under option at December 31, 2021	4,584	$37.20
Exercised	(2,484)	36.30
Forfeited or expired	(3)	26.25
Shares under option at December 31, 2022	2,097	$38.27
Exercisable at December 31, 2022	2,097	$38.27

The weighted-average remaining contractual term of options outstanding and exercisable at December 31, 2022, is 3 years and 3 years, respectively. The aggregate intrinsic value of options outstanding and exercisable at December 31, 2022, is $115 million and $115 million, respectively. The total intrinsic values of options exercised during the years ended December 31, 2022, 2021, and 2020, were $117 million, $37 million, and $32 million, respectively. Cash proceeds received from options exercised during the years ended December 31, 2022, 2021, and 2020, were $90 million, $64 million, and $49 million, respectively.

At December 31, 2022, unrecognized compensation expense related to option grants to be recognized as compensation expense during the next year was immaterial.

The Company's 2020 Incentive Compensation Plan provides for the granting of restricted stock and restricted stock units (Restricted Stock Awards) at no cost to certain officers and key employees. In addition, the Company's 2020 Incentive Compensation Plan also provides for the granting of performance stock units (PSUs) at no cost to certain officers and key employees. Restricted Stock Awards are made in common stock or stock units with equivalent rights and vest at the end of a restriction period of three years. In 2022, the awards for PSUs are made in common stock units and vest at the end of a vesting period of three years subject to the attainment of certain future service and performance criteria based on the Company's adjusted return on invested capital (ROIC) and adjusted earnings per share (EPS) with a modifier for gender parity and greenhouse gas emissions. During the years ended December 31, 2022, 2021, and 2020, 2.3 million, 2.7 million, and 2.7 million common stock or stock units, respectively, were granted as Restricted Stock Awards and PSUs. At December 31, 2022, there were 14.7 million shares available for future grants pursuant to the 2020 plan.

The fair value of Restricted Stock Awards is determined based on the market value of the Company's shares on the grant date. In 2022, the fair value of PSUs issued was based on the weighted-average values of adjusted ROIC and adjusted EPS determined based on the market value of the Company's shares on the grant date. In 2021 and 2020, the fair value of PSUs issued was based on the weighted-average values of adjusted ROIC and compound average growth rate of Nutrition's segment operating profit determined based on the market value of the Company's shares on the grant date. The weighted-average grant-date fair values of awards granted during the years ended December 31, 2022, 2021, and 2020 were $70.13, $53.28, and $45.59, respectively.

Note 11.   Stock Compensation (Continued)

A summary of Restricted Stock Awards and PSUs activity during 2022 is presented below:

	Restricted Stock Awards and PSUs	Weighted Average Grant-Date Fair Value
	(In thousands, except per share amounts)	
Non-vested at December 31, 2021	7,135	$47.27
Granted	2,267	70.13
Vested	(2,794)	42.02
Forfeited	(200)	63.15
Non-vested at December 31, 2022	6,408	$57.22

At December 31, 2022, there was $95 million of total unrecognized compensation expense related to Restricted Stock Awards and PSUs. Amounts to be recognized as compensation expense during the next three years are $61 million, $31 million, and $3 million, respectively.   The total grant-date fair value of Restricted Stock Awards that vested during the year ended December 31, 2022 was $117 million.

Compensation expense for option grants, Restricted Stock Awards, and PSUs granted to employees is generally recognized on a straight-line basis during the service period of the respective grant. Certain of the Company's option grants, Restricted Stock Awards, and PSUs continue to vest upon the recipient's retirement from the Company and compensation expense related to option grants and Restricted Stock Awards granted to retirement-eligible employees is recognized in earnings on the date of grant. Compensation expense for PSUs is based on the probability of meeting the performance criteria. The Company recognizes forfeitures as they occur.

Total compensation expense for option grants, Restricted Stock Awards, and PSUs recognized during the years ended December 31, 2022, 2021, and 2020 was $147 million, $161 million, and $151 million, respectively. Changes in incentive compensation expense are primarily caused by the level of attainment of the PSU performance criteria described above.

Note 12.   Other (Income) Expense – Net

The following table sets forth the items in other (income) expense:

(In millions)	Year Ended December 31		
	2022	2021	2020
Gains on sale of assets	$ (78)	$ (100)	$ (138)
Pension settlement	—	83	—
Other – net	(280)	(77)	(117)
	$ (358)	$ (94)	$ (255)

Individually significant items included in the table above are:

Gains on sale of assets for the year ended December 31, 2022 consisted of gains on sales of certain assets and disposals of individually insignificant assets in the ordinary course of business. Gains on sale of assets for the year ended December 31, 2021 consisted of gains on the sale of the Company's ethanol production complex in Peoria, Illinois of $22 million, the sale of certain other assets, and disposals of individually insignificant assets in the ordinary course of business. Gains on sale of assets for the year ended December 31, 2020 included a gain on the sale of a portion of the Company's shares in Wilmar and net gains on the sale of certain other assets and disposals of individually insignificant assets in the ordinary course of business.

Note 12.   Other (Income) Expense – Net (Continued)

Pension settlement for the year ended December 31, 2021 was related to the purchase of group annuity contracts that irrevocably transferred the future benefit obligations and annuity administration for certain salaried and hourly retirees and terminated vested participants under the Company's ADM Retirement Plan and ADM Pension Plan for Hourly-Wage Employees to independent third parties.

Other - net for the year ended December 31, 2022 included a legal recovery related to the 2019 and 2020 closure of the Company's Reserve, Louisiana, export facility of $110 million, net foreign exchange gains of $105 million, a $50 million one-time payment from the USDA Biofuel Producer Recovery Program, and the non-service components of net pension benefit income of $25 million, partially offset by other net expense. Other - net for the year ended December 31, 2021 included the non-service components of net pension benefit income of $16 million, net foreign exchange gains of $24 million, and other income. Other - net for the year ended December 31, 2020 included the non-service components of net pension benefit income of $33 million, foreign exchange gains, and other income.

Note 13.   Income Taxes

The following table sets forth the geographic split of earnings before income taxes:

(In millions)	Year Ended December 31		
	2022	**2021**	**2020**
United States	$ **2,725**	$ 2,140	$ 442
Foreign	**2,508**	1,173	1,441
	$ **5,233**	$ 3,313	$ 1,883

Significant components of income taxes are as follows:

(In millions)	Year Ended December 31		
	2022	**2021**	**2020**
Current			
Federal	$ **379**	$ 404	$ (164)
State	**97**	79	4
Foreign	**481**	224	186
Deferred			
Federal	**23**	(59)	41
State	**7**	(12)	(10)
Foreign	**(119)**	(58)	44
	$ **868**	$ 578	$ 101

Note 13. Income Taxes (Continued)

Significant components of deferred tax liabilities and assets are as follows:

	December 31, 2022	December 31, 2021
	(In millions)	
Deferred tax liabilities		
Property, plant, and equipment	**$ 811**	$ 875
Intangibles	**417**	403
Right of use assets	**237**	214
Equity in earnings of affiliates	**191**	153
Inventory reserves	**11**	29
Debt exchange	**52**	53
Reserves and other accruals	**86**	65
Other	**108**	185
	$ 1,913	$ 1,977
Deferred tax assets		
Pension and postretirement benefits	**$ 104**	$ 137
Lease liabilities	**244**	220
Stock compensation	**51**	53
Foreign tax loss carryforwards	**496**	465
Capital loss carryforwards	**42**	74
State tax attributes	**21**	21
Reserves and other accruals	**22**	158
Other	**77**	44
Gross deferred tax assets	**1,057**	1,172
Valuation allowances	**(209)**	(281)
Net deferred tax assets	**$ 848**	$ 891
Net deferred tax liabilities	**$ 1,065**	$ 1,086
The net deferred tax liabilities are classified as follows:		
Noncurrent assets	**$ —**	$ 27
Noncurrent assets (foreign)	**337**	299
Noncurrent liabilities	**(1,183)**	(1,079)
Noncurrent liabilities (foreign)	**(219)**	(333)
	$ (1,065)	$ (1,086)

During 2022, the Company decreased valuation allowances by $68 million primarily related to net operating loss and foreign capital loss carryforwards.

Note 13.   Income Taxes (Continued)

Reconciliation of the statutory federal income tax rate to the Company's effective income tax rate on earnings is as follows:

	Year Ended December 31		
	2022	2021	2020
Statutory rate	**21.0 %**	21.0 %	21.0 %
State income taxes, net of federal tax benefit	**1.4**	1.5	(0.3)
Foreign earnings taxed at rates other than the U.S. statutory rate	**(3.8)**	(2.8)	(2.3)
Foreign currency effects/remeasurement	**0.6**	—	(1.1)
Income tax adjustment to filed returns	**(0.1)**	0.7	(0.4)
Tax benefit on U.S. biodiesel credits	**(1.2)**	(1.9)	(3.3)
Tax benefit on U.S. railroad credits	**(1.2)**	(2.0)	(8.0)
U.S. tax on foreign earnings	**0.2**	—	0.6
Valuation allowances	**—**	0.7	0.2
Other	**(0.3)**	0.2	(1.0)
Effective income tax rate	**16.6 %**	17.4 %	5.4 %

The effective tax rate for 2022 was impacted by the geographic mix of earnings and discrete tax items. The effective tax rates for 2021 and 2020 were impacted by the geographic mix of earnings and U.S. tax credits, including the biodiesel tax credit and the railroad maintenance tax credit.

ADM's operations in foreign jurisdictions accounted for 48%, 35%, and 77% of the Company's total pre-tax earnings in fiscal years 2022, 2021, and 2020, respectively. The foreign rate differential was primarily due to lower tax rates applicable to the income earned from the Company's operations in Switzerland, Asia, and the Caribbean.

On August 16, 2022, the U.S. government enacted the Inflation Reduction Act of 2022 ("Inflation Act"), which includes, among other provisions, changes to the U.S. corporate income tax system, including a 15% minimum tax based on "adjusted financial statement income," and a one percent excise tax on net repurchases of stock for tax years beginning after December 31, 2022. While the Inflation Act has no immediate impact and is not expected to have a material adverse effect on ADM's results of operations going forward, the Company will continue to evaluate its impact as further information becomes available.

Undistributed earnings of the Company's foreign subsidiaries and corporate joint ventures were approximately $15.5 billion at December 31, 2022. Because these undistributed earnings continue to be indefinitely reinvested in foreign operations, no income taxes, other than the transition tax, the U.S. tax on undistributed Subpart F, and the minimum tax on Global Intangible Low Taxed Income (GILTI), have been provided after the Tax Cuts and Jobs Act (the "Act") was enacted on December 22, 2017. It is not practicable to determine the amount of unrecognized deferred tax liability related to any remaining undistributed earnings of foreign subsidiaries and corporate joint ventures not subject to the transition tax.

The Company has elected to pay the one-time transition tax on accumulated foreign earnings over eight years. As of December 31, 2022, the Company's remaining transition tax liability was $122 million, which will be paid in installments through 2025.

The Company incurred U.S. taxable income of $684 million, $244 million, and $259 million related to GILTI and deducted $67 million, $87 million, and $12 million related to FDII in fiscal years 2022, 2021, and 2020 respectively. The Company made an accounting policy election to treat GILTI as a period cost. The Company has recorded and will continue to record the impact of tax reform items as U.S. tax authorities issue Treasury Regulations and other guidance addressing tax reform-related changes. The additional guidance, along with the potential for additional global tax legislation changes, may affect significant deductions and income inclusions and could have a material adverse effect on the Company's net income or cash flow.

Note 13.   Income Taxes (Continued)

The Company had $496 million and $465 million of tax assets related to net operating loss carryforwards of certain international subsidiaries at December 31, 2022 and 2021, respectively. As of December 31, 2022, approximately $399 million of these assets have no expiration date, and the remaining $97 million expire at various times through fiscal 2032. The annual usage of certain of these assets is limited to a percentage of taxable income of the respective foreign subsidiary for the year. The Company has recorded a valuation allowance of $142 million and $200 million against these tax assets at December 31, 2022 and 2021, respectively, due to the uncertainty of their realization.

The Company had $42 million and $74 million of tax assets related to foreign capital loss carryforwards at December 31, 2022 and 2021, respectively. The Company has recorded a valuation allowance of $42 million and $74 million against these tax assets at December 31, 2022 and 2021, respectively, due to the uncertainty of their realization.

The Company had $21 million of tax assets related to state income tax attributes (incentive credits and net operating loss carryforwards), net of federal tax benefit, at December 31, 2022 and 2021, a majority of which will expire between 2023 and 2027. Due to the uncertainty of realization, the Company recorded a valuation allowance of $15 million and $13 million related to state income tax assets net of federal tax benefit as of December 31, 2022 and 2021, respectively. The change in the valuation allowance was related to the expiration of certain state income tax attributes which were fully reserved in prior years.

The Company remains subject to federal examination in the U.S. for the calendar tax years 2016 through 2022.

The following table sets forth a rollforward of activity of unrecognized tax benefits for the year ended December 31, 2022 and 2021 as follows:

	Unrecognized Tax Benefits	
	December 31, 2022	December 31, 2021
	(In millions)	
Beginning balance	$ 157	$ 151
Additions related to current year's tax positions	6	7
Additions related to prior years' tax positions	26	15
Additions (adjustments) related to acquisitions	11	—
Reductions related to lapse of statute of limitations	(6)	(9)
Settlements with tax authorities	(43)	(7)
Ending balance	$ 151	$ 157

The additions and reductions in unrecognized tax benefits shown in the table included effects related to net income and shareholders' equity. The changes in unrecognized tax benefits did not have a material effect on the Company's net income or cash flow. At December 31, 2022 and 2021, the Company had accrued interest and penalties on unrecognized tax benefits of $39 million.

The Company is subject to income taxation and routine examinations in many jurisdictions around the world and frequently faces challenges regarding the amount of taxes due. These challenges include positions taken by the Company related to the timing, nature, and amount of deductions and the allocation of income among various jurisdictions. In its routine evaluations of the exposure associated with various tax filing positions, the Company recognizes a liability, when necessary, for estimated potential tax owed by the Company in accordance with applicable accounting standards. Resolution of the related tax positions, through negotiations with relevant tax authorities or through litigation, may take years to complete. Therefore, it is difficult to predict the timing for resolution of tax positions and the Company cannot predict or provide assurance as to the ultimate outcome of these ongoing or future examinations. However, the Company does not anticipate that the total amount of unrecognized tax benefits will increase or decrease significantly in the next twelve months. Given the long periods of time involved in resolving tax positions, the Company does not expect that the recognition of unrecognized tax benefits will have a material impact on the Company's effective income tax rate in any given period. If the total amount of unrecognized tax benefits were recognized by the Company at one time, there would be a reduction of $148 million on the tax expense for that period.

Note 13.   Income Taxes (Continued)

The Company's subsidiary in Argentina, ADM Agro SRL (formerly ADM Argentina SA and Alfred C. Toepfer Argentina SRL), received tax assessments challenging transfer prices used to price grain exports for the tax years 1999 through 2011 and 2015. As of December 31, 2022, these assessments totaled $5 million in tax and up to $25 million in interest (adjusted for variation in currency exchange rates). The Argentine tax authorities conducted a review of income and other taxes paid by large exporters and processors of cereals and other agricultural commodities resulting in allegations of income tax evasion. The Company strongly believes that it has complied with all Argentine tax laws. Currently the Company is under audit for fiscal years 2016 and 2017. While the statute of limitations has expired for tax years 2012 and 2013, the Company cannot rule out receiving additional assessments challenging transfer prices used to price grain exports for years subsequent to 2015. The Company believes that it has appropriately evaluated the transactions underlying these assessments, and has concluded, based on Argentine tax law, that its tax position is more likely than not to be sustained based upon its technical merits, and accordingly, has not recorded a tax liability for these assessments. The Company intends to vigorously defend its position against any assessments.

In 2014, the Company's wholly-owned subsidiary in the Netherlands, ADM Europe B.V., received a tax assessment from the Netherlands tax authority challenging the transfer pricing aspects of a 2009 business reorganization, which involved two of its subsidiary companies in the Netherlands. As of December 31, 2022, this assessment was $87 million in tax and $31 million in interest (adjusted for variation in currency exchange rates). On April 23, 2020, the court issued an unfavorable ruling and in October 2020, assigned a third party expert to establish a valuation. During the second quarter of 2021, the third party expert issued a final valuation. On September 30, 2022, the court issued a ruling consistent with the valuation report, and the Dutch tax authorities have filed an appeal. ADM intends to file a cross-appeal in the first quarter of 2023. As of December 31, 2022, the Company has accrued its best estimate of what it believes will be the likely outcome of the litigation.

Note 14.   Leases

Lessee Accounting

The Company leases certain transportation equipment, plant equipment, office equipment, land, buildings, and storage facilities. Most leases include options to renew, with renewal terms that can extend the lease term from 6 months to 49 years. The renewal options are not included in the measurement of the right of use assets and lease liabilities unless the Company is reasonably certain to exercise the optional renewal periods. Certain leases also include index and non-index escalation clauses and options to purchase the leased property. Leases accounted for as finance leases were immaterial at December 31, 2022.

As an accounting policy election, the Company does not apply the recognition requirements of Topic 842 to short-term leases in all of its underlying asset categories. The Company recognizes short-term lease payments in earnings on a straight-line basis over the lease term, and variable lease payments in the period in which the obligation for those payments is incurred. The Company also combines lease and non-lease contract components in all of its underlying asset categories as an accounting policy election.

Note 14.   Leases (Continued)

The following table sets forth the amounts relating to the Company's total lease cost and other information.

		Year Ended December 31				
		2022		2021		2020
		(In millions)				
Lease cost:						
Operating lease cost	$	356	$	336	$	315
Short-term lease cost		127		117		101
Total lease cost	$	483	$	453	$	416
Other information:						
Operating lease liability principal payments	$	339	$	325	$	302
Right-of-use assets obtained in exchange for new operating lease liabilities	$	357	$	197	$	314

	December 31	
	2022	2021
Weighted-average remaining lease term - operating leases (in years)	7	6
Weighted average discount rate - operating leases	3.7 %	3.8 %

Below is a tabular disclosure of the future annual undiscounted cash flows for operating lease liabilities as of December 31, 2022.

		Undiscounted Cash Flows
		(In millions)
2023	$	325
2024		259
2025		186
2026		124
2027		94
Thereafter		268
Total		1,256
Less interest [1]		(148)
Lease liability	$	1,108

[1] Calculated using the implicit rate of the lease, if available, or the incremental borrowing rate that is appropriate for the tenor and geography of the lease.

Note 15.   Employee Benefit Plans

The Company provides substantially all U.S. employees and employees at certain foreign subsidiaries with retirement benefits including defined benefit pension plans and defined contribution plans. The Company also provides certain eligible U.S. employees who retire under qualifying conditions with subsidized postretirement health care coverage or Health Care Reimbursement Accounts.

In 2021, the Company amended the ADM Retirement Plan and the ADM Pension Plan for Hourly-Wage Employees (collectively, the "Plans") and entered into two binding agreements to purchase: (1) a group annuity contract from Principal Life Insurance Company ("Principal") and (2) two group annuity contracts, separately from American General Life Insurance Company ("AGL") and from AGL's affiliate, The United States Life Insurance Company in the City of New York ("USL"), irrevocably transferring the future benefit obligations and annuity administration for approximately 6,000 retirees and terminated vested participants from the Plans to Principal, AGL, and USL. The purchase of the group annuity contracts was funded directly by the Plans' assets and reduced the Company's pension obligations by approximately $0.7 billion. As a result of the transactions, the Company recognized a non-cash pretax pension settlement charge of $83 million for the year ended December 31, 2021.

On July 31, 2017, the Company announced that all participants in the Company's U.S. salaried pension plan and the Supplemental Executive Retirement Plan (SERP) began accruing benefits under the cash balance formula effective January 1, 2022. Benefits for participants who were accruing under the final average pay formula were frozen as of December 31, 2021, including pay and service through that date.

The Company maintains 401(k) plans covering substantially all U.S. employees. The Company contributes cash to the plans to match qualifying employee contributions, and also provides a non-matching employer contribution of 1% of pay to eligible participants. Under an employee stock ownership component of the 401(k) plans, employees may choose to invest in the Company's stock as part of their own investment elections. Assets of the Company's 401(k) plans consist primarily of listed common stocks and pooled funds. The Company's 401(k) plans held 5.9 million shares of Company common stock at December 31, 2022, with a market value of $550 million. Cash dividends received on shares of Company common stock by these plans during the year ended December 31, 2022 were $10 million.

The following table sets forth the components of retirement plan expense for the years ended December 31, 2022, 2021, and 2020:

(In millions)	Pension Benefits Year Ended December 31			Postretirement Benefits Year Ended December 31		
	2022	2021	2020	2022	2021	2020
Retirement plan expense						
Defined benefit plans:						
Service cost (benefits earned during the period)	$ 48	$ 64	$ 61	$ 1	$ 1	$ 1
Interest cost	48	48	70	3	2	4
Expected return on plan assets	(79)	(95)	(126)	—	—	—
Settlement charges	—	83	—	—	—	—
Curtailments	(2)	—	—	—	—	—
Amortization of actuarial loss	17	33	38	5	6	6
Amortization of prior service cost (credit)	(20)	(20)	(19)	—	(2)	(13)
Net periodic defined benefit plan expense	12	113	24	9	7	(2)
Defined contribution plans	67	61	54	—	—	—
Total retirement plan expense	$ 79	$ 174	$ 78	$ 9	$ 7	$ (2)

Note 15.   Employee Benefit Plans (Continued)

The following tables set forth changes in the defined benefit obligation and the fair value of defined benefit plan assets for the years ended December 31, 2022 and 2021:

| | Pension Benefits | | Postretirement Benefits | |
	December 31 2022	December 31 2021	December 31 2022	December 31 2021
	(In millions)		(In millions)	
Benefit obligation, beginning	$ 2,178	$ 3,014	$ 154	$ 173
Service cost	48	64	1	1
Interest cost	48	48	3	2
Actuarial loss (gain)	(575)	(152)	(24)	(5)
Employee contributions	3	2	—	—
Curtailments	(2)	—	—	—
Settlements	(1)	(715)	—	—
Benefits paid	(47)	(51)	(16)	(17)
Foreign currency effects	(65)	(32)	—	—
Benefit obligation, ending	$ 1,587	$ 2,178	$ 118	$ 154
Fair value of plan assets, beginning	$ 1,742	$ 2,337	$ —	$ —
Actual return on plan assets	(438)	146	—	—
Employer contributions	60	30	16	17
Employee contributions	3	2	—	—
Settlements	(1)	(715)	—	—
Benefits paid	(47)	(51)	(16)	(17)
Foreign currency effects	(50)	(7)	—	—
Fair value of plan assets, ending	$ 1,269	$ 1,742	$ —	$ —
Funded status	$ (318)	$ (436)	$ (118)	$ (154)
Prepaid benefit cost	$ 60	$ 121	$ —	$ —
Accrued benefit liability – current	(18)	(18)	(14)	(15)
Accrued benefit liability – long-term	(360)	(539)	(104)	(139)
Net amount recognized in the balance sheet	$ (318)	$ (436)	$ (118)	$ (154)

In 2022, the actuarial gain in the pension plans was primarily due to increases in the global bond yields while actual return on plan assets was related to unfavorable asset performance in countries with material assets including the U.S., Canada, and Switzerland.

The Company uses the corridor approach when amortizing actuarial losses. Under the corridor approach, net unrecognized actuarial losses in excess of 10% of the greater of the projected benefit obligation or the market related value of plan assets are amortized over future periods. For plans with little to no active participants, the amortization period is the remaining average life expectancy of the participants. For plans with active participants, the amortization period is the remaining average service period of the active participants. The amortization periods range from 2 to 28 years for the Company's defined benefit pension plans and from 5 to 19 years for the Company's postretirement benefit plans.

Included in AOCI for pension benefits at December 31, 2022, are the following amounts that have not yet been recognized in net periodic pension cost: unrecognized prior service credit of $75 million and unrecognized actuarial loss of $226 million.

Note 15.   Employee Benefit Plans (Continued)

Included in AOCI for postretirement benefits at December 31, 2022, are the following amounts that have not yet been recognized in net periodic postretirement benefit cost: unrecognized prior service cost of $1 million and unrecognized actuarial loss of $16 million.

The following table sets forth the principal assumptions used in developing net periodic benefit cost:

	Pension Benefits		Postretirement Benefits	
	December 31 2022	December 31 2021	December 31 2022	December 31 2021
Discount rate	2.5%	2.3%	2.7%	2.3%
Expected return on plan assets	5.0%	6.0%	N/A	N/A
Rate of compensation increase	4.2%	4.8%	N/A	N/A
Interest crediting rate	1.9%	2.0%	N/A	N/A

The following table sets forth the principal assumptions used in developing the year-end actuarial present value of the projected benefit obligations:

	Pension Benefits		Postretirement Benefits	
	December 31 2022	December 31 2021	December 31 2022	December 31 2021
Discount rate	4.8 %	2.5 %	5.1%	2.7%
Rate of compensation increase	4.3 %	4.2 %	N/A	N/A
Interest crediting rate	3.9 %	1.9 %	N/A	N/A

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with projected benefit obligations in excess of plan assets were $1.3 billion, $1.3 billion, and $0.9 billion, respectively, as of December 31, 2022, and $1.7 billion, $1.6 billion, and $1.2 billion, respectively, as of December 31, 2021. The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $1.2 billion, $1.2 billion, and $0.8 billion, respectively, as of December 31, 2022 and $1.7 billion, $1.6 billion, and $1.2 billion, respectively, as of December 31, 2021. The accumulated benefit obligation for all pension plans as of December 31, 2022 and 2021, was $1.6 billion and $2.1 billion, respectively.

For postretirement benefit measurement purposes, a 6.9% annual rate of increase in the per capita cost of covered health care benefits was assumed for the year ended December 31, 2022. The rate was assumed to decrease gradually to 4.5% by 2031 and remain at that level thereafter.

Plan Assets

The Company's employee benefit plan assets are principally comprised of the following types of investments:

Common stock:
Equity securities are valued based on quoted exchange prices and are classified within Level 1 of the valuation hierarchy.

Mutual funds:
Mutual funds are valued at the closing price reported on the active market on which they are traded and are classified within Level 1 of the valuation hierarchy.

Note 15.   Employee Benefit Plans (Continued)

Common collective trust (CCT) funds:
The fair values of the CCTs are valued using net asset value (NAV). The investments in CCTs are comprised of U.S. and international equity, fixed income, and other securities. The investments are valued at NAV provided by administrators of the funds.

Corporate debt instruments:
Corporate debt instruments are valued using third-party pricing services and are classified within Level 2 of the valuation hierarchy.

U.S. Treasury instruments:
U.S. Treasury instruments are valued at the closing price reported on the active market on which they are traded and are classified within Level 1 of the valuation hierarchy.

U.S. government agency, state, and local government bonds:
U.S. government agency obligations and state and municipal debt securities are valued using third-party pricing services and are classified within Level 2 of the valuation hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants' methods, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth, by level within the fair value hierarchy, the fair value of plan assets as of December 31, 2022 and 2021.

	Fair Value Measurements at December 31, 2022			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Total**
	(In millions)			
Common stock	$ 68	$ —	$ —	$ 68
Mutual funds	245	—	—	245
Corporate bonds	—	318	—	318
U.S. Treasury instruments	173	—	—	173
U.S. government agency, state and local government bonds	—	5	—	5
Other	—	9	—	9
Total assets	$ 486	$ 332	$ —	$ 818
Common collective trust funds at NAV				
U.S. equity				23
International equity				76
Fixed income				247
Other				105
Total assets at fair value				$ 1,269

Note 15.   Employee Benefit Plans (Continued)

	Fair Value Measurements at December 31, 2021			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(In millions)			
Common stock	$ 135	$ —	$ —	$ 135
Mutual funds	426	—	—	426
Corporate bonds	—	304	—	304
U.S. Treasury instruments	226	—	—	226
U.S. government agency, state and local government bonds	—	3	—	3
Other	—	8	—	8
Total assets	$ 787	$ 315	$ —	$ 1,102
Common collective trust funds at NAV				
U.S. equity				34
International equity				193
Fixed income				285
Other				128
Total assets at fair value				$ 1,742

Level 3 Gains and Losses:
There are no Plan assets classified as Level 3 in the fair value hierarchy; therefore there are no gains or losses associated with Level 3 assets.

The following table sets forth the actual asset allocation for the Company's global pension plan assets as of the measurement date:

	December 31 2022[1][2]	December 31 2021[2]
Equity securities	33%	47%
Debt securities	62%	44%
Other	5%	9%
Total	100%	100%

[1]   The Company's U.S. pension plans contain approximately 66% of the Company's global pension plan assets. The actual asset allocation for the Company's U.S. pension plans as of the measurement date consists of 37% equity securities and 63% debt securities. The target asset allocation for the Company's U.S. pension plans is approximately the same as the actual asset allocation. The actual asset allocation for the Company's foreign pension plans as of the measurement date consists of 24% equity securities, 62% debt securities, and 14% other. The target asset allocation for the Company's foreign pension plans is approximately the same as the actual asset allocation.

[2]   The Company's pension plans did not directly hold any shares of Company common stock as of the December 31, 2022 and 2021 measurement dates.

Note 15.   Employee Benefit Plans (Continued)

Investment objectives for the Company's plan assets are to:

- Optimize the long-term return on plan assets at an acceptable level of risk.
- Maintain a broad diversification across asset classes and among investment managers.
- Maintain careful control of the risk level within each asset class.

Asset allocation targets promote optimal expected return and volatility characteristics given the long-term time horizon for fulfilling the obligations of the pension plans. Selection of the targeted asset allocation for plan assets was based upon a review of the expected return and risk characteristics of each asset class, as well as the correlation of returns among asset classes. The U.S. pension plans target asset allocation is also based on an asset and liability study that is updated periodically.

Investment guidelines are established with each investment manager. These guidelines provide the parameters within which the investment managers agree to operate, including criteria that determine eligible and ineligible securities, diversification requirements, and credit quality standards, where applicable. In some countries, derivatives may be used to gain market exposure in an efficient and timely manner; however, derivatives may not be used to leverage the portfolio beyond the market value of underlying investments.

The Company uses external consultants to assist in monitoring the investment strategy and asset mix for the Company's plan assets. To develop the Company's expected long-term rate of return assumption on plan assets, the Company generally uses long-term historical return information for the targeted asset mix identified in asset and liability studies. Adjustments are made to the expected long-term rate of return assumption when deemed necessary based upon revised expectations of future investment performance of the overall investment markets.

Contributions and Expected Future Benefit Payments

Based on actuarial calculations, the Company expects to contribute $25 million to the pension plans and $14 million to the postretirement benefit plan during 2023. The Company may elect to make additional discretionary contributions during this period.

The following benefit payments, which reflect expected future service, are expected to be paid by the benefit plans:

	Pension Benefits	Postretirement Benefits
	(In millions)	
2023	$ 64	$ 14
2024	70	13
2025	76	12
2026	82	11
2027	85	10
2028-2032	524	44

Note 16.   Shareholders' Equity

The Company has authorized one billion shares of common stock and 500,000 shares of preferred stock, each with zero par value. No preferred stock has been issued. At December 31, 2022 and 2021, the Company had approximately 169.0 million shares and 156.6 million shares, respectively, of its common shares in treasury. Treasury stock of $4.9 billion and $5.1 billion at December 31, 2022 and 2021, respectively, is recorded at cost as a reduction of common stock, and treasury stock of $1.7 billion and $0.3 billion at December 31, 2022 and 2021, respectively, is recorded at cost as a reduction of retained earnings.

Note 16. Shareholders' Equity (Continued)

The following tables set forth the changes in AOCI by component and the reclassifications out of AOCI for the years ended December 31, 2022 and 2021:

	Foreign Currency Translation Adjustment	Deferred Gain (Loss) on Hedging Activities	Pension and Other Postretirement Benefit Liabilities Adjustment	Unrealized Gain (Loss) on Investments	Accumulated Other Comprehensive Income (Loss)
	(In millions)				
Balance at December 31, 2020	$ (2,424)	$ 185	$ (365)	$ —	$ (2,604)
Other comprehensive income before reclassifications	(119)	507	190	(2)	576
Gain (loss) on net investment hedges	398	—	—	—	398
Amounts reclassified from AOCI	—	(474)	99	—	(375)
Tax effect	(103)	7	(71)	—	(167)
Net of tax amount	176	40	218	(2)	432
Balance at December 31, 2021	$ (2,248)	$ 225	$ (147)	$ (2)	$ (2,172)
Other comprehensive income before reclassifications	**(609)**	**268**	**117**	**(12)**	**(236)**
Gain (loss) on net investment hedges	**328**	**—**	**—**	**—**	**328**
Amounts reclassified from AOCI	**—**	**(352)**	**23**	**—**	**(329)**
Tax effect	**(93)**	**7**	**(15)**	**1**	**(100)**
Net of tax amount	**(374)**	**(77)**	**125**	**(11)**	**(337)**
Balance at December 31, 2022	**$ (2,622)**	**$ 148**	**$ (22)**	**$ (13)**	**$ (2,509)**

The change in foreign currency translation adjustment in 2022 is due to the U.S. dollar appreciation impacting the equity value of the Company's foreign subsidiaries, partially offset by net investment hedges as discussed in Note 5, while the change in foreign currency translation adjustment in 2021 is primarily due to net investment hedges.

Note 16.   Shareholders' Equity (Continued)

Details about AOCI components	Amounts reclassified from AOCI Year Ended December 31			Affected line item in the consolidated statement of earnings
	2022	2021	2020	
	(In millions)			
Deferred loss (gain) on hedging activities				
	$ (1) $	16 $	68	Revenues
	(351)	(490)	(27)	Cost of products sold
	—	—	2	Interest expense
	—	—	2	Other (income) expense - net
	(352)	(474)	45	Earnings before income taxes
	62	118	7	Income tax expense
	$ (290) $	(356) $	52	Net earnings
Pension liability adjustment				
Amortization of defined benefit pension items:				
Prior service losses (credit)	$ (119) $	(77) $	(32)	Other (income) expense - net
Actuarial losses	142	176	39	Other (income) expense - net
	23	99	7	Earnings before income taxes
	(4)	(26)	(11)	Income tax expense
	$ 19 $	73 $	(4)	Net earnings

Note 17.   Segment and Geographic Information

The Company's operations are organized, managed, and classified into three reportable business segments: Ag Services and Oilseeds, Carbohydrate Solutions, and Nutrition. Each of these segments is organized based upon the nature of products and services offered. The Company's remaining operations are not reportable segments, as defined by the applicable accounting standard, and are classified as Other Business.

The Ag Services and Oilseeds segment includes global activities related to the origination, merchandising, transportation, and storage of agricultural raw materials, and the crushing and further processing of oilseeds such as soybeans and soft seeds (cottonseed, sunflower seed, canola, rapeseed, and flaxseed) into vegetable oils and protein meals. Oilseeds products produced and marketed by the segment include ingredients for food, feed, energy, and industrial customers. Crude vegetable oils produced by the segment's crushing activities are sold "as is" to manufacturers of renewable green diesel and other customers or are further processed by refining, blending, bleaching, and deodorizing into salad oils. Salad oils are sold "as is" or are further processed by hydrogenating and/or interesterifying into margarine, shortening, and other food products. Partially refined oils are used to produce biodiesel and glycols or are sold to other manufacturers for use in chemicals, paints, and other industrial products. Oilseed protein meals are principally sold to third parties to be used as ingredients in commercial livestock and poultry feeds. The Ag Services and Oilseeds segment is also a major supplier of peanuts and peanut-derived ingredients to both the U.S. and export markets. In North America, cotton cellulose pulp is manufactured and sold to the chemical, paper, and other industrial markets. The Ag Services and Oilseeds segment's grain sourcing, handling, and transportation network (including barge, ocean-going vessel, truck, rail, and container freight services) provides reliable and efficient services to the Company's customers and agricultural processing operations. The Ag Services and Oilseeds segment also includes agricultural commodity and feed product import, export, and global distribution, and structured trade finance activities. The Company engages in various structured trade finance activities to leverage its global trade flows. This segment also includes the Company's share of the results of its equity investment in Wilmar and its share of the results of its Pacificor, Stratas Foods LLC, Edible Oils Limited, Olenex, and SoyVen joint ventures.

Note 17.   Segment and Geographic Information (Continued)

The Carbohydrate Solutions segment is engaged in corn and wheat wet and dry milling and other activities. The Carbohydrate Solutions segment converts corn and wheat into products and ingredients used in the food and beverage industry including sweeteners, corn and wheat starches, syrup, glucose, wheat flour, and dextrose. Dextrose and starch are used by the Carbohydrate Solutions segment as feedstocks in other downstream processes. By fermentation of dextrose, the Carbohydrate Solutions segment produces alcohol and other food and animal feed ingredients. Ethyl alcohol is produced by the Company for industrial use in products such as hand sanitizers and ethanol for use in gasoline due to its ability to increase octane as an extender and oxygenate. Corn gluten feed and meal, as well as distillers' grains, are produced for use as animal feed ingredients. Corn germ, a by-product of the wet milling process, is further processed into vegetable oil and protein meal. Other Carbohydrate Solutions products include citric acids which are used in various food and industrial products. The Carbohydrate Solutions segment has announced various memorandums of understanding with potential strategic partners leveraging our core production capabilities and carbon sequestration experience to facilitate the production of low carbon, bio-based products such as sustainable aviation fuel and innovative renewable chemicals. This segment also includes the Company's share of the results of its equity investments in Hungrana Ltd., Almidones Mexicanos S.A., and Aston Foods and Food Ingredients. In November 2021, the Company sold its ethanol production complex in Peoria, Illinois. In August 2022, the Company launched two joint ventures, GreenWise Lactic and LG Chem Illinois Biochem, with LG Chem, a leading global diversified chemical company, for the U.S. production of lactic acid and polylactic acid to meet growing demand for a wide variety of plant-based products.

The Nutrition segment serves various end markets including food, beverages, nutritional supplements, and feed and premix for livestock, aquaculture, and pet food. The segment engages in the manufacturing, sale, and distribution of a wide array of ingredients and solutions including plant-based proteins, natural flavors, flavor systems, natural colors, emulsifiers, soluble fiber, polyols, hydrocolloids, probiotics, prebiotics, enzymes, botanical extracts, and other specialty food and feed ingredients. The Nutrition segment includes the activities related to the procurement, processing, and distribution of edible beans. The segment also includes activities related to the processing and distribution of formula feeds and animal health and nutrition products and the manufacture of contract and private label pet treats and foods. This segment also includes the Company's share of the results of its equity investment in Vimison S.A. de C.V.

Other Business includes the Company's financial business units related to futures commission and insurance activities.

Intersegment sales have been recorded at amounts approximating market. Operating profit for each segment is based on net sales less identifiable operating expenses. Also included in operating profit for each segment is equity in earnings of affiliates based on the equity method of accounting. Specified items included in total segment operating profit and certain corporate items are not allocated to the Company's individual business segments because operating performance of each business segment is evaluated by management exclusive of these items. Corporate results principally include the impact of LIFO-related adjustments, unallocated corporate expenses, interest cost net of interest income, and revaluation gains and losses on cost method investments and the share of the results of equity investments in early-stage start-up companies that ADM Ventures has investments in.

Note 17.   Segment and Geographic Information (Continued)

Segment Information

(In millions)		Year Ended December 31				
		2022		2021		2020
Gross revenues						
Ag Services and Oilseeds	$	**83,686**	$	70,455	$	55,667
Carbohydrate Solutions		**16,336**		12,672		9,423
Nutrition		**7,836**		6,933		5,959
Other		**396**		380		367
Intersegment elimination		**(6,698)**		(5,191)		(7,061)
Total	$	**101,556**	$	85,249	$	64,355
Intersegment revenues						
Ag Services and Oilseeds	$	**4,123**	$	3,408	$	5,951
Carbohydrate Solutions		**2,375**		1,562		951
Nutrition		**200**		221		159
Total	$	**6,698**	$	5,191	$	7,061
Revenues from external customers						
Ag Services and Oilseeds						
Ag Services	$	**53,181**	$	45,017	$	32,726
Crushing		**13,139**		11,368		9,593
Refined Products and Other		**13,243**		10,662		7,397
Total Ag Services and Oilseeds		**79,563**		67,047		49,716
Carbohydrate Solutions						
Starches and Sweeteners		**10,251**		7,611		6,387
Vantage Corn Processors		**3,710**		3,499		2,085
Total Carbohydrate Solutions		**13,961**		11,110		8,472
Nutrition						
Human Nutrition		**3,769**		3,189		2,812
Animal Nutrition		**3,867**		3,523		2,988
Total Nutrition		**7,636**		6,712		5,800
Other		**396**		380		367
Total	$	**101,556**	$	85,249	$	64,355

Note 17.   Segment and Geographic Information (Continued)

(In millions)		Year Ended December 31				
		2022		**2021**		**2020**
Depreciation						
Ag Services and Oilseeds	$	**334**	$	349	$	351
Carbohydrate Solutions		**307**		322		305
Nutrition		**120**		101		114
Other		**9**		8		6
Corporate		**24**		27		24
Total	$	**794**	$	807	$	800
Long-lived asset impairments[1]						
Ag Services and Oilseeds	$	**—**	$	10	$	8
Carbohydrate Solutions		**14**		13		—
Nutrition		**21**		50		13
Corporate		**—**		—		7
Total	$	**35**	$	73	$	28
Interest and investment income						
Ag Services and Oilseeds	$	**52**	$	27	$	39
Nutrition		**2**		1		2
Other		**185**		16		40
Corporate		**54**		52		30
Total	$	**293**	$	96	$	111
Equity in earnings of affiliates						
Ag Services and Oilseeds	$	**714**	$	500	$	475
Carbohydrate Solutions		**94**		70		81
Nutrition		**23**		24		22
Corporate		**1**		1		1
Total	$	**832**	$	595	$	579

[1] See Note 18 for total asset impairment, exit, and restructuring costs.

Note 17.   Segment and Geographic Information (Continued)

(In millions)		Year Ended December 31				
		2022		**2021**		**2020**
Segment Operating Profit						
Ag Services and Oilseeds	$	**4,386**	$	2,775	$	2,105
Carbohydrate Solutions		**1,360**		1,283		717
Nutrition		**736**		691		574
Other		**167**		25		52
Specified Items:						
Gains on sales of assets and businesses[1]		**47**		77		83
Impairment, restructuring, and settlement charges[2]		**(147)**		(213)		(76)
Total segment operating profit		**6,549**		4,638		3,455
Corporate		**(1,316)**		(1,325)		(1,572)
Earnings before income taxes	$	**5,233**	$	3,313	$	1,883

[1] The gains in 2022 were related to the sale of certain assets. The gains in 2021 were related to the sale of ethanol and certain other assets. The gains in 2020 were related to the sale of a portion of the Company's shares in Wilmar and certain other assets.

[2] The charges in 2022 were related to the impairment of certain assets, restructuring, and settlement contingencies. The charges in 2021 were related to the impairment of certain long-lived assets, goodwill, and other intangibles, restructuring, and a legal settlement. The charges in 2020 were related to the impairment of certain assets, restructuring, and settlement.

Note 17.   Segment and Geographic Information (Continued)

(In millions)	December 31			
	2022		**2021**	
Investments in and advances to affiliates				
Ag Services and Oilseeds	$	**4,863**	$	4,826
Carbohydrate Solutions		**365**		358
Nutrition		**111**		56
Corporate		**128**		45
Total	$	**5,467**	$	5,285
Identifiable assets				
Ag Services and Oilseeds	$	**28,657**	$	25,976
Carbohydrate Solutions		**6,801**		6,238
Nutrition		**10,615**		10,142
Other		**10,569**		9,235
Corporate		**3,132**		4,545
Total	$	**59,774**	$	56,136

(In millions)	Year Ended December 31			
	2022		**2021**	
Gross additions to property, plant, and equipment				
Ag Services and Oilseeds	$	**568**	$	451
Carbohydrate Solutions		**261**		260
Nutrition		**314**		242
Other		**15**		7
Corporate		**53**		45
Total	$	**1,211**	$	1,005

Note 17.   Segment and Geographic Information (Continued)

Geographic information: The following geographic data include revenues attributed to the countries based on the location of the subsidiary making the sale and long-lived assets based on physical location. Long-lived assets represent the net book value of property, plant, and equipment.

(In millions)	Year Ended December 31		
	2022	**2021**	**2020**
Revenues			
United States	$ **43,272**	$ 35,396	$ 25,986
Switzerland	**21,821**	18,453	13,819
Cayman Islands	**5,883**	5,515	3,958
Brazil	**4,004**	3,213	2,357
Mexico	**3,709**	2,934	2,244
Canada	**2,272**	1,818	1,280
United Kingdom	**2,231**	1,848	1,519
Other Foreign	**18,364**	16,072	13,192
	$ **101,556**	$ 85,249	$ 64,355

(In millions)	December 31	
	2022	**2021**
Long-lived assets		
United States	$ **6,322**	$ 6,098
Brazil	**801**	760
Other Foreign	**2,810**	2,945
	$ **9,933**	$ 9,803

Note 18.   Asset Impairment, Exit, and Restructuring Costs

The following table sets forth the charges included in asset impairment, exit, and restructuring costs.

(In millions)	Year Ended December 31		
	2022	**2021**	**2020**
Restructuring and exit costs [1]	$ **29**	$ 39	$ 26
Impairment charge - goodwill and other intangible assets [2]	**2**	52	26
Impairment charge - other long-lived assets [3]	**35**	73	28
Total asset impairment, exit, and restructuring costs	$ **66**	$ 164	$ 80

Note 18.   Asset Impairment, Exit, and Restructuring Costs (Continued)

(1)   Restructuring and exist costs for the year ended December 31, 2022 consisted of several individually insignificant restructuring charges totaling $28 million presented as specified items within segment operating profit and restructuring charges of $1 million in Corporate. Restructuring and exit costs for the year ended December 31, 2021 consisted of several individually insignificant restructuring charges totaling $35 million presented as specified items within segment operating profit and $4 million in Corporate. Restructuring and exit costs for the year ended December 31, 2020 consisted of several individually insignificant restructuring charges totaling $17 million presented as specified items within segment operating profit and $9 million in Corporate.

(2)   Impairment charge - goodwill and other intangible assets for the year ended December 31, 2022 consisted of customer list impairment of $2 million in Nutrition presented as specified items within segment operating profit. Impairment charge - goodwill and other intangible assets for the year ended December 31, 2021 consisted of goodwill impairment of $5 million and land rights impairment of $42 million in Ag Services and Oilseeds, and goodwill impairment of $1 million and customer list impairment of $4 million in Nutrition, presented as specified items within segment operating profit. Impairment charge - goodwill and other intangible assets for the year ended December 31, 2020 consisted of other intangible asset impairments presented as specified items within segment operating profit.

(3)   Impairment charge - other long-lived assets for the year ended December 31, 2022 consisted of impairments related to certain long-lived assets in Carbohydrate Solutions and Nutrition of $15 million and $20 million, respectively, presented as specified items within segment operating profit. Impairment charge - other long-lived assets for the year ended December 31, 2021 consisted of impairments related to certain long-lived assets in Ag Services and Oilseeds, Carbohydrate Solutions, and Nutrition of $10 million, $13 million, and $50 million, respectively, presented as specified items within segment operating profit. Impairment charge - other long-lived assets for the year ended December 31, 2020 consisted of impairments related to certain long-lived assets in Ag Services and Oilseeds and Nutrition of $8 million and $13 million, respectively, presented as specified items within segment operating profit, and $7 million of impairments related to certain assets in Corporate.

Note 19.   Sale of Accounts Receivable

The Company has an accounts receivable securitization program (the "Program") with certain commercial paper conduit purchasers and committed purchasers (collectively, the "First Purchasers"). Under the Program, certain U.S.-originated trade accounts receivable are sold to a wholly-owned bankruptcy-remote entity, ADM Receivables, LLC ("ADM Receivables"). Prior to October 1, 2020, ADM Receivables transferred such purchased accounts receivable in their entirety to the First Purchasers pursuant to a receivables purchase agreement. In exchange for the transfer of the accounts receivable, ADM Receivables received a cash payment up to a certain amount and an additional amount upon the collection of the accounts receivable (deferred consideration). On October 1, 2020, the Company restructured the First Program from a deferred purchase price to a pledge structure. Under the new structure, ADM Receivables transfers certain of the purchased accounts receivable to each of the First Purchasers together with a security interest in all of its right, title, and interest in the remaining purchased accounts receivable. In exchange, ADM Receivables receives a cash payment of up to $1.8 billion for the accounts receivable transferred. The First Program terminates on May 18, 2023, unless extended.

The Company also has an accounts receivable securitization program (the "Second Program") with certain commercial paper conduit purchasers and committed purchasers (collectively, the "Second Purchasers"). Under the Second Program, certain non-U.S.-originated trade accounts receivable are sold to a wholly-owned bankruptcy-remote entity, ADM Ireland Receivables Company (ADM Ireland Receivables). Prior to April 1, 2020, ADM Ireland Receivables transferred such purchased accounts receivable in their entirety to the Second Purchasers pursuant to a receivables purchase agreement. In exchange for the transfer of the accounts receivable, ADM Ireland Receivables received a cash payment up to a certain amount and an additional amount upon the collection of the accounts receivable (deferred consideration). On April 1, 2020, the Company restructured the Second Program from a deferred purchase price to a pledge structure. Under the new structure, ADM Ireland Receivables transfers certain of the purchased accounts receivable to each of the Second Purchasers together with a security interest in all of its right, title, and interest in the remaining purchased accounts receivable. In exchange, ADM Ireland Receivables receives a cash payment of up to $0.8 billion (€0.8 billion) for the accounts receivables transferred. The Second Program terminates on March 16, 2023, unless extended.

Note 19.   Sale of Accounts Receivable (Continued)

Under the First and Second Programs (collectively, the "Programs"), ADM Receivables and ADM Ireland Receivables use the cash proceeds from the transfer of receivables to the First Purchasers and Second Purchasers (collectively, the "Purchasers") and other consideration, as applicable, to finance the purchase of receivables from the Company and the ADM subsidiaries originating the receivables. The Company accounts for these transfers as sales. The Company acts as a servicer for the transferred receivables. At December 31, 2022 and 2021, the Company did not record a servicing asset or liability related to its retained responsibility, based on its assessment of the servicing fee, market values for similar transactions, and its cost of servicing the receivables sold.

As of December 31, 2022 and 2021, the fair value of trade receivables transferred to the Purchasers under the Programs and derecognized from the Company's consolidated balance sheet was $2.6 billion and $2.2 billion, respectively. Total receivables sold were $59.0 billion, $50.3 billion, and $35.0 billion for the years ended December 31, 2022, 2021, and 2020, respectively. Cash collections from customers on receivables sold were $56.9 billion, $47.3 billion, and $34.2 billion for the years ended December 31, 2022, 2021, and 2020, respectively. Of the 2020 amount, $6.7 billion was cash collections on the deferred consideration reflected as cash inflows from investing activities for the years ended December 31, 2020. Receivables pledged as collateral to the Purchasers were $0.6 billion and $0.5 billion as of December 31, 2022 and 2021, respectively.

Transfers of receivables under the Programs during the years ended December 31, 2022, 2021, and 2020 resulted in an expense for the loss on sale of $21 million, $11 million, and $9 million, respectively, which is classified as selling, general, and administrative expenses in the consolidated statements of earnings.

In accordance with the amended guidance of Topic 230, the Company reflects cash flows related to the deferred receivables consideration as investing activities in its consolidated statements of cash flows. All other cash flows are classified as operating activities because the cash received from the Purchasers upon both the sale and collection of the receivables is not subject to significant interest rate risk given the short-term nature of the Company's trade receivables.

Note 20.   Legal Proceedings

The Company is routinely involved in a number of actual or threatened legal actions, including those involving alleged personal injuries, employment law, product liability, intellectual property, environmental issues, alleged tax liability (see Note 13 for information on income tax matters), and class actions. The Company also routinely receives inquiries from regulators and other government authorities relating to various aspects of our business, and at any given time, the Company has matters at various stages of resolution. The outcomes of these matters are not within our complete control and may not be known for prolonged periods of time. In some actions, claimants seek damages, as well as other relief including injunctive relief, that could require significant expenditures or result in lost revenues. In accordance with applicable accounting standards, the Company records a liability in its consolidated financial statements for material loss contingencies when a loss is known or considered probable and the amount can be reasonably estimated. If the reasonable estimate of a known or probable loss is a range, and no amount within the range is a better estimate than any other, the minimum amount of the range is accrued. If a material loss contingency is reasonably possible but not known or probable, and can be reasonably estimated, the estimated loss or range of loss is disclosed in the notes to the consolidated financial statements. When determining the estimated loss or range of loss, significant judgment is required to estimate the amount and timing of a loss to be recorded. Estimates of probable losses resulting from litigation and governmental proceedings involving the Company are inherently difficult to predict, particularly when the matters are in early procedural stages, with incomplete facts or legal discovery; involve unsubstantiated or indeterminate claims for damages; potentially involve penalties, fines, disgorgement, or punitive damages; or could result in a change in business practice.

Note 20.   Legal Proceedings (Continued)

On September 4, 2019, AOT Holding AG ("AOT") filed a putative class action under the U.S. Commodities Exchange Act in federal district court in Urbana, Illinois, alleging that the Company sought to manipulate the benchmark price used to price and settle ethanol derivatives traded on futures exchanges. On March 16, 2021, AOT filed an amended complaint adding a second named plaintiff Maize Capital Group, LLC ("Maize"). AOT and Maize allege that members of the putative class collectively suffered damages calculated to be between approximately $500 million to over $2.0 billion as a result of the Company's alleged actions. On July 14, 2020, Green Plains Inc. and its related entities ("GP") filed a putative class action lawsuit, alleging substantially the same operative facts, in federal court in Nebraska, seeking to represent sellers of ethanol. On July 23, 2020, Midwest Renewable Energy, LLC ("MRE") filed a putative class action in federal court in Illinois alleging substantially the same operative facts and asserting claims under the Sherman Act. On November 11, 2020, United Wisconsin Grain Producers LLC ("UWGP") and five other ethanol producers filed a lawsuit in federal court in Illinois alleging substantially the same facts and asserting claims under the Sherman Act and Illinois, Iowa, and Wisconsin law. The court granted ADM's motion to dismiss the MRE and UWGP complaints without prejudice on August 9, 2021 and September 28, 2021, respectively. On August 16, 2021, the court granted ADM's motion to dismiss the GP complaint, dismissing one claim with prejudice and declining jurisdiction over the remaining state law claim. MRE filed an amended complaint on August 30, 2021, which ADM moved to dismiss on September 27, 2021. UWGP filed an amended complaint on October 19, 2021, which the court dismissed on July 12, 2022. UWGP has appealed the dismissal to the United States Court of Appeals for the Seventh Circuit. On October 26, 2021, GP filed a new complaint in Nebraska federal district court, alleging substantially the same facts and asserting a claim for tortious interference with contractual relations. On March 18, 2022, the Nebraska federal district court granted ADM's motion to transfer the GP case back to the Central District of Illinois for further proceedings. ADM moved to dismiss the complaint on May 20, 2022 and on December 30, 2022, the court dismissed GP's complaint with prejudice. GP has appealed the dismissal. The Company denies liability, and is vigorously defending itself in these actions. As these actions are in pretrial proceedings, the Company is unable at this time to predict the final outcome with any reasonable degree of certainty, but believes the outcome will not have a material adverse effect on its financial condition, results of operations, or cash flows.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Archer-Daniels-Midland Company

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Archer-Daniels-Midland Company (the Company) as of December 31, 2022 and 2021, the related consolidated statements of earnings, comprehensive income (loss), cash flows, and shareholders' equity for each of the three years in the period ended December 31, 2022, and the related notes and financial statement schedule listed in the Index at Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) and our report dated February 14, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Market or Fair Values of Certain Merchandisable Agricultural Commodity Inventories, Inventory-Related Payables, and Forward Commodity Purchase and Sales Contracts

Description of the Matter	As explained in Notes 1 and 4 to the consolidated financial statements, certain merchandisable agricultural commodity inventory and inventory-related payables are stated at market or fair value. Forward commodity purchase and sales contracts that qualify as derivative contracts are also stated at market or fair value. The merchandisable agricultural commodity inventory, inventory-related payables, and forward commodity purchase and sales contracts are considered level 2 and 3 fair value instruments. As of December 31, 2022, the market or fair values of certain merchandisable agricultural commodity inventories, inventory-related payables, forward commodity contracts in an asset position, and forward commodity contracts in a liability position were $9,041 million, $1,270 million, $1,337 million, and $1,268 million, respectively.
	Auditing the estimated market or fair values of merchandisable agricultural commodity inventories, inventory-related payables, and forward commodity purchase and sale contracts is complex due to the judgment involved in determining market or fair value, specifically related to determining the estimated basis adjustments, which represent the adjustment made to exchange quoted prices to arrive at the market or fair values of certain merchandisable agricultural commodity inventories, inventory-related payables, and forward commodity purchase and sales contracts. The basis adjustments are generally determined using inputs from competitor or broker quotations or market transactions and are impacted by specific local supply and demand characteristics at each facility and the overall market. Factors such as substitute products, weather, fuel costs, contract terms, and futures prices also impact these basis adjustments.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's determination of the estimated market or fair values of certain merchandisable agricultural commodity inventories, inventory-related payables, and forward commodity purchase and sale contracts. Our tests included controls over the estimation process supporting the basis adjustments.
	To test the estimated market or fair values of certain merchandisable agricultural commodity inventories, inventory-related payables, and forward commodity purchase and sale contracts, our audit procedures included, among others, evaluating (i) the Company's selection of the principal market, (ii) the inputs for the basis adjustments, and (iii) the completeness and accuracy of the underlying data supporting the basis adjustments. For example, we evaluated management's methodology for determining the basis adjustment including assessing the principal market identified and sources utilized by management to support the basis adjustment. Specifically, we compared the basis adjustments used by management to competitor and broker quotations, trade publications, and/or recently executed transactions. Further, we investigated, to the extent necessary, basis adjustments that were inconsistent with third party available information. Finally, we evaluated the adequacy of the Company's financial statement disclosures related to the estimated market or fair values of certain merchandisable agricultural inventories, inventory-related payables, and forward commodity purchase and sale contracts.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1930.

Saint Louis, Missouri
February 14, 2023

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Archer-Daniels-Midland Company

Opinion on Internal Control over Financial Reporting

We have audited Archer-Daniels-Midland Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (the COSO criteria). In our opinion, Archer-Daniels-Midland Company (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of Archer-Daniels-Midland Company as of December 31, 2022 and 2021, the related consolidated statements of earnings, comprehensive income (loss), cash flows, and shareholders' equity for each of the three years in the period ended December 31, 2022, and the related notes and financial statement schedule listed in the Index at Item 15(a)(2), and our report dated February 14, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Saint Louis, Missouri
February 14, 2023

Item 9. **CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE**

None.

Item 9A. **CONTROLS AND PROCEDURES**

As of December 31, 2022, an evaluation was performed under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's "disclosure controls and procedures" (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")). Based on that evaluation, the Company's management, including the Chief Executive Officer and Chief Financial Officer, concluded the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the Company's management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

During 2018, the Company launched an initiative called Readiness to drive new efficiencies and improve the customer experience in the Company's existing businesses through a combination of data analytics, process simplification and standardization, and behavioral and cultural change, building upon its earlier 1ADM and operational excellence programs. As part of this transformation, the Company is implementing a new enterprise resource planning (ERP) system on a worldwide basis, which is expected to occur in phases over the next several years. During 2022, there were no deployments of the ERP system. The Company continues to consider changes in its design of and testing for effectiveness of internal controls over financial reporting and concluded, as part of the evaluation described in the above paragraph, that the implementation of the new ERP system has not materially affected its internal control over financial reporting.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Archer-Daniels-Midland Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). The Company's internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles.

Under the supervision and with the participation of management, including its Chief Executive Officer and Chief Financial Officer, the Company's management assessed the design and operating effectiveness of internal control over financial reporting as of December 31, 2022 based on the framework set forth in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on this assessment, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2022.

Ernst & Young LLP, an independent registered public accounting firm, has issued an attestation report on the Company's internal control over financial reporting as of December 31, 2022. That report is included herein.

/s/ Juan R. Luciano	/s/ Vikram Luthar
Juan R. Luciano	Vikram Luthar
Chairman, Chief Executive Officer, and President	Senior Vice President and Chief Financial Officer

Item 9B. **OTHER INFORMATION**

None.

Item 9C. **DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS**

Not applicable.

PART III

Item 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information with respect to directors, code of conduct, audit committee and audit committee financial experts of the Company, and Section 16(a) beneficial ownership reporting compliance is set forth in "Proposal No. 1 - Election of Directors for a One-Year Term," "Code of Conduct," "Information Concerning Committees and Meetings – Audit Committee," "Report of the Audit Committee," and "Director Evaluations; Delinquent Section 16(a) Reports," of the definitive proxy statement for the Company's annual meeting of stockholders to be filed on or before May 1, 2023 and is incorporated herein by reference.

Officers of the Company are elected by the Board of Directors for terms of one year and until their successors are duly elected and qualified.

Information with respect to executive officers and certain significant employees of the Company is set forth below. Except as otherwise indicated, all positions are with the Company.

Name	Titles	Age
Ronald S. Bandler	Vice President and Treasurer since May 2022. Assistant Treasurer from January 1998 to May 2022.	62
Benjamin I. Bard	Vice President and Chief Audit Executive since June 2021. Global Chief Compliance Officer since January 2014.	49
Camille Batiste	Senior Vice President, Global Supply Chain and Procurement since May 2021. President, Global Supply Chain from January 2020 to May 2021. President, Nutrition Optimization from June 2019 to May 2021. Vice President, Global Procurement from March 2017 to June 2019. Vice President, Sourcing Operations & Compliance at Honeywell Aerospace from March 2015 to March 2017.	51
Veronica L. Braker	Senior Vice President, Global Operations since April 2019. Executive Champion of Global Safety since January 2020. Vice President of Operations - Performance Materials at BASF from April 2017 to March 2019. Head of Operations for North America - Performance Materials at BASF from January 2014 to April 2017.	55
Christopher M. Cuddy	Senior Vice President of the Company since May 2015. President, Carbohydrate Solutions business unit since March 2015.	49
Pierre-Christophe Duprat	President, Biosolutions and International Corn since August 2022. President, Animal Nutrition from August 2018 to August 2022. President, ADM Europe, Middle East, and Africa (EMEA) from June 2016 to August 2018. President, ADM Corn EMEA and Asia from November 2015 to August 2022.	55
D. Cameron Findlay	Senior Vice President, General Counsel, and Secretary since July 2013.	63
Kristy Folkwein	Senior Vice President of the Company since March 2018. Chief Technology Officer since January 2020. Chief Information Officer from March 2018 to January 2020. Vice President and Chief Information Officer from June 2016 to March 2018.	60
Molly Strader Fruit	Vice President, Corporate Controller since March 2021. Vice President, Global Financial Services from May 2019 to March 2021. Controller, Carbohydrate Solutions from August 2018 to May 2019. Vice President, Global Credit from April 2016 to June 2019. Controller, Americas for Agricultural Services from June 2015 to August 2018.	44
Leticia Goncalves	President, Global Foods since March 2021. President, Global Specialty Ingredients from January 2020 to March 2021. Senior Vice President and U.S. Division Head at Bayer from September 2018 to January 2020. President, Europe and Middle East at Monsanto from August 2014 to August 2018.	48
Domingo Lastra	President, South America since July 2017. Vice President, Integration and Strategy from March 2016 to July 2017.	54
Juan R. Luciano	Chairman of the Board of Directors since January 2016. Chief Executive Officer and President since January 2015.	61

Vikram Luthar	Senior Vice President of the Company since March 2015. Chief Financial Officer since April 2022. Head of Investor Relations from June 2021 to July 2022. Chief Financial Officer, Nutrition from January 2020 to April 2022. President, Health & Wellness from March 2018 to January 2020. President, Bioactives from February 2017 to March 2018. President, Enzymes from December 2015 to February 2017. CFO, Corn Processing business unit from March 2014 to February 2017.	56
Vincent F. Macciocchi	Senior Vice President of the Company and President, Nutrition business unit since May 2015. Chief Sales and Marketing Officer since January 2020.	57
Gregory A. Morris	Senior Vice President of the Company since November 2014. President, Ag Services & Oilseeds business unit since July 2019. President, Global Oilseeds Processing business unit from May 2015 to June 2019.	51
Ian Pinner	Senior Vice President of the Company since January 2020. Chief Strategy and Innovation Officer since January 2020. President, Health and Wellness from January 2020 to March 2021. Vice President, Growth and Strategy from August 2018 to January 2020. Chief Growth Officer from July 2017 to August 2018. President, Southeast Asia and Global Destination Marketing from December 2015 to July 2017.	50
Ismael Roig	Senior Vice President of the Company since December 2015. President, Animal Nutrition since August 2022. President, ADM Europe, Middle East, and Africa (EMEA) since August 2018. Chief Strategy Officer from December 2015 to August 2018. Chief Sustainability Officer from May 2015 to March 2017.	55
John P. Stott	President, ADM Investor Services, Inc. since July 2022. Group Vice President, Finance, Corporate Treasurer, and CFO, Global Technology from March 2021 to May 2022. Group Vice President, Finance and Corporate Controller from August 2014 to March 2021.	55
Joseph D. Taets	Senior Vice President of the Company since August 2011. President, Asia Pacific since May 2021. Executive Champion for Quality and Food Safety from January 2020 to May 2021. President, Global Business Readiness from March 2018 to May 2021. President, Agricultural business unit from August 2011 to March 2018.	57
Thuy-Nga T. Vo	Chief Counsel, Corporate, Securities, and Mergers and Acquisitions and Assistant Secretary since January 2017. Chief Counsel, Mergers and Acquisitions from May 2013 to January 2017.	58
Jennifer L. Weber	Senior Vice President and Chief Human Resources Officer since August 2020. Executive Vice President - Human Resources at Lowe's Companies, Inc. from March 2016 to April 2020.	56
Todd Werpy	Senior Vice President and Chief Science Officer since January 2020. Senior Vice President and Chief Technology Officer from March 2015 to January 2020.	60

Item 11.   EXECUTIVE COMPENSATION

Information responsive to this Item is set forth in "Compensation Discussion and Analysis," "Executive Compensation," and "Director Compensation" of the definitive proxy statement for the Company's annual meeting of stockholders to be filed on or before May 1, 2023, and is incorporated herein by reference.

Item 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information responsive to this Item is set forth in "Principal Holders of Voting Securities," "Proposal No. 1 - Election of Directors for a One-Year Term," "Executive Officer Stock Ownership," and "Equity Compensation Plan Information at December 31, 2022" of the definitive proxy statement for the Company's annual meeting of stockholders to be filed on or before May 1, 2023, and is incorporated herein by reference.

Item 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information responsive to this Item is set forth in "Certain Relationships and Related Transactions," "Review and Approval of Certain Relationships and Related Transactions," and "Independence of Directors" of the definitive proxy statement for the Company's annual meeting of stockholders to be filed on or before May 1, 2023, and is incorporated herein by reference.

Item 14.   PRINCIPAL ACCOUNTING FEES AND SERVICES

Information responsive to this Item is set forth in "Fees Paid to Independent Auditors" and "Audit Committee Pre-Approval Policies" of the definitive proxy statement for the Company's annual meeting of stockholders to be filed on or before May 1, 2023, and is incorporated herein by reference.

PART IV

Item 15. **EXHIBITS AND FINANCIAL STATEMENT SCHEDULES**

(a)(1)   See Item 8, "Financial Statements and Supplementary Data," for a list of financial statements.

(a)(2)   Financial statement schedules


SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS AND RESERVES


(In millions)	Beginning of Year Balance	Additions	Deductions [1]	Other [2]	End of Year Balance
Allowance for doubtful accounts					
December 31, 2020	$ 110	47	(66)	9	$ 100
December 31, 2021	$ 100	32	(28)	18	$ 122
December 31, 2022	$ 122	88	(12)	1	$ 199

(In millions)	Beginning of Year Balance	Additions	Deductions	Other	End of Year Balance
Income tax valuation allowance					
December 31, 2020	$ 325	14	—	—	$ 339
December 31, 2021	$ 339	7	(65)	—	$ 281
December 31, 2022	$ 281	18	(90)	—	$ 209

[1] Uncollectible accounts written off

[2] Impact of reclassifications, foreign exchange translation, and other adjustments

All other schedules are either not required, not applicable, or the information is otherwise included.

(a)(3)   List of exhibits

(3i)   Composite Certificate of Incorporation, as amended (incorporated by reference to Exhibit (3)(i) to the Company's Form 10-Q for the quarter ended September 30, 2001).

(3ii)   Bylaws, as amended through November 2, 2022.

Item 15. **EXHIBITS AND FINANCIAL STATEMENT SCHEDULES (Continued)**

   (4)   Instruments defining the rights of security holders, including:

   (i)   Description of Securities of Registrant

   (ii)   Indenture, dated as of June 1, 1986, by and between the Company and The Bank of New York Mellon (successor to JPMorgan Chase, The Chase Manhattan Bank, Chemical Bank, and Manufacturers Hanover Trust Company), as Trustee (incorporated by reference to Exhibit 4(a) to the Company's Registration Statement on Form S-3 (File No. 33-6721)), as amended and supplemented by Supplemental Indenture, dated as of August 1, 1989, by and between the Company and The Bank of New York Mellon (successor to JPMorgan Chase, The Chase Manhattan Bank, Chemical Bank and Manufacturers Hanover Trust Company), as Trustee (incorporated by reference to Exhibit 4(c) to Post Effective Amendment No. 3 to the Company's Registration Statement on Form S-3 (No. 33-6721)), relating to:

   the $350,000,000 – 7 1/2% Debentures due March 15, 2027,
   the $200,000,000 – 6 3/4% Debentures due December 15, 2027,
   the $300,000,000 – 6 5/8% Debentures due May 1, 2029,
   the $400,000,000 – 7% Debentures due February 1, 2031,
   the $500,000,000 – 5.935% Debentures due October 1, 2032,
   the $600,000,000 – 5.375% Debentures due September 15, 2035, and
   the $250,000,000 – 6.95% Debentures due December 15, 2097.

   (iii)   Indenture, dated as of September 20, 2006, by and between the Company and The Bank of New York Mellon, as successor to JPMorgan Chase Bank, N.A., as Trustee (incorporated by reference to Exhibit 4 to the Company's Registration Statement on Form S-3), as amended and supplemented by First Supplemental Indenture, dated as of June 3, 2008, by and between the Company and The Bank of New York Mellon (formerly known as The Bank of New York) (incorporated by reference to Exhibit 4.6 to the Company's Current Report on Form 8-K filed on June 3, 2008), Second Supplemental Indenture, dated as of November 29, 2010, by and between the Company and The Bank of New York Mellon (incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed on November 30, 2010), and Third Supplemental Indenture, dated as of April 4, 2011, between the Company and The Bank of New York Mellon (incorporated by reference to Exhibit 4.4 to the Company's Current Report on Form 8-K filed on April 8, 2011), relating to:

   the $500,000,000 – 6.45% Debentures due January 15, 2038,
   the $1,000,000,000 – 5.765% Debentures due March 1, 2041, and
   the $527,688,000 – 4.535% Debentures due March 26, 2042.

   (iv)   Indenture, dated as of October 16, 2012, by and between the Company and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on October 17, 2012), relating to:

   the $570,425,000 – 4.016% Debentures due April 16, 2043,
   the €600,000,000 – 1.750% Notes due June 23, 2023,
   the $1,000,000,000 – 2.500% Notes due August 11, 2026,
   the $500,000,000 – 3.750% Notes due September 15, 2047,
   the €650,000,000 – 1.00% Notes due September 12, 2025,
   the $400,000,000 – 3.375% Notes due March 15, 2022,
   the $600,000,000 – 4.500% Notes due March 15, 2049,
   the $1,000,000,000 – 3.250% Notes due March 27, 2030,
   the $750,000,000 – 3.250% Notes due September 15, 2051, and
   the $750,000,000 – 2.900% Notes due March 1, 2032

Item 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES (Continued)

(v)   Copies of constituent instruments defining rights of holders of long-term debt of the Company and its Subsidiaries, other than the indentures specified herein, are not filed herewith, pursuant to Instruction (b)(4)(iii)(A) to Item 601 of Regulation S-K, because the total amount of securities authorized under any such instrument does not exceed 10% of the total assets of the Company and Subsidiaries on a consolidated basis. The Company hereby agrees that it will, upon request by the SEC, furnish to the SEC a copy of each such instrument.

(10)   Copies of the Company's equity compensation plans, deferred compensation plans and agreements with executive officers are incorporated herein by reference pursuant to Instruction (b)(10)(iii)(A) to Item 601 of Regulation S-K, each of which is a management contract or compensation plan or arrangement required to be filed as an exhibit pursuant to Item 15(b) of Form 10-K, as follows:

(i)   The Archer-Daniels-Midland Company Deferred Compensation Plan for Selected Management Employees I, as amended (incorporated by reference to Exhibit 10(iii) to the Company's Annual Report on Form 10-K for the year ended June 30, 2010).

(ii)   The Archer-Daniels-Midland Company Deferred Compensation Plan for Selected Management Employees II, as amended and restated (incorporated by reference to Exhibit 10(ii) to the Company's Annual Report on Form 10-K for the year ended December 31, 2013).

(iii)   The Archer-Daniels-Midland Company Supplemental Retirement Plan, as amended and restated (incorporated by reference to Exhibit 10(vi) to the Company's Annual Report on Form 10-K for the year ended June 30, 2010).

(iv)   Second Amendment to ADM Supplemental Retirement Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2010).

(v)   The Archer-Daniels-Midland Company Amended and Restated Stock Unit Plan for Nonemployee Directors, as amended (incorporated by reference to Exhibit 10(v) to the Company's Annual Report on Form 10-K for the year ended December 31, 2016).

(vi)   The Archer-Daniels-Midland 2002 Incentive Compensation Plan (incorporated by reference to Exhibit A to the Company's Definitive Proxy Statement filed on September 25, 2002).

(vii)   Form of Stock Option Agreement under the Company's 2002 Incentive Compensation Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005).

(viii)   Form of Restricted Stock Agreement under the Company's 2002 Incentive Compensation Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005).

(ix)   Form of Performance Share Unit Award Agreement under the Company's 2002 Incentive Compensative Plan (incorporated by reference to Exhibit 10(xii) to the Company's Annual Report on Form 10-K for the year ended June 30, 2010).

(x)   Form of Restricted Stock Unit Award Agreement under the Company's 2002 Incentive Compensation Plan (incorporated by reference to Exhibit 10(xiii) to the Company's Annual Report on Form 10-K for the year ended June 30, 2010).

(xi)   The Archer-Daniels-Midland Company 2009 Incentive Compensation Plan (incorporated by reference to Exhibit A to the Company's Definitive Proxy Statement filed on September 25, 2009).

(xii)   Form of Stock Option Agreement for U.S. Employees under the Company's 2009 Incentive Compensation Plan (incorporated by reference to Exhibit 10(i) to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2013).

Item 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES (Continued)

(xiii)   Form of Restricted Stock Unit Award Agreement for U.S. Employees under the Company's 2009 Incentive Compensation Plan (incorporated by reference to Exhibit 10(ii) to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2013).

(xiv)   Form of Stock Option Agreement for Named Executive Officers under the Company's 2009 Incentive Compensation Plan (incorporated by reference to Exhibit 10(iii) to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2013).

(xv)   Form of Restricted Stock Unit Award Agreement for Named Executive Officers under the Company's 2009 Incentive Compensation Plan (incorporated by reference to Exhibit 10(iv) to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2013).

(xvi)   Form of Stock Option Agreement for International Employees under the Company's 2009 Incentive Compensation Plan (incorporated by reference to Exhibit 10(v) to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2013).

(xvii)   Form of Restricted Stock Unit Award Agreement for International Employees under the Company's 2009 Incentive Compensation Plan (incorporated by reference to Exhibit 10(vi) to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2013).

(xviii)   Form of Performance Share Unit Award Agreement under the Company's 2009 Incentive Compensation Plan (incorporated by reference to Exhibit 10(vii) to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2013).

(xix)   Form of Performance Share Unit Award Agreement under the Company's 2009 Incentive Compensation Plan for grant to J. Luciano (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on March 25, 2011).

(xx)   Form of Nonqualified Stock Option Award Agreement for Executive Officers under the Company's 2009 Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2016).

(xxi)   Form of Nonqualified Stock Option Award Agreement for U.S. Employees under the Company's 2009 Incentive Compensation Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2016).

(xxii)   Form of Restricted Stock Unit Award Agreement for Executive Officers under the Company's 2009 Incentive Compensation Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2016).

(xxiii)   Form of Restricted Stock Unit Award Agreement for U.S. Employees under the Company's 2009 Incentive Compensation Plan (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2016).

(xxiv)   Form of Restricted Stock Unit Award Agreement under the Company's 2009 Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2017).

(xxv)   Form of Performance Share Unit Award Agreement under the Company's 2009 Incentive Compensation Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2017).

(xxvi)   ADM Employee Stock Purchase Plan (incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-8 filed on May 15, 2018).

Item 15.   **EXHIBITS AND FINANCIAL STATEMENT SCHEDULES (Continued)**

(xxvii)   Archer-Daniels-Midland Company 2020 Incentive Compensation Plan (incorporated by reference to Annex B to the Company's Definitive Proxy Statement filed on March 25, 2020).

(xxviii)   Form of Performance Share Unit Award Agreement under the Company's 2020 Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2020).

(xxix)   Form of Restricted Stock Unit Award Agreement under the Company's 2020 Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2020).

(xxx)   Form of Performance Share Unit Award Agreement under the Company's 2020 Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022).

(xxxi)   Form of Restricted Stock Unit Award Agreement under the Company's 2020 Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022).

(21)   Subsidiaries of the Company.

(23)   Consent of Independent Registered Public Accounting Firm.

(24)   Powers of Attorney.

(31.1)   Certification of Chief Executive Officer pursuant to Rule 13a–14(a) and Rule 15d–14(a) of the Securities Exchange Act of 1934, as amended.

(31.2)   Certification of Chief Financial Officer pursuant to Rule 13a–14(a) and Rule 15d–14(a) of the Securities Exchange Act of 1934, as amended.

(32.1)   Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(32.2)   Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(101)   Interactive Data File.

(104)   Cover Page Interactive Data File (formatted as Inline XBRL and incorporated by reference to Exhibit 101).

Item 16.   Form 10-K Summary

Not Applicable.

SIGNATURES

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2023

ARCHER-DANIELS-MIDLAND COMPANY

By: /s/ D. C. Findlay
D. C. Findlay
Senior Vice President, General Counsel, and Secretary

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on February 14, 2023, by the following persons on behalf of the Registrant and in the capacities indicated.

/s/ J. R. Luciano J. R. Luciano, Chairman, Chief Executive Officer, President, and Director (Principal Executive Officer)	/s/ D. E. Felsinger D. E. Felsinger*, Director	/s/ D. C. Findlay D. C. Findlay Attorney-in-Fact
	/s/ S. F. Harrison S. F. Harrison*, Director	
/s/ V. Luthar V. Luthar Senior Vice President and Chief Financial Officer (Principal Financial Officer)	/s/ P. J. Moore P. J. Moore*, Director	
/s/ M. S. Fruit M. S. Fruit Vice President, Corporate Controller (Principal Accounting Officer)	/s/ F. J. Sanchez F. J. Sanchez*, Director	
	/s/ D. A. Sandler D. A. Sandler*, Director	
/s/ M.S. Burke M. S. Burke*, Director		
/s/ T. Colbert T. Colbert*, Director	/s/ L. Z. Schlitz L. Z. Schlitz*, Director	
	/s/ K. R. Westbrook K. R. Westbrook*, Director	
/s/ J. C. Collins, Jr. J. C. Collins, Jr.*, Director		
/s/ T. K. Crews T. K. Crews*, Director		

*Powers of Attorney authorizing V. Luthar, M.S. Fruit, and D. C. Findlay, and each of them, to sign the Form 10-K on behalf of the above-named officers and directors of the Company, copies of which are being filed with the Securities and Exchange Commission.



STOCKHOLDER INFORMATION

Stock Exchange

ADM common stock is listed and traded on the New York Stock Exchange.
Ticker Symbol: ADM.

Transfer Agent and Registrar

Hickory Point Bank and Trust, fsb
225 N. Water Street, Suite 300
Decatur, IL 62523
888-740-5512

Independent Auditors

Ernst & Young L.L.P., St. Louis, MO

The Annual Meeting of Stockholders of the Company will be held completely virtually at www.virtualshareholdermeeting.com/ADM2023, on **Thursday, May 4, 2023, commencing at 8:30 A.M. Central Daylight Time.** Proxies will be requested by Management on or about March 14, 2023, at which time a Notice of Internet Availability of Proxy Materials or, for those who do not receive a Notice, a Proxy Statement, 2022 Annual Report on Form 10-K, and Form of Proxy, will be sent to Stockholders.

SAFE HARBOR STATEMENT

This proxy statement and annual report contains forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995 that is subject to certain risks and uncertainties that could cause actual results to differ materially from those projected, expressed, or implied by such forward-looking information. Risks and uncertainties that could cause or contribute to such differences include, but are not limited to, those discussed in Item 1A, "Risk Factors" included in our Form 10-K for the year ended December 31, 2022, as may be updated in our subsequent Quarterly Reports on Form 10-Q. To the extent permitted under applicable law, the Company assumes no obligation to update any forward-looking statements as a result of new information or future events.

MAILING ADDRESS

ADM
77 West Wacker Drive, Suite 4600
Chicago, IL 60601
U.S.A.

800-637-5843

www.adm.com

ADM
is an equal opportunity employer.

